    As filed with the Securities and Exchange Commission on April 30, 2018
                                                          Registration No. 333-
                                                                      811-04901

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
              Pre-Effective Amendment No. ____               [__]

             Post-Effective Amendment No. ____               [__]

                                    and/or
     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [__]


                          Amendment No. 18 [X]__


                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                          (Exact Name of Registrant)

                   METROPOLITAN TOWER LIFE INSURANCE COMPANY
                              (Name of Depositor)

                                200 Park Avenue
                              New York, NY 10166
             (Address of Depositor's Principal Executive Offices)


                 Depositor's Telephone Number: (212) 578-9500


                           Stephen W. Gauster, Esq.
                Senior Vice President, Interim General Counsel
                   Metropolitan Tower Life Insurance Company
                                200 Park Avenue
                              New York, NY 10166

                                   Copy to:
                            W. Thomas Conner, Esq.
                               Vedder Price P.C.
                           1633 Broadway, 31st Floor
                           New York, New York 10019

                 Approximate Date of Proposed Public Offering:
   On April 30, 2018 or as soon as possible after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

Title of Securities Being Registered: Flexible Premium Variable Life Insurance Policies.

This Registration Statement relates to Registration No. 333-73672.

                                     NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under the following policies (collectively referred to as the "Policies"):

  Flexible Premium Variable Life Insurance Policy (American Vision Series VUL
                                     2002)

on a new Form N-6. Interests under the Policies were previously registered on Form N-6 (File No. 333-73672) and funded by General American Separate Account Eleven. Upon effectiveness of a merger between General American Life Insurance Company with and into Metropolitan Tower Life Insurance Company ("Met Tower Life"), (i) Met Tower Life became the Depositor of the Policies and
(ii) General American Separate Account Eleven was transferred intact to Met Tower Life.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive policies, Depositor no longer files annual post-effective amendments to this Form N-6.

                   METROPOLITAN TOWER LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                        AMERICAN VISION SERIES VUL 2002

                               Flexible Premium
                       Variable Life Insurance Policies

                        Supplement dated April 30, 2018
                    to the Prospectus dated April 28, 2008

       This supplement updates certain information contained in the last full prospectus for the above-referenced flexible premium variable life insurance policies (the "Policies"), as annually and periodically supplemented (the "Prospectus") and consists of two parts: PART 1 and PART 2. Part 1 of the supplement describes the recent merger involving General American Life Insurance Company, the insurer that issued your Policy, and what it means for you. Part 2 of the supplement provides additional information regarding your Policy, such as with respect to eligible fund fees and expenses.

       Please read this supplement and keep it with your Prospectus for future reference. You may obtain a copy of the Prospectus for your Policy, free of charge, by writing to our Administrative Office, or by calling 1-800-638-9294, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

       PART 1.       INFORMATION REGARDING THE MERGER

       Effective following the close of business on April 27, 2018, General American Life Insurance Company was merged into Metropolitan Tower Life Insurance Company ("Met Tower Life"). Simultaneously, Met Tower Life changed its domicile from the state of Delaware to Nebraska. Accordingly, all references in the Prospectus and statement of additional information to General American Life Insurance Company or the Company are deemed to refer to Met Tower Life.

       As a result of the merger, Met Tower Life assumed legal ownership of all of the assets of General American Life Insurance Company, including General American Separate Account Eleven (the "Separate Account") and the assets held in the Separate Account. Met Tower Life is now responsible for administering your Policy and paying any benefits due to you under the Policy. In other words, you are now a Policy Owner of Met Tower Life. Nevertheless, the transfer of your Policy to Met Tower Life will not impact the administration of your Policy. In particular:

     . There are no changes in our obligations or your rights and benefits under your Policy as a result of the merger.

     . None of the eligible funds previously available to you under your Policy have been substituted or terminated by virtue of the merger. The eligible funds currently available are listed below in Part 2 of this supplement under "THE ELIGIBLE FUNDS."

     . Met Tower Life will continue to service and maintain your Policy in accordance with its terms and there has been no change in the contact information for the administrative offices for your Policy.

     . Your cash value is not affected by the merger and no charges have been or will be imposed in connection with the merger.

     . The merger did not result in any federal income tax consequences to you.

                                     *****

THE FOLLOWING REPLACES THE SUB-SECTION OF THE PROSPECTUS TITLED "THE COMPANY," IN THE SECTION OF THE PROSPECTUS TITLED "THE COMPANY, THE SEPARATE ACCOUNT AND THE ELIGIBLE FUNDS," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:

                                  THE COMPANY

Metropolitan Tower Life Insurance Company ("Met Tower Life" or "the Company") is a stock life insurance company originally incorporated under the laws of the State of Delaware in 1982 and currently subject to the laws of the state of Nebraska. Met Tower Life is licensed to issue business in fifty states and the District of Columbia. Met Tower Life is a direct wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. The principal executive offices of Met Tower Life are located at 200 Park Avenue New York, NY 10166.

Prior to April 30, 2018, the Policy was issued by General American Life Insurance Company ("General American"). On April 27, 2018, following the close of business, General American merged into Met Tower Life which will replace General American as the issuer of the Policy.

       The Administrative Office for various Policy transactions is as follows:

 Premium Payments                       Met Tower Life
                                        P.O. Box 790201
                                        St. Louis, MO 63179-0201
 Payment Inquires and Correspondence    Met Tower Life
                                        P.O. Box 356
                                        Warwick, RI 02887-0355
 Beneficiary and Ownership Changes      Met Tower Life
                                        P.O. Box 392
                                        Warwick, RI 02887-0356
 Surrenders, Loans, Withdrawals and     Met Tower Life
 Division Transfers                     P.O. Box 356
                                        Warwick, RI 02887-0356
 Death Claims                           Met Tower Life
                                        P.O. Box 356
                                        Warwick, RI 02887-0356
 All Telephone Transactions and
 Inquiries                              (800) 638-9294

                                     *****

THE FOLLOWING IS ADDED TO THE END OF THE FIRST PARAGRAPH OF THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE CAPTION "THE SEPARATE ACCOUNT," IN THE SECTION OF THE PROSPECTUS TITLED "THE COMPANY, THE SEPARATE ACCOUNT AND THE ELIGIBLE FUNDS":

On April 27, 2018, following the close of business, General American merged into Met Tower Life and the Separate Account became a separate account of Met Tower Life.

                                     *****


THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "DISTRIBUTION OF THE POLICIES," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:


The Policies are no longer offered for sale. Existing Policy Owners may continue to make additional purchase payments to their Policies.

MetLife Investors Distribution Company ("MLIDC") is the principal underwriter and distributor of the Policies. MLIDC, which is our affiliate, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity Policies that we, or affiliated companies issue. We pay compensation to MLIDC for sales of the Policies by selling firms. We also pay amounts to MLIDC that may be used for its operating other expenses, including sales distribution expenses.

MLIDC is a Missouri corporation organized in 2000 and its principal executive offices are located at 200 Park Avenue, New York, NY 10166. MLIDC is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

MLIDC has entered into selling agreements with other broker-dealers ("selling firms") for the sale of the Policies. The Company pays commissions to these selling firms for the sale of the Policies, and these selling firms compensate their registered representative agents. Commissions are payable on net collected premiums received by the Company. A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

Commissions and other incentives or payments described above are not charged directly to Policy Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

                                     *****

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "LEGAL PROCEEDINGS," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE
CONTRARY:

In the ordinary course of business, Met Tower Life, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, Met Tower Life does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of Met Tower Life to meet its obligations under the Policies.


                                     *****



THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "FINANCIAL STATEMENTS," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:


The financial statements of Metropolitan Tower Life Insurance Company and General American Separate Account Eleven are included in the Statement of Additional Information (SAI). The financial statements of General American Life Insurance Company (an affiliate of Met Tower Life that was merged into Met Tower Life effective as of April 27, 2018) and a narrative description of the PRO FORMA effects of the merger have also been included in the SAI.

The financial statements of Met Tower Life should be distinguished from the financial statements the Separate Account, and should be considered only as bearing on the ability of Met Tower Life to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

For a free copy of the annual audited financial statements of the Met Tower Life and/or the Separate Account, please call or write to us at our Administrative Office.


                                     *****

PART 2.       ADDITIONAL INFORMATION REGARDING YOUR POLICY

                                  FEE TABLES

ANNUAL ELIGIBLE FUND OPERATING EXPENSES

       The tables below describe the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. One table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2017. The other table describes the annual operating expenses of each Eligible Fund for the year ended December 31, 2017, before and after any applicable fee waivers and expense reimbursements. Expenses of the Eligible Funds may be higher or lower in the future. Certain Eligible

Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES

                                                                                      Minimum Maximum
                                                                                      ------- -------
Total Annual Eligible Fund Operating Expenses (expenses that are deducted from
Eligible Fund assets, including management fees, distribution and/or service (12b-1)
fees, and other expenses)............................................................  0.27%   0.99%

ELIGIBLE FUND FEES AND EXPENSES
(as a percentage of average daily net assets) The following table is a summary. For more complete information on Eligible Fund fees and expenses, please refer to the prospectus for each Eligible Fund.

                                          DISTRIBUTION          ACQUIRED    TOTAL                  NET TOTAL
                                             AND/OR             FUND FEES  ANNUAL     FEE WAIVER    ANNUAL
                               MANAGEMENT   SERVICE     OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
        ELIGIBLE FUND             FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT  EXPENSES
------------------------------ ---------- ------------ -------- --------- --------- -------------- ---------
AMERICAN FUNDS INSURANCE
 SERIES(R)
American Funds Global
 Small Capitalization Fund        0.70%       0.25%      0.04%      --      0.99%          --        0.99%
American Funds Growth
 Fund                             0.33%       0.25%      0.02%      --      0.60%          --        0.60%
American Funds Growth-
 Income Fund                      0.26%       0.25%      0.02%      --      0.53%          --        0.53%

BRIGHTHOUSE FUNDS TRUST I
Brighthouse Asset Allocation
 100 Portfolio                    0.07%         --       0.01%    0.67%     0.75%          --        0.75%
Clarion Global Real Estate
 Portfolio                        0.61%         --       0.05%      --      0.66%          --        0.66%
ClearBridge Aggressive
 Growth Portfolio                 0.55%         --       0.03%      --      0.58%        0.02%       0.56%
Harris Oakmark International
 Portfolio                        0.77%         --       0.04%      --      0.81%        0.02%       0.79%
Invesco Small Cap Growth
 Portfolio                        0.85%         --       0.03%      --      0.88%        0.02%       0.86%
MFS(R) Research International
 Portfolio                        0.69%         --       0.05%      --      0.74%        0.10%       0.64%
Morgan Stanley Mid Cap
 Growth Portfolio                 0.65%         --       0.04%      --      0.69%        0.02%       0.67%
PIMCO Total Return
 Portfolio                        0.48%         --       0.08%      --      0.56%        0.03%       0.53%
T. Rowe Price Mid Cap
 Growth Portfolio                 0.75%         --       0.03%      --      0.78%          --        0.78%
Victory Sycamore Mid Cap
 Value Portfolio                  0.65%         --       0.03%      --      0.68%        0.09%       0.59%

BRIGHTHOUSE FUNDS TRUST II
Baillie Gifford International
 Stock Portfolio                  0.79%         --       0.06%      --      0.85%        0.12%       0.73%
BlackRock Bond Income
 Portfolio                        0.33%         --       0.18%      --      0.51%          --        0.51%
BlackRock Capital
 Appreciation Portfolio           0.69%         --       0.03%      --      0.72%        0.09%       0.63%
BlackRock Ultra-Short Term
 Bond Portfolio                   0.35%         --       0.04%      --      0.39%        0.03%       0.36%

                                          DISTRIBUTION          ACQUIRED    TOTAL                  NET TOTAL
                                             AND/OR             FUND FEES  ANNUAL     FEE WAIVER    ANNUAL
                               MANAGEMENT   SERVICE     OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
        ELIGIBLE FUND             FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT  EXPENSES
------------------------------ ---------- ------------ -------- --------- --------- -------------- ---------
Brighthouse Asset Allocation
 20 Portfolio                     0.09%         --       0.03%    0.57%     0.69%        0.02%       0.67%
Brighthouse Asset Allocation
 40 Portfolio                     0.06%         --         --     0.59%     0.65%          --        0.65%
Brighthouse Asset Allocation
 60 Portfolio                     0.05%         --         --     0.61%     0.66%          --        0.66%
Brighthouse Asset Allocation
 80 Portfolio                     0.05%         --       0.01%    0.64%     0.70%          --        0.70%
Brighthouse/Artisan Mid Cap
 Value Portfolio                  0.82%         --       0.03%      --      0.85%        0.05%       0.80%
Brighthouse/Wellington
 Balanced Portfolio               0.46%       0.15%      0.08%      --      0.69%          --        0.69%
Brighthouse/Wellington Core
 Equity Opportunities
 Portfolio                        0.70%         --       0.02%      --      0.72%        0.11%       0.61%
Frontier Mid Cap Growth
 Portfolio                        0.71%         --       0.04%      --      0.75%        0.02%       0.73%
Jennison Growth Portfolio         0.60%         --       0.02%      --      0.62%        0.08%       0.54%
MetLife Aggregate Bond
 Index Portfolio                  0.25%         --       0.03%      --      0.28%        0.01%       0.27%
MetLife Mid Cap Stock
 Index Portfolio                  0.25%         --       0.04%    0.01%     0.30%          --        0.30%
MetLife MSCI EAFE(R) Index
 Portfolio                        0.30%         --       0.07%    0.01%     0.38%          --        0.38%
MetLife Russell 2000(R) Index
 Portfolio                        0.25%         --       0.06%    0.01%     0.32%          --        0.32%
MetLife Stock Index
 Portfolio                        0.25%         --       0.02%      --      0.27%        0.01%       0.26%
MFS(R) Total Return Portfolio     0.56%         --       0.05%      --      0.61%          --        0.61%
MFS(R) Value Portfolio            0.62%         --       0.02%      --      0.64%        0.06%       0.58%
Neuberger Berman Genesis
 Portfolio                        0.81%         --       0.04%      --      0.85%        0.01%       0.84%
T. Rowe Price Large Cap
 Growth Portfolio                 0.60%         --       0.02%      --      0.62%        0.05%       0.57%
T. Rowe Price Small Cap
 Growth Portfolio                 0.47%         --       0.03%      --      0.50%          --        0.50%
Western Asset Management
 Strategic Bond
 Opportunities Portfolio          0.56%         --       0.04%      --      0.60%        0.06%       0.54%
Western Asset Management
 U.S. Government Portfolio        0.47%         --       0.02%      --      0.49%        0.01%       0.48%

FIDELITY(R) VARIABLE
 INSURANCE PRODUCTS
Equity-Income Portfolio           0.44%         --       0.09%    0.03%     0.56%          --        0.56%


       The information shown in the table above was provided by the Eligible Funds. Certain Eligible Funds and their investment adviser have entered into expense reimbursement and/or fee waiver arrangements that will continue from April 30, 2018 through April 30, 2019. These arrangements can be terminated with respect to these Eligible Funds only with the approval of the Eligible Fund's board of directors or trustees. Please see the Eligible Funds' prospectuses for additional information regarding these arrangements.

       Certain Eligible Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Eligible Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

THE ELIGIBLE FUNDS

       Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Brighthouse Funds Trust I, the Brighthouse Funds Trust II, the Fidelity(R) Variable Insurance Products Fund and the American Funds Insurance Series(R). Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds. You should review the prospectus of each Eligible Fund carefully before investing.

       The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

 ELIGIBLE FUND           INVESTMENT OBJECTIVE    INVESTMENT ADVISER/SUBADVISER
 -------------           --------------------    -----------------------------
 AMERICAN FUNDS
 INSURANCE SERIES(R) --
 CLASS 2
 American Funds Global   Seeks long-term growth     Capital Research and
 Small Capitalization    of capital.                Management Companysm
 Fund
 American Funds Growth   Seeks growth of            Capital Research and
 Fund                    capital.                   Management Companysm
 American Funds          Seeks long-term growth     Capital Research and
 Growth-Income Fund      of capital and income.     Management Companysm

 BRIGHTHOUSE FUNDS
 TRUST I -- CLASS A
 Brighthouse Asset       Seeks growth of            Brighthouse Investment
 Allocation 100          capital.                   Advisers, LLC
 Portfolio
 Clarion Global Real     Seeks total return         Brighthouse Investment
 Estate Portfolio        through investment in      Advisers, LLC
                         real estate                Subadviser: CBRE
                         securities,                Clarion Securities LLC
                         emphasizing both
                         capital appreciation
                         and current income.
 ClearBridge Aggressive  Seeks capital              Brighthouse Investment
 Growth Portfolio        appreciation.              Advisers, LLC
                                                    Subadviser:
                                                    ClearBridge
                                                    Investments, LLC
 Harris Oakmark          Seeks long-term            Brighthouse Investment
 International Portfolio capital appreciation.      Advisers, LLC
                                                    Subadviser: Harris
                                                    Associates L.P.
 Invesco Small Cap       Seeks long-term growth     Brighthouse Investment
 Growth Portfolio        of capital.                Advisers, LLC
                                                    Subadviser: Invesco
                                                    Advisers, Inc.
 MFS(R) Research         Seeks capital              Brighthouse Investment
 International Portfolio appreciation.              Advisers, LLC
                                                    Subadviser:
                                                    Massachusetts
                                                    Financial Services
                                                    Company

 ELIGIBLE FUND           INVESTMENT OBJECTIVE    INVESTMENT ADVISER/SUBADVISER
 -------------           --------------------    -----------------------------
 Morgan Stanley Mid Cap  Seeks capital              Brighthouse Investment
 Growth Portfolio        appreciation.              Advisers, LLC
                                                    Subadviser: Morgan
                                                    Stanley Investment
                                                    Management Inc.
 PIMCO Total Return      Seeks maximum total        Brighthouse Investment
 Portfolio               return, consistent         Advisers, LLC
                         with the preservation      Subadviser: Pacific
                         of capital and prudent     Investment Management
                         investment management.     Company LLC
 T. Rowe Price Mid Cap   Seeks long-term growth     Brighthouse Investment
 Growth Portfolio        of capital.                Advisers, LLC
                                                    Subadviser: T. Rowe
                                                    Price Associates, Inc.
 Victory Sycamore Mid    Seeks high total           Brighthouse Investment
 Cap Value Portfolio     return by investing in     Advisers, LLC
 (formerly Invesco Mid   equity securities of       Subadviser: Victory
 Cap Value Portfolio)    mid-sized companies.       Capital Management Inc.

 BRIGHTHOUSE FUNDS
 TRUST II
 Baillie Gifford         Seeks long-term growth     Brighthouse Investment
 International Stock     of capital.                Advisers, LLC
 Portfolio -- Class A                               Subadviser: Baillie
                                                    Gifford Overseas
                                                    Limited
 BlackRock Bond Income   Seeks a competitive        Brighthouse Investment
 Portfolio -- Class A    total return primarily     Advisers, LLC
                         from investing in          Subadviser: BlackRock
                         fixed-income               Advisors, LLC
                         securities.
 BlackRock Capital       Seeks long-term growth     Brighthouse Investment
 Appreciation Portfolio  of capital.                Advisers, LLC
 -- Class A                                         Subadviser: BlackRock
                                                    Advisors, LLC
 BlackRock Ultra-Short   Seeks a high level of      Brighthouse Investment
 Term Bond Portfolio --  current income             Advisers, LLC
 Class A                 consistent with            Subadviser: BlackRock
                         preservation of            Advisors, LLC
                         capital.
 Brighthouse Asset       Seeks a high level of      Brighthouse Investment
 Allocation 20           current income, with       Advisers, LLC
 Portfolio -- Class A    growth of capital as a
                         secondary objective.
 Brighthouse Asset       Seeks high total           Brighthouse Investment
 Allocation 40           return in the form of      Advisers, LLC
 Portfolio -- Class A    income and growth of
                         capital, with a
                         greater emphasis on
                         income.
 Brighthouse Asset       Seeks a balance            Brighthouse Investment
 Allocation 60           between a high level       Advisers, LLC
 Portfolio -- Class A    of current income and
                         growth of capital,
                         with a greater
                         emphasis on growth of
                         capital.
 Brighthouse Asset       Seeks growth of            Brighthouse Investment
 Allocation 80           capital.                   Advisers, LLC
 Portfolio -- Class A
 Brighthouse/Artisan     Seeks long-term            Brighthouse Investment
 Mid Cap Value           capital growth.            Advisers, LLC
 Portfolio -- Class A                               Subadviser: Artisan
                                                    Partners Limited
                                                    Partnership

 ELIGIBLE FUND           INVESTMENT OBJECTIVE    INVESTMENT ADVISER/SUBADVISER
 -------------           --------------------    -----------------------------
 Brighthouse/Wellington  Seeks long-term            Brighthouse Investment
 Balanced Portfolio --   capital appreciation       Advisers, LLC
 Class E                 with some current          Subadviser: Wellington
                         income.                    Management Company LLP
 Brighthouse/Wellington  Seeks to provide a         Brighthouse Investment
 Core Equity             growing stream of          Advisers, LLC
 Opportunities           income over time and,      Subadviser: Wellington
 Portfolio -- Class A    secondarily, long-term     Management Company LLP
                         capital appreciation
                         and current income.
 Frontier Mid Cap        Seeks maximum capital      Brighthouse Investment
 Growth Portfolio --     appreciation.              Advisers, LLC
 Class A                                            Subadviser: Frontier
                                                    Capital Management
                                                    Company, LLC
 Jennison Growth         Seeks long-term growth     Brighthouse Investment
 Portfolio -- Class A    of capital.                Advisers, LLC
                                                    Subadviser: Jennison
                                                    Associates LLC
 MetLife Aggregate Bond  Seeks to track the         Brighthouse Investment
 Index Portfolio --      performance of the         Advisers, LLC
 Class A                 Bloomberg Barclays         Subadviser: MetLife
                         U.S. Aggregate Bond        Investment Advisors,
                         Index.                     LLC
 MetLife Mid Cap Stock   Seeks to track the         Brighthouse Investment
 Index Portfolio --      performance of the         Advisers, LLC
 Class A                 Standard & Poor's          Subadviser: MetLife
                         MidCap 400(R)              Investment Advisors,
                         Composite Stock Price      LLC
                         Index.
 MetLife MSCI EAFE(R)    Seeks to track the         Brighthouse Investment
 Index Portfolio --      performance of the         Advisers, LLC
 Class A                 MSCI EAFE(R) Index.        Subadviser: MetLife
                                                    Investment Advisors,
                                                    LLC
 MetLife Russell         Seeks to track the         Brighthouse Investment
 2000(R) Index           performance of the         Advisers, LLC
 Portfolio -- Class A    Russell 2000(R) Index.     Subadviser: MetLife
                                                    Investment Advisors,
                                                    LLC
 MetLife Stock Index     Seeks to track the         Brighthouse Investment
 Portfolio -- Class A    performance of the         Advisers, LLC
                         Standard & Poor's          Subadviser: MetLife
                         500(R) Composite Stock     Investment Advisors,
                         Price Index.               LLC
 MFS(R) Total Return     Seeks a favorable          Brighthouse Investment
 Portfolio -- Class A    total return through       Advisers, LLC
                         investment in a            Subadviser:
                         diversified portfolio.     Massachusetts
                                                    Financial Services
                                                    Company
 MFS(R) Value Portfolio  Seeks capital              Brighthouse Investment
 -- Class A              appreciation.              Advisers, LLC
                                                    Subadviser:
                                                    Massachusetts
                                                    Financial Services
                                                    Company
 Neuberger Berman        Seeks high total           Brighthouse Investment
 Genesis Portfolio --    return, consisting         Advisers, LLC
 Class A                 principally of capital     Subadviser: Neuberger
                         appreciation.              Berman Investment
                                                    Advisers LLC

 ELIGIBLE FUND           INVESTMENT OBJECTIVE    INVESTMENT ADVISER/SUBADVISER
 -------------           --------------------    -----------------------------
 T. Rowe Price Large     Seeks long-term growth     Brighthouse Investment
 Cap Growth Portfolio    of capital.                Advisers, LLC
 -- Class A                                         Subadviser: T. Rowe
                                                    Price Associates, Inc.
 T. Rowe Price Small     Seeks long-term            Brighthouse Investment
 Cap Growth Portfolio    capital growth.            Advisers, LLC
 -- Class A                                         Subadviser: T. Rowe
                                                    Price Associates, Inc.
 Western Asset           Seeks to maximize          Brighthouse Investment
 Management Strategic    total return               Advisers, LLC
 Bond Opportunities      consistent with            Subadviser: Western
 Portfolio -- Class A    preservation of            Asset Management
                         capital.                   Company
 Western Asset           Seeks to maximize          Brighthouse Investment
 Management U.S.         total return               Advisers, LLC
 Government Portfolio    consistent with            Subadviser: Western
 -- Class A              preservation of            Asset Management
                         capital and                Company
                         maintenance of
                         liquidity.

 FIDELITY(R) VARIABLE
 INSURANCE PRODUCTS --
 INITIAL CLASS
 Equity-Income Portfolio Seeks reasonable           Fidelity Management &
                         income. The fund will      Research Company
                         also consider the          Subadviser: FMR Co.,
                         potential for capital      Inc.
                         appreciation. The
                         fund's goal is to
                         achieve a yield which
                         exceeds the composite
                         yield on the
                         securities comprising
                         the S&P 500(R) Index.
FOR MORE INFORMATION REGARDING THE ELIGIBLE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE ELIGIBLE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

An investment adviser or subadviser of an Eligible Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in our role as an intermediary, with respect to the Eligible Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Eligible Fund assets. Policy Owners, through their indirect investment in the Eligible Funds, bear the costs of these advisory fees (see the prospectuses for the Eligible Funds for more information). The amount of the payments we receive is based on a percentage of assets of the Eligible Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the Policies.

On August 4, 2017, MetLife, Inc. completed the separation of Brighthouse Financial, Inc. and its subsidiaries ("Brighthouse") where MetLife, Inc. retained an ownership interest of 19.2% common stock outstanding of Brighthouse Financial, Inc. Brighthouse subsidiaries include Brighthouse Investment

Advisers, LLC, which serves as the investment adviser for the Brighthouse Funds Trust I and Brighthouse Funds Trust II. We and our affiliated companies have entered into agreements with Brighthouse Investment Advisers, LLC, Brighthouse Funds Trust I and Brighthouse Funds Trust II whereby we receive payments for certain administrative, marketing and support services described in the previous paragraph. Currently, the Eligible Funds in Brighthouse Funds Trust I and Brighthouse Funds Trust II are only available in annuity contracts and variable life insurance policies issued by Met Tower Life and its affiliates, as well as Brighthouse Life Insurance Company and its affiliates. As of December 31, 2017, approximately 85% of Eligible Fund assets held in separate accounts of Met Tower Life and its affiliates were allocated to Eligible Funds in Brighthouse Funds Trust I and Brighthouse Funds Trust II. Should we or Brighthouse Investment Advisers, LLC decide to terminate the agreements, we could be required to find alternative Eligible Funds which could have higher or lower costs to Policy Owners. In addition, the amount of payments we receive could cease or be substantially reduced which would have a material impact on our financial statements.

We select the Eligible Funds offered through this Policies based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment adviser are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliate than those that are not, we may be more inclined to offer portfolios advised by our affiliate in the variable insurance products we issue. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Policy value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from Policy owners. In some cases, we have included Eligible Funds based on recommendations made by selling firms. These selling firms may receive payments from the Eligible Funds they recommend and may benefit accordingly from the allocation of Policy value to such Eligible Funds.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR ELIGIBLE FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE POLICY VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE ELIGIBLE FUNDS YOU HAVE CHOSEN.

                                     *****

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        AMERICAN VISION SERIES VUL 2002

                               Flexible Premium
                       Variable Life Insurance Policies

                         Supplement dated May 1, 2017
                    to the Prospectus dated April 28, 2008

   This supplement updates certain information contained in the April 28, 2008 American Vision Series VUL 2002 prospectus, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your Policy, without charge, on request. These Policies are no longer available for sale.

   General American Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING ELIGIBLE FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR ELIGIBLE FUNDS WILL PERFORM. THE POLICIES AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

                                  FEE TABLES

ANNUAL ELIGIBLE FUND OPERATING EXPENSES

   The tables below describe the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. One table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2016. The other table describes the annual operating expenses of each Eligible Fund for the year ended December 31, 2016, before and after any applicable fee waivers and expense reimbursements. Expenses of the Eligible Funds may be higher or lower in the future. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES

                                                                                   MINIMUM MAXIMUM
                                                                                   ------- -------
Total Annual Eligible Fund Operating Expenses.....................................
(expenses that are deducted from Eligible Fund assets, including management fees,

   distribution
  and/or service (12b-1) fees, and other expenses)                0.27%  0.99%

ELIGIBLE FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

   The following table is a summary. For more complete information on Eligible Fund fees and expenses, please refer to the prospectus for each Eligible Fund.

                                                          DISTRIBUTION
                                                             AND/OR
                                               MANAGEMENT    SERVICE     OTHER
ELIGIBLE FUND                                     FEE     (12B-1) FEES  EXPENSES
---------------------------------------------- ---------- ------------ ---------
AMERICAN FUNDS INSURANCE SERIES(R)
American Funds Global Small
  Capitalization Fund..........................   0.70%       0.25%      0.04%
American Funds Growth Fund.....................   0.33%       0.25%      0.02%
American Funds Growth-Income Fund..............   0.27%       0.25%      0.02%
BRIGHTHOUSE FUNDS TRUST I
Brighthouse Asset Allocation 100 Portfolio.....   0.07%         --       0.01%
Clarion Global Real Estate Portfolio...........   0.61%         --       0.04%
ClearBridge Aggressive Growth Portfolio........   0.56%         --       0.01%
Harris Oakmark International Portfolio.........   0.77%         --       0.04%
Invesco Mid Cap Value Portfolio................   0.65%         --       0.03%
Invesco Small Cap Growth Portfolio.............   0.85%         --       0.03%
MFS(R) Research International Portfolio........   0.70%         --       0.04%
Morgan Stanley Mid Cap Growth Portfolio........   0.65%         --       0.05%
PIMCO Total Return Portfolio...................   0.48%         --       0.05%
T. Rowe Price Mid Cap Growth Portfolio.........   0.75%         --       0.03%
BRIGHTHOUSE FUNDS TRUST II
Baillie Gifford International Stock Portfolio..   0.80%         --       0.05%
BlackRock Bond Income Portfolio................   0.33%         --       0.04%
BlackRock Capital Appreciation Portfolio.......   0.70%         --       0.02%
BlackRock Large Cap Value Portfolio............   0.63%         --       0.03%
BlackRock Ultra-Short Term Bond Portfolio......   0.35%         --       0.03%
Brighthouse Asset Allocation 20 Portfolio......   0.09%         --       0.03%

                                               ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                                  AND    OPERATING    EXPENSE    OPERATING
ELIGIBLE FUND                                  EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
---------------------------------------------- --------- --------- ------------- ---------
AMERICAN FUNDS INSURANCE SERIES(R)
American Funds Global Small
 Capitalization Fund...........................    --      0.99%         --        0.99%
American Funds Growth Fund.....................    --      0.60%         --        0.60%
American Funds Growth-Income Fund..............    --      0.54%         --        0.54%
BRIGHTHOUSE FUNDS TRUST I
Brighthouse Asset Allocation 100 Portfolio.....  0.68%     0.76%         --        0.76%
Clarion Global Real Estate Portfolio...........    --      0.65%         --        0.65%
ClearBridge Aggressive Growth Portfolio........    --      0.57%       0.02%       0.55%
Harris Oakmark International Portfolio.........    --      0.81%       0.02%       0.79%
Invesco Mid Cap Value Portfolio................  0.05%     0.73%       0.02%       0.71%
Invesco Small Cap Growth Portfolio.............    --      0.88%       0.02%       0.86%
MFS(R) Research International Portfolio........    --      0.74%       0.06%       0.68%
Morgan Stanley Mid Cap Growth Portfolio........    --      0.70%       0.01%       0.69%
PIMCO Total Return Portfolio...................    --      0.53%       0.03%       0.50%
T. Rowe Price Mid Cap Growth Portfolio.........    --      0.78%         --        0.78%
BRIGHTHOUSE FUNDS TRUST II
Baillie Gifford International Stock Portfolio..    --      0.85%       0.12%       0.73%
BlackRock Bond Income Portfolio................    --      0.37%         --        0.37%
BlackRock Capital Appreciation Portfolio.......    --      0.72%       0.09%       0.63%
BlackRock Large Cap Value Portfolio............    --      0.66%       0.03%       0.63%
BlackRock Ultra-Short Term Bond Portfolio......    --      0.38%       0.02%       0.36%
Brighthouse Asset Allocation 20 Portfolio......  0.53%     0.65%       0.02%       0.63%

                                                          DISTRIBUTION
                                                             AND/OR
                                               MANAGEMENT    SERVICE     OTHER
ELIGIBLE FUND                                     FEE     (12B-1) FEES  EXPENSES
---------------------------------------------- ---------- ------------ ---------

Brighthouse Asset Allocation 40 Portfolio....     0.06%        --         --
Brighthouse Asset Allocation 60 Portfolio....     0.05%        --         --
Brighthouse Asset Allocation 80 Portfolio....     0.05%        --        0.01%
Brighthouse/Artisan Mid Cap Value
 Portfolio...................................     0.82%        --        0.03%
Brighthouse/Wellington Balanced Portfolio....     0.46%      0.15%       0.09%
Brighthouse/Wellington Core Equity
 Opportunities Portfolio.....................     0.70%        --        0.02%
Frontier Mid Cap Growth Portfolio............     0.72%        --        0.03%
Jennison Growth Portfolio....................     0.60%        --        0.02%
MetLife Aggregate Bond Index Portfolio.......     0.25%        --        0.03%
MetLife Mid Cap Stock Index Portfolio........     0.25%        --        0.05%
MetLife MSCI EAFE(R) Index Portfolio.........     0.30%        --        0.08%
MetLife Russell 2000(R) Index Portfolio......     0.25%        --        0.06%
MetLife Stock Index Portfolio................     0.25%        --        0.02%
MFS(R) Total Return Portfolio................     0.56%        --        0.05%
MFS(R) Value Portfolio.......................     0.70%        --        0.02%
Neuberger Berman Genesis Portfolio...........     0.81%        --        0.04%
T. Rowe Price Large Cap Growth Portfolio.....     0.60%        --        0.02%
T. Rowe Price Small Cap Growth Portfolio.....     0.47%        --        0.03%
Western Asset Management Strategic
 Bond Opportunities Portfolio................     0.57%        --        0.03%
Western Asset Management
 U.S. Government Portfolio...................     0.47%        --        0.03%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
 Equity-Income Portfolio.....................     0.45%        --        0.09%

                                           ACQUIRED   TOTAL       FEE        NET TOTAL
                                           FUND FEES  ANNUAL     WAIVER        ANNUAL
                                              AND   OPERATING AND/OR EXPENSE OPERATING
ELIGIBLE FUND                              EXPENSES EXPENSES  REIMBURSEMENT  EXPENSES
------------------------------------------ -------- --------- -------------- ---------
Brighthouse Asset Allocation 40 Portfolio..  0.57%    0.63%          --        0.63%
Brighthouse Asset Allocation 60 Portfolio..  0.60%    0.65%          --        0.65%
Brighthouse Asset Allocation 80 Portfolio..  0.64%    0.70%          --        0.70%
Brighthouse/Artisan Mid Cap Value
 Portfolio.................................    --     0.85%          --        0.85%
Brighthouse/Wellington Balanced Portfolio..    --     0.70%          --        0.70%
Brighthouse/Wellington Core Equity
 Opportunities Portfolio...................    --     0.72%        0.11%       0.61%
Frontier Mid Cap Growth Portfolio..........    --     0.75%        0.02%       0.73%
Jennison Growth Portfolio..................    --     0.62%        0.08%       0.54%
MetLife Aggregate Bond Index Portfolio.....    --     0.28%        0.01%       0.27%
MetLife Mid Cap Stock Index Portfolio......  0.01%    0.31%          --        0.31%
MetLife MSCI EAFE(R) Index Portfolio.......  0.01%    0.39%          --        0.39%
MetLife Russell 2000(R) Index Portfolio....  0.01%    0.32%          --        0.32%
MetLife Stock Index Portfolio..............    --     0.27%        0.01%       0.26%
MFS(R) Total Return Portfolio..............    --     0.61%          --        0.61%
MFS(R) Value Portfolio.....................    --     0.72%        0.14%       0.58%
Neuberger Berman Genesis Portfolio.........    --     0.85%        0.01%       0.84%
T. Rowe Price Large Cap Growth Portfolio...    --     0.62%        0.02%       0.60%
T. Rowe Price Small Cap Growth Portfolio...    --     0.50%          --        0.50%
Western Asset Management Strategic
 Bond Opportunities Portfolio..............  0.01%    0.61%        0.05%       0.56%
Western Asset Management
 U.S. Government Portfolio.................    --     0.50%        0.01%       0.49%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
 Equity-Income Portfolio...................  0.05%    0.59%          --        0.59%

  The information shown in the table above was provided by the Eligible Funds. Certain Eligible Funds and their investment adviser have entered into expense reimbursement and/or fee waiver arrangements that will continue from May 1, 2017 through April 30, 2018. These arrangements can be terminated with respect to these Eligible Funds only with the approval of the Eligible Fund's board of directors or trustees. Please see the Eligible Funds' prospectuses for additional information regarding these arrangements.

   Certain Eligible Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Eligible Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

                       THE COMPANY, THE SEPARATE ACCOUNT
                            AND THE ELIGIBLE FUNDS

THE COMPANY

   On or about December 1, 2016, Metropolitan Life Insurance Company ("MetLife") terminated a net worth maintenance agreement with General American. The net worth maintenance agreement was originally entered into between MetLife and General American on January 6, 2000. Under the agreement, MetLife had agreed, without limitation as to amount, to cause General American to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis.

THE ELIGIBLE FUNDS

   Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Brighthouse Funds Trust I, the Brighthouse Funds Trust II, the Fidelity(R) Variable Insurance Products Fund and the American Funds Insurance Series.(R) Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds. You should review the prospectus of each Eligible Fund carefully before investing.

   The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

ELIGIBLE FUND                               INVESTMENT OBJECTIVE                      INVESTMENT ADVISER/SUBADVISER
------------------------------------------- ----------------------------------------- ------------------------------------

AMERICAN FUNDS INSURANCE
SERIES(R) -- CLASS 2

American Funds Global Small                 Seeks long-term growth of capital.        Capital Research and Management
 Capitalization Fund                                                                  Company
American Funds Growth Fund                  Seeks growth of capital.                  Capital Research and Management
                                                                                      Company
American Funds Growth-Income Fund           Seeks long-term growth of capital and     Capital Research and Management
                                            income.                                   Company
BRIGHTHOUSE FUNDS TRUST I
  (FORMERLY MET INVESTORS SERIES
  TRUST) -- CLASS A
Brighthouse Asset Allocation 100 Portfolio  Seeks growth of capital.                  Brighthouse Investment Advisers, LLC
  (formerly MetLife Asset Allocation 100
  Portfolio)
Clarion Global Real Estate Portfolio        Seeks total return through investment in  Brighthouse Investment Advisers, LLC real estate securities, emphasizing both  Subadviser: CBRE Clarion Securities capital appreciation and current income.  LLC
ClearBridge Aggressive Growth Portfolio     Seeks capital appreciation.               Brighthouse Investment Advisers, LLC
                                                                                      Subadviser: ClearBridge Investments,
                                                                                      LLC
Harris Oakmark International Portfolio      Seeks long-term capital appreciation.     Brighthouse Investment Advisers, LLC
                                                                                      Subadviser: Harris Associates L.P.
Invesco Mid Cap Value Portfolio             Seeks high total return by investing in   Brighthouse Investment Advisers, LLC
                                            equity securities of mid-sized companies. Subadviser: Invesco Advisers, Inc.
Invesco Small Cap Growth Portfolio          Seeks long-term growth of capital.        Brighthouse Investment Advisers, LLC
                                                                                      Subadviser: Invesco Advisers, Inc.
MFS(R) Research International Portfolio     Seeks capital appreciation.               Brighthouse Investment Advisers, LLC
                                                                                      Subadviser: Massachusetts Financial
                                                                                      Services Company
Morgan Stanley Mid Cap Growth Portfolio     Seeks capital appreciation.               Brighthouse Investment Advisers, LLC
                                                                                      Subadviser: Morgan Stanley
                                                                                      Investment Management Inc.
PIMCO Total Return Portfolio                Seeks maximum total return, consistent    Brighthouse Investment Advisers, LLC
                                            with the preservation of capital and      Subadviser: Pacific Investment
                                            prudent investment management.            Management Company LLC

                                   A-4

ELIGIBLE FUND                           INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUBADVISER
--------------------------------------- ---------------------------------- ------------------------------------

T. Rowe Price Mid Cap Growth Portfolio  Seeks long-term growth of capital. Brighthouse Investment Advisers, LLC
                                                                           Subadviser: T. Rowe Price Associates, Inc.
BRIGHTHOUSE FUNDS TRUST II
(FORMERLY METROPOLITAN SERIES FUND)
Baillie Gifford International Stock     Seeks long-term growth of capital. Brighthouse Investment Advisers, LLC
 Portfolio -- Class A                                                      Subadviser: Baillie Gifford Overseas
                                                                           Limited
BlackRock Bond Income Portfolio --      Seeks a competitive total return   Brighthouse Investment Advisers, LLC
 Class A                                primarily from investing in        Subadviser: BlackRock Advisors, LLC

                                            fixed-income securities.

BlackRock Capital Appreciation Portfolio    Seeks long-term growth of capital.           Brighthouse Investment Advisers, LLC
  -- Class A                                                                             Subadviser: BlackRock Advisors, LLC
BlackRock Large Cap Value Portfolio --      Seeks long-term growth of capital.           Brighthouse Investment Advisers, LLC
  Class A                                                                                Subadviser: BlackRock Advisors, LLC
BlackRock Ultra-Short Term Bond Portfolio   Seeks a high level of current income         Brighthouse Investment Advisers, LLC
  -- Class A                                consistent with preservation of capital.     Subadviser: BlackRock Advisors, LLC
Brighthouse Asset Allocation 20 Portfolio   Seeks a high level of current income, with   Brighthouse Investment Advisers, LLC
  -- Class A (formerly MetLife Asset        growth of capital as a secondary objective.
Allocation 20 Portfolio)
Brighthouse Asset Allocation 40 Portfolio   Seeks high total return in the form of       Brighthouse Investment Advisers, LLC
  -- Class A (formerly MetLife Asset        income and growth of capital, with a greater
Allocation 40 Portfolio)                    emphasis on income.
Brighthouse Asset Allocation 60 Portfolio   Seeks a balance between a high level of      Brighthouse Investment Advisers, LLC
  -- Class A (formerly MetLife Asset        current income and growth of capital, with a
Allocation 60 Portfolio)                    greater emphasis on growth of capital.
Brighthouse Asset Allocation 80 Portfolio   Seeks growth of capital.                     Brighthouse Investment Advisers, LLC
  -- Class A (formerly MetLife Asset
  Allocation 80 Portfolio)
Brighthouse/Artisan Mid Cap Value           Seeks long-term capital growth.              Brighthouse Investment Advisers, LLC
  Portfolio -- Class A (formerly Met/Artisan                                             Subadviser: Artisan Partners Limited
  Mid Cap Value Portfolio)                                                               Partnership
Brighthouse/Wellington Balanced Portfolio   Seeks long-term capital appreciation with    Brighthouse Investment Advisers, LLC
  -- Class E (formerly Met/Wellington       some current income.                         Subadviser: Wellington Management
Balanced Portfolio)                                                                      Company LLP
Brighthouse/Wellington Core Equity          Seeks to provide a growing stream of         Brighthouse Investment Advisers, LLC
  Opportunities Portfolio -- Class A        income over time and, secondarily, long-     Subadviser: Wellington Management
  (formerly Met/Wellington Core Equity      term capital appreciation and current        Company LLP
  Opportunities Portfolio)                  income.
Frontier Mid Cap Growth Portfolio --        Seeks maximum capital appreciation.          Brighthouse Investment Advisers, LLC
  Class A                                                                                Subadviser: Frontier Capital Management
                                                                                         Company, LLC
Jennison Growth Portfolio -- Class A        Seeks long-term growth of capital.           Brighthouse Investment Advisers, LLC
                                                                                         Subadviser: Jennison Associates LLC

ELIGIBLE FUND                               INVESTMENT OBJECTIVE                      INVESTMENT ADVISER/SUBADVISER
------------------------------------------- ----------------------------------------- -------------------------------------

MetLife Aggregate Bond Index Portfolio --   Seeks to track the performance of the     Brighthouse Investment Advisers, LLC
  Class A (formerly Barclays Aggregate Bond Bloomberg Barclays U.S. Aggregate         Subadviser: MetLife Investment
  Index Portfolio)                          Bond Index.                               Advisors, LLC
MetLife Mid Cap Stock Index Portfolio --    Seeks to track the performance of the     Brighthouse Investment Advisers, LLC
  Class A                                   Standard & Poor's MidCap 400(R)           Subadviser: MetLife Investment
                                            Composite Stock Price Index.              Advisors, LLC
MetLife MSCI EAFE(R) Index Portfolio --     Seeks to track the performance of the     Brighthouse Investment Advisers, LLC
  Class A (formerly MSCI EAFE(R) Index      MSCI EAFE(R) Index.                       Subadviser: MetLife Investment
  Portfolio)                                                                          Advisors, LLC
MetLife Russell 2000(R) Index Portfolio --  Seeks to track the performance of the     Brighthouse Investment Advisers, LLC
  Class A (formerly Russell 2000(R) Index   Russell 2000(R) Index.                    Subadviser: MetLife Investment
  Portfolio)                                                                          Advisors, LLC
MetLife Stock Index Portfolio -- Class A    Seeks to track the performance of the     Brighthouse Investment Advisers, LLC
                                            Standard & Poor's 500(R) Composite        Subadviser: MetLife Investment
                                            Stock Price Index.                        Advisors, LLC
MFS(R) Total Return Portfolio -- Class A    Seeks a favorable total return through    Brighthouse Investment Advisers, LLC
                                            investment in a diversified portfolio.    Subadviser: Massachusetts Financial
                                                                                      Services Company
MFS(R) Value Portfolio -- Class A           Seeks capital appreciation.               Brighthouse Investment Advisers, LLC
                                                                                      Subadviser: Massachusetts Financial
                                                                                      Services Company
Neuberger Berman Genesis Portfolio --       Seeks high total return, consisting       Brighthouse Investment Advisers, LLC
  Class A                                   principally of capital appreciation.      Subadviser: Neuberger Berman
                                                                                      Investment Advisers LLC
T. Rowe Price Large Cap Growth Portfolio    Seeks long-term growth of capital.        Brighthouse Investment Advisers, LLC
  -- Class A                                                                          Subadviser: T. Rowe Price Associates,
                                                                                      Inc.
T. Rowe Price Small Cap Growth Portfolio    Seeks long-term capital growth.           Brighthouse Investment Advisers, LLC
  -- Class A                                                                          Subadviser: T. Rowe Price Associates,
                                                                                      Inc.
Western Asset Management Strategic Bond     Seeks to maximize total return consistent Brighthouse Investment Advisers, LLC
  Opportunities Portfolio -- Class A        with preservation of capital.             Subadviser: Western Asset Management
                                                                                      Company
Western Asset Management U.S.               Seeks to maximize total return consistent Brighthouse Investment Advisers, LLC
  Government Portfolio -- Class A           with preservation of capital and          Subadviser: Western Asset Management
                                            maintenance of liquidity.                 Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS
  Equity-Income Portfolio                   Seeks reasonable income. The fund will    Fidelity Management & Research
                                            also consider the potential for capital   Company Subadviser: FMR Co., Inc.
                                            appreciation. The fund's goal is to
                                            achieve a yield which exceeds the
                                            composite yield on the securities
                                            comprising the S&P 500(R) Index.

--------
FOR MORE INFORMATION REGARDING THE ELIGIBLE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE ELIGIBLE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

   An investment adviser (other than Brighthouse Investment Advisers, LLC) or subadviser of an Eligible Fund, or its affiliates, may make payments to us and/or certain of our affiliates. Prior to March 6, 2017, Brighthouse Investment Advisers, LLC was known as MetLife Advisers, LLC and as of the date of this prospectus, our affiliate. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in our role as an intermediary, with respect to the Eligible Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Eligible Fund assets. Policy Owners, through their indirect investment in the Eligible Funds, bear the costs of these advisory fees (see the prospectuses for the Eligible Funds for more information). The amount of the payments we receive is based on a percentage of assets of the Eligible Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser (other than Brighthouse Investment Advisers, LLC) or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the Policies.

   As of the date of this prospectus supplement, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, Brighthouse Investment Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in Brighthouse Investment Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Funds. We will benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the adviser. (See "Fee Tables -- Eligible Fund Fees and Expenses" for information on the management fees paid by the Eligible Funds and the Statements of Additional Information for the Eligible Funds for information on the management fees paid by the adviser to the subadvisers.) In 2016, MetLife, Inc. announced plans to pursue the separation, through one or more transactions, of a substantial portion of its U.S. retail business, including Brighthouse Investment Advisers, LLC, then known as MetLife Advisers, LLC. The new separate retail business will be organized under a holding company named Brighthouse Financial, Inc. ("Brighthouse"). Following these transactions, Brighthouse Investment Advisers, LLC will be a wholly-owned subsidiary of Brighthouse and will no longer be affiliated with MetLife, Inc., and it is expected that MetLife, Inc. and/or certain of its affiliates will receive payments from Brighthouse Investment Advisers and/or its affiliates of the type described in the second preceding paragraph. Additionally, it is expected that MetLife, Inc. and/or certain of its affiliates will receive payments from Brighthouse Investment Advisers and/or its affiliates in an amount approximately equal to the profit distributions they would have received had these transactions not occurred.

  RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE
                                    OFFICE

   We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

Premium Payments              General American

                                        P.O. Box 790201
                                        St. Louis, MO 63179-0201
 Payment Inquires and                   General American
 Correspondence                         P.O. Box 356
                                        Warwick, RI 02887-0355
 Beneficiary and Ownership              General American
 Changes                                P.O. Box 392
                                        Warwick, RI 02887-0356
 Surrenders, Loans,                     General American
 Withdrawals and                        P.O. Box 356
 Division Transfers                     Warwick, RI 02887-0356
 Death Claims                           General American
                                        P.O. Box 356
                                        Warwick, RI 02887-0356
 All Telephone                          (800) 638-9294
 Transactions and Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet (subject to our restrictions on frequent transfers). To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

                                   TRANSFERS

RESTRICTIONS ON TRANSFERS

   We have modified the fourth paragraph in the RESTRICTIONS ON TRANSFERS subsection in TRANSFERS to read as follows:

   Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Portfolios under that Policy to be submitted either (i) in writing with an original signature or
(ii) by telephone prior to 10:00 a.m. A first occurrence will result in a warning letter; the second occurrence will result in imposition of this restriction for a six-month period; a third occurrence will result in the permanent imposition of the restriction.

   We have also modified the RESTRICTIONS ON LARGE TRANSFERS subsection in TRANSFERS to read as follows:

   RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the underlying Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from the Eligible Funds except where the portfolio manager of a particular underlying Eligible Fund has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some portfolio managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple Policy Owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. A first occurrence will result in a warning letter; a second occurrence will result in the imposition of this restriction for a six-month period; a third occurrence will result in the permanent imposition of the restriction.

                              TAX CONSIDERATIONS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

   IN GENERAL. The death benefit under the Policy should generally be excludable from the gross income of the Beneficiary to the extent provided in
Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. -A tax adviser should be consulted on these consequences.

   Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

   MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test". A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

   If there is a reduction in the benefits under the Policy during a 7-pay testing period or seven years after a material change, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit or the receipt of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the most recent 7-pay testing period. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

      (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a Policy Owner which is a non-natural person, such as a corporation.

   If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a non-taxable recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as gain taxable as ordinary income. However, distributions during the first 15 Policy years accompanied by a reduction in Policy benefits, including distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes, are subject to different tax rules and may be treated in whole or in part as taxable income.

   Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

   Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

   INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

   POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

   MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. Recipients may be required to pay penalties under the estimated tax rules if withholding and estimated tax payments are insufficient.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a life insurance policy purchase.

   ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be excludable from the gross income of the Policy Owner except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's Attained Age 100.

   If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

   Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

   Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are contemplating a change to an existing Policy or purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to specific tax rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences.

   CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   TAX CREDITS AND DEDUCTIONS. General American may be entitled to certain tax benefits related to the assets of the Separate Account. These benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since General American is the owner of the assets from which the tax benefits are derived.

GENERAL AMERICAN'S INCOME TAXES

   Under current Federal income tax law, General American is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

   Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                         DISTRIBUTION OF THE POLICIES

   The principal executive offices of MetLife Investors Distribution Company, the principal underwriter and distributor of the Policies, are located at 200 Park Avenue, New York, New York 10166.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                        American Vision Series VUL 2002
               Executive Benefit Flexible Premium Variable Life
        Flexible Premium Joint and Last Survivor Variable Life (VUL 98)
              Flexible Premium Variable Life (General SelectPlus)
                 Flexible Premium Variable Life (Russell VUL)
                   Flexible Premium Variable Life (VUL 100)
                    Flexible Premium Variable Life (VUL 95)
                  Flexible Premium Variable Life (VUL 98/00)
                       Variable Life Insurance (Destiny)

 Supplement dated December 31, 2016 to the prospectuses for the variable life insurance policies issued by General American Life Insurance Company, listed above

The following information supplements, and to the extent inconsistent therewith, replaces the information in the prospectuses. Please retain this supplement for future reference.

The Company
-----------

The first paragraph describing the Company under "The Company" is replaced with the following:

   General American is a wholly-owned subsidiary of, and controlled by, MetLife, Inc., a publicly traded company. General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

          THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                                                               SUPP-GALICVL1216

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        AMERICAN VISION SERIES VUL 2002

                               Flexible Premium
                       Variable Life Insurance Policies

                         Supplement dated May 1, 2016
                    to the Prospectus dated April 28, 2008

   This supplement updates certain information contained in the -April 28, 2008 American Vision Series VUL 2002 prospectus, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your Policy, without charge, on request. These Policies are no longer available for sale.

   General American Life Insurance Company is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING ELIGIBLE FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR ELIGIBLE FUNDS WILL PERFORM. THE POLICIES AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

                                  FEE TABLES

ANNUAL ELIGIBLE FUND OPERATING EXPENSES

   The tables below describe the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. One table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2015. The other table describes the annual operating expenses of each Eligible Fund for the year ended December 31, 2015, before and after any applicable fee waivers and expense reimbursements. Expenses of the Eligible Funds may be higher or lower in the future. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES

                                                   MINIMUM MAXIMUM
                                                   ------- -------
Total Annual Fund Operating Expenses

(expenses that are deducted from Eligible Fund assets, including management fees, distribution
 and/or service (12b-1) fees, and other expenses)..........................................  0.27%      0.98%

ELIGIBLE FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

   The following table is a summary. For more complete information on Eligible Fund fees and expenses, please refer to the prospectus for each Eligible Fund.

                                                          DISTRIBUTION
                                                             AND/OR
                                               MANAGEMENT   SERVICE      OTHER
ELIGIBLE FUND                                     FEE     (12B-1) FEES EXPENSES
---------------------------------------------- ---------- ------------ --------
AMERICAN FUNDS INSURANCE SERIES(R)
American Funds Global Small
  Capitalization Fund..........................   0.69%       0.25%      0.04%
American Funds Growth Fund.....................   0.33%       0.25%      0.02%
American Funds Growth-Income Fund..............   0.27%       0.25%      0.02%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
Equity-Income Portfolio........................   0.45%         --       0.09%
MET INVESTORS SERIES TRUST
Clarion Global Real Estate Portfolio...........   0.60%         --       0.04%
ClearBridge Aggressive Growth Portfolio........   0.55%         --       0.02%
Harris Oakmark International Portfolio.........   0.77%         --       0.06%
Invesco Mid Cap Value Portfolio................   0.64%         --       0.04%
Invesco Small Cap Growth Portfolio.............   0.85%         --       0.02%
MetLife Asset Allocation 100 Portfolio.........   0.07%         --       0.01%
MFS(R) Research International Portfolio........   0.69%         --       0.07%
Morgan Stanley Mid Cap Growth Portfolio........   0.65%         --       0.03%
PIMCO Total Return Portfolio...................   0.48%         --       0.04%
T. Rowe Price Mid Cap Growth Portfolio.........   0.75%         --       0.03%
METROPOLITAN SERIES FUND
Baillie Gifford International Stock Portfolio..   0.79%         --       0.07%
Barclays Aggregate Bond Index Portfolio........   0.25%         --       0.03%
BlackRock Bond Income Portfolio................   0.32%         --       0.04%
BlackRock Capital Appreciation Portfolio.......   0.69%         --       0.02%

                                                ACQUIRED    TOTAL      FEE WAIVER   NET TOTAL
                                               FUND FEES   ANNUAL        AND/OR      ANNUAL
                                                  AND     OPERATING      EXPENSE    OPERATING
ELIGIBLE FUND                                  EXPENSES   EXPENSES    REIMBURSEMENT  EXPENSES
---------------------------------------------- -------- ------------- ------------- ---------
AMERICAN FUNDS INSURANCE SERIES(R)
American Funds Global Small
 Capitalization Fund...........................    --       0.98%        --           0.98%
American Funds Growth Fund.....................    --       0.60%        --           0.60%
American Funds Growth-Income Fund..............    --       0.54%        --           0.54%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
Equity-Income Portfolio........................  0.08%      0.62%        --           0.62%
MET INVESTORS SERIES TRUST
Clarion Global Real Estate Portfolio...........    --       0.64%        --           0.64%
ClearBridge Aggressive Growth Portfolio........    --       0.57%      0.00%          0.57%
Harris Oakmark International Portfolio.........    --       0.83%      0.02%          0.81%
Invesco Mid Cap Value Portfolio................  0.08%      0.76%      0.02%          0.74%
Invesco Small Cap Growth Portfolio.............    --       0.87%      0.02%          0.85%
MetLife Asset Allocation 100 Portfolio.........  0.68%      0.76%        --           0.76%
MFS(R) Research International Portfolio........    --       0.76%      0.06%          0.70%
Morgan Stanley Mid Cap Growth Portfolio........    --       0.68%      0.01%          0.67%
PIMCO Total Return Portfolio...................    --       0.52%      0.04%          0.48%
T. Rowe Price Mid Cap Growth Portfolio.........    --       0.78%        --           0.78%
METROPOLITAN SERIES FUND
Baillie Gifford International Stock Portfolio..    --       0.86%      0.12%          0.74%
Barclays Aggregate Bond Index Portfolio........    --       0.28%      0.01%          0.27%
BlackRock Bond Income Portfolio................    --       0.36%      0.00%          0.36%
BlackRock Capital Appreciation Portfolio.......    --       0.71%      0.05%          0.66%

                                                        DISTRIBUTION
                                                           AND/OR
                                             MANAGEMENT   SERVICE     OTHER
  ELIGIBLE FUND                                 FEE     (12B-1) FEES EXPENSES
  ------------------------------------------ ---------- ------------ --------
  BlackRock Large Cap Value Portfolio.......    0.63%         --       0.03%
  BlackRock Ultra-Short Term Bond Portfolio..   0.34%         --       0.03%
  Frontier Mid Cap Growth Portfolio..........   0.71%         --       0.03%
  Jennison Growth Portfolio..................   0.60%         --       0.02%
  Met/Artisan Mid Cap Value Portfolio........   0.81%         --       0.03%
  Met/Wellington Balanced Portfolio..........   0.46%       0.15%      0.08%
  Met/Wellington Core Equity Opportunities
    Portfolio.................................. 0.70%         --       0.02%
  MetLife Asset Allocation 20 Portfolio......   0.09%         --       0.02%
  MetLife Asset Allocation 40 Portfolio......   0.06%         --         --
  MetLife Asset Allocation 60 Portfolio......   0.05%         --         --
  MetLife Asset Allocation 80 Portfolio......   0.05%         --         --
  MetLife Mid Cap Stock Index Portfolio......   0.25%         --       0.04%
  MetLife Stock Index Portfolio..............   0.25%         --       0.02%
  MFS(R) Total Return Portfolio..............   0.55%         --       0.05%
  MFS(R) Value Portfolio.....................   0.70%         --       0.02%
  MSCI EAFE(R) Index Portfolio...............   0.30%         --       0.10%
  Neuberger Berman Genesis Portfolio.........   0.81%         --       0.03%
  Russell 2000(R) Index Portfolio............   0.25%         --       0.06%
  T. Rowe Price Large Cap Growth Portfolio...   0.60%         --       0.02%
  T. Rowe Price Small Cap Growth Portfolio...   0.47%         --       0.03%
  Western Asset Management Strategic
    Bond Opportunities Portfolio..............  0.59%         --       0.04%
  Western Asset Management
    U.S. Government Portfolio.................. 0.47%         --       0.02%

                                            ACQUIRED    TOTAL      FEE WAIVER    NET TOTAL
                                           FUND FEES   ANNUAL        AND/OR       ANNUAL
                                             AND     OPERATING      EXPENSE     OPERATING
ELIGIBLE FUND                              EXPENSES   EXPENSES    REIMBURSEMENT   EXPENSE
-------------                              -------- ------------- ------------- ----------
BlackRock Large Cap Value Portfolio.......     --        0.66%      0.03%          0.63%
BlackRock Ultra-Short Term Bond Portfolio.     --        0.37%      0.02%          0.35%
Frontier Mid Cap Growth Portfolio.........     --        0.74%      0.02%          0.72%
Jennison Growth Portfolio.................     --        0.62%      0.08%          0.54%
Met/Artisan Mid Cap Value Portfolio.......     --        0.84%        --           0.84%
Met/Wellington Balanced Portfolio.........     --        0.69%      0.00%          0.69%
Met/Wellington Core Equity Opportunities
  Portfolio.................................   --        0.72%      0.12%          0.60%
MetLife Asset Allocation 20 Portfolio.....   0.52%       0.63%      0.01%          0.62%
MetLife Asset Allocation 40 Portfolio.....   0.56%       0.62%        --           0.62%
MetLife Asset Allocation 60 Portfolio.....   0.60%       0.65%        --           0.65%
MetLife Asset Allocation 80 Portfolio.....   0.65%       0.70%        --           0.70%
MetLife Mid Cap Stock Index Portfolio.....   0.01%       0.30%      0.00%          0.30%
MetLife Stock Index Portfolio.............     --        0.27%      0.01%          0.26%
MFS(R) Total Return Portfolio.............     --        0.60%        --           0.60%
MFS(R) Value Portfolio....................     --        0.72%      0.14%          0.58%
MSCI EAFE(R) Index Portfolio..............   0.01%       0.41%      0.00%          0.41%
Neuberger Berman Genesis Portfolio........     --        0.84%      0.01%          0.83%
Russell 2000(R) Index Portfolio...........   0.01%       0.32%      0.00%          0.32%
T. Rowe Price Large Cap Growth Portfolio..     --        0.62%      0.02%          0.60%
T. Rowe Price Small Cap Growth Portfolio..     --        0.50%        --           0.50%
Western Asset Management Strategic
  Bond Opportunities Portfolio..............   --        0.63%      0.04%          0.59%
Western Asset Management
  U.S. Government Portfolio.................   --        0.49%      0.01%          0.48%

   The information shown in the table above was provided by the Eligible Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Eligible Fund's 2016 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Eligible Fund, but that the expenses of the Eligible Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Eligible Fund's board of directors or trustees, are not shown.

   Certain Eligible Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Eligible Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

                       THE COMPANY, THE SEPARATE ACCOUNT
                            AND THE ELIGIBLE FUNDS

THE COMPANY

   On January 12, 2016, MetLife, Inc. announced its plan to pursue the separation of a substantial portion of its retail segment and is currently evaluating structural alternatives for such a separation. Any separation transaction that might occur will be subject to the satisfaction of various conditions and approvals, including approval of any transaction by the MetLife, Inc. Board of Directors, satisfaction of any applicable requirements of the SEC, and receipt of insurance and other regulatory approvals and other anticipated conditions. Because the form of a separation has not yet been set, MetLife, Inc. cannot currently provide a specific potential completion date or information about the potential impact on the financial strength of any company that issues variable insurance products. No assurance can be given regarding the form that a separation transaction may take or the specific terms thereof, or that a separation will in fact occur. However, any separation transaction will not affect the terms or conditions of your Policy, and General American Life Insurance Company will remain fully responsible for its respective contractual obligations to Policy owners.

THE ELIGIBLE FUNDS

   Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Metropolitan Series Fund, the Met Investors Series Trust, the Variable Insurance Products Fund and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds.

   The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

ELIGIBLE FUND                           INVESTMENT OBJECTIVE                      INVESTMENT ADVISER/SUBADVISER
--------------------------------------  -------------------------------           ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Small             Seeks long-term growth of capital.        Capital Research and Management
  Capitalization Fund                                                             Company
American Funds Growth Fund              Seeks growth of capital.                  Capital Research and Management
                                                                                  Company
American Funds Growth-Income Fund       Seeks long-term growth of capital and     Capital Research and Management
                                        income.                                   Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio                 Seeks reasonable income. The fund will    Fidelity Management & Research
                                        also consider the potential for capital   Company Subadviser: FMR Co., Inc.
                                        appreciation. The fund's goal is to
                                        achieve a yield which exceeds the
                                        composite yield on the securities
                                        comprising the S&P 500(R) Index.
MET INVESTORS SERIES TRUST --
  CLASS A
Clarion Global Real Estate Portfolio    Seeks total return through investment in  MetLife Advisers, LLC Subadviser:
                                        real estate securities, emphasizing both  CBRE Clarion Securities LLC capital appreciation and current income.
ClearBridge Aggressive Growth           Seeks capital appreciation.               MetLife Advisers, LLC Subadviser:
  Portfolio                                                                       ClearBridge Investments, LLC
Harris Oakmark International Portfolio  Seeks long-term capital appreciation.     MetLife Advisers, LLC Subadviser:
                                                                                  Harris Associates L.P.
Invesco Mid Cap Value Portfolio         Seeks high total return by investing in   MetLife Advisers, LLC Subadviser:
                                        equity securities of mid-sized companies. Invesco Advisers, Inc.
Invesco Small Cap Growth Portfolio      Seeks long-term growth of capital.        MetLife Advisers, LLC Subadviser:
                                                                                  Invesco Advisers, Inc.

ELIGIBLE FUND                            INVESTMENT OBJECTIVE                     INVESTMENT ADVISER/SUBADVISER
-------------                            ----------------------------             ----------------------------------
MetLife Asset Allocation 100 Portfolio   Seeks growth of capital.                 MetLife Advisers, LLC
MFS(R) Research International Portfolio  Seeks capital appreciation.              MetLife Advisers, LLC Subadviser:
                                                                                  Massachusetts Financial

Morgan Stanley Mid Cap Growth                  Seeks capital appreciation.                 MetLife Advisers, LLC Subadviser:
  Portfolio                                                                                Morgan Stanley Investment Management
                                                                                           Inc.
PIMCO Total Return Portfolio                   Seeks maximum total return, consistent      MetLife Advisers, LLC Subadviser:
                                               with the preservation of capital and        Pacific Investment Management
                                               prudent investment management.              Company LLC
T. Rowe Price Mid Cap Growth Portfolio         Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser: T.
                                                                                           Rowe Price Associates, Inc.
METROPOLITAN SERIES FUND
Baillie Gifford International Stock Portfolio  Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser:
  -- Class A                                                                               Baillie Gifford Overseas Limited
Barclays Aggregate Bond Index Portfolio --     Seeks to track the performance of the       MetLife Advisers, LLC Subadviser:
  Class A                                      Barclays U.S. Aggregate Bond Index.         MetLife Investment Advisors, LLC
BlackRock Bond Income Portfolio --             Seeks a competitive total return primarily  MetLife Advisers, LLC Subadviser:
  Class A                                      from investing in                           BlackRock Advisors, LLC
                                               fixed-income securities.
BlackRock Capital Appreciation Portfolio       Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser:
  -- Class A                                                                               BlackRock Advisors, LLC
BlackRock Large Cap Value Portfolio --         Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser:
  Class A                                                                                  BlackRock Advisors, LLC
BlackRock Ultra-Short Term Bond Portfolio      Seeks a high level of current income        MetLife Advisers, LLC Subadviser:
  -- Class A (formerly BlackRock Money         consistent with preservation of capital.    BlackRock Advisors, LLC
  Market Portfolio)
Frontier Mid Cap Growth Portfolio --           Seeks maximum capital appreciation.         MetLife Advisers, LLC Subadviser:
  Class A                                                                                  Frontier Capital Management Company,
                                                                                           LLC
Jennison Growth Portfolio -- Class A           Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser:
                                                                                           Jennison Associates LLC
Met/Artisan Mid Cap Value Portfolio --         Seeks long-term capital growth.             MetLife Advisers, LLC Subadviser:
  Class A                                                                                  Artisan Partners Limited Partnership
Met/Wellington Balanced Portfolio --           Seeks long-term capital appreciation with   MetLife Advisers, LLC Subadviser:
  Class E (formerly WMC Balanced               some current income.                        Wellington Management Company LLP
  Portfolio)
Met/Wellington Core Equity Opportunities       Seeks to provide a growing stream of        MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A (formerly WMC           income over time and, secondarily, long-    Wellington Management Company LLP
  Core Equity Opportunities Portfolio)         term capital appreciation and current
                                               income.

ELIGIBLE FUND                             INVESTMENT OBJECTIVE                     INVESTMENT ADVISER/SUBADVISER
----------------------------------------- ---------------------------------------- -------------------------------------
MetLife Asset Allocation 20 Portfolio --  Seeks a high level of current income,    MetLife Advisers, LLC
  Class A                                 with growth of capital as a secondary
                                          objective.
MetLife Asset Allocation 40 Portfolio --  Seeks high total return in the form of   MetLife Advisers, LLC
  Class A                                 income and growth of capital, with a
                                          greater emphasis on income.
MetLife Asset Allocation 60 Portfolio --  Seeks a balance between a high level of  MetLife Advisers, LLC
  Class A                                 current income and growth of capital,
                                          with a greater emphasis on growth of
                                          capital.
MetLife Asset Allocation 80 Portfolio --  Seeks growth of capital.                 MetLife Advisers, LLC
  Class A
MetLife Mid Cap Stock Index Portfolio --  Seeks to track the performance of the    MetLife Advisers, LLC Subadviser:
  Class A                                 Standard & Poor's MidCap 400(R)          MetLife Investment Advisors, LLC
                                          Composite Stock Price Index.
MetLife Stock Index Portfolio --          Seeks to track the performance of the    MetLife Advisers, LLC Subadviser:
  Class A                                 Standard & Poor's 500(R) Composite       MetLife Investment Advisors, LLC
                                          Stock Price Index.
MFS(R) Total Return Portfolio --          Seeks a favorable total return through   MetLife Advisers, LLC Subadviser:
  Class A                                 investment in a diversified portfolio.   Massachusetts Financial Services
                                                                                   Company
MFS(R) Value Portfolio -- Class A         Seeks capital appreciation.              MetLife Advisers, LLC Subadviser:
                                                                                   Massachusetts Financial Services
                                                                                   Company
MSCI EAFE(R) Index Portfolio --           Seeks to track the performance of the    MetLife Advisers, LLC Subadviser:
  Class A                                 MSCI EAFE(R) Index.                      MetLife Investment Advisors, LLC
Neuberger Berman Genesis Portfolio --     Seeks high total return, consisting      MetLife Advisers, LLC Subadviser:
  Class A                                 principally of capital appreciation.     Neuberger Berman Investment Advisers
                                                                                   LLC
Russell 2000(R) Index Portfolio --        Seeks to track the performance of the    MetLife Advisers, LLC Subadviser:
  Class A                                 Russell 2000(R) Index.                   MetLife Investment Advisors, LLC
T. Rowe Price Large Cap Growth Portfolio  Seeks long-term growth of capital.       MetLife Advisers, LLC Subadviser: T.
  -- Class A                                                                       Rowe Price Associates, Inc.

T. Rowe Price Small Cap Growth            Seeks long-term capital growth.            MetLife Advisers, LLC Subadviser: T.
  Portfolio -- Class A                                                               Rowe Price Associates, Inc.
Western Asset Management Strategic        Seeks to maximize total return consistent  MetLife Advisers, LLC
  Bond Opportunities Portfolio --         with preservation of capital.              Subadviser: Western Asset
  Class A                                                                            Management Company
Western Asset Management                  Seeks to maximize total return consistent  MetLife Advisers, LLC
  U.S. Government Portfolio --            with preservation of capital and           Subadviser: Western Asset
  Class A                                 maintenance of liquidity.                  Management Company

--------
FOR MORE INFORMATION REGARDING THE ELIGIBLE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE ELIGIBLE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

    RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE
                                      OFFICE

   We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

              Premium Payments            General American
                                          P.O. Box 790201
                                          St. Louis, MO 63179-0201
              Payment Inquires and        General American
              Correspondence              P.O. Box 355
                                          Warwick, RI 02887-0355
              Beneficiary and Ownership   General American
              Changes                     P.O. Box 357
                                          Warwick, RI 02887-0356
              Surrenders, Loans,          General American
              Withdrawals and             P.O. Box 356
              Division Transfers          Warwick, RI 02887-0356
              Death Claims                General American
                                          P.O. Box 356
                                          Warwick, RI 02887-0356
              All Telephone               (800) 638-9294
              Transactions and Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet (subject to our restrictions on frequent transfers). To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

                              TAX CONSIDERATIONS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

   IN GENERAL. The death benefit under the Policy should generally be excludable from the gross income of the Beneficiary to the extent provided in
Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. -A tax adviser should be consulted on these consequences.

   Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

   MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test". A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

   If there is a reduction in the benefits under the Policy during a 7-pay testing period or seven years after a material change, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit or the receipt of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the most recent 7-pay testing period. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

      (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a Policy Owner which is a non-natural person, such as a corporation.

   If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a non-taxable recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as gain taxable as ordinary income. However, distributions during the first 15 Policy years accompanied by a reduction in Policy benefits, including distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes, are subject to different tax rules and may be treated in whole or in part as taxable income.

   Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

   Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

   INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

   POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

   MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. Recipients may be required to pay penalties under the estimated tax rules if withholding and estimated tax payments are insufficient.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a life insurance policy purchase.

   ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be excludable from the gross income of the Policy Owner except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's Attained Age 100.

   If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

   Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

   Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are contemplating a change to an existing Policy or purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to specific tax rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences.

   CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   TAX CREDITS AND DEDUCTIONS. General American may be entitled to certain tax benefits related to the assets of the Separate Account. These benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since General American is the owner of the assets from which the tax benefits are derived.

GENERAL AMERICAN'S INCOME TAXES

   Under current Federal income tax law, General American is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

   Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        AMERICAN VISION SERIES VUL 2002

                               Flexible Premium
                       Variable Life Insurance Policies

                         Supplement dated May 1, 2015

                    to the Prospectus dated April 28, 2008

   This supplement updates certain information contained in the April 28, 2008 American Vision Series VUL 2002 prospectus, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR THE ELIGIBLE FUNDS WILL PERFORM. THE POLICIES AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA") PROVIDES BACKGROUND INFORMATION ABOUT BROKER-DEALERS AND THEIR REGISTERED REPRESENTATIVES THROUGH FINRA BROKERCHECK. YOU MAY CONTACT THE FINRA BROKER-CHECK HOTLINE AT 1-800-289-9999, OR LOG ON TO WWW.FINRA.ORG. AN INVESTOR BROCHURE THAT INCLUDES INFORMATION DESCRIBING FINRA BROKERCHECK IS AVAILABLE THROUGH THE HOTLINE OR ON-LINE.

                                  FEE TABLES

ANNUAL ELIGIBLE FUND OPERATING EXPENSES

   The next table describes the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2014. Expenses of the Eligible Funds may be higher or lower in the future. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

                                                                       MINIMUM MAXIMUM
                                                                       ------- -------
Total Annual Fund Operating Expenses
  (expenses that are deducted from Eligible Fund assets, including
  management fees, distribution (12b-1) fees, and other expenses)...    0.27%   0.99%

   The following table describes the annual operating expenses for each Eligible Fund for the year ended December 31, 2014, before and after any applicable fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                                                      DISTRIBUTION             ACQUIRED   TOTAL     FEE WAIVER   NET TOTAL
                                                          AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                           MANAGEMENT SERVICE (12B-1)  OTHER     AND     OPERATING   EXPENSE     OPERATING
                                              FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT  EXPENSES
                                           ---------- --------------- -------- --------- --------- ------------- ---------
AMERICAN FUNDS INSURANCE SERIES(R) --
  CLASS 2
American Funds Global Small
  Capitalization Fund.....................    0.70%        0.25%        0.04%      --      0.99%         --        0.99%
American Funds Growth Fund................    0.33%        0.25%        0.02%      --      0.60%         --        0.60%
American Funds Growth-Income Fund.........    0.27%        0.25%        0.02%      --      0.54%         --        0.54%

FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio...................    0.45%          --         0.09%    0.06%     0.60%         --        0.60%
MET INVESTORS SERIES TRUST -- CLASS A
Clarion Global Real Estate Portfolio......    0.59%          --         0.05%      --      0.64%         --        0.64%
ClearBridge Aggressive Growth
  Portfolio...............................    0.55%          --         0.02%      --      0.57%       0.01%       0.56%
Harris Oakmark International Portfolio....    0.77%          --         0.06%      --      0.83%       0.02%       0.81%
Invesco Mid Cap Value Portfolio...........    0.64%          --         0.05%    0.04%     0.73%       0.02%       0.71%
Invesco Small Cap Growth Portfolio........    0.84%          --         0.03%      --      0.87%       0.01%       0.86%
Lord Abbett Bond Debenture Portfolio......    0.51%          --         0.04%      --      0.55%       0.01%       0.54%
MetLife Asset Allocation 100 Portfolio....    0.07%          --         0.01%    0.68%     0.76%         --        0.76%
MFS(R) Research International Portfolio...    0.69%          --         0.07%      --      0.76%       0.06%       0.70%
Morgan Stanley Mid Cap Growth Portfolio...    0.64%          --         0.05%      --      0.69%       0.01%       0.68%
PIMCO Total Return Portfolio..............    0.48%          --         0.03%      --      0.51%       0.04%       0.47%
T. Rowe Price Mid Cap Growth Portfolio....    0.75%          --         0.03%      --      0.78%         --        0.78%

                                                       DISTRIBUTION            ACQUIRED   TOTAL     FEE WAIVER   NET TOTAL
                                                          AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                           MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                              FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                           ---------- --------------- -------- --------- --------- ------------- ---------
METROPOLITAN SERIES FUND
Baillie Gifford International Stock
  Portfolio -- Class A....................    0.79%          --         0.08%      --      0.87%       0.12%       0.75%
Barclays Aggregate Bond Index
  Portfolio -- Class A....................    0.25%          --         0.03%      --      0.28%       0.00%       0.28%
BlackRock Bond Income Portfolio --
  Class A.................................    0.32%          --         0.03%      --      0.35%       0.00%       0.35%
BlackRock Capital Appreciation
  Portfolio -- Class A....................    0.69%          --         0.02%      --      0.71%       0.06%       0.65%
BlackRock Large Cap Value Portfolio
  -- Class A..............................    0.63%          --         0.02%      --      0.65%       0.03%       0.62%
BlackRock Money Market Portfolio --
  Class A.................................    0.34%          --         0.03%      --      0.37%       0.02%       0.35%
Frontier Mid Cap Growth Portfolio --
  Class A.................................    0.71%          --         0.05%      --      0.76%       0.01%       0.75%
Jennison Growth Portfolio --
  Class A.................................    0.59%          --         0.03%      --      0.62%       0.08%       0.54%
Met/Artisan Mid Cap Value Portfolio
  -- Class A..............................    0.81%          --         0.03%      --      0.84%         --        0.84%
MetLife Asset Allocation 20 Portfolio
  -- Class A..............................    0.09%          --         0.03%    0.52%     0.64%       0.02%       0.62%
MetLife Asset Allocation 40 Portfolio
  -- Class A..............................    0.06%          --           --     0.56%     0.62%         --        0.62%
MetLife Asset Allocation 60 Portfolio
  -- Class A..............................    0.05%          --           --     0.60%     0.65%         --        0.65%
MetLife Asset Allocation 80 Portfolio
  -- Class A..............................    0.05%          --         0.01%    0.65%     0.71%         --        0.71%
MetLife Mid Cap Stock Index Portfolio
  -- Class A..............................    0.25%          --         0.05%    0.01%     0.31%       0.00%       0.31%
MetLife Stock Index Portfolio --
  Class A.................................    0.25%          --         0.02%      --      0.27%       0.01%       0.26%
MFS(R) Total Return Portfolio --
  Class A.................................    0.55%          --         0.05%      --      0.60%         --        0.60%
MFS(R) Value Portfolio -- Class A.........    0.70%          --         0.02%      --      0.72%       0.14%       0.58%
MSCI EAFE(R) Index Portfolio --
  Class A.................................    0.30%          --         0.10%    0.01%     0.41%       0.00%       0.41%
Neuberger Berman Genesis Portfolio --

  Class A.................................    0.80%          --         0.03%      --      0.83%       0.00%       0.83%
Russell 2000(R) Index Portfolio --
  Class A.................................    0.25%          --         0.07%    0.05%     0.37%       0.01%       0.36%
T. Rowe Price Large Cap Growth
  Portfolio -- Class A....................    0.60%          --         0.03%      --      0.63%       0.02%       0.61%
T. Rowe Price Small Cap Growth
  Portfolio -- Class A....................    0.47%          --         0.04%      --      0.51%         --        0.51%
Western Asset Management U.S.
  Government Portfolio -- Class A.........    0.47%          --         0.02%      --      0.49%       0.01%       0.48%
WMC Balanced Portfolio -- Class E.........    0.46%        0.15%        0.07%      --      0.68%       0.00%       0.68%
WMC Core Equity Opportunities
  Portfolio -- Class A....................    0.70%          --         0.03%      --      0.73%       0.11%       0.62%

   The information shown in the table above was provided by the Eligible Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Eligible Fund's 2015 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Eligible Fund, but that the expenses of the Eligible Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Eligible Fund's board of directors or trustees, are not shown.

   Certain Eligible Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Eligible Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

                       THE COMPANY, THE SEPARATE ACCOUNT
                            AND THE ELIGIBLE FUNDS

THE ELIGIBLE FUNDS

   Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Metropolitan Series Fund, the Met Investors Series Trust, the Variable Insurance Products Fund and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds.

   The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

                                                                                           INVESTMENT
FUND                                           INVESTMENT OBJECTIVE                    ADVISER/SUBADVISER
----                                           --------------------                    ------------------
AMERICAN FUNDS INSURANCE SERIES(R) --
  CLASS 2

American Funds Global Small            Seeks long-term growth of capital.     Capital Research and Management
  Capitalization Fund                                                         Company

American Funds Growth Fund             Seeks growth of capital.               Capital Research and Management
                                                                              Company

American Funds Growth-Income Fund      Seeks long-term growth of capital and  Capital Research and Management
                                       income.                                Company

FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS

Equity-Income Portfolio                Seeks reasonable income. The fund      Fidelity Management & Research
                                       will also consider the potential for   Company
                                       capital appreciation. The fund's goal  Subadviser: FMR Co., Inc.
                                       is to achieve a yield which exceeds
                                       the composite yield on the securities
                                       comprising the S&P 500(R) Index.

                                                                                                        INVESTMENT
FUND                                                      INVESTMENT OBJECTIVE                      ADVISER/SUBADVISER
----                                                      --------------------                      ------------------
MET INVESTORS SERIES TRUST --
  CLASS A

Clarion Global Real Estate Portfolio           Seeks total return through investment in   MetLife Advisers, LLC Subadviser:
                                               real estate securities, emphasizing both   CBRE Clarion Securities LLC
                                               capital appreciation and current income.

ClearBridge Aggressive Growth Portfolio        Seeks capital appreciation.                MetLife Advisers, LLC Subadviser:
                                                                                          ClearBridge Investments, LLC

Harris Oakmark International Portfolio         Seeks long-term capital appreciation.      MetLife Advisers, LLC Subadviser:
                                                                                          Harris Associates L.P.

Invesco Mid Cap Value Portfolio                Seeks high total return by investing in    MetLife Advisers, LLC Subadviser:
                                               equity securities of mid-sized companies.  Invesco Advisers, Inc.

Invesco Small Cap Growth Portfolio             Seeks long-term growth of capital.         MetLife Advisers, LLC Subadviser:
                                                                                          Invesco Advisers, Inc.

Lord Abbett Bond Debenture Portfolio           Seeks high current income and the          MetLife Advisers, LLC Subadviser: Lord,
                                               opportunity for capital appreciation to    Abbett & Co. LLC
                                               produce a high total return.

MetLife Asset Allocation 100 Portfolio         Seeks growth of capital.                   MetLife Advisers, LLC

MFS(R) Research International Portfolio        Seeks capital appreciation.                MetLife Advisers, LLC Subadviser:
                                                                                          Massachusetts Financial Services
                                                                                          Company

Morgan Stanley Mid Cap Growth Portfolio        Seeks capital appreciation.                MetLife Advisers, LLC Subadviser:
                                                                                          Morgan Stanley Investment Management
                                                                                          Inc.

PIMCO Total Return Portfolio                   Seeks maximum total return, consistent     MetLife Advisers, LLC Subadviser:
                                               with the preservation of capital and       Pacific Investment Management
                                               prudent investment management.             Company LLC

T. Rowe Price Mid Cap Growth Portfolio         Seeks long-term growth of capital.         MetLife Advisers, LLC Subadviser:
                                                                                          T. Rowe Price Associates, Inc.

METROPOLITAN SERIES FUND

Baillie Gifford International Stock Portfolio  Seeks long-term growth of capital.         MetLife Advisers, LLC Subadviser:
  -- Class A                                                                              Baillie Gifford Overseas Limited

Barclays Aggregate Bond Index Portfolio --     Seeks to track the performance of the      MetLife Advisers, LLC Subadviser:
  Class A                                      Barclays U.S. Aggregate Bond Index.        MetLife Investment Management, LLC

BlackRock Bond Income Portfolio --             Seeks a competitive total return primarily MetLife Advisers, LLC Subadviser:
  lass A                                       from investing in fixed-income securities. BlackRock Advisors, LLC

                                                                                                        INVESTMENT
FUND                                                      INVESTMENT OBJECTIVE                      ADVISER/SUBADVISER
----                                                      --------------------                      ------------------
BlackRock Capital Appreciation Portfolio --    Seeks long-term growth of capital.         MetLife Advisers, LLC Subadviser:
  Class A                                                                                 BlackRock Advisors, LLC

BlackRock Large Cap Value                      Seeks long-term growth of capital.         MetLife Advisers, LLC

  Portfolio -- Class A                                                                    Subadviser: BlackRock Advisors, LLC

BlackRock Money Market Portfolio/1/ --         Seeks a high level of current income       MetLife Advisers, LLC Subadviser:
  Class A                                      consistent with preservation of capital.   BlackRock Advisors, LLC

Frontier Mid Cap Growth Portfolio --           Seeks maximum capital appreciation.        MetLife Advisers, LLC Subadviser:
  Class A                                                                                 Frontier Capital Management Company,
                                                                                          LLC

Jennison Growth Portfolio -- Class A           Seeks long-term growth of capital.         MetLife Advisers, LLC Subadviser:
                                                                                          Jennison Associates LLC

Met/Artisan Mid Cap Value Portfolio --         Seeks long-term capital growth.            MetLife Advisers, LLC Subadviser:
  Class A                                                                                 Artisan Partners Limited Partnership

MetLife Asset Allocation 20 Portfolio --       Seeks a high level of current income, with MetLife Advisers, LLC
  Class A                                      growth of capital as a secondary
                                               objective.

MetLife Asset Allocation 40 Portfolio --       Seeks high total return in the form of     MetLife Advisers, LLC
  Class A                                      income and growth of capital, with a
                                               greater emphasis on income.

MetLife Asset Allocation 60 Portfolio --       Seeks a balance between a high level of    MetLife Advisers, LLC
  Class A                                      current income and growth of capital,
                                               with a greater emphasis on growth of
                                               capital.

MetLife Asset Allocation 80 Portfolio --       Seeks growth of capital.                   MetLife Advisers, LLC
  Class A

MetLife Mid Cap Stock Index Portfolio --       Seeks to track the performance of the      MetLife Advisers, LLC Subadviser:
  Class A                                      Standard & Poor's MidCap 400(R)            MetLife Investment Management, LLC
                                               Composite Stock Price Index.

MetLife Stock Index Portfolio -- Class A       Seeks to track the performance of the      MetLife Advisers, LLC Subadviser:
                                               Standard & Poor's 500(R) Composite         MetLife Investment Management, LLC
                                               Stock Price Index.

MFS(R) Total Return Portfolio -- Class A       Seeks a favorable total return through     MetLife Advisers, LLC Subadviser:
                                               investment in a diversified portfolio.     Massachusetts Financial Services
                                                                                          Company

MFS(R) Value Portfolio -- Class A              Seeks capital appreciation.                MetLife Advisers, LLC Subadviser:
                                                                                          Massachusetts Financial Services
                                                                                          Company

MSCI EAFE(R) Index Portfolio -- Class A        Seeks to track the performance of the      MetLife Advisers, LLC Subadviser:
                                               MSCI EAFE(R) Index.                        MetLife Investment Management, LLC

Neuberger Berman Genesis Portfolio --          Seeks high total return, consisting        MetLife Advisers, LLC Subadviser:
  Class A                                      principally of capital appreciation.       Neuberger Berman Management LLC

                                                                                                        INVESTMENT
FUND                                                       INVESTMENT OBJECTIVE                      ADVISER/SUBADVISER
----                                                       --------------------                      ------------------
Russell 2000(R) Index Portfolio --             Seeks to track the performance of the      MetLife Advisers, LLC Subadviser:
  Class A                                      Russell 2000(R) Index.                     MetLife Investment Management, LLC

T. Rowe Price Large Cap Growth Portfolio       Seeks long-term growth of capital.         MetLife Advisers, LLC Subadviser:
  -- Class A                                                                              T. Rowe Price Associates, Inc.

T. Rowe Price Small Cap Growth Portfolio       Seeks long-term capital growth.            MetLife Advisers, LLC Subadviser:
  -- Class A                                                                              T. Rowe Price Associates, Inc.

Western Asset Management U.S.                  Seeks to maximize total return consistent  MetLife Advisers, LLC Subadviser:
  Government Portfolio -- Class A              with preservation of capital and           Western Asset Management Company
                                               maintenance of liquidity.

WMC Balanced Portfolio -- Class E              Seeks long-term capital appreciation       MetLife Advisers, LLC

                                               with some current income.                  Subadviser: Wellington Management
                                                                                          Company LLP

WMC Core Equity Opportunities Portfolio        Seeks to provide a growing stream of       MetLife Advisers, LLC Subadviser:
  -- Class A                                   income over time and, secondarily, long-   Wellington Management Company LLP
                                               term capital appreciation and current
                                               income.

----------

/1/An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

  RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE
                                    OFFICE

   We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

   The Administrative Office for various Policy transactions is as follows:

              Premium Payments            General American
                                          P.O. Box 790201
                                          St. Louis, MO 63179-0201

              Payment Inquires and        General American
              Correspondence              P.O. Box 355
                                          Warwick, RI 02887-0355

              Beneficiary and Ownership   General American
              Changes                     P.O. Box 357
                                          Warwick, RI 02887-0357

              Surrenders, Loans,          General American
              Withdrawals and             P.O. Box 356
              Division Transfers          Warwick, RI 02887-0356

              Death Claims                General American
                                          P.O. Box 356
                                          Warwick, RI 02887-0356

              All Telephone               (800) 638-9294
              Transactions and Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet (subject to our restrictions on frequent transfers). To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

                                 CYBERSECURITY

   Our variable insurance products business is largely conducted through digital communications and data storage networks and systems operated by us and our service providers or other business partners (e.g., the Eligible Funds and the firms involved in the distribution and sale of our variable life insurance policies). For example, many routine operations, such as processing owners' requests and elections and day-to-day record keeping, are all executed through computer networks and systems.

   We have established administrative and technical controls and a business continuity plan to protect our operations against cybersecurity breaches. Despite these protocols, a cybersecurity breach could have a material, negative impact on General American Life Insurance Company and the Separate Account, as well as individual Policy Owners and their Policies. Our operations also could be negatively affected by a cybersecurity breach at a third party, such as a governmental or regulatory authority or another participant in the financial markets.

   Cybersecurity breaches can be intentional or unintentional events, and can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality. Cybersecurity breaches can interfere with our processing of Policy transactions, including the processing of transfer orders from our website or with the Eligible Funds; impact our ability to calculate accumulation unit values; cause the release and possible destruction of confidential owner or business information; or impede order processing or cause other operational issues. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage this risk at all times.

                              TAX CONSIDERATIONS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate

Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

   IN GENERAL. The death benefit under a Policy should generally be excludible from the gross income of the beneficiary for Federal income tax purposes. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director, or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

   Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

   MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test". A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

   If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

      (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a Policy Owner which is a non-natural person, such as a corporation.

   If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a non-taxable recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as gain taxable as ordinary income. However, distributions during the first 15 Policy years accompanied by a reduction in Policy benefits, including distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes, are subject to different tax rules and may be treated in whole or in part as taxable income.

   Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

   Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

   INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

   POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

   MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. Recipients may be required to pay penalties under the estimated tax rules if withholding and estimated tax payments are insufficient.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a life insurance policy purchase.

   ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the Policy Owner except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's Attained Age 100.

   If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

   Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

   Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are contemplating a change to an existing Policy or purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to specific tax rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   TAX CREDITS AND DEDUCTIONS. The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

GENERAL AMERICAN'S INCOME TAXES

   Under current Federal income tax law, General American is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

   Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        AMERICAN VISION SERIES VUL 2002

                               Flexible Premium
                       Variable Life Insurance Policies

                        Supplement dated April 28, 2014
                    to the Prospectus dated April 28, 2008

   This supplement updates certain information contained in the April 28, 2008 American Vision Series VUL 2002 prospectus, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA") PROVIDES BACKGROUND INFORMATION ABOUT BROKER-DEALERS AND THEIR REGISTERED REPRESENTATIVES THROUGH FINRA BROKERCHECK. YOU MAY CONTACT THE FINRA BROKER-CHECK HOTLINE AT 1-800-289-9999, OR LOG ON TO WWW.FINRA.ORG. AN INVESTOR BROCHURE THAT INCLUDES INFORMATION DESCRIBING FINRA BROKERCHECK IS AVAILABLE THROUGH THE HOTLINE OR ON-LINE.

                                  FEE TABLES

ANNUAL ELIGIBLE FUND OPERATING EXPENSES

   The next table describes the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2013. Expenses of the Eligible Funds may be higher or lower in the future. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

                                                                            MINIMUM MAXIMUM
                                                                            ------- -------
Total Annual Fund Operating Expenses
  (expenses that are deducted from Eligible Fund assets, including
  management fees, distribution (12b-1) fees, and other expenses).......      0.27%   0.99%

   The following table describes the annual operating expenses for each Eligible Fund for the year ended December 31, 2013, before and after any applicable fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                                                       DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                          AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                           MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                              FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                           ---------- --------------- -------- --------- --------- ------------- ---------

AMERICAN FUNDS INSURANCE SERIES(R) --
  CLASS 2
American Funds Global Small
  Capitalization Fund.....................    0.70%        0.25%      0.04%        --     0.99%         --        0.99%
American Funds Growth Fund................    0.33%        0.25%      0.02%        --     0.60%         --        0.60%
American Funds Growth- Income Fund........    0.27%        0.25%      0.02%        --     0.54%         --        0.54%

FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio...................    0.45%          --       0.10%      0.02%    0.57%         --        0.57%

MET INVESTORS SERIES TRUST -- CLASS A
Clarion Global Real Estate Portfolio......    0.60%          --       0.05%        --     0.65%         --        0.65%
ClearBridge Aggressive Growth Portfolio...    0.59%          --       0.02%        --     0.61%       0.00%       0.61%
Harris Oakmark International Portfolio....    0.77%          --       0.06%        --     0.83%       0.02%       0.81%
Invesco Mid Cap Value Portfolio...........    0.65%          --       0.05%      0.08%    0.78%       0.02%       0.76%
Invesco Small Cap Growth Portfolio........    0.85%          --       0.02%        --     0.87%       0.02%       0.85%
Lord Abbett Bond Debenture Portfolio......    0.51%          --       0.03%        --     0.54%         --        0.54%
MetLife Asset Allocation 100 Portfolio....    0.07%          --       0.01%      0.70%    0.78%         --        0.78%
MFS(R) Research International Portfolio...    0.68%          --       0.07%        --     0.75%       0.06%       0.69%
Morgan Stanley Mid Cap Growth Portfolio...    0.64%          --       0.05%        --     0.69%       0.01%       0.68%
PIMCO Total Return Portfolio..............    0.48%          --       0.03%        --     0.51%         --        0.51%
T. Rowe Price Mid Cap Growth Portfolio....    0.75%          --       0.03%        --     0.78%         --        0.78%

                                                       DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                          AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                           MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                              FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                           ---------- --------------- -------- --------- --------- ------------- ---------
METROPOLITAN SERIES FUND
Baillie Gifford International Stock
  Portfolio -- Class A....................    0.79%           --        0.08%       --      0.87%       0.12%       0.75%
Barclays Aggregate Bond Index
  Portfolio -- Class A....................    0.25%           --        0.03%       --      0.28%       0.01%       0.27%
BlackRock Bond Income Portfolio --
  Class A.................................    0.33%           --        0.02%       --      0.35%       0.00%       0.35%
BlackRock Capital Appreciation
  Portfolio -- Class A....................    0.69%           --        0.02%       --      0.71%       0.01%       0.70%
BlackRock Large Cap Value Portfolio
  -- Class A..............................    0.63%           --        0.02%       --      0.65%       0.06%       0.59%
BlackRock Money Market Portfolio --
  Class A.................................    0.33%           --        0.02%       --      0.35%       0.02%       0.33%
Frontier Mid Cap Growth Portfolio --
  Class A.................................    0.72%           --        0.03%       --      0.75%       0.01%       0.74%
Jennison Growth Portfolio --
  Class A.................................    0.60%           --        0.02%       --      0.62%       0.07%       0.55%
Met/Artisan Mid Cap Value Portfolio
  -- Class A..............................    0.81%           --        0.02%       --      0.83%         --        0.83%
MetLife Asset Allocation 20 Portfolio
  -- Class A..............................    0.09%           --        0.02%     0.52%     0.63%       0.01%       0.62%
MetLife Asset Allocation 40 Portfolio
  -- Class A..............................    0.07%           --        0.01%     0.57%     0.65%         --        0.65%
MetLife Asset Allocation 60 Portfolio
  -- Class A..............................    0.06%           --          --      0.62%     0.68%         --        0.68%
MetLife Asset Allocation 80 Portfolio
  -- Class A..............................    0.06%           --        0.01%     0.66%     0.73%         --        0.73%
MetLife Mid Cap Stock Index Portfolio
  -- Class A..............................    0.25%           --        0.05%     0.02%     0.32%       0.00%       0.32%
MetLife Stock Index Portfolio --
  Class A.................................    0.25%           --        0.02%       --      0.27%       0.01%       0.26%
MFS(R) Total Return Portfolio --
  Class A.................................    0.55%           --        0.04%       --      0.59%         --        0.59%
MFS(R) Value Portfolio -- Class A.........    0.70%           --        0.02%       --      0.72%       0.14%       0.58%
MSCI EAFE(R) Index Portfolio --
  Class A.................................    0.30%           --        0.10%     0.01%     0.41%       0.00%       0.41%
Neuberger Berman Genesis Portfolio
  -- Class A..............................    0.80%           --        0.03%       --      0.83%       0.01%       0.82%
Russell 2000(R) Index Portfolio --
  Class A.................................    0.25%           --        0.06%     0.11%     0.42%       0.00%       0.42%
T. Rowe Price Large Cap Growth
  Portfolio -- Class A....................    0.60%           --        0.03%       --      0.63%       0.01%       0.62%
T. Rowe Price Small Cap Growth
  Portfolio -- Class A....................    0.48%           --        0.04%       --      0.52%         --        0.52%
Western Asset Management U.S.
  Government Portfolio -- Class A.........    0.47%           --        0.02%       --      0.49%       0.01%       0.48%
WMC Balanced Portfolio -- Class E.........    0.46%         0.15%       0.05%       --      0.66%       0.00%       0.66%
WMC Core Equity Opportunities

Portfolio --Class A.......................    0.70%          --         0.02%      --       0.72%       0.11%       0.61%

   The information shown in the table above was provided by the Eligible Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Eligible Fund's 2014 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Eligible Fund, but that the expenses of the Eligible Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Eligible Fund's board of directors or trustees, are not shown.

   Certain Eligible Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Eligible Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

   FIDELITY VARIABLE INSURANCE PRODUCTS AND THE AMERICAN FUNDS INSURANCE SERIES ARE NOT AFFILIATED WITH GENERAL AMERICAN.

                       THE COMPANY, THE SEPARATE ACCOUNT
                            AND THE ELIGIBLE FUNDS

THE ELIGIBLE FUNDS

   Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Metropolitan Series Fund, the Met Investors Series Trust, the Variable Insurance Products Fund and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds.

   The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

                                                                                               INVESTMENT
FUND                                           INVESTMENT OBJECTIVE                        ADVISER/SUBADVISER
----                                           --------------------                        ------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2

American Funds Global Small        Seeks long-term growth of capital.            Capital Research and Management
  Capitalization Fund                                                            Company

American Funds Growth Fund         Seeks growth of capital.                      Capital Research and Management
                                                                                 Company

American Funds Growth-Income Fund  Seeks long-term growth of capital and         Capital Research and Management
                                   income.                                       Company

FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS

Equity-Income Portfolio            Seeks reasonable income. The fund will        Fidelity Management & Research Company
                                   also consider the potential for capital       Subadviser: FMR Co., Inc.
                                   appreciation. The fund's goal is to achieve a
                                   yield which exceeds the composite yield on
                                   the securities comprising the S&P 500(R)
                                   Index.

                                                                                               INVESTMENT
FUND                                           INVESTMENT OBJECTIVE                        ADVISER/SUBADVISER
----                                           --------------------                        ------------------
MET INVESTORS SERIES TRUST --

  CLASS A

Clarion Global Real Estate Portfolio  Seeks total return through            MetLife Advisers, LLC
                                      investment in real estate securities, Subadviser: CBRE Clarion
                                      emphasizing both capital              Securities LLC
                                      appreciation and current income.

ClearBridge Aggressive Growth         Seeks capital appreciation.           MetLife Advisers, LLC
  Portfolio                                                                 Subadviser: ClearBridge
                                                                            Investments, LLC

Harris Oakmark International          Seeks long-term capital               MetLife Advisers, LLC
  Portfolio                           appreciation.                         Subadviser: Harris Associates L.P.

Invesco Mid Cap Value Portfolio       Seeks high total return by investing  MetLife Advisers, LLC
  (formerly Lord Abbett Mid Cap       in equity securities of mid-sized     Subadviser: Invesco Advisers, Inc.
  Value Portfolio)                    companies.

Invesco Small Cap Growth Portfolio    Seeks long-term growth of capital.    MetLife Advisers, LLC
                                                                            Subadviser: Invesco Advisers, Inc.

Lord Abbett Bond Debenture            Seeks high current income and the     MetLife Advisers, LLC
  Portfolio                           opportunity for capital appreciation  Subadviser: Lord, Abbett & Co. LLC to produce a high total return.

MetLife Asset Allocation 100          Seeks growth of capital.              MetLife Advisers, LLC
  Portfolio (formerly MetLife
  Aggressive Strategy Portfolio)

MFS(R) Research International         Seeks capital appreciation.           MetLife Advisers, LLC
  Portfolio                                                                 Subadviser: Massachusetts
                                                                            Financial Services Company

Morgan Stanley Mid Cap Growth         Seeks capital appreciation.           MetLife Advisers, LLC
  Portfolio                                                                 Subadviser: Morgan Stanley
                                                                            Investment Management Inc.

PIMCO Total Return Portfolio          Seeks maximum total return,           MetLife Advisers, LLC
                                      consistent with the preservation of   Subadviser: Pacific Investment
                                      capital and prudent investment        Management Company LLC
                                      management.

T. Rowe Price Mid Cap Growth          Seeks long-term growth of capital.    MetLife Advisers, LLC
  Portfolio                                                                 Subadviser: T. Rowe Price
                                                                            Associates, Inc.

METROPOLITAN SERIES FUND

Baillie Gifford International Stock   Seeks long-term growth of capital.    MetLife Advisers, LLC
  Portfolio -- Class A                                                      Subadviser: Baillie Gifford
                                                                            Overseas Limited
Barclays Aggregate Bond Index         Seeks to track the performance        MetLife Advisers, LLC
  Portfolio -- Class A                of the Barclays U.S. Aggregate        Subadviser: MetLife Investment
                                      Bond Index.                           Management, LLC

BlackRock Bond Income                 Seeks a competitive total return      MetLife Advisers, LLC
  Portfolio -- Class A                primarily from investing in           Subadviser: BlackRock
                                      fixed-income securities.              Advisors, LLC

                                                                                    INVESTMENT
FUND                                         INVESTMENT OBJECTIVE                ADVISER/SUBADVISER
----                                         ---------------------               ------------------
BlackRock Capital Appreciation        Seeks long-term growth of capital.    MetLife Advisers, LLC
  Portfolio -- Class A                                                      Subadviser: BlackRock
                                                                            Advisors, LLC

BlackRock Large Cap Value             Seeks long-term growth of capital.    MetLife Advisers, LLC
  Portfolio -- Class A                                                      Subadviser: BlackRock
                                                                            Advisors, LLC

BlackRock Money Market                Seeks a high level of current         MetLife Advisers, LLC
  Portfolio/1/ -- Class A             income consistent with preservation   Subadviser: BlackRock
                                      of capital.                           Advisors, LLC

Frontier Mid Cap Growth               Seeks maximum capital                 MetLife Advisers, LLC
  Portfolio -- Class A                appreciation.                         Subadviser: Frontier Capital
                                                                            Management Company, LLC

Jennison Growth Portfolio --          Seeks long-term growth of capital.    MetLife Advisers, LLC
  Class A                                                                   Subadviser: Jennison

                                                                              Associates LLC
Met/Artisan Mid Cap Value              Seeks long-term capital growth.        MetLife Advisers, LLC
  Portfolio -- Class A                                                        Subadviser: Artisan Partners
                                                                              Limited Partnership

MetLife Asset Allocation 20 Portfolio  Seeks a high level of current          MetLife Advisers, LLC
  (formerly MetLife Conservative       income, with growth of capital as a
  Allocation Portfolio) -- Class A     secondary objective.

MetLife Asset Allocation 40 Portfolio  Seeks high total return in the form    MetLife Advisers, LLC
  (formerly MetLife Conservative to    of income and growth of capital,
  Moderate Allocation Portfolio) --    with a greater emphasis on income.
  Class A

MetLife Asset Allocation 60 Portfolio  Seeks a balance between a high         MetLife Advisers, LLC
  (formerly MetLife Moderate           level of current income and growth
  Allocation Portfolio) -- Class A     of capital, with a greater emphasis
                                       on growth of capital.

MetLife Asset Allocation 80 Portfolio  Seeks growth of capital.               MetLife Advisers, LLC
  (formerly MetLife Moderate to
  Aggressive Allocation
  Portfolio) -- Class A

MetLife Mid Cap Stock Index            Seeks to track the performance of      MetLife Advisers, LLC
  Portfolio -- Class A                 the Standard & Poor's MidCap 400(R)    Subadviser: MetLife Investment
                                       Composite Stock Price Index.           Management, LLC

MetLife Stock Index Portfolio --       Seeks to track the performance of      MetLife Advisers, LLC
  Class A                              the Standard & Poor's 500(R)           Subadviser: MetLife Investment
                                       Composite Stock Price Index.           Management, LLC

MFS(R) Total Return Portfolio --       Seeks a favorable total return         MetLife Advisers, LLC
  Class A                              through investment in a diversified    Subadviser: Massachusetts
                                       portfolio.                             Financial Services Company

MFS(R) Value Portfolio -- Class A      Seeks capital appreciation.            MetLife Advisers, LLC
                                                                              Subadviser: Massachusetts
                                                                              Financial Services Company

MSCI EAFE(R) Index Portfolio --        Seeks to track the performance of      MetLife Advisers, LLC
  Class A                              the MSCI EAFE(R) Index.                Subadviser: MetLife Investment
                                                                              Management, LLC

                                                                                           INVESTMENT
FUND                                           INVESTMENT OBJECTIVE                    ADVISER/SUBADVISER
----                                           --------------------                    ------------------
Neuberger Berman Genesis               Seeks high total return, consisting    MetLife Advisers, LLC
  Portfolio -- Class A                 principally of capital appreciation.   Subadviser: Neuberger Berman
                                                                              Management LLC

Russell 2000(R) Index Portfolio --     Seeks to track the performance of      MetLife Advisers, LLC
  Class A                              the Russell 2000(R) Index.             Subadviser: MetLife Investment
                                                                              Management, LLC

T. Rowe Price Large Cap Growth         Seeks long-term growth of capital.     MetLife Advisers, LLC
  Portfolio -- Class A                                                        Subadviser: T. Rowe Price
                                                                              Associates, Inc.

T. Rowe Price Small Cap Growth         Seeks long-term capital growth.        MetLife Advisers, LLC
  Portfolio -- Class A                                                        Subadviser: T. Rowe Price
                                                                              Associates, Inc.

Western Asset Management U.S.          Seeks to maximize total return         MetLife Advisers, LLC
  Government Portfolio -- Class A      consistent with preservation of        Subadviser: Western Asset
                                       capital and maintenance of liquidity.  Management Company

WMC Balanced Portfolio                 Seeks long-term capital appreciation   MetLife Advisers, LLC
  (formerly BlackRock Diversified      with some current income.              Subadviser: Wellington
  Portfolio) -- Class E                                                       Management Company, LLP

WMC Core Equity Opportunities          Seeks to provide a growing stream      MetLife Advisers, LLC
Portfolio (formerly Davis Venture      of income over time and,               Subadviser: Wellington
Value Portfolio) -- Class A            secondarily, long-term capital         Management Company, LLP
                                       appreciation and current income.

--------
/1/An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

  RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE
                                    OFFICE

   We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

   The Administrative Office for various Policy transactions is as follows:

              Premium Payments            General American
                                          P.O. Box 790201
                                          St. Louis, MO 63179-0201
              Payment Inquires and        General American
              Correspondence              P.O. Box 355
                                          Warwick, RI 02887-0355
              Beneficiary and Ownership   General American
              Changes                     P.O. Box 357
                                          Warwick, RI 02887-0357
              Surrenders, Loans,          General American
              Withdrawals and             P.O. Box 356
              Division Transfers          Warwick, RI 02887-0356
              Death Claims                General American
                                          P.O. Box 356
                                          Warwick, RI 02887-0356
              All Telephone               (800) 638-9294
              Transactions and Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet (subject to our restrictions on frequent transfers). To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

                              TAX CONSIDERATIONS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

   IN GENERAL. The death benefit under a Policy should generally be excludible from the gross income of the beneficiary for Federal income tax purposes. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director, or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

   Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

   MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

   If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

      (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

   Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

   Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

   INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

   POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

   MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a life insurance policy purchase.

   ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's Attained Age 100.

   If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

   Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

   Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   TAX CREDITS AND DEDUCTIONS. The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

GENERAL AMERICAN'S INCOME TAXES

   Under current Federal income tax law, General American is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

   Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        AMERICAN VISION SERIES VUL 2002

                                 Flexible Premium
                         Variable Life Insurance Policies

                         Supplement dated April 29, 2013
                      to the Prospectus dated April 28, 2008

   This supplement updates certain information contained in the April 28, 2008 American Vision Series VUL 2002 prospectus, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA") PROVIDES BACKGROUND INFORMATION ABOUT BROKER-DEALERS AND THEIR REGISTERED REPRESENTATIVES THROUGH FINRA BROKERCHECK. YOU MAY CONTACT THE FINRA BROKER-CHECK HOTLINE AT 1-800-289-9999, OR LOG ON TO WWW.FINRA.ORG. AN INVESTOR BROCHURE THAT INCLUDES INFORMATION DESCRIBING FINRA BROKERCHECK IS AVAILABLE THROUGH THE HOTLINE OR ON-LINE.

                                  FEE TABLES

ANNUAL ELIGIBLE FUND OPERATING EXPENSES

   The next table describes the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2012. Expenses of the Eligible Funds may be higher or lower in the future. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

                                                                                                MINIMUM MAXIMUM
                                                                                                ------- -------
Total Annual Fund Operating Expenses
(expenses that are deducted from Eligible Fund assets, including management fees, distribution
  (12b-1) fees, and other expenses)............................................................  0.28%   1.00%

   The following table describes the annual operating expenses for each Eligible Fund for the year ended December 31, 2012, before and after any applicable fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                               DISTRIBUTION ACQUIRED TOTAL FEE WAIVER NET TOTAL

                                 AND/OR               FUND FEES  ANNUAL      AND/OR     ANNUAL
                  MANAGEMENT SERVICE (12B-1)  OTHER     AND    OPERATING    EXPENSE    OPERATING
                     FEE          FEES       EXPENSES EXPENSES  EXPENSES REIMBURSEMENT EXPENSES
                  ---------- --------------- -------- -------- --------- ------------- ----------
AMERICAN FUNDS
  INSURANCE SERIES(R) --
  CLASS 2
American Funds
  Global Small
  Capitalization
  Fund...........    0.71%        0.25%        0.04%      --     1.00%         --        1.00%
American Funds
  Growth
  Fund...........    0.33%        0.25%        0.02%      --     0.60%         --        0.60%
American Funds
  Growth-
  Income
  Fund...........    0.27%        0.25%        0.02%      --     0.54%         --        0.54%
FIDELITY(R)
  VARIABLE
  INSURANCE
  PRODUCTS
  -- INITIAL
  CLASS
Equity-Income
  Portfolio......    0.46%          --         0.10%      --     0.56%         --        0.56%
MET
  INVESTORS
  SERIES
  TRUST --
  CLASS A
Clarion Global
  Real Estate
  Portfolio......    0.60%          --         0.06%      --     0.66%         --        0.66%
ClearBridge
  Aggressive
  Growth
  Portfolio......    0.61%          --         0.03%      --     0.64%         --        0.64%
Harris Oakmark
  International
  Portfolio......    0.77%          --         0.06%      --     0.83%       0.02%       0.81%
Invesco Small
  Cap Growth
  Portfolio......    0.85%          --         0.02%      --     0.87%       0.01%       0.86%
Lord Abbett
  Bond
  Debenture
  Portfolio......    0.51%          --         0.03%      --     0.54%         --        0.54%
Lord Abbett Mid
  Cap Value
  Portfolio......    0.65%          --         0.04%    0.06%    0.75%       0.00%       0.75%
MetLife
  Aggressive
  Strategy
  Portfolio......    0.09%          --         0.01%    0.72%    0.82%         --        0.82%
MFS(R)
  Research
  International
  Portfolio......    0.68%          --         0.07%      --     0.75%       0.05%       0.70%
Morgan Stanley
  Mid Cap
  Growth
  Portfolio......    0.65%          --         0.07%      --     0.72%       0.01%       0.71%
PIMCO Total
  Return
  Portfolio......    0.48%          --         0.03%      --     0.51%         --        0.51%
T. Rowe Price
  Mid Cap
  Growth
  Portfolio......    0.75%          --         0.03%      --     0.78%         --        0.78%

                                DISTRIBUTION            ACQUIRED   TOTAL    FEE WAIVER   NET TOTAL
                                   AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                    MANAGEMENT SERVICE (12B-1)  OTHER      AND   OPERATING   EXPENSE     OPERATING
                       FEE           FEES      EXPENSES EXPENSES EXPENSES  REIMBURSEMENT  EXPENSES
                    ---------- --------------- -------- -------- --------- ------------- ---------
METROPOLITAN
  SERIES FUND
Baillie Gifford
  International
  Stock
  Portfolio --
  Class A..........    0.81%          --         0.10%      --     0.91%        0.10%      0.81%
Barclays
  Aggregate Bond
  Index
  Portfolio --
  Class A..........    0.25%          --         0.04%      --     0.29%        0.01%      0.28%
BlackRock Bond
  Income
  Portfolio --
  Class A............  0.32%          --         0.04%      --     0.36%        0.00%      0.36%
BlackRock Capital
  Appreciation
  Portfolio --
  Class A..........    0.70%          --         0.03%      --     0.73%        0.01%      0.72%
BlackRock
  Diversified
  Portfolio --
  Class E............  0.46%        0.15%        0.07%      --     0.68%          --       0.68%
BlackRock Large
  Cap Value
  Portfolio --
  Class A..........    0.63%          --         0.03%      --     0.66%        0.03%      0.63%
BlackRock Money
  Market Portfolio
  --
  Class A..........    0.33%          --         0.02%      --     0.35%        0.01%      0.34%
Davis Venture
  Value Portfolio
  -- Class A.......    0.70%          --         0.03%      --     0.73%        0.05%      0.68%
Frontier Mid Cap
  Growth
  Portfolio --
  Class A..........    0.73%          --         0.05%      --     0.78%        0.02%      0.76%
Jennison Growth
  Portfolio --
  Class A..........    0.61%          --         0.03%      --     0.64%        0.07%      0.57%
Met/Artisan Mid
  Cap Value
  Portfolio --
  Class A..........    0.81%          --         0.04%      --     0.85%         --        0.85%
MetLife
  Conservative
  Allocation
  Portfolio --
  Class A..........    0.09%          --         0.02%    0.54%    0.65%        0.01%      0.64%
MetLife
  Conservative to
  Moderate
  Allocation
  Portfolio --
  Class A..........    0.07%          --         0.01%    0.58%    0.66%        0.00%      0.66%
MetLife Mid Cap
  Stock Index
  Portfolio --
  Class A..........    0.25%          --         0.07%    0.02%    0.34%        0.00%      0.34%
MetLife Moderate
  Allocation
  Portfolio --
  Class A..........    0.06%          --           --     0.63%    0.69%        0.00%      0.69%
MetLife Moderate
  to Aggressive
  Allocation
  Portfolio --
  Class A..........    0.06%          --         0.01%    0.67%    0.74%        0.00%      0.74%
MetLife Stock
  Index Portfolio
  -- Class A.......    0.25%          --         0.03%      --     0.28%        0.01%      0.27%
MFS(R) Total
  Return Portfolio
  -- Class A.......    0.55%          --         0.05%      --     0.60%         --        0.60%
MFS(R) Value
  Portfolio --
  Class A..........    0.70%          --         0.03%      --     0.73%        0.13%      0.60%
MSCI EAFE(R)
  Index Portfolio
  -- Class A.......    0.30%          --         0.11%    0.01%    0.42%        0.00%      0.42%
Neuberger Berman
  Genesis
  Portfolio --
  Class A..........    0.82%          --         0.04%      --     0.86%        0.01%      0.85%
Russell 2000(R)
  Index Portfolio
  -- Class A.......    0.25%          --         0.08%    0.09%    0.42%        0.00%      0.42%
T. Rowe Price
  Large Cap
  Growth
  Portfolio --
  Class A..........    0.60%          --         0.04%      --     0.64%        0.01%      0.63%
T. Rowe Price
  Small Cap
  Growth
  Portfolio --
  Class A..........    0.49%          --         0.06%      --     0.55%          --       0.55%
Western Asset
  Management
  U.S.
  Government
  Portfolio --
  Class A..........    0.47%          --         0.03%      --     0.50%        0.02%      0.48%

   The information shown in the table above was provided by the Eligible Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Eligible Fund's 2013 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Eligible Fund, but that the expenses of the Eligible Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Eligible Fund's board of directors or trustees, are not shown.

   Certain Eligible Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Eligible Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

   FIDELITY VARIABLE INSURANCE PRODUCTS AND THE AMERICAN FUNDS INSURANCE SERIES ARE NOT AFFILIATED WITH GENERAL AMERICAN.

                       THE COMPANY, THE SEPARATE ACCOUNT
                            AND THE ELIGIBLE FUNDS

THE ELIGIBLE FUNDS

   Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Metropolitan Series Fund, the Met Investors Series Trust, the Variable Insurance Products Fund and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds.

   The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

                                                                                     INVESTMENT
FUND                                         INVESTMENT OBJECTIVE                 ADVISER/SUBADVISER
----                                         --------------------                -------------------
AMERICAN FUNDS INSURANCE SERIES(R) --
  CLASS 2

American Funds Global Small            Seeks long-term growth of capital.     Capital Research and
  Capitalization Fund                                                         Management Company

American Funds Growth Fund             Seeks growth of capital.               Capital Research and
                                                                              Management Company

American Funds Growth-Income Fund      Seeks long-term growth of capital and  Capital Research and
                                       income.                                Management Company

FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS

Equity-Income Portfolio                Seeks reasonable income. The fund      Fidelity Management &
                                       will also consider the potential for   Research Company
                                       capital appreciation. The fund's goal  Subadviser: FMR Co., Inc.
                                       is to achieve a yield which exceeds
                                       the composite yield on the securities
                                       comprising the S&P 500(R) Index.

                                                                                     INVESTMENT
FUND                                         INVESTMENT OBJECTIVE                 ADVISER/SUBADVISER
----                                         --------------------                -------------------
MET INVESTORS SERIES TRUST -- CLASS A

Clarion Global Real        Seeks total return        MetLife Advisers, LLC
  Estate Portfolio         through investment in     Subadviser: CBRE Clarion
                           real estate securities,   Securities LLC
                           emphasizing both capital
                           appreciation and current
                           income.

ClearBridge Aggressive     Seeks capital             MetLife Advisers, LLC
  Growth Portfolio         appreciation.             Subadviser: ClearBridge
  (formerly Legg Mason                               Investments, LLC
  ClearBridge Aggressive
  Growth Portfolio)

Harris Oakmark             Seeks long-term capital   MetLife Advisers, LLC
  International Portfolio  appreciation.             Subadviser: Harris
                                                     Associates L.P.

Invesco Small Cap Growth  Seeks long-term growth     MetLife Advisers, LLC
  Portfolio               of capital.                Subadviser: Invesco
                                                     Advisers, Inc.

Lord Abbett Bond          Seeks high current         MetLife Advisers, LLC
  Debenture Portfolio     income and the             Subadviser: Lord,
                          opportunity for capital    Abbett & Co. LLC
                          appreciation to produce
                          a high total return.

Lord Abbett Mid Cap        Seeks capital             MetLife Advisers, LLC
  Value Portfolio          appreciation through      Subadviser: Lord,
                           investments, primarily    Abbett & Co. LLC
                           in equity securities,
                           which are believed to be
                           undervalued in the
                           marketplace.

MetLife Aggressive         Seeks growth of capital.  MetLife Advisers, LLC
  Strategy Portfolio

MFS(R) Research            Seeks capital             MetLife Advisers, LLC
  International Portfolio  appreciation.             Subadviser:
                                                     Massachusetts Financial
                                                     Services Company

Morgan Stanley Mid Cap     Seeks capital             MetLife Advisers, LLC
  Growth Portfolio         appreciation.             Subadviser: Morgan
                                                     Stanley Investment
                                                     Management Inc.

PIMCO Total Return         Seeks maximum total       MetLife Advisers, LLC
  Portfolio                return, consistent with   Subadviser: Pacific
                           the preservation of       Investment Management
                           capital and prudent       Company LLC
                           investment management.

T. Rowe Price Mid Cap      Seeks long-term growth    MetLife Advisers, LLC
  Growth Portfolio         of capital.               Subadviser: T. Rowe
                                                     Price Associates, Inc.

METROPOLITAN SERIES FUND   Seeks long-term growth    MetLife Advisers, LLC
  Baillie Gifford          of capital.               Subadviser: Baillie
  International Stock                                Gifford Overseas Limited
  Portfolio -- Class A

Barclays Aggregate Bond    Seeks to track the        MetLife Advisers, LLC
  Index Portfolio          performance of the        Subadviser: MetLife
  (formerly Barclays       Barclays U.S. Aggregate   Investment Management,
  Capital Aggregate Bond   Bond Index.               LLC
  Index Portfolio) --
  Class A

BlackRock Bond Income      Seeks a competitive       MetLife Advisers, LLC
  Portfolio -- Class A     total return primarily    Subadviser: BlackRock
                           from investing in fixed-  Advisors, LLC
                           income securities.

                                                          INVESTMENT
 FUND                       INVESTMENT OBJECTIVE      ADVISER/SUBADVISER
 ----                       --------------------      ------------------

BlackRock Capital          Seeks long-term growth    MetLife Advisers, LLC
  Appreciation Portfolio   of capital.               Subadviser: BlackRock
  (formerly BlackRock                                Advisors, LLC
  Legacy Large Cap Growth
  Portfolio) -- Class A

BlackRock Diversified      Seeks high total return   MetLife Advisers, LLC
  Portfolio -- Class E     while attempting to       Subadviser: BlackRock
                           limit investment risk     Advisors, LLC
                           and preserve capital.

BlackRock Large Cap        Seeks long-term growth    MetLife Advisers, LLC
  Value Portfolio --       of capital.               Subadviser: BlackRock
  Class A                                            Advisors, LLC

BlackRock Money Market     Seeks a high level of     MetLife Advisers, LLC
  Portfolio -- Class A/1/  current income            Subadviser: BlackRock
                           consistent with           Advisors, LLC
                           preservation of capital.

Davis Venture Value         Seeks growth of capital.  MetLife Advisers, LLC
  Portfolio -- Class A                                Subadviser: Davis
                                                      Selected Advisers, L.P.

Frontier Mid Cap Growth     Seeks maximum capital     MetLife Advisers, LLC
  Portfolio (formerly       appreciation.             Subadviser: Frontier
  BlackRock Aggressive                                Capital Management
  Growth Portfolio) --                                Company, LLC
  Class A/2/

Jennison Growth            Seeks long-term growth     MetLife Advisers, LLC
 Portfolio -- Class A      of capital.                Subadviser: Jennison
                                                      Associates LLC

Met/Artisan Mid Cap        Seeks long-term capital    MetLife Advisers, LLC
 Value Portfolio --        growth.                    Subadviser: Artisan
 Class A                                              Partners Limited
                                                      Partnership

MetLife Conservative       Seeks a high level of      MetLife Advisers, LLC
 Allocation Portfolio --   current income, with
 Class A                   growth of capital as a
                           secondary objective.

MetLife Conservative to    Seeks high total return    MetLife Advisers, LLC
 Moderate Allocation       in the form of income
 Portfolio -- Class A      and growth of capital,
                           with a greater emphasis
                           on income.

MetLife Mid Cap Stock      Seeks to track the         MetLife Advisers, LLC
 Index Portfolio --        performance of the         Subadviser: MetLife
 Class A                   Standard & Poor's MidCap   Investment Management,
                           400(R) Composite Stock     LLC
                           Price Index.

MetLife Moderate           Seeks a balance between    MetLife Advisers, LLC
 Allocation Portfolio --   a high level of current
 Class A                   income and growth of
                           capital, with a greater
                           emphasis on growth of
                           capital.

MetLife Moderate to        Seeks growth of capital.   MetLife Advisers, LLC
 Aggressive Allocation
 Portfolio -- Class A

MetLife Stock Index        Seeks to track the         MetLife Advisers, LLC
 Portfolio -- Class A      performance of the         Subadviser: MetLife
                           Standard & Poor's 500(R)   Investment Management,
                           Composite Stock Price      LLC
                           Index.

MFS(R) Total Return        Seeks a favorable total    MetLife Advisers, LLC
 Portfolio -- Class A      return through             Subadviser:
                           investment in a            Massachusetts Financial
                           diversified portfolio.     Services Company

MFS(R) Value Portfolio     Seeks capital              MetLife Advisers, LLC
 -- Class A                appreciation.              Subadviser:
                                                      Massachusetts Financial
                                                      Services Company

                                                           INVESTMENT
 FUND                        INVESTMENT OBJECTIVE       ADVISER/SUBADVISER
 ----                        --------------------       ------------------

MSCI EAFE(R) Index         Seeks to track the        MetLife Advisers, LLC
 Portfolio -- Class A      performance of the MSCI   Subadviser: MetLife
                           EAFE(R) Index.            Investment Management,
                                                     LLC

Neuberger Berman Genesis   Seeks high total return,  MetLife Advisers, LLC
 Portfolio -- Class A      consisting principally    Subadviser: Neuberger
                           of capital appreciation.  Berman Management LLC

Russell 2000(R) Index      Seeks to track the        MetLife Advisers, LLC
 Portfolio -- Class A      performance of the        Subadviser: MetLife
                           Russell 2000(R) Index.    Investment Management,
                                                     LLC

T. Rowe Price Large Cap    Seeks long-term growth    MetLife Advisers, LLC
 Growth Portfolio --       of capital and,           Subadviser: T. Rowe
 Class A                   secondarily, dividend     Price Associates, Inc.
                           income.

T. Rowe Price Small Cap    Seeks long-term capital   MetLife Advisers, LLC
 Growth Portfolio --       growth.                   Subadviser: T. Rowe
 Class A                                             Price Associates, Inc.

Western Asset Management   Seeks to maximize total   MetLife Advisers, LLC
 U.S. Government           return consistent with    Subadviser: Western
 Portfolio -- Class A      preservation of capital   Asset Management Company
                           and maintenance of
                           liquidity.

----------
/1/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

/2/ Prior to January 7, 2013, BlackRock Advisors LLC was the subadviser to the
    Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

    RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE
                                      OFFICE

   We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

   The Administrative Office for various Policy transactions is as follows:


         Premium Payments                       General American
                                                P.O. Box 790201
                                                St. Louis, MO 63179-0201

         Payment Inquires and Correspondence    General American
                                                P.O. Box 355
                                                Warwick, RI 02887-0355

         Beneficiary and Ownership Changes      General American
                                                P.O. Box 357
                                                Warwick, RI 02887-0357

         Surrenders, Loans, Withdrawals and     General American
         Division Transfers                     P.O. Box 356
                                                Warwick, RI 02887-0356

         Death Claims                           General American
                                                P.O. Box 356
                                                Warwick, RI 02887-0356

         All Telephone                          (800) 638-9294
         Transactions and Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet (subject to our restrictions on "market timing" transfers). To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

                                DEATH BENEFITS

DEATH PROCEEDS PAYABLE

   The following is added to this section:

   Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the date any death benefit is due and payable. For example, if the payment of a death benefit has been triggered, and after a thorough search, we are still unable to locate the beneficiary of the death benefit, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the policy owner last resided, as shown on our books and records. ("Escheatment" is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent your Policy's death benefit from being paid to the state's abandoned or unclaimed property office, it is important that you update your beneficiary designation--including complete names and complete address--if and as they change. You should contact our Administrative Office in order to make a change to your beneficiary designation. (See "Receipt of Communications and Payments at General American's Administrative Office.")

                                   TRANSFERS

RESTRICTIONS ON TRANSFERS

   RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from Policy Owners to transfer cash value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., the American Funds Global Small Capitalization Fund, Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Invesco Small Cap Growth Portfolio, Lord Abbett Bond Debenture Portfolio, MFS Research International Portfolio, Baillie Gifford International Stock Portfolio, MSCI EAFE Index Portfolio, Neuberger Berman Genesis Portfolio, Russell 2000 Index Portfolio and T. Rowe Price Small Cap Growth Portfolio--the "Monitored Portfolios") and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current cash value; and (3) two or more "round-trips" involving any Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. WE DO NOT BELIEVE THAT OTHER ELIGIBLE FUNDS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE ELIGIBLE FUNDS. We may change the Monitored Portfolios at any time without notice in our sole discretion.

   As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current frequent transfer policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current frequent transfer policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

   Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction. Transfers made under the dollar cost averaging program or the portfolio rebalancing program are not treated as transfers when we monitor the frequency of transfers.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate frequent transfers in any Eligible Fund and there are no arrangements in place to permit any Policy Owner to engage in frequent transfers; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Eligible Funds may have adopted their own policies and procedures with respect to frequent transfers in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the Eligible Funds, we have entered into a written agreement, as required by SEC regulation, with each Eligible Fund or its principal underwriter that obligates us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent transfer policies established by the Eligible Fund.

   In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Eligible Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus Policy Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Eligible Funds. If an Eligible Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in frequent trading, the Eligible Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single Policy Owner). You should read the Eligible Fund prospectuses for more details.

   RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the underlying Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Eligible Funds except where the portfolio manager of a particular underlying Eligible Fund has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some portfolio managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple Policy Owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.

                              TAX CONSIDERATIONS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

   IN GENERAL. The death benefit under a Policy should generally be excludible from the gross income of the beneficiary for Federal income tax purposes. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

   Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

   MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

   If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

      (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

   Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

   Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

   INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

   POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

   MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a life insurance policy purchase.

   ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's Attained Age 100.

   If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

   Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

   Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   TAX CREDITS AND DEDUCTIONS. The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

GENERAL AMERICAN'S INCOME TAXES

   Under current Federal income tax law, General American is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

   Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        AMERICAN VISION SERIES VUL 2002

                               Flexible Premium
                       Variable Life Insurance Policies

                        Supplement dated April 30, 2012
                    to the Prospectus dated April 28, 2008

   This supplement updates certain information contained in the April 28, 2008 American Vision Series VUL 2002 prospectus, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA") PROVIDES BACKGROUND INFORMATION ABOUT BROKER-DEALERS AND THEIR REGISTERED REPRESENTATIVES THROUGH FINRA BROKERCHECK. YOU MAY CONTACT THE FINRA BROKER-CHECK HOTLINE AT 1-800-289-9999, OR LOG ON TO WWW.FINRA.ORG. AN INVESTOR BROCHURE THAT INCLUDES INFORMATION DESCRIBING FINRA BROKERCHECK IS AVAILABLE THROUGH THE HOTLINE OR ON-LINE.

                                  FEE TABLES

ANNUAL ELIGIBLE FUND OPERATING EXPENSES

   The next table describes the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2011. Expenses of the Eligible Funds may be higher or lower in the future. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

                                                                                             MINIMUM MAXIMUM
                                                                                             ------- -------
Total Annual Fund Operating Expenses
  (expenses that are deducted from Eligible Fund assets, including
  management fees, distribution (12b-1) fees, and other expenses).................            0.27%   0.99%

   The following table describes the annual operating expenses for each Eligible Fund for the year ended December 31, 2011, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                                                                    CONTRACTUAL

                                  DISTRIBUTION             ACQUIRED   TOTAL    FEE WAIVER    NET TOTAL
                                     AND/OR                FUND FEES  ANNUAL      AND/OR      ANNUAL
                       MANAGEMENT SERVICE (12B-1)   OTHER    AND    OPERATING    EXPENSE     OPERATING
                          FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                       ---------- --------------- -------- -------- --------- -------------- ----------
AMERICAN FUNDS
  INSURANCE
  SERIES(R) --
  CLASS 2
American Funds
  Global Small
  Capitalization Fund.    0.70%       0.25%      0.04%      --     0.99%         --        0.99%
American Funds
  Growth Fund.........    0.32%       0.25%      0.02%      --     0.59%         --        0.59%
American Funds
  Growth-Income
  Fund................    0.27%       0.25%      0.01%      --     0.53%         --        0.53%
FIDELITY(R)
  VARIABLE
  INSURANCE
  PRODUCTS --
  INITIAL CLASS
Equity-Income
  Portfolio...........    0.46%         --       0.10%      --     0.56%         --        0.56%
MET INVESTORS
  SERIES TRUST --
  CLASS A
Clarion Global Real
  Estate Portfolio....    0.61%         --       0.06%      --     0.67%         --        0.67%
Harris Oakmark
  International
  Portfolio...........    0.77%         --       0.08%      --     0.85%       0.02%       0.83%
Invesco Small Cap
  Growth Portfolio....    0.85%         --       0.03%      --     0.88%       0.02%       0.86%
Lazard Mid Cap
  Portfolio...........    0.69%         --       0.06%      --     0.75%         --        0.75%
Legg Mason
  ClearBridge
  Aggressive Growth
  Portfolio...........    0.62%         --       0.03%      --     0.65%         --        0.65%
Lord Abbett Bond
  Debenture
  Portfolio...........    0.50%         --       0.04%      --     0.54%         --        0.54%
Lord Abbett Mid Cap
  Value Portfolio.....    0.67%         --       0.06%      --     0.73%       0.02%       0.71%
MetLife Aggressive
  Strategy Portfolio..    0.09%         --       0.01%    0.75%    0.85%       0.00%       0.85%
MFS(R) Research
  International
  Portfolio...........    0.68%         --       0.09%      --     0.77%       0.06%       0.71%
Morgan Stanley Mid
  Cap Growth
  Portfolio.............  0.65%         --       0.07%      --     0.72%       0.01%       0.71%
PIMCO Total Return
  Portfolio...........    0.48%         --       0.03%      --     0.51%         --        0.51%
RCM Technology
  Portfolio...........    0.88%         --       0.07%      --     0.95%         --        0.95%
T. Rowe Price Mid Cap
  Growth
  Portfolio.............  0.75%         --       0.03%      --     0.78%         --        0.78%

                                                                                CONTRACTUAL
                                    DISTRIBUTION            ACQUIRED   TOTAL    FEE WAIVER   NET TOTAL
                                       AND/OR               FUND FEES  ANNUAL     AND/OR      ANNUAL
                        MANAGEMENT SERVICE (12B-1)  OTHER     AND    OPERATING   EXPENSE     OPERATING
                           FEE          FEES       EXPENSES EXPENSES EXPENSES  REIMBURSEMENT EXPENSES
                       ----------  --------------- -------- -------- --------- -------------- ----------
METROPOLITAN
  SERIES FUND
Baillie Gifford
  International Stock
  Portfolio --
  Class A.............     0.83%          --         0.12%      --     0.95%       0.10%       0.85%
Barclays Capital
  Aggregate Bond
  Index Portfolio --
  Class A.............     0.25%          --         0.03%      --     0.28%       0.01%       0.27%
BlackRock
  Aggressive Growth
  Portfolio --
  Class A.............     0.73%          --         0.04%      --     0.77%         --        0.77%
BlackRock Bond
  Income Portfolio --
  Class A.............     0.34%          --         0.03%      --     0.37%       0.01%       0.36%
BlackRock
  Diversified
  Portfolio -- Class E     0.46%        0.15%        0.05%      --     0.66%         --        0.66%
BlackRock Large Cap
  Value Portfolio --
  Class A.............     0.63%          --         0.03%      --     0.66%       0.03%       0.63%
BlackRock Legacy
  Large Cap Growth
  Portfolio --
  Class A.............     0.71%          --         0.02%      --     0.73%       0.01%       0.72%
BlackRock Money
  Market Portfolio --
  Class A..............    0.33%          --         0.02%      --     0.35%       0.01%       0.34%
Davis Venture Value
  Portfolio --
  Class A..............    0.70%          --         0.03%      --     0.73%       0.05%       0.68%
Jennison Growth
  Portfolio --
  Class A..............    0.62%          --         0.02%      --     0.64%       0.07%       0.57%
Met/Artisan Mid Cap
  Value Portfolio --
  Class A..............    0.81%          --         0.03%      --     0.84%         --        0.84%
MetLife Conservative
  Allocation Portfolio
  -- Class A...........    0.09%          --         0.02%    0.53%    0.64%       0.01%       0.63%
MetLife Conservative
  to Moderate
  Allocation Portfolio
  -- Class A...........    0.07%          --         0.01%    0.58%    0.66%       0.00%       0.66%
MetLife Mid Cap
  Stock Index
  Portfolio --
  Class A..............    0.25%          --         0.05%    0.02%    0.32%       0.00%       0.32%
MetLife Moderate
  Allocation Portfolio
  -- Class A...........    0.06%          --           --     0.64%    0.70%       0.00%       0.70%
MetLife Moderate to
  Aggressive
  Allocation Portfolio
  -- Class A...........    0.06%          --         0.01%    0.69%    0.76%       0.00%       0.76%
MetLife Stock Index
  Portfolio --
  Class A..............    0.25%          --         0.02%      --     0.27%       0.01%       0.26%
MFS(R) Total Return
  Portfolio --
  Class A..............    0.54%          --         0.05%      --     0.59%         --        0.59%
MFS(R) Value
  Portfolio --
  Class A..............    0.70%          --         0.03%      --     0.73%       0.13%       0.60%
MSCI EAFE(R) Index
  Portfolio --
  Class A..............    0.30%          --         0.11%    0.01%    0.42%       0.00%       0.42%
Neuberger Berman
  Genesis Portfolio
  -- Class A...........    0.82%          --         0.04%      --     0.86%       0.01%       0.85%
Russell 2000(R) Index
  Portfolio --
  Class A..............    0.25%          --         0.06%    0.08%    0.39%       0.00%       0.39%
T. Rowe Price Large
  Cap Growth
  Portfolio --
  Class A..............    0.60%          --         0.04%      --     0.64%       0.01%       0.63%

     T. Rowe Price Small Cap Growth
       Portfolio -- Class A............   0.49%      --       0.06%      --       0.55%       --       0.55%
     Western Asset Management U.S.
       Government Portfolio -- Class A... 0.47%      --       0.02%      --       0.49%      0.01%      0.48%

   The Net Total Annual Operating Expenses shown in the table reflect contractual arrangements currently in effect under which the investment advisers of certain Eligible Funds have agreed to waive fees and/or pay expenses of the Eligible Funds until at least April 30, 2013. In the table, "0.00%" in the Contractual Fee Waiver and/or Expense Reimbursement column indicates that there is a contractual arrangement in effect for that Eligible Fund, but the expenses of the Eligible Fund are below the level that would trigger the waiver or reimbursement. The Net Total Annual Operating Expenses shown do not reflect voluntary waiver or expense reimbursement arrangements or arrangements that terminate prior to April 30, 2013. The Eligible Funds provided the information on their expenses, and we have not independently verified the information.

   Certain Eligible Funds that have "Acquired Fund Fees and Expenses" are "fund of funds." Each "fund of funds" invests substantially all of its assets in other portfolios. Because the Eligible Fund invests in other underlying portfolios, the Eligible Fund will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. See the Eligible Fund prospectus for more information.

   FIDELITY VARIABLE INSURANCE PRODUCTS AND THE AMERICAN FUNDS INSURANCE SERIES ARE NOT AFFILIATED WITH GENERAL AMERICAN.

                       THE COMPANY, THE SEPARATE ACCOUNT
                            AND THE ELIGIBLE FUNDS

THE ELIGIBLE FUNDS

   Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Metropolitan Series Fund, the Met Investors Series Trust, the Variable Insurance Products Fund and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds.

   The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

                                                            INVESTMENT
 FUND                         INVESTMENT OBJECTIVE       ADVISER/SUBADVISER
 ----                         --------------------       ------------------

AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2

American Funds Global        Seeks long-term growth   Capital Research and
  Small Capitalization Fund  of capital.              Management Company

American Funds Growth                                 Capital Research and
  Fund                       Seeks growth of capital. Management
                                                     Company

American Funds               Seeks long-term growth    Capital Research and
  Growth-Income Fund         of capital and income.   Management Company

FIDELITY(R) VARIABLE
 INSURANCE PRODUCTS --
 INITIAL CLASS

Equity-Income Portfolio      Seeks reasonable income.  Fidelity Management &
                             The fund will also        Research Company
                             consider the potential    Subadviser: FMR Co., Inc.
                             for capital
                             appreciation. The fund's
                             goal is to achieve a
                             yield which exceeds the
                             composite yield on the
                             securities comprising
                             the S&P 500(R) Index.

                                                            INVESTMENT
 FUND                        INVESTMENT OBJECTIVE       ADVISER/SUBADVISER
 ----                        --------------------       -------------------

MET INVESTORS SERIES TRUST -- CLASS A

Clarion Global Real Estate Portfolio   Seeks total return through investment  MetLife Advisers, LLC Subadviser:
                                       in real estate securities,             CBRE Clarion Securities LLC (formerly
                                       emphasizing both capital appreciation  ING Clarion Real Estate Securities
                                       and current income.                    LLC)

Harris Oakmark International Portfolio Seeks long-term capital appreciation.  MetLife Advisers, LLC Subadviser:
                                                                              Harris Associates L.P.

Invesco Small Cap Growth Portfolio     Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser:
                                                                              Invesco Advisers, Inc.

Lazard Mid Cap Portfolio               Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser:
                                                                              Lazard Asset Management LLC

Legg Mason ClearBridge Aggressive      Seeks capital appreciation.            MetLife Advisers, LLC Subadviser:
  Growth Portfolio                                                            ClearBridge Advisors, LLC

Lord Abbett Bond Debenture Portfolio   Seeks high current income and the      MetLife Advisers, LLC Subadviser:
                                       opportunity for capital appreciation   Lord, Abbett & Co. LLC
                                       to produce a high total return.

Lord Abbett Mid Cap Value Portfolio    Seeks capital appreciation through     MetLife Advisers, LLC Subadviser:
                                       investments, primarily in equity       Lord, Abbett & Co. LLC
                                       securities, which are believed to be
                                       undervalued in the marketplace.

MetLife Aggressive Strategy            Seeks growth of capital.               MetLife Advisers, LLC
  Portfolio

MFS(R) Research International          Seeks capital appreciation.            MetLife Advisers, LLC Subadviser:
  Portfolio                                                                   Massachusetts Financial Services
                                                                              Company

Morgan Stanley Mid Cap Growth          Seeks capital appreciation.            MetLife Advisers, LLC Subadviser:
  Portfolio                                                                   Morgan Stanley Investment Management,
                                                                              Inc.

PIMCO Total Return Portfolio           Seeks maximum total return,            MetLife Advisers, LLC Subadviser:
                                       consistent with the preservation of    Pacific Investment Management Company
                                       capital and prudent investment         LLC
                                       management.

RCM Technology Portfolio               Seeks capital appreciation; no         MetLife Advisers, LLC Subadviser: RCM
                                       consideration is given to income.      Capital Management LLC

T. Rowe Price Mid Cap Growth Portfolio Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser: T.
                                                                              Rowe Price Associates, Inc.

METROPOLITAN SERIES FUND

Baillie Gifford International Stock    Seeks long-term growth of capital.     MetLife Advisers, LLC Subadviser:
  Portfolio (formerly Artio                                                   Baillie Gifford Overseas Limited/1/
  International Stock Portfolio) --
  Class A

Barclays Capital Aggregate Bond Index  Seeks to track the performance of the  MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A                 Barclays U.S. Aggregate Bond Index.    MetLife Investment Advisors Company,
                                                                              LLC

                                                                                            INVESTMENT
FUND                                           INVESTMENT OBJECTIVE                     ADVISER/SUBADVISER
----                                           --------------------                     -------------------

BlackRock Aggressive Growth Portfolio  Seeks maximum capital appreciation.    MetLife Advisers, LLC Subadviser:
  -- Class A                                                                  BlackRock Advisors, LLC

BlackRock Bond Income Portfolio --     Seeks a competitive total return       MetLife Advisers, LLC Subadviser:
  Class A                              primarily from investing in fixed-     BlackRock Advisors, LLC
                                       income securities.

BlackRock Diversified Portfolio --     Seeks high total return while          MetLife Advisers, LLC

 Class E                   attempting to limit       Subadviser: BlackRock
                           investment risk and       Advisors, LLC
                           preserve capital.

 BlackRock Large Cap       Seeks long-term growth    MetLife Advisers, LLC
   Value Portfolio --      of capital.               Subadviser: BlackRock
   Class A                                           Advisors, LLC

 BlackRock Legacy Large    Seeks long-term growth    MetLife Advisers, LLC
   Cap Growth Portfolio -- of capital.               Subadviser: BlackRock
   Class A                                           Advisors, LLC

 BlackRock Money Market    Seeks a high level of     MetLife Advisers, LLC
   Portfolio -- Class A/2/ current income            Subadviser: BlackRock
                           consistent with           Advisors, LLC
                           preservation of capital.

 Davis Venture Value       Seeks growth of capital.  MetLife Advisers, LLC
   Portfolio -- Class A                              Subadviser: Davis
                                                     Selected Advisers,
                                                     L.P./3/

 Jennison Growth           Seeks long-term growth    MetLife Advisers, LLC
   Portfolio -- Class A    of capital.               Subadviser: Jennison
                                                     Associates LLC

 Met/Artisan Mid Cap       Seeks long-term capital   MetLife Advisers, LLC
   Value Portfolio --      growth.                   Subadviser: Artisan
   Class A                                           Partners Limited
                                                     Partnership

 MetLife Conservative      Seeks a high level of     MetLife Advisers, LLC
   Allocation Portfolio -- current income, with
   Class A                 growth of capital as a
                           secondary objective.

 MetLife Conservative to   Seeks high total return   MetLife Advisers, LLC
   Moderate Allocation     in the form of income
   Portfolio -- Class A    and growth of capital,
                           with a greater emphasis
                           on income.

 MetLife Mid Cap Stock     Seeks to track the        MetLife Advisers, LLC
   Index Portfolio --      performance of the        Subadviser: MetLife
   Class A                 Standard & Poor's MidCap  Investment Advisors
                           400(R) Composite Stock    Company, LLC
                           Price Index.

 MetLife Moderate          Seeks a balance between   MetLife Advisers, LLC
   Allocation Portfolio -- a high level of current
   Class A                 income and growth of
                           capital, with a greater
                           emphasis on growth of
                           capital.

 MetLife Moderate to       Seeks growth of capital.  MetLife Advisers, LLC
   Aggressive Allocation
   Portfolio -- Class A

 MetLife Stock Index       Seeks to track the        MetLife Advisers, LLC
   Portfolio -- Class A    performance of the        Subadviser: MetLife
                           Standard & Poor's 500(R)  Investment Advisors
                           Composite Stock Price     Company, LLC
                           Index.

 MFS(R) Total Return       Seeks a favorable total   MetLife Advisers, LLC
   Portfolio -- Class A    return through            Subadviser:
                           investment in a           Massachusetts Financial
                           diversified portfolio.    Services Company

 MFS(R) Value Portfolio    Seeks capital             MetLife Advisers, LLC
   -- Class A              appreciation.             Subadviser:
                                                     Massachusetts Financial
                                                     Services Company

                                                            INVESTMENT
 FUND                        INVESTMENT OBJECTIVE       ADVISER/SUBADVISER
 ----                        --------------------   ------------------------

 MSCI EAFE(R) Index        Seeks to track the        MetLife Advisers, LLC
   Portfolio (formerly     performance of the MSCI   Subadviser: MetLife
   Morgan Stanley EAFE(R)  EAFE(R) Index.            Investment Advisors
   Index Portfolio) --                               Company, LLC
   Class A

 Neuberger Berman Genesis  Seeks high total return,  MetLife Advisers, LLC
   Portfolio -- Class A    consisting principally    Subadviser: Neuberger
                           of capital appreciation.  Berman Management LLC

 Russell 2000(R) Index     Seeks to track the        MetLife Advisers, LLC
   Portfolio -- Class A    performance of the        Subadviser: MetLife
                           Russell 2000(R) Index.    Investment Advisors
                                                     Company, LLC

 T. Rowe Price Large Cap   Seeks long-term growth    MetLife Advisers, LLC
   Growth Portfolio --     of capital and,           Subadviser: T. Rowe
   Class A                 secondarily, dividend     Price Associates, Inc.
                           income.

 T. Rowe Price Small Cap   Seeks long-term capital   MetLife Advisers, LLC
   Growth Portfolio --     growth.                   Subadviser: T. Rowe
   Class A                                           Price Associates, Inc.

Western Asset Management   Seeks to maximize total
  U.S. Government          return consistent with
  Portfolio -- Class A     preservation of capital   MetLife Advisers, LLC
                           and maintenance of        Subadviser: Western
                           liquidity.                Asset Management Company

-----------
/1/ Prior to February 1, 2012, Artio Global Management LLC was the subadviser to the Portfolio.

/2/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

/3/ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

    RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE
                                      OFFICE

   We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

   The Administrative Office for various Policy transactions is as follows:


              Premium Payments          General American
                                        P.O. Box 790201
                                        St. Louis, MO 63179-0201

              Payment Inquires and      General American
              Correspondence            P.O. Box 355
                                        Warwick, RI 02887-0355

              Beneficiary and           General American
              Ownership Changes         P.O. Box 357
                                        Warwick, RI 02887-0357

              Surrenders, Loans,        General American
              Withdrawals and Division  P.O. Box 356
              Transfers                 Warwick, RI 02887-0356

              Death Claims              General American
                                        P.O. Box 356
                                        Warwick, RI 02887-0356

              All Telephone             (800) 638-9294
              Transactions and
              Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet (subject to our restrictions on "market timing" transfers). To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

                                   TRANSFERS

TRANSFER OPTION

   The following paragraphs in this section have been modified:

   The Eligible Funds may have adopted their own policies and procedures with respect to market timing transactions in their respective shares, and we reserve the right to enforce these policies and procedures. For example, the Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Eligible Funds, we have entered into a written agreement, as required by SEC regulation, with each Eligible Fund or its principal underwriter that obligates us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual owners, and to execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific owners who violate the frequent trading policies established by the Eligible Fund.

   In addition, owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Eligible Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their market timing policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Eligible Funds. If an Eligible Fund believes that an omnibus order reflects one or more transfer requests from owners engaged in disruptive trading activity, the Eligible Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing and disruptive trading activities (even if an entire omnibus order is rejected due to the market timing or disruptive trading activity of a single owner). You should read the Eligible Fund prospectuses for more details.

                               THE FIXED ACCOUNT

POLICY TRANSACTIONS

   The following is added to this section:

   Although we are not currently limiting transfers from the Fixed Account to the greater of 25% of the Policy's cash value in the Fixed Account or the amount of cash value transferred from the Fixed Account in the preceding Policy Year, it is important to note that if we impose this limit, it could take a number of years to fully transfer a current balance from the Fixed Account to the Sub-Accounts of the Variable Account. You should keep this in mind when considering whether an allocation of cash value to the Fixed Account is consistent with your risk tolerance and time horizon.

                              TAX CONSIDERATIONS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

   IN GENERAL. The death benefit under a Policy should generally be excludible from the gross income of the beneficiary for Federal income tax purposes. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued
August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

   Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

   MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each

Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a Modified

Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

   If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

      (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

   Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

   Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

   INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

   POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

   MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a life insurance policy purchase.

   ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   Under previous law, the estate tax applicable exclusion gradually rose to $3.5 million per person in 2009 and was repealed in 2010 with a modified carryover basis for heirs. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "2010 Act") has reinstated the estate and generation-skipping transfer taxes through the end of 2012 with lower top rates and larger exemptions. The 2010 Act raises the applicable exclusion amount to $5,000,000. The top tax rate is set at 35%. A special irrevocable election was provided for estates of decedents who died in 2010. These estates may generally choose between the reinstated estate tax and the carryover basis rules which were in effect in 2010.

   It is not known if Congress will make the temporary changes of the 2010 Act permanent, enact permanent repeal of the estate and the generation-skipping transfer taxes or otherwise modify the estate tax or generation-skipping transfer tax rules for years after 2012. Absent Congressional action, the law governing estate, gift and generation-skipping transfer taxes will revert on January 1, 2013 to the law that was in place on June 7, 2001.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's Attained Age 100.

   If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

   Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

   Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   TAX CREDITS AND DEDUCTIONS. The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

GENERAL AMERICAN'S INCOME TAXES

   Under current Federal income tax law, General American is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

   Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        AMERICAN VISION SERIES VUL 2002

                               Flexible Premium
                       Variable Life Insurance Policies

                         Supplement dated May 1, 2011
                    to the Prospectus dated April 28, 2008

   This supplement updates certain information contained in the April 28, 2008 American Vision Series VUL 2002 prospectus, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA") PROVIDES BACKGROUND INFORMATION ABOUT BROKER-DEALERS AND THEIR REGISTERED REPRESENTATIVES THROUGH FINRA BROKERCHECK. YOU MAY CONTACT THE FINRA BROKERCHECK HOTLINE AT 1-800-289-9999, OR LOG ON TO WWW.FINRA.ORG. AN INVESTOR BROCHURE THAT INCLUDES INFORMATION DESCRIBING FINRA BROKERCHECK IS AVAILABLE THROUGH THE HOTLINE OR ON-LINE.

                                  FEE TABLES

ANNUAL ELIGIBLE FUND OPERATING EXPENSES

   The next table describes the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2010. Expenses of the Eligible Funds may be higher or lower in the future. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

                                                             MINIMUM   MAXIMUM
                                                             -------   -------
Total Annual Fund Operating Expenses
(expenses that are deducted from Eligible Fund
  assets, including management fees, distribution
  (12b-1) fees, and other expenses).......................     0.27%     1.00%

   The following table describes the annual operating expenses for each Eligible Fund for the year ended December 31, 2010, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                                  DISTRIBUTION
                                     AND/OR             ACQUIRED   TOTAL    CONTRACTUAL   NET TOTAL
                                    SERVICE               FUND    ANNUAL    FEE WAIVER     ANNUAL
                       MANAGEMENT   (12B-1)     OTHER   FEES AND OPERATING AND/OR EXPENSE OPERATING
                          FEE         FEES     EXPENSES EXPENSES EXPENSES  REIMBURSEMENT  EXPENSES
                       ---------- ------------ -------- -------- --------- -------------- ---------
AMERICAN FUNDS
  INSURANCE
  SERIES(R) --
  CLASS 2
American Funds
  Global Small
  Capitalization
  Fund................    0.71%       0.25%      0.04%      --     1.00%         --        1.00%
American Funds
  Growth Fund.........    0.32%       0.25%      0.02%      --     0.59%         --        0.59%
American Funds
  Growth-Income
  Fund................    0.27%       0.25%      0.02%      --     0.54%         --        0.54%
FIDELITY(R)
  VARIABLE
  INSURANCE
  PRODUCTS --
  INITIAL CLASS
Equity-Income
  Portfolio...........    0.46%         --       0.10%      --     0.56%         --        0.56%
MET INVESTORS
  SERIES TRUST --
  CLASS A
Clarion Global Real
  Estate Portfolio....    0.62%         --       0.07%      --     0.69%         --        0.69%
Harris Oakmark
  International
  Portfolio...........    0.78%         --       0.07%      --     0.85%       0.01%       0.84%(1)
Invesco Small Cap
  Growth Portfolio....    0.85%         --       0.04%      --     0.89%       0.02%       0.87%(2)
Lazard Mid Cap
  Portfolio...........    0.69%         --       0.04%      --     0.73%         --        0.73%
Legg Mason
  ClearBridge
  Aggressive Growth
  Portfolio...........    0.64%         --       0.04%      --     0.68%         --        0.68%
Lord Abbett Bond
  Debenture
  Portfolio...........    0.50%         --       0.03%      --     0.53%         --        0.53%
MetLife Aggressive
  Strategy Portfolio..    0.09%         --       0.02%    0.74%    0.85%       0.01%       0.84%(3)
MFS(R) Research
  International
  Portfolio...........    0.69%         --       0.09%      --     0.78%       0.03%       0.75%(4)
Morgan Stanley Mid
  Cap Growth
  Portfolio...........    0.66%         --       0.14%      --     0.80%       0.02%       0.78%(5)
Oppenheimer Capital
  Appreciation
  Portfolio...........    0.60%         --       0.06%      --     0.66%         --        0.66%
PIMCO Total Return
  Portfolio...........    0.48%         --       0.03%      --     0.51%         --        0.51%
RCM Technology
  Portfolio...........    0.88%         --       0.09%      --     0.97%         --        0.97%
T. Rowe Price Mid Cap
  Growth Portfolio....    0.75%         --       0.04%      --     0.79%         --        0.79%
METROPOLITAN
  SERIES FUND, INC.
Artio International
  Stock Portfolio --
  Class A.............    0.82%         --       0.12%    0.02%    0.96%       0.05%       0.91%(6)
Barclays Capital
  Aggregate Bond
  Index Portfolio --
  Class A.............    0.25%         --       0.03%      --     0.28%       0.01%       0.27%(7)
BlackRock Aggressive
  Growth Portfolio --
  Class A.............    0.73%         --       0.04%      --     0.77%         --        0.77%
BlackRock Bond
  Income Portfolio --
  Class A.............    0.37%         --       0.03%      --     0.40%       0.03%       0.37%(8)

                                   DISTRIBUTION
                                      AND/OR             ACQUIRED    TOTAL    CONTRACTUAL   NET TOTAL
                                     SERVICE             FUND FEES  ANNUAL     FEE WAIVER    ANNUAL
                        MANAGEMENT   (12B-1)     OTHER     AND     OPERATING AND/OR EXPENSE OPERATING
                           FEE         FEES     EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT  EXPENSES
                        ---------- ------------ -------- --------  --------- -------------- ---------
BlackRock Diversified
  Portfolio --
  Class E..............    0.46%       0.15%      0.04%      --     0.65%          --        0.65%
BlackRock Large Cap
  Value Portfolio --
  Class A..............    0.63%         --       0.02%      --     0.65%        0.03%       0.62%(9)
BlackRock Legacy
  Large Cap Growth
  Portfolio --
  Class A..............    0.73%         --       0.04%      --     0.77%        0.02%       0.75%(10)
BlackRock Money
  Market Portfolio --
  Class A..............    0.32%         --       0.02%      --     0.34%        0.01%       0.33%(11)
Davis Venture Value
  Portfolio --
  Class A..............    0.70%         --       0.03%      --     0.73%        0.05%       0.68%(12)
Met/Artisan Mid Cap
  Value Portfolio --
  Class A..............    0.81%         --       0.03%      --     0.84%          --        0.84%
MetLife Conservative
  Allocation Portfolio
  -- Class A...........    0.10%         --       0.01%    0.55%    0.66%        0.01%       0.65%(13)
MetLife Conservative
  to Moderate
  Allocation Portfolio
  -- Class A...........    0.08%         --       0.02%    0.61%    0.71%          --        0.71%
MetLife Mid Cap
  Stock Index
  Portfolio --
  Class A..............    0.25%         --       0.06%    0.01%    0.32%          --        0.32%
MetLife Moderate
  Allocation Portfolio
  -- Class A...........    0.06%         --         --     0.66%    0.72%          --        0.72%
MetLife Moderate to
  Aggressive
  Allocation Portfolio
  -- Class A...........    0.06%         --       0.01%    0.71%    0.78%          --        0.78%

MetLife Stock
  Index Portfolio --
  Class A.............    0.25%         --       0.02%      --     0.27%       0.01%       0.26%(7)
MFS(R) Total Return
  Portfolio --
  Class A.............    0.54%         --       0.04%      --     0.58%         --        0.58%
MFS(R) Value
  Portfolio --
  Class A.............    0.71%         --       0.02%      --     0.73%       0.11%       0.62%(14)
Morgan Stanley
  EAFE(R) Index
  Portfolio --
  Class A.............    0.30%         --       0.11%    0.01%    0.42%         --        0.42%
Neuberger Berman
  Genesis
  Portfolio --
  Class A.............    0.83%         --       0.06%      --     0.89%       0.02%       0.87%(15)
Neuberger Berman
  Mid Cap Value
  Portfolio --
  Class A.............    0.65%         --       0.05%      --     0.70%         --        0.70%
Russell 2000(R)
  Index Portfolio --
  Class A.............    0.25%         --       0.07%    0.01%    0.33%         --        0.33%
T. Rowe Price
  Large Cap Growth
  Portfolio --
  Class A.............    0.60%         --       0.04%      --     0.64%         --        0.64%
T. Rowe Price
  Small Cap Growth
  Portfolio --
  Class A.............    0.50%         --       0.07%      --     0.57%         --        0.57%
Western Asset
  Management U.S.
  Government
  Portfolio --
  Class A.............    0.47%         --       0.03%      --     0.50%       0.01%       0.49%(16)

--------
(1)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.725% of the Portfolio's average daily net assets exceeding $1 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

(2)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.83% of the Portfolio's average daily net assets from $250 million to $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

(3)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 to April 30, 2012, to limit its fee and to reimburse expenses to the extent necessary to limit net operating expenses to 0.10%, excluding 12b-1 fees and acquired fund fees and expenses. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

(4)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.55% of the Portfolio's average daily net assets exceeding $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

(5)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% of the first $500 million of the Portfolio's average daily net assets plus 0.625% of such assets over $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

(6)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.78% for the first $900 million of the Portfolio's average daily net assets, 0.75% for the next $100 million, 0.725% for the next $500 million and 0.70% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(7)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.245% for the amounts over $500 million but less than $1 billion, 0.24% for the next $1 billion and 0.235% on amounts over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(8)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.37% for the first $1 billion of the Portfolio's average daily net assets, 0.325% for the next $2.4 billion and 0.25% on amounts over $3.4 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(9)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.68% for the first $250 million of the Portfolio's average daily net assets, 0.625% for the next $500 million, 0.60% for the next $250 million and 0.55% on amounts over $1 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(10)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.705% for the amounts over $300 million but less than $1 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(11)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the first $1 billion of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(12)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion and 0.625% on amounts over $4.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(13)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit net operating expenses of the Portfolio's Class A shares to 0.10% of average daily net assets. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(14)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(15)MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.825% for the first $500 million of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(16)Metlife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.50% for the amounts over $200 million but less than $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

Certain Portfolios that have "Acquired Fund Fees and Expenses" are "fund of funds." Each "fund of funds" Portfolio invests substantially all of its assets in other portfolios. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. See the Portfolio's prospectus for more information.

   The fee and expense information regarding the Eligible Funds was provided by those Eligible Funds. Fidelity Variable Insurance Products and the American Funds Insurance Series are not affiliated with General American.

                       THE COMPANY, THE SEPARATE ACCOUNT
                            AND THE ELIGIBLE FUNDS

THE ELIGIBLE FUNDS

   Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Metropolitan Series Fund, Inc., the Met Investors Series Trust, the Variable Insurance Products Fund and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds.

   The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

FUND                                              INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
----                                              --------------------                  -----------------------------

AMERICAN FUNDS INSURANCE
SERIES(R) -- CLASS 2

American Funds Global Small             Seeks long-term growth of capital.          Capital Research and Management
  Capitalization Fund                                                               Company

American Funds Growth Fund              Seeks growth of capital.                    Capital Research and Management
                                                                                    Company

American Funds Growth-Income Fund       Seeks long-term growth of capital and       Capital Research and Management
                                        income.                                     Company

FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS

Equity-Income Portfolio                 Seeks reasonable income. The fund will      Fidelity Management & Research
                                        also consider the potential for capital     Company Subadviser: FMR Co., Inc.
                                        appreciation. The fund's goal is to
                                        achieve a yield which exceeds the
                                        composite yield on the securities
                                        comprising the Standard & Poor's 500(R)
                                        Index (S&P 500(R)).

MET INVESTORS SERIES TRUST --
  CLASS A

Clarion Global Real Estate Portfolio    Seeks total return through investment in    MetLife Advisers, LLC Subadviser: ING
                                        real estate securities, emphasizing both    Clarion Real Estate Securities LLC
                                        capital appreciation and current income.

FUND                                              INVESTMENT OBJECTIVE                   INVESTMENT ADVISER/SUBADVISER
----                                              --------------------                   -----------------------------

Harris Oakmark International            Seeks long-term capital appreciation.       MetLife Advisers, LLC Subadviser:
  Portfolio                                                                         Harris Associates L.P.

Invesco Small Cap Growth Portfolio      Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser:
                                                                                    Invesco Advisers, Inc.

Lazard Mid Cap Portfolio                Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser:
                                                                                    Lazard Asset Management LLC

Legg Mason ClearBridge Aggressive       Seeks capital appreciation.                 MetLife Advisers, LLC Subadviser:
  Growth Portfolio                                                                  ClearBridge Advisors, LLC

Lord Abbett Bond Debenture Portfolio    Seeks high current income and the           MetLife Advisers, LLC Subadviser: Lord,
                                        opportunity for capital appreciation        Abbett & Co. LLC
                                        to produce a high total return.

MetLife Aggressive Strategy             Seeks growth of capital.                    MetLife Advisers, LLC
  Portfolio

MFS(R) Research International           Seeks capital appreciation.                 MetLife Advisers, LLC Subadviser:
  Portfolio                                                                         Massachusetts Financial Services
                                                                                    Company

Morgan Stanley Mid Cap Growth           Seeks capital appreciation.                 MetLife Advisers, LLC Subadviser:
  Portfolio                                                                         Morgan Stanley Investment Management,
                                                                                    Inc.

Oppenheimer Capital                     Seeks capital appreciation.                 MetLife Advisers, LLC

Appreciation Portfolio                                                              Subadviser: OppenheimerFunds, Inc.

PIMCO Total Return Portfolio            Seeks maximum total return, consistent      MetLife Advisers, LLC Subadviser:
                                        with the preservation of capital and        Pacific Investment Management
                                        prudent investment management.              Company LLC

RCM Technology Portfolio                Seeks capital appreciation; no              MetLife Advisers, LLC Subadviser: RCM
                                        consideration is given to income.           Capital Management LLC

T. Rowe Price Mid Cap Growth            Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser:
  Portfolio                                                                         T. Rowe Price Associates, Inc.

METROPOLITAN SERIES FUND, INC.

Artio International Stock               Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser: Artio
  Portfolio -- Class A                                                              Global Management, LLC

Barclays Capital Aggregate Bond         Seeks to equal the performance of the       MetLife Advisers, LLC Subadviser:
  Index Portfolio -- Class A            Barclays Capital U.S. Aggregate Bond        MetLife Investment Advisors Company,
                                        Index.                                      LLC

BlackRock Aggressive Growth             Seeks maximum capital appreciation.         MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A                                                              BlackRock Advisors, LLC

BlackRock Bond Income Portfolio --      Seeks a competitive total return            MetLife Advisers, LLC Subadviser:
  Class A                               primarily from investing in                 BlackRock Advisors, LLC
                                        fixed-income securities.

FUND                                              INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
----                                              --------------------                  -----------------------------

BlackRock Diversified Portfolio --      Seeks high total return while attempting    MetLife Advisers, LLC Subadviser:
  Class E                               to limit investment risk and preserve       BlackRock Advisors, LLC
                                        capital.

BlackRock Large Cap Value               Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A                                                              BlackRock Advisors, LLC

BlackRock Legacy Large Cap Growth       Seeks long-term growth of capital.          MetLife Advisers, LLC Subadviser:
Portfolio -- Class A                                                                BlackRock Advisors, LLC

BlackRock Money Market Portfolio --     Seeks a high level of current income        MetLife Advisers, LLC Subadviser:
Class A(1)                              consistent with preservation of capital.    BlackRock Advisors, LLC

Davis Venture Value Portfolio --        Seeks growth of capital.                    MetLife Advisers, LLC Subadviser:
  Class A                                                                           Davis Selected Advisers, L.P.(2)

Met/Artisan Mid Cap Value               Seeks long-term capital growth.             MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A                                                              Artisan Partners Limited Partnership

MetLife Conservative Allocation         Seeks a high level of current income,       MetLife Advisers, LLC
  Portfolio -- Class A                  with growth of capital as a secondary
                                        objective.

MetLife Conservative to Moderate        Seeks high total return in the form of      MetLife Advisers, LLC
Allocation Portfolio -- Class A         income and growth of capital, with a
                                        greater emphasis on income.

MetLife Mid Cap Stock Index             Seeks to equal the performance of the       MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A                  Standard & Poor's MidCap 400(R)             MetLife Investment Advisors Company,
                                        Composite Stock Price Index.                LLC

MetLife Moderate Allocation             Seeks a balance between a high level of     MetLife Advisers, LLC
  Portfolio -- Class A                  current income and growth of capital,
                                        with a greater emphasis on growth of

                                        capital.

MetLife Moderate to Aggressive          Seeks growth of capital.                    MetLife Advisers, LLC
  Allocation Portfolio -- Class A

MetLife Stock Index Portfolio --        Seeks to equal the performance of the       MetLife Advisers, LLC Subadviser:
  Class A                               Standard & Poor's 500(R) Composite          MetLife Investment Advisors Company,
                                        Stock Price Index.                          LLC

MFS(R) Total Return Portfolio --        Seeks a favorable total return through      MetLife Advisers, LLC Subadviser:
  Class A                               investment in a diversified portfolio.      Massachusetts Financial Services
                                                                                    Company

MFS(R) Value Portfolio -- Class A       Seeks capital appreciation.                 MetLife Advisers, LLC Subadviser:
                                                                                    Massachusetts Financial Services
                                                                                    Company

Morgan Stanley EAFE(R) Index            Seeks to equal the performance of the       MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A                  MSCI EAFE(R) Index.                         MetLife Investment Advisors Company,
                                                                                    LLC

FUND                                             INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUBADVISER
----                                             --------------------               -----------------------------

Neuberger Berman Genesis                Seeks high total return, consisting         MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A                  principally of capital appreciation.        Neuberger Berman Management LLC

Neuberger Berman Mid Cap Value          Seeks capital growth.                       MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A                                                              Neuberger Berman Management LLC

Russell 2000(R) Index Portfolio --      Seeks to equal the performance of the       MetLife Advisers, LLC Subadviser:
  Class A                               Russell 2000(R) Index.                      MetLife Investment Advisors Company,
                                                                                    LLC

T. Rowe Price Large Cap Growth          Seeks long-term growth of capital and,      MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A                  secondarily, dividend income.               T. Rowe Price Associates, Inc.

T. Rowe Price Small Cap Growth          Seeks long-term capital growth.             MetLife Advisers, LLC Subadviser:
  Portfolio -- Class A                                                              T. Rowe Price Associates, Inc.

Western Asset Management U.S.           Seeks to maximize total return consistent   MetLife Advisers, LLC Subadviser:
Government Portfolio -- Class A         with preservation of capital and            Western Asset Management Company
                                        maintenance of liquidity.

--------
(1) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
(2) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE
                                      OFFICE

   We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange -- even if due to our delay (such as a delay in answering your telephone call).

   The Administrative Office for various Policy transactions is as follows:

Premium Payments                       General American
                                       P.O. Box 790201
                                       St. Louis, MO 63179-0201

Payment Inquires and                   General American
Correspondence                         P.O. Box 355
                                       Warwick, RI 02887-0355

Beneficiary and Ownership Changes      General American
                                       P.O. Box 357
                                       Warwick, RI 02887-0357

Surrenders, Loans, Withdrawals and     General American
Division Transfers                     P.O. Box 356
                                       Warwick, RI 02887-0356

Death Claims                           General American
                                       P.O. Box 356
                                       Warwick, RI 02887-0356

All Telephone                          (800) 638-9294
Transactions and Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet (subject to our restrictions on "market timing" transfers). To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

                              TAX CONSIDERATIONS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

   IN GENERAL. We believe that the death benefit under a Policy should generally be excludible from the gross income of the beneficiary to the extent provided in section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

   Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

   MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

   If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

      (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

   Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

   Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

   INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

   POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

   MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a life insurance policy purchase.

   ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   Under previous law, the estate tax applicable exclusion gradually rose to $3.5 million per person in 2009 and was repealed in 2010 with a modified carryover basis for heirs. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "2010 Act") has reinstated the estate and generation-skipping transfer taxes through the end of 2012 with lower top rates and larger exemptions. The 2010 Act raises the applicable exclusion amount to $5,000,000. The top tax rate is set at 35%. A special irrevocable election was provided for estates of decedents who died in 2010. These estates may generally choose between the reinstated estate tax and the carryover basis rules which were in effect in 2010.

   It is not known if Congress will make the temporary changes of the 2010 Act permanent, enact permanent repeal of the estate and the generation-skipping transfer taxes or otherwise modify the estate tax or generation-skipping transfer tax rules for years after 2012.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's Attained Age 100.

   If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

   Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

   Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   TAX CREDITS AND DEDUCTIONS. The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

GENERAL AMERICAN'S INCOME TAXES

   Under current Federal income tax law, General American is not taxed on the

Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

   Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        AMERICAN VISION SERIES VUL 2002

                               Flexible Premium
                       Variable Life Insurance Policies

                         Supplement dated May 1, 2010

                    to the Prospectus dated April 28, 2008

   This supplement updates certain information contained in the April 28, 2008 prospectus for the American Vision Series VUL 2002 variable life insurance policy. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA") PROVIDES BACKGROUND INFORMATION ABOUT BROKER-DEALERS AND THEIR REGISTERED REPRESENTATIVES THROUGH FINRA BROKERCHECK. YOU MAY CONTACT THE FINRA BROKERCHECK HOTLINE AT 1-800-289-9999, OR LOG ON TO WWW.FINRA.ORG. AN INVESTOR BROCHURE THAT INCLUDES INFORMATION DESCRIBING FINRA BROKERCHECK IS AVAILABLE THROUGH THE HOTLINE OR ON-LINE.

                                  FEE TABLES

ANNUAL ELIGIBLE FUND OPERATING EXPENSES

   The next table describes the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2009. Expenses of the Eligible Funds may be higher or lower in the future. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

                                                                      MINIMUM     MAXIMUM
                                                                      -------     -------
Total Annual Fund Operating Expenses
(expenses that are deducted from Eligible Fund assets, including
  management fees, distribution (12b-1) fees, and other expenses).....  0.28%       1.01%

   The following table describes the annual operating expenses for each Eligible Fund for the year ended December 31, 2009, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                                 DISTRIBUTION           ACQUIRED    TOTAL    CONTRACTUAL   NET TOTAL
                                    AND/OR              FUND FEES  ANNUAL     FEE WAIVER     ANNUAL
                     MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
                        FEE          FEES      EXPENSES EXPENSES* EXPENSES  REIMBURSEMENT  EXPENSES**
                     ---------- -------------- -------- --------- --------- -------------- ----------
METROPOLITAN
  SERIES FUND,
  INC.
Artio International
  Stock Portfolio
  -- Class A........    0.83%          --        0.13%    0.03%     0.99%        0.03%        0.96%(1)
Barclays Capital
  Aggregate Bond
  Index Portfolio
  -- Class A........    0.25%          --        0.05%      --      0.30%        0.01%        0.29%(2)
BlackRock
  Aggressive
  Growth
  Portfolio --
  Class A...........    0.73%          --        0.06%      --      0.79%          --         0.79%
BlackRock Bond
  Income
  Portfolio --
  Class A...........    0.38%          --        0.05%      --      0.43%        0.03%        0.40%(3)
BlackRock
  Diversified
  Portfolio --
  Class E...........    0.46%        0.15%       0.06%      --      0.67%          --         0.67%
BlackRock Large
  Cap Value.........
Portfolio --
  Class A...........    0.64%          --        0.03%      --      0.67%          --         0.67%
BlackRock Legacy
  Large Cap
  Growth
  Portfolio --
  Class A...........    0.73%          --        0.10%      --      0.83%        0.01%        0.82%(4)
BlackRock Money
  Market Portfolio --
  Class A........       0.32%          --        0.02%      --      0.34%        0.01%        0.33%(5)
Davis Venture
  Value Portfolio --
  Class A........       0.71%          --        0.03%      --      0.74%        0.05%        0.69%(6)
Met/Artisan Mid
  Cap Value
  Portfolio --
  Class A...........    0.82%          --        0.05%      --      0.87%          --         0.87%(7)
MetLife Mid Cap
  Stock Index
  Portfolio --
  Class A...........    0.25%          --        0.10%    0.01%     0.36%        0.01%        0.35%(2)
MetLife Stock
  Index Portfolio
  -- Class A........    0.25%          --        0.03%      --      0.28%        0.01%        0.27%(2)
MFS(R) Total
  Return Portfolio--
  Class A........       0.54%          --        0.06%      --      0.60%          --         0.60%
MFS(R) Value
  Portfolio --
  Class A...........    0.71%          --        0.03%      --      0.74%        0.08%        0.66%(8)
Morgan Stanley
  EAFE(R) Index
  Portfolio --
  Class A...........    0.30%          --        0.14%    0.01%     0.45%        0.01%        0.44%(9)
Neuberger Berman
  Genesis
  Portfolio --
  Class A...........    0.85%          --        0.09%      --      0.94%        0.03%        0.91%(10)
Neuberger Berman
  Mid Cap Value
  Portfolio --
  Class A...........    0.65%          --        0.07%      --      0.72%          --         0.72%
Russell 2000(R)
  Index Portfolio --
  Class A........       0.25%          --        0.10%      --      0.35%        0.01%        0.34%(2)
T. Rowe Price
  Large Cap
  Growth
  Portfolio --
  Class A...........    0.60%          --        0.07%      --      0.67%          --         0.67%

                            DISTRIBUTION           ACQUIRED    TOTAL    CONTRACTUAL   NET TOTAL
                               AND/OR              FUND FEES  ANNUAL     FEE WAIVER     ANNUAL
                MANAGEMENT SERVICE(12B-1)  OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
                   FEE          FEES      EXPENSES EXPENSES* EXPENSES  REIMBURSEMENT  EXPENSES**
                ---------- -------------- -------- --------- --------- -------------- ----------
T. Rowe
  Price
  Small Cap
  Growth
  Portfolio --
  Class A......    0.51%         --         0.11%      --      0.62%          --         0.62%
Western
  Asset
  Management
  U.S.
  Government
  Portfolio --
  Class A.......   0.48%         --         0.04%      --      0.52%        0.01%        0.51%(11)
MetLife
  Conservative
  Allocation
  Portfolio --
  Class A......    0.10%         --         0.02%    0.58%     0.70%        0.02%        0.68%(12)
MetLife
  Conservative
  to
  Moderate
  Allocation
  Portfolio --
  Class A.......  0.09%         --         0.01%    0.63%     0.73%          --         0.73%(13)
MetLife
  Moderate
  Allocation

   Portfolio -- Class A........................................ 0.07%   --    --  0.67% 0.74%   --  0.74%(13)
MetLife Moderate to Aggressive Allocation Portfolio -- Class A  0.07%   --    --  0.71% 0.78%   --  0.78%(13)
MetLife Aggressive Allocation Portfolio -- Class A............  0.10%   --  0.04% 0.74% 0.88% 0.04% 0.84%(12)
MET INVESTORS SERIES TRUST -- CLASS A
Clarion Global Real Estate Portfolio..........................  0.64%   --  0.09%   --  0.73%   --  0.73%
Harris Oakmark International Portfolio........................  0.79%   --  0.05%   --  0.84%   --  0.84%
Invesco Small Cap Growth Portfolio............................  0.86%   --  0.04%   --  0.90%   --  0.90%
Lazard Mid Cap Portfolio......................................  0.70%   --  0.04%   --  0.74%   --  0.74%
Legg Mason ClearBridge Aggressive Growth Portfolio............  0.64%   --  0.03%   --  0.67%   --  0.67%
Lord Abbett Bond Debenture Portfolio..........................  0.51%   --  0.04%   --  0.55%   --  0.55%
MFS(R) Research International Portfolio.......................  0.71%   --  0.10%   --  0.81%   --  0.81%
Morgan Stanley Mid Cap Growth Portfolio.......................  0.70%   --  0.20%   --  0.90%   --  0.90%
Oppenheimer Capital Appreciation Portfolio....................  0.60%   --  0.07%   --  0.67%   --  0.67%
PIMCO Total Return Portfolio................................... 0.48%   --  0.04%   --  0.52%   --  0.52%
RCM Technology Portfolio....................................... 0.88%   --  0.08%   --  0.96%   --  0.96%
T. Rowe Price Mid Cap Growth Portfolio......................... 0.75%   --  0.04%   --  0.79%   --  0.79%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio........................................ 0.46%   --  0.12%   --  0.58%   --  0.58%
AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
American Funds Global Small Capitalization Fund................ 0.72% 0.25% 0.04%   --  1.01%   --  1.01%
American Funds Growth Fund..................................... 0.33% 0.25% 0.02%   --  0.60%   --  0.60%
American Funds Growth-Income Fund.............................. 0.28% 0.25% 0.01%   --  0.54%   --  0.54%

--------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

    (1) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.81% for the first
        $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.

    (2) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to 0.243%.

    (3) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.37% for the first
        $1 billion of the Portfolio's average daily net assets, 0.325% for amounts over $1 billion but less than $3.4 billion and 0.25% on amounts over $3.4 billion.

    (4) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.705% for amounts over $300 million but less than $1 billion.

    (5) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the first
        $1 billion of the Portfolio's average daily net assets. Other Expenses do not reflect fees of 0.03% paid in connection with the U.S. Treasury Temporary Guarantee Program for Money Market Funds.

    (6) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first
        $50 million of the Portfolio's average daily net assets and 0.70% for the next $450 million and 0.65% for the next $4 billion and 0.625% for amounts over $4.5 billion.

    (7) Pursuant to an amended advisory agreement, management fees have been restated to reflect current fees as if they were in effect during the entire fiscal year ended December 31, 2009.

    (8) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.65% for the first
        $1.25 billion of the Portfolio's average daily net assets and 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.

    (9) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to 0.293%.

   (10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.825% for the first $500 million of the Portfolio's average daily net assets.

   (11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.50% for amounts over $200 million but less than $500 million.

   (12) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to waive fees or pay all expenses so as to limit total annual operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% of the average daily net assets of the Class A shares, 0.35% of the average daily net assets of the Class B shares and 0.25% of the average daily net assets of the Class E shares.

   (13) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.

   The fee and expense information regarding the Eligible Funds was provided by those Eligible Funds. Fidelity Variable Insurance Products and the American Funds Insurance Series are not affiliated with General American.

                       THE COMPANY, THE SEPARATE ACCOUNT
                            AND THE ELIGIBLE FUNDS

THE ELIGIBLE FUNDS

   Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Metropolitan Series Fund, Inc., the Met Investors Series Trust, the Variable

   Insurance Products Fund and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds.

   The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

 METROPOLITAN SERIES FUND, INC.         ADVISER: METLIFE ADVISERS, LLC

FUND                                SUB-ADVISER                  INVESTMENT OBJECTIVE
----                                -----------                  --------------------
Artio International       Artio Global Management LLC       Long-term growth of capital.
Stock Portfolio

Barclays Capital          MetLife Investment Advisors       To equal the performance of the
Aggregate Bond Index      Company, LLC                      Barclays Capital U.S. Aggregate Bond
Portfolio                                                   Index.

BlackRock Aggressive      BlackRock Advisors, LLC           Maximum capital appreciation.
Growth Portfolio

BlackRock Bond Income     BlackRock Advisors, LLC           A competitive total return primarily
Portfolio                                                   from investing in fixed-income
                                                            securities.

BlackRock Diversified     BlackRock Advisors, LLC           High total return while attempting to
Portfolio                                                   limit investment risk and preserve
                                                            capital.

BlackRock Large Cap       BlackRock Advisors, LLC           Long-term growth of capital.
Value Portfolio

BlackRock Legacy Large    BlackRock Advisors, LLC           Long-term growth of capital.
Cap Growth Portfolio

BlackRock Money Market    BlackRock Advisors, LLC           A high level of current income
Portfolio(1)                                                consistent with preservation of
                                                            capital.

Davis Venture Value       Davis Selected Advisers, L.P.(2)  Growth of capital.
Portfolio

Met/Artisan Mid Cap       Artisan Partners Limited          Long-term capital growth.
Value Portfolio           Partnership

MetLife Mid Cap Stock     MetLife Investment Advisors       To equal the performance of the
Index Portfolio           Company, LLC                      Standard & Poor's MidCap 400
                                                            Composite Stock Price Index.

MetLife Stock Index       MetLife Investment Advisors       To equal the performance of the
Portfolio                 Company, LLC                      Standard & Poor's 500 Composite Stock
                                                            Price Index.

MFS(R) Total Return       Massachusetts Financial Services  Favorable total return through
Portfolio                 Company                           investment in a diversified portfolio.

MFS(R) Value Portfolio    Massachusetts Financial Services  Capital appreciation.
                          Company

Morgan Stanley EAFE(R)    MetLife Investment Advisors       To equal the performance of the MSCI
Index Portfolio           Company, LLC                      EAFE Index.

Neuberger Berman Genesis  Neuberger Berman Management       High total return, consisting
Portfolio (formerly       LLC(3)                            principally of capital appreciation.
BlackRock Strategic
Value Portfolio)


Neuberger Berman Mid Cap         Neuberger Berman Management  Capital growth.
Value Portfolio                  LLC

Russell 2000(R) Index Portfolio  MetLife Investment Advisors  To equal the performance of the
                                 Company, LLC                 Russell 2000 Index.

FUND                            SUB-ADVISER                 INVESTMENT OBJECTIVE
----                            -----------                 --------------------
T. Rowe Price Large Cap   T. Rowe Price             Long-term growth of capital, and
Growth Portfolio          Associates, Inc.          secondarily, dividend income.

T. Rowe Price Small Cap   T. Rowe Price             Long-term capital growth.
Growth Portfolio          Associates, Inc.

Western Asset Management  Western Asset Management  To maximize total return consistent
U.S. Government           Company                   with preservation of capital and
Portfolio                                           maintenance of liquidity.

MetLife Conservative      N/A                       A high level of current income, with
Allocation Portfolio                                growth of capital as a secondary
                                                    objective.

MetLife Conservative to   N/A                       A high total return in the form of
Moderate Allocation                                 income and growth of capital, with a
Portfolio                                           greater emphasis on income.

MetLife Moderate          N/A                       A balance between a high level of
Allocation Portfolio                                current income and growth of capital,
                                                    with a greater emphasis on growth of
                                                    capital.

MetLife Moderate to       N/A                       Growth of capital.
Aggressive Allocation
Portfolio

MetLife Aggressive        N/A                       Growth of capital.
Allocation

MET INVESTORS SERIES TRUST                          ADVISER: METLIFE ADVISERS, LLC

FUND                              SUB-ADVISER                   INVESTMENT OBJECTIVE
----                              -----------                   --------------------

Clarion Global Real       ING Clarion Real Estate       Total return through investment in
Estate Portfolio          Securities LLC                real estate securities, emphasizing
                                                        both capital appreciation and current
                                                        income.

Harris Oakmark            Harris Associates L.P.        Long-term capital appreciation.
International Portfolio

Invesco Small Cap Growth  Invesco Advisers, Inc.(4)     Long-term growth of capital.
Portfolio (formerly
Met/AIM Small Cap Growth
Portfolio)

Lazard Mid Cap Portfolio  Lazard Asset Management, LLC  Long-term growth of capital.

Legg Mason ClearBridge    ClearBridge Advisors, LLC     Capital appreciation.
Aggressive Growth
Portfolio (formerly Legg
Mason Partners
Aggressive Growth
Portfolio)

Lord Abbett Bond          Lord, Abbett & Co. LLC        High current income and the
Debenture Portfolio                                     opportunity for capital appreciation
                                                        to produce a high total return.


MFS(R) Research          Massachusetts Financial Services  Capital appreciation.
International Portfolio  Company

Oppenheimer Capital      OppenheimerFunds, Inc.            Capital appreciation.
Appreciation Portfolio

FUND                               SUB-ADVISER                    INVESTMENT OBJECTIVE
----                               -----------                    --------------------

PIMCO Total Return        Pacific Investment Management   Maximum total return, consistent with
Portfolio                 Company LLC                     the preservation of capital and
                                                          prudent investment management.

RCM Technology Portfolio  RCM Capital Management LLC      Capital appreciation; no
                                                          consideration is given to income.

T. Rowe Price Mid Cap     T. Rowe Price Associates, Inc.  Long-term growth of capital.
Growth Portfolio

FIDELITY(R) VARIABLE INSURANCE PRODUCTS ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY

 FUND                      SUB-ADVISER           INVESTMENT OBJECTIVE
 ----                      -----------           --------------------

 Equity-Income Portfolio  FMR Co., Inc.  Reasonable income. The fund will also consider the potential for capital
                                         appreciation. The fund's goal is to
                                         achieve a yield which exceeds the
                                         composite yield of securities
                                         comprising the Standard & Poor's
                                         500(SM) Index (S&P 500 (R)).

 AMERICAN FUNDS INSURANCE SERIES(R)     ADVISER: CAPITAL RESEARCH AND MANAGEMENT
 COMPANY

FUND                         SUB-ADVISER          INVESTMENT OBJECTIVE
----                         -----------          --------------------

American Funds Global Small     N/A       Long-term growth of capital.
Capitalization
Fund

American Funds Growth Fund      N/A       Growth of capital.

American Funds Growth-          N/A       Long-term growth of capital and
Income Fund                               income.

--------
(1) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.

(2)Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

(3)Prior to January 19, 2010, BlackRock Advisors, LLC was the sub-adviser to this Portfolio.

(4)Prior to January 1, 2010, the sub-adviser to the Portfolio was known as Invesco Aim Capital Management, Inc.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

  RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE
                                     OFFICE

   We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange -- even if due to our delay (such as a delay in answering your telephone call).

   The Administrative Office for various Policy transactions is as follows:

Premium Payments                       General American
                                       P.O. Box 790201
                                       St. Louis, MO 63179-0201

Payment Inquires and                   General American
Correspondence                         Remittance Processing
                                       18210 Crane Nest Drive
                                       Tampa, FL 33647

Beneficiary and Ownership              General American
Changes                                P. O. Box 357
                                       Warwick, RI 02887-0357

Surrenders, Loans,                     General American
Withdrawals and                        P.O. Box 356
Division Transfers                     Warwick, RI 02887-0356

Death Claims                           General American
                                       P.O. Box 356
                                       Warwick, RI 02887-0356

All Telephone                          (800) 638-9294
Transactions and Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet (subject to our restrictions on "market timing" transfers). To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

                                   TRANSFERS

TRANSFER OPTION

   The following paragraph is revised:

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., the Artio International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Neuberger Berman Genesis Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Invesco Small Cap Growth Portfolio, MFS Research International Portfolio, Clarion Global Real Estate Portfolio and American Funds Global Small Capitalization Fund) and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Eligible Funds, in a 12-month period there were: (1) six or more transfers involving the given category;
(2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

DOLLAR COST AVERAGING/PORTFOLIO REBALANCING

   The following is added to this section of the prospectus:

   Transfers under the Dollar Cost Averaging program will continue until you notify us to stop. Transfers will be suspended in any month in which there is insufficient cash value in the BlackRock Money Market Division, but will resume once there is sufficient cash value.

                              TAX CONSIDERATIONS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

   IN GENERAL. We believe that the death benefit under a Policy should generally be excludible from the gross income of the beneficiary to the extent provided in section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

   Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

   MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

   If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

      (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

   Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

   Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

   INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

   POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

   MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a life insurance policy purchase.

   ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011.

   During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

   In general, the estate tax has been repealed for estates of decedents dying in 2010, but is scheduled to be reinstated in 2011 with an exemption of $1 million and a maximum rate of 55%. The generation-skipping transfer (GST) tax has also been repealed for 2010, and is scheduled to return in 2011, with an exemption of $1 million, plus inflation-indexed increases.

   During the repeal of the estate tax in 2010, the basis of assets received from a decedent generally will carry over from the decedent, rather than being stepped-up to date-of-death value.

   It is not known if Congress will enact permanent repeal of the estate and GST tax or will reinstate the estate tax or GST tax for 2010, and, if so, whether the reinstatement will be made retroactive to January 1, 2010. Please consult your tax adviser.

   The complexity of the new tax law, along with uncertainty as to how it might be modified in 2010 and in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's Attained Age 100.

    If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

   Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

   Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   TAX CREDITS AND DEDUCTIONS. The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

GENERAL AMERICAN'S INCOME TAXES

   Under current Federal income tax law, General American is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

   Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        AMERICAN VISION SERIES VUL 2002

                               Flexible Premium
                       Variable Life Insurance Policies

                         Supplement dated May 1, 2009
                    to the Prospectus dated April 28, 2008

   This supplement updates certain information contained in the April 28, 2008 prospectus for the American Vision Series VUL 2002 variable life insurance policy. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA") MAINTAINS A PUBLIC DISCLOSURE PROGRAM FOR INVESTORS. AN INVESTOR BROCHURE THAT INCLUDES INFORMATION DESCRIBING THE PROGRAM IS AVAILABLE BY CALLING FINRA'S PUBLIC DISCLOSURE PROGRAM HOTLINE AT 1-800-289-9999, OR BY VISITING FINRA'S WEBSITE AT WWW.FINRA.ORG.

                                  FEE TABLES

ANNUAL ELIGIBLE FUND OPERATING EXPENSES

   The next table describes the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2008. Expenses of the Eligible Funds may be higher or lower in the future. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

                                                                                      MINIMUM MAXIMUM
                                                                                      ------- -------
Total Annual Fund Operating Expenses
  (expenses that are deducted from Eligible Fund assets, including
  management fees, distribution (12b-1) fees, and other expenses).................     0.29%   0.99%


   The following table describes the annual operating expenses for each Eligible Fund for the year ended December 31, 2008, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                                                         ACQUIRED   GROSS
                                                         FUND FEES  TOTAL    FEE WAIVERS   NET TOTAL
                               MANAGEMENT  OTHER   12B-1    AND     ANNUAL   AND EXPENSE     ANNUAL
                                  FEES    EXPENSES FEES  EXPENSES* EXPENSES REIMBURSEMENTS EXPENSES**
                               ---------- -------- ----- --------- -------- -------------- ----------
METROPOLITAN SERIES FUND,
  INC. -- CLASS A (EXCEPT AS
  NOTED)
Artio International Stock
  Portfolio...................    0.82%     0.13%    --      --      0.95%       0.03%        0.92%(1)
Barclays Capital Aggregate
  Bond Index Portfolio........    0.25%     0.04%    --      --      0.29%       0.01%        0.28%(2)
BlackRock Aggressive Growth
  Portfolio...................    0.72%     0.05%    --      --      0.77%         --         0.77%
BlackRock Bond Income
  Portfolio...................    0.38%     0.05%    --      --      0.43%       0.01%        0.42%(3)
BlackRock Diversified
  Portfolio -- Class E........    0.45%     0.04%  0.15%     --      0.64%         --         0.64%
BlackRock Large Cap Value
  Portfolio...................    0.67%     0.05%    --      --      0.72%         --         0.72%
BlackRock Legacy Large Cap
  Growth Portfolio............    0.73%     0.05%    --      --      0.78%       0.01%        0.77%(4)
BlackRock Money Market
  Portfolio...................    0.32%     0.02%    --      --      0.34%       0.01%        0.33%(5)
BlackRock Strategic Value
  Portfolio...................    0.84%     0.05%    --      --      0.89%         --         0.89%
Davis Venture Value Portfolio.    0.70%     0.03%    --      --      0.73%       0.04%        0.69%(6)
FI Mid Cap Opportunities
  Portfolio...................    0.68%     0.07%    --      --      0.75%         --         0.75%
Met/Artisan Mid Cap Value
  Portfolio...................    0.81%     0.04%    --      --      0.85%         --         0.85%
MetLife Mid Cap Stock Index
  Portfolio...................    0.25%     0.08%    --      --      0.33%       0.01%        0.32%(2)
MetLife Stock Index Portfolio.    0.25%     0.04%    --      --      0.29%       0.01%        0.28%(2)
MFS(R) Total Return Portfolio.    0.53%     0.05%    --      --      0.58%         --         0.58%
MFS(R) Value Portfolio........    0.72%     0.08%    --      --      0.80%       0.07%        0.73%(7)
Morgan Stanley EAFE(R) Index
  Portfolio...................    0.30%     0.12%    --    0.01%     0.43%       0.01%        0.42%(8)
Neuberger Berman Mid Cap
  Value Portfolio.............    0.65%     0.04%    --      --      0.69%         --         0.69%
Russell 2000(R) Index
  Portfolio...................    0.25%     0.07%    --    0.01%     0.33%       0.01%        0.32%(2)
T. Rowe Price Large Cap
  Growth Portfolio............    0.60%     0.07%    --      --      0.67%         --         0.67%
T. Rowe Price Small Cap
  Growth Portfolio............    0.51%     0.08%    --      --      0.59%         --         0.59%
Western Asset Management U.S.
  Government Portfolio........    0.48%     0.04%    --      --      0.52%         --         0.52%
MetLife Conservative
  Allocation Portfolio........    0.10%     0.02%    --    0.56%     0.68%       0.02%        0.66%(9)
MetLife Conservative to
  Moderate Allocation
  Portfolio...................    0.09%     0.01%    --    0.61%     0.71%         --         0.71%(9)
MetLife Moderate Allocation
  Portfolio...................    0.07%       --     --    0.65%     0.72%         --         0.72%(9)
MetLife Moderate to
  Aggressive Allocation
  Portfolio...................    0.07%       --     --    0.68%     0.75%         --         0.75%(9)
MetLife Aggressive Allocation
  Portfolio...................    0.10%     0.03%    --    0.72%     0.85%       0.03%        0.82%(9)

                                                              ACQUIRED   GROSS
                                                              FUND FEES  TOTAL    FEE WAIVERS   NET TOTAL
                                    MANAGEMENT  OTHER   12B-1    AND     ANNUAL   AND EXPENSE     ANNUAL
                                       FEES    EXPENSES FEES  EXPENSES* EXPENSES REIMBURSEMENTS EXPENSES**
                                    ---------- -------- ----- --------- -------- -------------- ----------
MET INVESTORS SERIES TRUST --
  CLASS A
Clarion Global Real Estate
  Portfolio........................    0.63%     0.06%   --      --       0.69%        --          0.69%
Harris Oakmark International
  Portfolio........................    0.78%     0.07%   --      --       0.85%        --          0.85%

Lazard Mid Cap Portfolio.................................     0.69%    0.05%      --     --     0.74%    --     0.74%(10)
Legg Mason Partners Aggressive Growth Portfolio..........     0.63%    0.02%      --     --     0.65%    --     0.65%
Lord Abbett Bond Debenture Portfolio.....................     0.50%    0.03%      --     --     0.53%    --     0.53%
Met/AIM Small Cap Growth Portfolio.......................     0.86%    0.03%      --     --     0.89%    --     0.89%
MFS(R) Research International Portfolio..................     0.70%    0.07%      --     --     0.77%    --     0.77%
Oppenheimer Capital Appreciation Portfolio...............     0.59%    0.03%      --     --     0.62%    --     0.62%
PIMCO Total Return Portfolio.............................     0.48%    0.04%      --     --     0.52%    --     0.52%
RCM Technology Portfolio.................................     0.88%    0.09%      --     --     0.97%    --     0.97%
T. Rowe Price Mid Cap Growth Portfolio...................     0.75%    0.03%      --     --     0.78%    --     0.78%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio..................................     0.46%    0.11%      --     --     0.57%    --     0.57%
AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
American Funds Global Small
Capitalization Fund......................................     0.71%    0.03%    0.25%    --     0.99%    --     0.99%
American Funds Growth Fund...............................     0.32%    0.01%    0.25%    --     0.58%    --     0.58%
American Funds Growth-Income Fund........................     0.27%    0.01%    0.25%    --     0.53%    --     0.53%

-----------
 * Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

(1) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.

(2) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.243%.

(3) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the Portfolio's average daily net assets in excess of $1 billion but less than $2 billion.

(4) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.73% for the first $300 million of the Portfolio's average daily net assets and 0.705% for the next $700 million.

(5) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.

(6) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion, and 0.625% for amounts over $4.5 billion.

(7) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million, and 0.50% for amounts over $1.5 billion.

(8) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the

     Portfolio to 0.293%.

(9) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit net operating expenses of the Portfolio to 0.10% of the average daily net assets of the Class A shares, 0.35% of the average daily net assets of the Class B shares and 0.25% of the average daily net assets of the Class E shares.

(10) Other Expenses include 0.02% of deferred expense reimbursement from a prior period.

   The fee and expense information regarding the Eligible Funds was provided by those Eligible Funds. Fidelity Variable Insurance Products and the American Funds Insurance Series are not affiliated with General American.

                       THE COMPANY, THE SEPARATE ACCOUNT
                            AND THE ELIGIBLE FUNDS

THE ELIGIBLE FUNDS

   Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Metropolitan Series Fund, Inc., the Met Investors Series Trust, the Variable Insurance Products Fund and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds.

   The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

 METROPOLITAN SERIES FUND, INC.         ADVISER: METLIFE ADVISERS, LLC

FUND                               SUB-ADVISER                               INVESTMENT OBJECTIVE
----                               -----------                               ---------------------
Artio International Stock    Artio Global Management  Long-term growth of capital.
Portfolio (formerly          LLC(1)
Julius Baer International
Stock Portfolio)

Barclays Capital             MetLife Investment       To equal the performance of the Barclays Capital U.S. Aggregate
Aggregate Bond Index         Advisors Company, LLC    Bond Index.
Portfolio (formerly
Lehman Brothers
Aggregate Bond Index
Portfolio)

BlackRock Aggressive         BlackRock Advisors, LLC  Maximum capital appreciation.
Growth Portfolio

BlackRock Bond Income        BlackRock Advisors, LLC  A competitive total return primarily from investing in fixed-income
Portfolio                                             securities.

BlackRock Diversified        BlackRock Advisors, LLC  High total return while attempting to limit investment risk and
Portfolio                                             preserve capital.

FUND                              SUB-ADVISER                                  INVESTMENT OBJECTIVE
----                              -----------                                  --------------------

BlackRock Large Cap        BlackRock Advisors, LLC    Long-term growth of capital.
Value Portfolio

BlackRock Legacy Large     BlackRock Advisors, LLC    Long-term growth of capital.
Cap Growth Portfolio

BlackRock Money Market     BlackRock Advisors, LLC    A high level of current income consistent with preservation of capital.
Portfolio(2)

BlackRock Strategic Value  BlackRock Advisors, LLC    High total return, consisting principally of capital appreciation.
Portfolio

Davis Venture Value        Davis Selected Advisers,   Growth of capital.
Portfolio                  L.P.(3)

FI Mid Cap Opportunities   Pyramis Global Advisors,   Long-term growth of capital.
Portfolio                  LLC

Met/Artisan Mid Cap        Artisan Partners Limited   Long-term capital growth.
Value Portfolio            Partnership(4)
(formerly Harris
Oakmark Focused
Value Portfolio)

MetLife Mid Cap Stock      MetLife Investment         To equal the performance of the Standard & Poor's Mid Cap 400
Index Portfolio            Advisors Company, LLC      Composite Stock Price Index.

MetLife Stock Index        MetLife Investment         To equal the performance of the Standard & Poor's 500 Composite
 Portfolio                  Advisors Company, LLC      Stock Price Index.

MFS(R) Total Return        Massachusetts Financial    Favorable total return through investment in a diversified portfolio.
Portfolio                  Services Company

MFS(R) Value               Massachusetts Financial    Capital appreciation.
Portfolio                  Services Company

Morgan Stanley EAFE(R)     MetLife Investment         To equal the performance of the MSCI EAFE Index.
Index Portfolio            Advisors Company, LLC

Neuberger Berman Mid       Neuberger Berman           Capital growth.
  Cap Value Portfolio      Management LLC

Russell 2000(R) Index      MetLife Investment         To equal the return of the Russell 2000 Index.
Portfolio                  Advisors Company, LLC

T. Rowe Price Large Cap    T. Rowe Price Associates,  Long-term growth of capital, and secondarily, dividend income.
Growth Portfolio           Inc.

T. Rowe Price Small Cap    T. Rowe Price Associates,  Long-term capital growth.
Growth Portfolio           Inc.

Western Asset              Western Asset              To maximize total return consistent with preservation of capital and
Management U.S.            Management Company         maintenance of liquidity.
Government
Portfolio

MetLife Conservative       N/A                        A high level of current income, with growth of capital as a secondary
Allocation Portfolio                                  objective.

MetLife Conservative to    N/A                        A high total return in the form of income and growth of capital, with
Moderate Allocation                                   a greater emphasis on income.
Portfolio

MetLife Moderate           N/A                        A balance between a high level of current income and growth of
Allocation Portfolio                                  capital, with a greater emphasis on growth of capital.

FUND                              SUB-ADVISER                                  INVESTMENT OBJECTIVE
----                              -----------                                  --------------------

MetLife Moderate to       N/A                        Growth of capital.
Aggressive Allocation
Portfolio

MetLife Aggressive        N/A                        Growth of capital.
Allocation Portfolio

MET INVESTORS SERIES TRUST             ADVISER: METLIFE ADVISERS, LLC(5)

FUND                               SUB-ADVISER                                  INVESTMENT OBJECTIVE
----                               -----------                                  --------------------
Clarion Global Real Estate  ING Clarion Real Estate    Total return through investment in real estate securities, emphasizing
Portfolio                   Securities, L.P.           both capital appreciation and current income.

Harris Oakmark              Harris Associates L.P.     Long-term capital appreciation.
International Portfolio

Lazard Mid Cap Portfolio    Lazard Asset               Long-term growth of capital.
                            Management, LLC

Legg Mason Partners         ClearBridge Advisors,      Capital appreciation.
Aggressive Growth           LLC
Portfolio

Lord Abbett Bond            Lord, Abbett & Co. LLC     High current income and the opportunity for capital appreciation to
Debenture Portfolio                                    produce a high total return.

Met/AIM Small Cap           Invesco Aim Capital        Long-term growth of capital.
Growth Portfolio            Management, Inc.

MFS(R) Research             Massachusetts Financial    Capital appreciation
International Portfolio     Services Company

Oppenheimer Capital         OppenheimerFunds, Inc.     Capital appreciation.
Appreciation Portfolio

PIMCO Total Return          Pacific Investment         Maximum total return, consistent with the preservation of capital and
Portfolio                   Management Company         prudent investment management.
                            LLC

RCM Technology              RCM Capital Management     Capital appreciation; no consideration is given to income.
Portfolio                   LLC

T. Rowe Price Mid Cap       T. Rowe Price Associates,  Long-term growth of capital.
Growth Portfolio            Inc.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY

FUND                           SUB-ADVISER                               INVESTMENT OBJECTIVE
----                           -----------                               --------------------
Equity-Income Portfolio  FMR Co., Inc.; Fidelity  Reasonable income. The fund will also consider the potential for
                         Research & Analysis      capital appreciation. The fund's goal is to achieve a yield which
                         Company                  exceeds the composite yield of securities comprising the Standard &
                                                  Poor's 500(SM) Index (S&P 500(R)).

AMERICAN FUNDS INSURANCE SERIES(R)     ADVISER: CAPITAL RESEARCH AND MANAGEMENT
COMPANY

FUND                         SUB-ADVISER          INVESTMENT OBJECTIVE
----                         -----------          --------------------
American Funds Global Small     N/A       Capital appreciation through stocks.
Capitalization Fund

American Funds Growth Fund      N/A       Capital appreciation through stocks.

American Funds Growth-          N/A       Capital appreciation and income.
Income Fund

--------
(1) Prior to May 1, 2009, Julius Baer Investment Management LLC was the sub-adviser to the Portfolio.
(2) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.
(3) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.
(4) Prior to May 1, 2009, Harris Associates L.P., was the sub-adviser to this Portfolio.
(5) Prior to May 1, 2009, Met Investors Advisory, LLC was the adviser to the Met Investors Series Trust. Effective May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers, LLC.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

   An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an Eligible Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in the Company's role as an intermediary, with respect to the Eligible Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Eligible Fund assets. Policy Owners, through their indirect investment in the Eligible Funds, bear the costs of these advisory fees (see the Eligible Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Eligible Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Policies.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company". Our ownership interests in MetLife Adviser, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Funds. We will benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the adviser. (See "Fee Table--Eligible Funds Fees and Expenses" for information on the management fees paid by the Eligible Funds and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the adviser to the subadvisers.)

   Certain Eligible Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Eligible Fund's 12b-1 Plan, if any, is described in more detail in the Eligible Fund's prospectus. (See "Fee Table--Eligible Fund Fees and Expenses" and "Distribution of the Policies.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Eligible Fund's 12b-1 Plan decrease the Eligible Fund's investment return.

RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE
                                    OFFICE

   We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange -- even if due to our delay (such as a delay in answering your telephone call).

   The Administrative Office for various Policy transactions is as follows:

Premium Payments      General American
                      P.O. Box 790201
                      St. Louis, MO 63179-0201

Payment Inquires and  General American
Correspondence        Remittance Processing
                      18210 Crane Nest Drive
                      Tampa, FL 33647

Beneficiary and       General American
Ownership Changes     P.O. Box 990059
                      Hartford, CT 06199-0059

Surrenders, Loans,    General American
Withdrawals and       P.O. Box 990090
Division Transfers    Hartford, CT 06199-0090

Death Claims          General American
                      P.O. Box 990090
                      Hartford, CT 06199-0090

All Telephone         (800) 638-9294
Transactions and
Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet (subject to our restrictions on "market timing" transfers). To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

PAYMENT OF PROCEEDS

   The following paragraphs replace the third paragraph in this section:

   Unless otherwise requested, the Policy's death proceeds may be paid to your beneficiary through an account called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Policy surrender proceeds paid into a Total Control Account established for you.

   Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

                                   TRANSFERS

TRANSFER OPTION

   The following paragraph is revised:

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., the BlackRock Strategic Value Portfolio, Artio International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS Research International Portfolio, Clarion Global Real Estate Portfolio and American Funds Global Small Capitalization Fund) and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Eligible Funds, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

                              TAX CONSIDERATIONS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, separate accounts investing in the Eligible Funds may fail the diversification requirements of Section 817 (h) of the Internal Revenue Code of 1986. This could have adverse tax consequences for variable life insurance owners, including losing the benefit of tax deferral.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

   IN GENERAL. We believe that the death benefit under a Policy should generally be excludible from the gross income of the beneficiary to the extent provided in section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101 (j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

   Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

   MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

   If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

        (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

        (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

        (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

   DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

   Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

   Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

   INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

   POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

   MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a life insurance policy purchase.

   ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

   During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

   The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's

Attained Age 100.

   If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

   Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

   Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business-owned Policy, the provisions of Section 101 (j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264 (f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264 (f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   TAX CREDITS AND DEDUCTIONS. The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

GENERAL AMERICAN'S INCOME TAXES

   Under current Federal income tax law, General American is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

   Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   The financial statements of each of the Divisions of General American Separate Account Eleven included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

   The consolidated financial statements of General American Life Insurance Company (the "Company") included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for deferred acquisition costs, and for income taxes, as required by accounting guidance adopted on January 1, 2007, and changed its method of accounting for defined benefit pension and other postretirement plans, as required by accounting guidance adopted on December 31, 2006), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                        AMERICAN VISION SERIES VUL 2002

                     SUPPLEMENT DATED JUNE 2, 2008 TO THE
                        PROSPECTUS DATED APRIL 28, 2008

This supplement updates certain information in the prospectus for the American Vision Series VUL 2002 flexible premium variable life insurance policy.

The following paragraph replaces the corresponding paragraph under DISTRIBUTION OF THE POLICIES in the prospectus:

We and/or Distributor may also make bonus payments to selling firms in the following amounts: up to 30% of Target Premium and 1.0% of premiums paid in excess of Target Premium in Policy year 1; and 1.0% of all premiums paid thereafter.

                        AMERICAN VISION SERIES VUL 2002

                               Flexible Premium
                       Variable Life Insurance Policies

                                   Issued by

                  General American Separate Account Eleven of
                    General American Life Insurance Company
                            13045 Tesson Ferry Road
                           St. Louis, Missouri 63128

     This prospectus offers individual flexible premium variable life insurance policies (the "Policies") issued by General American Life Insurance Company ("General American").

     You allocate net premiums among the investment Divisions of General American's Separate Account Eleven (the "Separate Account"). Each Division of the Separate Account invests in shares of an Eligible Fund. The Eligible Funds are:

     Metropolitan Series Fund, Inc.

          BlackRock Aggressive Growth Portfolio
          BlackRock Bond Income Portfolio
          BlackRock Diversified Portfolio
          BlackRock Large Cap Value Portfolio
          BlackRock Legacy Large Cap Growth Portfolio
          BlackRock Money Market Portfolio
          BlackRock Strategic Value Portfolio
          Davis Venture Value Portfolio
          FI Mid Cap Opportunities Portfolio
          Harris Oakmark Focused Value Portfolio
          Julius Baer International Stock Portfolio
          Lehman Brothers(R) Aggregate Bond Index Portfolio MetLife Mid Cap Stock Index Portfolio
          MetLife Stock Index Portfolio
          MFS(R) Total Return Portfolio
          MFS(R) Value Portfolio
          Morgan Stanley EAFE(R) Index Portfolio
          Neuberger Berman Mid Cap Value Portfolio
          Russell 2000(R) Index Portfolio
          T. Rowe Price Large Cap Growth Portfolio
          T. Rowe Price Small Cap Growth Portfolio
          Western Asset Management U.S. Government Portfolio MetLife Conservative Allocation Portfolio
          MetLife Conservative to Moderate Allocation Portfolio BlackRock Aggressive Growth Portfolio
          MetLife Moderate Allocation Portfolio
          MetLife Moderate to Aggressive Allocation Portfolio MetLife Aggressive Allocation Portfolio

     Met Investors Series Trust

          Clarion Global Real Estate Portfolio
          Harris Oakmark International Portfolio
          Lazard Mid Cap Portfolio
          Legg Mason Partners Aggressive Growth Portfolio
          Lord Abbett Bond Debenture Portfolio
          Met/AIM Small Cap Growth Portfolio
          MFS(R) Research International Portfolio
          Oppenheimer Capital Appreciation Portfolio
          PIMCO Total Return Portfolio
          RCM Technology Portfolio
          T. Rowe Price Mid Cap Growth Portfolio

     Fidelity(R) Variable Insurance Products

          Equity-Income Portfolio

     American Funds Insurance Series(R)

          American Funds Global Small Capitalization Fund
          American Funds Growth Fund
          American Funds Growth-Income Fund

     You receive BlackRock Money Market Division performance until 15 days (less in some states) after we apply your initial premium payment to the Policy. Thereafter, we invest the Policy's cash value according to your instructions.

     You may also allocate net premiums to our General Account in most states. Special limits apply to General Account transfers, premium allocations and withdrawals.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

     WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR ELIGIBLE FUNDS WILL PERFORM. THE POLICIES AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

     THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. POLICIES ISSUED IN YOUR STATE MAY PROVIDE DIFFERENT FEATURES AND BENEFITS FROM, AND IMPOSE DIFFERENT COSTS THAN, THOSE DESCRIBED IN

THIS PROSPECTUS. YOUR ACTUAL POLICY AND ANY ENDORSEMENTS ARE THE CONTROLLING DOCUMENTS. YOU SHOULD READ THE POLICY CAREFULLY FOR ANY VARIATIONS IN YOUR STATE.

                                April 28, 2008

                               TABLE OF CONTENTS

SUMMARY OF BENEFITS AND RISKS........................................................  1
     Benefits of the Policy..........................................................  1
     Risks of the Policy.............................................................  3
     Risks of the Eligible Funds.....................................................  5

FEE TABLES...........................................................................  6

     Periodic Charges Other Than Eligible Fund Operating Expenses....................  7
     Annual Eligible Fund Operating Expenses......................................... 10

HOW THE POLICY WORKS................................................................. 12

     Premium Payments................................................................ 12
     Charges From Premium Payments................................................... 13
     Cash Values..................................................................... 13
     Loans........................................................................... 13
     Retirement Benefits............................................................. 14
     Death Benefit................................................................... 14
     Daily Deductions From Assets of the Separate Account............................ 14
     Beginning of Month Charges...................................................... 14
     Surrender Charge................................................................ 15
     Living Benefits................................................................. 15

THE COMPANY, THE SEPARATE ACCOUNT AND THE ELIGIBLE FUNDS............................. 15

     The Company..................................................................... 15
     The Separate Account............................................................ 15
     The Eligible Funds.............................................................. 16
     Share Classes Of The Eligible Funds............................................. 20
     Certain Payments We Receive With Regard To The Eligible Funds................... 20
     Selection of the Eligible Funds................................................. 21
     Voting Rights................................................................... 22
     Rights Reserved By General American............................................. 22

THE POLICIES......................................................................... 23

     Purchasing a Policy............................................................. 23
     Replacing Existing Insurance.................................................... 23
     Policy Owner And Beneficiary.................................................... 24
     24 Month Conversion Right....................................................... 24
     Change of Insured Person........................................................ 25

PREMIUMS............................................................................. 25

     Flexible Premiums............................................................... 25
     Amount Provided For Investment Under The Policy................................. 26
     Right To Examine Policy......................................................... 27
     Allocation Of Net Premiums...................................................... 27

RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S ADMINISTRATIVE OFFICE... 28

     Payment of Proceeds............................................................ 30

CASH VALUE.......................................................................... 31

DEATH BENEFITS...................................................................... 32

     Death Proceeds Payable......................................................... 34
     Change in Death Benefit Option................................................. 34
     Increase In Face Amount........................................................ 35
     Reduction in Face Amount....................................................... 35

SURRENDERS AND PARTIAL WITHDRAWALS.................................................. 36

     Surrender...................................................................... 36
     Partial Withdrawal............................................................. 36

TRANSFERS........................................................................... 38

     Transfer Option................................................................ 38
     Dollar Cost Averaging/Portfolio Rebalancing.................................... 41

LOANS............................................................................... 41

LAPSE AND REINSTATEMENT............................................................. 43

     Lapse.......................................................................... 43
     Reinstatement.................................................................. 44

ADDITIONAL BENEFITS BY RIDER........................................................ 45

THE GENERAL ACCOUNT................................................................. 46

     General Description............................................................ 46
     Values and Benefits............................................................ 46
     Policy Transactions............................................................ 47

CHARGES............................................................................. 48

     Deductions From Premiums....................................................... 48
     Surrender Charge............................................................... 49
     Partial Withdrawal Charge...................................................... 51
     Transfer Charge................................................................ 51
     Monthly Deduction From Cash Value.............................................. 51
     Loan Interest Spread........................................................... 54
     Charges Against The Eligible Funds And The Divisions Of The Separate Account... 54

TAX CONSIDERATIONS.................................................................. 55

     Introduction................................................................... 55
     Tax Status of the Policy....................................................... 55
     Tax Treatment of Policy Benefits............................................... 56
     General American's Income Taxes................................................ 61

DISTRIBUTION OF THE POLICIES........................................................ 61

LEGAL PROCEEDINGS................................................................... 64

RESTRICTIONS ON FINANCIAL TRANSACTIONS.............................................. 64

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................................  64

FINANCIAL STATEMENTS................................................................  65

GLOSSARY............................................................................  65

APPENDIX A.......................................................................... A-1

APPENDIX B.......................................................................... B-1

                         SUMMARY OF BENEFITS AND RISKS

     This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy in more detail. THE GLOSSARY AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

Benefits of the Policy

     Death Proceeds. The policies are designed to provide insurance protection. Upon receipt of satisfactory proof of the death of the insured, we pay death proceeds to the beneficiary of the Policy. Death proceeds generally equal the death benefit on the date of the insured's death plus any additional insurance provided by rider, less any outstanding loan and accrued loan interest.

   Choice of Death Benefit Option. You may choose between two death benefit options:

    .  a level death benefit that equals the Policy's face amount, and

    . a variable death benefit that equals the Policy's face amount plus the Policy's cash value.

     The death benefit under either option could increase to satisfy Federal tax law requirements if the cash value reaches certain levels. After the first Policy year and prior to the insured's age 100 (age 85 in Florida and Oregon), you may change your death benefit option. A change in death benefit option may have tax consequences.

     Premium Flexibility. You can make premium payments based on a schedule you determine, subject to some limits. You may change your payment schedule at any time or make a payment that does not correspond to your schedule. We can, however, limit or prohibit payments in some situations.

     Right to Examine the Policy. During the first ten days following your receipt of the Policy (more in some states), you have the right to return the Policy to us. Depending on state law, we will refund the premiums you paid, the Policy's cash value or any other amount required by state insurance law.

     Investment Options. You can allocate your net premiums and cash value among your choice of forty-two investment Divisions in the Separate Account, each of which corresponds to a mutual fund portfolio, or "Eligible Fund." The Eligible Funds available under the Policy include several common stock funds, including funds which invest primarily in foreign securities, as well as bond funds, balanced funds and a money market fund. In most states you may also allocate premiums and cash value to our General Account which provides guarantees of interest and principal. You may change your allocation of future premiums at any time.

     Partial Withdrawals. You may withdraw cash surrender value from your Policy at any time after the Right to Examine the Policy period. We reserve the right to limit partial withdrawals to no more than 90% of the Policy's cash surrender value. We may limit the number of partial withdrawals to 12 per Policy year or impose a processing charge of $25 for each partial withdrawal in excess of 12 per year. Partial withdrawals may have tax consequences.

     Transfers. You may transfer your Policy's cash value among the Divisions or between the Divisions and the General Account. We may limit the number of transfers among the Divisions and the General Account to no more than 12 per Policy year. We may impose a processing charge of $25 for each transfer in excess of 12 per Policy year. We may also impose restrictions on "market timing" transfers. (See "Transfers" for additional information on such restrictions.)

   We offer the following automated transfer privileges:

    . Dollar Cost Averaging. Under the dollar cost averaging program, you may authorize us to make automatic transfers of your Policy's cash value from the BlackRock Money Market Division to one or more other Divisions on a periodic basis

    . Portfolio Rebalancing. Under the portfolio rebalancing program, we automatically reallocate your Policy's cash value among the Divisions and the General Account periodically to return the allocation to the percentages you specify.

     Loans. You may borrow from the cash value of your Policy. The maximum amount you may borrow is an amount equal to the Policy's cash value net of the surrender charge, reduced by monthly deductions and interest charges through the next Policy anniversary, increased by interest credits through the next Policy anniversary, less any existing Policy loans. We charge you a maximum annual interest rate of 3.5% on your loan. However, we credit interest at an annual rate of at least 3% on amounts held in the Loan Account to support your loan. Loans may have tax consequences.

     Surrenders. You may surrender the Policy for its cash surrender value at any time. Cash surrender value equals the cash value reduced by any Policy loan and accrued loan interest and by any applicable surrender charge. A surrender may have tax consequences.

     Tax Benefits. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. Accordingly, undistributed increases in cash value should not be taxable to you. As long as your Policy is not a modified endowment contract, partial withdrawals should be non-taxable until you have withdrawn an amount equal to your total investment in the Policy. Death benefits paid to your beneficiary should generally be free of Federal income tax.

     Conversion Privilege. During the first two Policy years, you may convert the Policy to fixed benefit coverage by irrevocably electing to transfer all of your cash value, and to allocate all future premiums, to the General Account. The purpose of the conversion is to provide you with fixed Policy values and benefits. The transfer will not be subject to any transfer charge and will have no effect on the Policy's death benefit, face amount or net amount at risk. In some states you may be able to exchange the Policy for a fixed benefit life insurance policy.

     Supplemental Benefits and Riders. We offer several riders that provide supplemental benefits under the Policy, such as the Supplemental Coverage Term Rider, which provides an additional death benefit payable on the death of the insured. We generally deduct any monthly charges for these riders as part of the monthly deduction. Your registered representative can help you determine whether any of these riders are suitable for you. These riders may not be available in all states.

     Personalized Illustrations. You will receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

Risks of the Policy

     Investment Risk. If you invest your Policy's cash value in one or more Divisions, then you will be subject to the risk that investment performance will be unfavorable and that your cash value will decrease. In addition, we deduct Policy fees and charges from your Policy's cash value, which can significantly reduce your Policy's cash value. During times of poor investment performance, this deduction will have an even greater impact on your Policy's cash value. It is possible to lose your full investment and your Policy could lapse without value, unless you pay additional premium. If you allocate cash value to the General Account, then we credit such cash value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 3%.

     Surrender and Withdrawal Risks. The Policies are designed to provide lifetime insurance protection. They are not offered primarily as an investment, and should not be used as a short-term savings vehicle. If you surrender the Policy within the first 10 Policy years (or within the first 10 Policy years following a face amount increase), you will be subject to a surrender charge as well as income tax on any gain that is distributed or deemed to be distributed from the Policy. You will also be subject to a surrender charge if you make a partial withdrawal from the Policy within the first 10 Policy years (or the first 10 Policy years following the face amount increase) if the partial withdrawal reduces the face amount (or the face amount increase).

     You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's cash value in the near future. Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse (terminate without value), because surrender charges determine the cash surrender value, which is a measure we use to determine whether your Policy will enter the grace period (and possibly lapse).

     Risk of Lapse. Your Policy may lapse if you have paid an insufficient amount of premiums or if the investment experience of the Divisions is poor. If your cash surrender value is not enough to pay the monthly deduction, your Policy may enter a 62-day grace period. We will notify you that the Policy will lapse unless you make a sufficient payment of additional premium during the grace period. Your Policy generally will not lapse: (1) during the first five Policy years, if you pay certain required premium amounts; or (2) if you are protected by the

Secondary Guarantee Rider. If your Policy does lapse, your insurance coverage will terminate, although you will be given an opportunity to reinstate it. Lapse of a policy on which there is an outstanding loan may have adverse tax consequences.

     Tax Risks. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, the rules are not entirely clear if your Policy is issued on a substandard or guaranteed issue basis. The death benefit under the Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued. If your Policy is not treated as a life insurance contract under Federal tax law, increases in the Policy's cash value will be taxed currently.

     Even if your Policy is treated as a life insurance contract for Federal tax purposes, it may become a modified endowment contract due to the payment of excess premiums or unnecessary premiums, due to a material change or due to a reduction in your death benefit. If your policy becomes a modified endowment contract, surrenders, partial withdrawals and loans will be treated as a distribution of the earnings in the Policy and will be taxable as ordinary income to the extent thereof. In addition, if the Policy Owner is under age 59 1/2 at the time of the surrender, partial withdrawal or loan, the amount that is included in income will generally be subject to a 10% penalty tax.

     If the Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions, although the tax consequences of loans outstanding after the tenth Policy year are uncertain. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax.

     See "Tax Considerations." You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

     Loan Risks. A Policy loan, whether or not repaid, will affect the cash value of your Policy over time because we subtract the amount of the loan from the Divisions and/or General Account as collateral, and hold it in our Loan Account. This loan collateral does not participate in the investment experience of the Divisions or receive any higher current interest rate credited to the General Account.

     We also reduce the amount we pay on the insured's death by the amount of any outstanding loan and accrued loan interest. Your Policy may lapse if your outstanding loan and accrued loan interest reduces the cash surrender value to zero.

     If you surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans and partial withdrawals exceed the premiums paid. Since loans and partial withdrawals reduce your Policy's cash value, any remaining cash value may be insufficient to pay the income tax due.

     Limitations on Cash Value in the General Account. Transfers to and withdrawals from the General Account must generally be in amounts of $500 or more. The total amount of transfers and withdrawals from the General Account in a Policy year may not exceed a

Maximum Amount equal to the greater of 25% of the Policy's cash surrender value in the General Account at the beginning of the year, or the Maximum Amount for the preceding Policy year. We are not currently imposing this maximum limit on transfers and withdrawals from the General Account, but we reserve the right to do so. We may also limit transfers and partial withdrawals to 12 per Policy year and may impose a processing charge for transfers and partial withdrawals in excess of 12 per Policy year.

     Tax Law Changes. Tax laws, regulations, and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

Risks of the Eligible Funds

     A comprehensive discussion of the risks associated with each of the Eligible Funds can be found in the Eligible Fund prospectuses attached at the end of this prospectus. THERE IS NO ASSURANCE THAT ANY OF THE ELIGIBLE FUNDS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

                                  FEE TABLES

     The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time he or she buys the Policy, surrenders the Policy or transfers cash value among accounts.

     If the amount of a charge varies depending on the Policy Owner's or the insured's individual characteristics (such as age, gender, or underwriting class), the tables below show the minimum and maximum charges we assess under the Policy across the range of all possible individual characteristics, as well as the charges for a specified typical Policy Owner or insured. THESE CHARGES MAY NOT BE REPRESENTATIVE OF THE CHARGES YOU WILL ACTUALLY PAY UNDER THE POLICY. Your Policy's specifications page will indicate these charges as applicable to your Policy, and more detailed information concerning your charges is available on request from our Administrative Office. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based on the insured's age and underwriting class, the death benefit option, face amount, planned periodic premiums and riders requested.

                                    When Charge Is                   Current Amount                   Maximum Amount
         Charge                        Deducted                         Deducted                        Deductible
------------------------   -------------------------------- -------------------------------- --------------------------------

Sales Charge Imposed on    On payment of premium            5% in Policy years 1-10 2% in    5% in all Policy years (5.6%
Premiums                                                    Policy years 11+                 in NC)

Premium Tax Imposed on     On payment of premium            2.5% in all Policy years         2.5% in all Policy years
Premiums                                                                                     (1.9% in NC)

Federal Tax Imposed on     On payment of premium            1.25% in all Policy years        1.25% in all Policy years
Premiums

Surrender Charge/(1)/      On surrender, lapse, or face     In Policy year 1, 45% of the     In Policy year 1, 45% of the
                           amount reduction in the first    Target Premium (less in other    Target Premium (less in other
                           10 Policy years (and, with       Policy years--see footnote)/(2)/ Policy years--see footnote)/(2)/
                           respect to a face amount
                           increase, in the first 10 Policy
                           years after the increase)

Transfer Charge            On transfer of cash value        Not currently charged            $25 for each transfer in
                           among Divisions and to and                                        excess of 12 per Policy year
                           from the General Account

Partial Withdrawal Charge  On partial withdrawal of cash    Not currently charged            $25 for each partial
                           value                                                             withdrawal in excess of 12
                                                                                             per Policy year

Face Amount Increase       On Policy's monthly              $100 per increase                $100 per increase
Administrative Charge      anniversary following a face
                           amount increase

--------
(1)For the first partial withdrawal in each Policy year, no Surrender Charge will apply on up to 10% of the cash surrender value at the time of withdrawal. The Surrender Charge period is nine years for insureds who are age 90 at issue. A pro rata portion of the Surrender Charge applies to a requested face amount reduction, as well as to a face amount reduction resulting from a partial withdrawal or a change in death benefit option.
(2)The Target Premium varies by issue age, sex, smoking status, substandard rating (if any), and the base Policy's face amount. After the first Policy year, the Surrender Charge declines ratably on a monthly basis from 45% to 0% by the last month of the 10th Policy year.

     The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Eligible Fund fees and expenses.

Periodic Charges Other Than Eligible Fund Operating Expenses

                                              When Charge Is                 Current Amount                Maximum Amount
              Charge                             Deducted                       Deducted                     Deductible
-----------------------------------  -------------------------------- ---------------------------- ------------------------------

Cost of Insurance/(1)/ Minimum       Monthly                          $.01 to $83.33 per $1,000 of $.06 to $83.33 per $1,000 of
and Maximum Charge                                                    net amount at risk/(2)/      net amount at risk/(2)/

Charge in the first Policy year for  Monthly                          $.15 per $1,000 of net       $.19 per $1,000 of net amount
a male insured, age 40, in the                                        amount at risk               at risk
preferred nonsmoker
underwriting class with a face
amount of $400,000

Policy Charge                        Monthly                          $25 in Policy year 1         $25 in Policy year 1
                                                                      $6 in Policy years 2+        $6 in Policy years 2+

Asset Charge (annual rate            Monthly                          .60% in Policy years 1-10    .70% in Policy years 1-10
imposed on cash value in the                                          .25% in Policy years 11-20   .35% in Policy years 11-20
Separate Account)/(3)/                                                .15% in Policy years 21+     .25% in Policy years 21+

Administration and Issue             Monthly during the first 10      $.03 to $.38 per $1,000 of   $.03-$.38 per $1,000 of base
Expense Charge Minimum and           Policy years (and, with respect  base Policy face amount      Policy and Supplemental
Maximum Charge                       to a face amount increase,                                    Coverage Term Rider face
                                     during the first 10 Policy years                              amount
                                     after the increase)

Charge for a male insured, age       Monthly during the first 10      $.17 per $1,000 of base      $.17 per $1,000 of base Policy
40, in the preferred nonsmoker       Policy years (and, with respect  Policy face amount           and Supplemental Coverage
underwriting class                   to a face amount increase,                                    Term Rider face amount
                                     during the first 10 Policy years
                                     after the increase)

Loan Interest Spread/(4)/            Annually (or on loan             .50% of loan collateral      .50% of loan collateral
                                     termination, if earlier)

--------
(1)The cost of insurance charge varies based on individual characteristics, including the insured's age, risk class and except for unisex policies, sex. The cost of insurance charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the cost of insurance or other charges that would apply for a particular insured by contacting your registered representative.
(2)The net amount at risk is the difference between the death benefit (generally discounted at the monthly equivalent of 3% per year) and the Policy's cash value.
(3)We will waive the following amount of the Asset Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Oppenheimer Capital Appreciation Portfolio, and in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

(4)We charge interest on Policy loans at an effective rate of 3.5% per year. Cash value we hold as security for the loan ("loan collateral") earns interest at an effective rate of not less than 3% per year. The loan interest spread is the difference between these interest rates. The current loan interest spread is .50% in Policy years 1-10, .25% in Policy years 11-20 and .00% thereafter.

Charges for Optional Features (Riders):

                                  When Charge Is       Current Amount             Maximum Amount
             Charge                  Deducted             Deducted                  Deductible
--------------------------------- -------------- --------------------------- -------------------------

Supplemental Coverage Term
  Rider/(1)/

 Minimum and Maximum                 Monthly     $.01 to $83.33 per $1,000   $.06 to $83.33 per $1,000
   Charge........................                of net amount at risk       of net amount at risk

 Charge in the first Policy year     Monthly     $.22 per $1,000 of net      $.30 per $1,000 of net
   for a male insured, age 45,                   amount at risk              amount at risk
   in the preferred nonsmoker
   underwriting class with a
   rider face amount of
   $300,000......................

Adjustable Benefit Term Rider

 Minimum and Maximum                 Monthly     $.01 to $83.33 per $1,000   $.08 to $83.33 per $1,000
   Charge........................                of net amount at risk       of net amount at risk

 Charge in the first Policy year     Monthly     $.15 per $1,000 of net      $.19 per $1,000 of net
   for a male insured, age 40,                   amount at risk              amount at risk
   in the preferred nonsmoker
   underwriting class with a
   rider face amount of
   $400,000......................

Temporary Term Insurance

 Rider Minimum and                   Monthly     $.06 to $2.92 per $1,000 of $.06 to $2.92 per $1,000
   Maximum Charge................                rider face amount           of rider face amount

 Charge for a male insured, age      Monthly     $.08 per $1,000 of rider    $.08 per $1,000 of rider
   40, in the preferred                          face amount                 face amount
   nonsmoker underwriting
   class with a rider face
   amount of $400,000............

                                  When Charge Is        Current Amount                Maximum Amount
             Charge                  Deducted              Deducted                     Deductible
--------------------------------- -------------- ----------------------------- ----------------------------

Secondary Guarantee Rider            Monthly     $.01 per $1,000 of net amount $.01 per $1,000 of net
                                                 at risk                       amount at risk

 Waiver of Monthly Deduction
   Rider.........................

 Minimum and Maximum                 Monthly     $2.40 to $61.44 per $100 of   $2.40 to $61.44 per $100 of
   Charge........................                Monthly Deduction             Monthly Deduction

 Charge in the first Policy year     Monthly     $6.30 per $100 of Monthly     $6.30 per $100 of Monthly
   for a male insured, age 35,                   Deduction                     Deduction
   in the preferred nonsmoker
   underwriting class............

Waiver of Specified Premium
  Rider

 Minimum and Maximum                 Monthly     $1.30 to $21.75 per $100 of   $1.30 to $21.75 per $100 of
   Charge........................                Specified Premium             Specified Premium

 Charge in the first Policy year     Monthly     $3.25 per $100 of Specified   $3.25 per $100 of Specified
   for a male insured, age 40,                   Premium                       Premium
   in the preferred nonsmoker
   underwriting class............

Options to Purchase Additional
  Life Insurance Rider

 Minimum and Maximum                 Monthly     $.02 to $.25 per $1,000 of    $.02 to $.25 per $1,000 of
   Charge........................                Option amount                 Option amount

 Charge for a male insured, age      Monthly     $.02 per $1,000 of Option     $.02 per $1,000 of Option
   20, in the elite nonsmoker                    amount                        amount
   underwriting class with a
   face amount of $350,000.......

Guaranteed Survivor Plus
  Purchase Option Rider

 Minimum and Maximum                 Monthly     $.02 to $13.86 per $1,000 of  $.02 to $13.86 per $1,000 of
   Charge........................                Option amount                 Option amount

 Charge for a male insured, age      Monthly     $.05 per $1,000 of Option     $.05 per $1,000 of Option
   40, in the preferred                          amount                        amount
   nonsmoker underwriting
   class with a face amount of
   $400,000......................

                                 When Charge Is        Current Amount              Maximum Amount
            Charge                  Deducted              Deducted                   Deductible
-------------------------------- -------------- ----------------------------- ------------------------

 Option to Purchase Long Term
   Care Insurance Rider.........

 Minimum and Maximum                Monthly     $.20 to $1.88 per $10 of      $.20 to $1.88 per $10 of
   Charge.......................                initial daily benefit amount  initial daily benefit
                                                                              amount

 Charge for a male insured, age     Monthly     $.37 per $10 of initial daily $.37 per $10 of initial
   35, in the preferred                         benefit amount                daily benefit amount
   nonsmoker underwriting
   class........................

--------
(1)The Rider is subject to the Administration and Issue Expense Charge, as described in the preceding table.

Annual Eligible Fund Operating Expenses

     The next table describes the Eligible Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Eligible Funds for the fiscal year ended December 31, 2007. Expenses of the Eligible Funds may be higher or lower in the future. More detail concerning each Eligible Fund's fees and expenses is contained in the table that follows and in the prospectus for each Eligible Fund.

                                                                                                      Minimum Maximum
                                                                                                      ------- -------
Total Annual Eligible Fund Operating Expenses (expenses that are deducted from Eligible Fund assets,
  including management fees, distribution (12b-1) fees and other expenses)...........................   .29%    .98%
Net Total Annual Eligible Fund Operating Expenses (net of any contractual fee waivers and expense
  reimbursements)*...................................................................................   .28%    .98%

--------
* The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2009, as described in more detail below.

     The following table describes the annual operating expenses for each Eligible Fund for the year ended December 31, 2007, before and after any applicable contractual fee waivers and expense reimbursements:

                           Annual Operating Expenses
                    (as a percentage of Average Net Assets)

                                                            Acquired     Gross
                                                           Fund Fees     Total    Fee Waivers    Net Total
                                Management  Other   12b-1     and        Annual   and Expense      Annual
                                   Fees    Expenses Fees  Expenses/(1)/ Expenses Reimbursements Expenses/(2)/
                                ---------- -------- ----- ------------  -------- -------------- ------------
Metropolitan Series Fund, Inc.
  (Class A Shares)
BlackRock Aggressive Growth
  Portfolio....................    .71%      .05%    .00%     .00%        .76%        .00%          .76%
BlackRock Bond Income
  Portfolio....................    .38%      .06%    .00%     .00%        .44%        .01%          .43%/(3)/
BlackRock Large Cap Value
  Portfolio....................    .68%      .06%    .00%     .00%        .74%        .00%          .74%

                                                                         Acquired    Gross Total  Fee Waivers    Net Total
                                             Management  Other   12b-1 Fund Fees and   Annual     and Expense      Annual
                                                Fees    Expenses Fees  Expenses/(1)/  Expenses   Reimbursements Expenses/(2)/
                                             ---------- -------- ----- ------------- ----------- -------------- ------------
BlackRock Legacy Large Cap Growth
  Portfolio.................................    .73%      .06%    .00%      .00%         .79%         .00%          .79%
BlackRock Money Market Portfolio............    .33%      .07%    .00%      .00%         .40%         .01%          .39%/(4)/
BlackRock Strategic Value Portfolio.........    .82%      .06%    .00%      .00%         .88%         .00%          .88%
Davis Venture Value Portfolio...............    .69%      .04%    .00%      .00%         .73%         .00%          .73%
FI Mid Cap Opportunities Portfolio..........    .68%      .05%    .00%      .00%         .73%         .00%          .73%
Harris Oakmark Focused Value Portfolio......    .72%      .04%    .00%      .00%         .76%         .00%          .76%
Julius Baer International Stock Portfolio...    .84%      .12%    .00%      .00%         .96%         .04%          .92%/(5)/
Lehman Brothers Aggregate Bond Index
  Portfolio.................................    .25%      .05%    .00%      .00%         .30%         .01%          .29%/(6)/
MetLife Mid Cap Stock Index Portfolio.......    .25%      .07%    .00%      .01%         .33%         .01%          .32%/(7)/
MetLife Stock Index Portfolio...............    .25%      .04%    .00%      .00%         .29%         .01%          .28%/(7)/
MFS Total Return Portfolio..................    .53%      .05%    .00%      .00%         .58%         .00%          .58%
MFS Value Portfolio.........................    .72%      .05%    .00%      .00%         .77%         .07%          .70%/(8)/
Morgan Stanley EAFE Index Portfolio.........    .30%      .12%    .00%      .01%         .43%         .01%          .45%/(9)2/
Neuberger Berman Mid Cap Value
  Portfolio.................................    .64%      .05%    .00%      .00%         .69%         .00%          .69%
Russell 2000 Index Portfolio................    .25%      .07%    .00%      .01%         .33%         .01%          .32%/(7)/
T. Rowe Price Large Cap Growth Portfolio....    .60%      .07%    .00%      .00%         .67%         .00%          .67%
T. Rowe Price Small Cap Growth Portfolio....    .51%      .08%    .00%      .00%         .59%         .00%          .59%
Western Asset Management U.S. Government
  Portfolio.................................    .49%      .05%    .00%      .00%         .54%         .00%          .54%
(Class E Shares)
BlackRock Diversified Portfolio.............    .44%      .06%    .15%      .00%         .65%         .00%          .65%
(Class A Shares)
MetLife Conservative Allocation Portfolio...    .10%      .05%    .00%      .59%         .74%         .05%          .69%/(10,11)/
MetLife Conservative to Moderate Allocation
  Portfolio.................................    .10%      .01%    .00%      .64%         .75%         .01%          .74%/(10,11)/
MetLife Moderate Allocation Portfolio.......    .08%      .01%    .00%      .67%         .76%         .00%          .76%/(10,11)/
MetLife Moderate to Aggressive Allocation
  Portfolio.................................    .08%      .01%    .00%      .70%         .79%         .00%          .79%/(10,11)/
MetLife Aggressive Allocation Portfolio.....    .10%      .04%    .00%      .73%         .87%         .04%          .83%/(10,11)/
Met Investors Series Trust (Class A Shares)
Clarion Global Real Estate Portfolio........    .61%      .04%    .00%      .00%         .65%         .00%          .65%
Harris Oakmark International Portfolio......    .77%      .09%    .00%      .00%         .86%         .00%          .86%
Lazard Mid Cap Portfolio....................    .69%      .07%    .00%      .00%         .76%         .00%          .76%
Legg Mason Partners Aggressive Growth
  Portfolio.................................    .62%      .05%    .00%      .00%         .67%         .00%          .67%
Lord Abbett Bond Debenture Portfolio........    .49%      .05%    .00%      .00%         .54%         .00%          .54%
Met/AIM Small Cap Growth Portfolio..........    .86%      .06%    .00%      .00%         .92%         .00%          .92%
MFS Research International Portfolio........    .70%      .09%    .00%      .00%         .79%         .00%          .79%
Oppenheimer Capital Appreciation
  Portfolio.................................    .58%      .04%    .00%      .00%         .62%         .00%          .62%
PIMCO Total Return Portfolio................    .48%      .04%    .00%      .00%         .52%         .00%          .52%/(12)/

                                                                                        Gross
                                                                           Acquired     Total    Fee Waivers    Net Total
                                               Management  Other   12b-1 Fund Fees and  Annual   and Expense      Annual
                                                  Fees    Expenses Fees  Expenses/(1)/ Expenses Reimbursements Expenses/(2)/
                                               ---------- -------- ----- ------------- -------- -------------- ------------
RCM Technology Portfolio......................    .88%      .09%    .00%      .00%       .97%        .00%          .97%
T. Rowe Price Mid Cap Growth Portfolio........    .75%      .05%    .00%      .00%       .80%        .00%          .80%
Fidelity Variable Insurance Products (Initial
  Class)
Equity-Income Portfolio.......................    .46%      .09%    .00%      .00%       .55%        .00%          .55%
American Funds Insurance Series (Class 2
  Shares)
American Funds Global Small Capitalization
  Fund........................................    .70%      .03%    .25%      .00%       .98%        .00%          .98%
American Funds Growth Fund....................    .32%      .01%    .25%      .00%       .58%        .00%          .58%
American Funds Growth-Income Fund.............    .26%      .01%    .25%      .00%       .52%        .00%          .52%

--------
(1)Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
(2)Net Total Annual Expenses do not reflect voluntary waivers of fees or expenses or expense reductions that certain Portfolios achieved as a result of custodial fee credits or directed brokerage arrangements.
(3)MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(4)MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(5)MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.
(6)MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.244%.
(7)MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
(8)MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
(9)MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.293%.
(10)The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
(11)MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(12)The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.

      The fee and expense information regarding the Eligible Funds was provided by those Eligible Funds. Fidelity Variable Insurance Products and the American Funds Insurance Series are not affiliated with General American.

      For information concerning compensation paid for the sale of the Policies, see "Distribution of the Policies."

                             HOW THE POLICY WORKS

                                 [Flow Chart]

Premium Payments

    .   Flexible

    .  Planned premium options

    .  No Lapse Premium (in first five Policy years)

    .  Secondary Guarantee Premium (to age 100)

Charges From Premium Payments

    .  Sales Load:  5% (currently 2% in Policy years 11 and thereafter)

    .  Premium Tax Charge: 2.5%

    .  Charge for Federal Taxes: 1.25%

Cash Values

    . Net premium payments invested in your choice of Eligible Fund investments or the General Account (generally after an initial period in the BlackRock Money Market Division)

    . The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy

    .  We do not guarantee the cash value invested in the Eligible Funds

    . Any earnings you accumulate are generally free of any current income taxes

    . You may change the allocation of future net premiums at any time. You may transfer funds among investment options (and to the General Account). Currently we do not limit the number of transfers you can make in a Policy year (subject to restrictions we impose on "market timing" transfers).

    . We reserve the right to impose a $25 charge on each partial withdrawal in excess of 12 per Policy year and on each transfer (including a transfer between a Division and the General Account) in excess of 12 per Policy year.

    . We may limit the amount of transfers from (and in some cases to) the General Account

    . You may allocate your cash value among a maximum of 49 accounts over the life of the Policy.

Loans

    .  You may borrow your cash value

    . Loan interest charge is 3.5%. (Currently we intend to charge 3.25% interest in Policy years 11-20 and 3.00% thereafter.)

    . We transfer loaned funds out of the General Account and the Eligible Funds into the Loan Account where we credit them with not less than 3.0% interest.

Retirement Benefits

    .  Fixed settlement options are available for policy proceeds

Death Benefit

    .  Level or Variable Death Benefit Options

    . Guaranteed not to be less than face amount (less any loan and loan interest) during first five Policy years if the five-year No Lapse Premium guarantee is in effect, or until age 100 if the Secondary Guarantee Rider is in effect.

    . On or after age 100, equal to cash value for insureds over age 80 at issue. For insureds age 80 or younger at issue, equal to the greater of
       (1) cash value and (2) the lesser of the face amount on the Policy anniversary at age 80 and at age 100.

    .  Income tax free to named beneficiary (generally)

Daily Deductions From Assets of the Separate Account

    . Investment advisory fees and other expenses are deducted from the Eligible Fund values

Beginning of Month Charges

    . We deduct the cost of insurance protection (reflecting any substandard risk or guaranteed issue rating) from the cash value each month

    .  Any Rider Charges

    . Policy Charge: $25.00 per month (first year) and $6.00 per month thereafter

    . Administration and Issue Expense Charge: Monthly charge ranging from approximately $.03 to $.38 per $1,000 of base Policy face amount that applies during the first ten Policy years or during the first ten Policy years following a face amount increase.

    . Face Amount Increase Administration Charge: maximum one-time charge of $100 levied on each underwritten increase in the base Policy's face amount.

    . Asset Charge applied against the cash value in the Separate Account at an annual rate of .60% in Policy years 1-10; .25% in Policy years 11-20; and 15% thereafter (guaranteed not to exceed 70% in Policy years 1-10; .35% in Policy years 11-20; and .25% thereafter)

Surrender Charge

    . Applies on lapse, surrender, face amount reduction, or partial withdrawal or change in death benefit option that results in face reduction in first ten Policy years (or in first ten Policy years following a face amount increase). Maximum charge is 45% of Target Premium in first Policy year. After first Policy year, charge reduces ratably on a monthly basis over the remaining nine years of the surrender charge period.

Living Benefits

    . If policyholder has elected and qualified for benefits for disability and becomes totally disabled, we will waive the monthly deduction or a specified amount of monthly premium during the period of disability up to certain limits.

    .  You may surrender the Policy at any time for its cash surrender value

    . Deferred income taxes, including taxes on certain amounts borrowed, become payable upon surrender

    . Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash value

    . Subject to our rules, you may reinstate a lapsed Policy within three years of date of lapse if it has not been surrendered

                       The Company, The Separate Account
                            and The Eligible Funds

The Company

     General American Life Insurance Company is an indirect, wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"), whose principal office is located at 200 Park Avenue, New York, New York 10166. General American is licensed to sell life insurance in 49 states, the District of Columbia, Puerto Rico and in ten Canadian provinces. General American's Home Office is located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. We are obligated to pay all benefits under the Policies.

The Separate Account

     General American Separate Account Eleven is the funding vehicle for the Policies and other General American variable life insurance policies. Income and realized and unrealized capital gains and losses of the Separate Account are credited to the Separate Account without regard to any of our other income or capital gains or losses. Although we own the assets of the Separate Account, applicable law provides that the portion of the Separate Account assets equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities that arise out of any other business we conduct. This means that the assets of the Separate Account are not available to meet the claims of our general creditors, and may only be used to support the cash values of the variable life insurance policies issued by the Separate Account.

The death benefit that exceeds the Policy's cash value is paid from the General Account. Death benefit amounts paid from the General Account are subject to the claims-paying ability of General American.

The Eligible Funds

     Each Division of the Separate Account invests in a corresponding Eligible Fund. Each Eligible Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Eligible Funds are the Metropolitan Series Fund, Inc., the Met Investors Series Trust, the Variable Insurance Products Fund and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Eligible Funds.

     The adviser, sub-adviser and investment objective of each Eligible Fund are as follows:

Metropolitan Series Fund, Inc.
Adviser: Metlife Advisers, LLC

            Eligible Fund                    Sub-Adviser                    Investment Objective
-------------------------------------- ------------------------ ---------------------------------------------

BlackRock Aggressive Growth Portfolio  BlackRock Advisors, LLC  Maximum capital appreciation.

BlackRock Bond Income Portfolio        BlackRock Advisors, LLC  A competitive total return primarily from investing in fixed-income securities.

BlackRock Diversified Portfolio        BlackRock Advisors, LLC  High total return while attempting to limit investment risk and preserve capital.

BlackRock Large Cap Value Portfolio    BlackRock Advisors, LLC  Long-term growth of capital.

BlackRock Legacy Large Cap Growth      BlackRock Advisors, LLC  Long-term growth of capital.
Portfolio

BlackRock Money Market Portfolio/(1)/  BlackRock Advisors, LLC  A high level of current income consistent with preservation of capital.

BlackRock Strategic Value Portfolio    BlackRock Advisors, LLC  High total return, consisting principally of
                                                                LLC capital appreciation.

               Eligible Fund                             Sub-Adviser                         Investment Objective
-------------------------------------------- ------------------------------------- ------------------------------------------

Davis Venture Value Portfolio                Davis Selected Advisers, L.P./(2)/    Growth of capital.

FI Mid Cap Opportunities Portfolio           Pyramis Global Advisors, LLC/(3)/     Long-term growth of capital.

Harris Oakmark Focused Value Portfolio       Harris Associates L.P.                Long-term capital appreciation.

Julius Baer International Stock Portfolio    Julius Baer Investment Management     Long-term growth of capital.
(formerly FI International Stock Portfolio)  LLC/(4)/

Lehman Brothers Aggregate Bond Index         MetLife Investment Advisors Company,  To equal the performance of the Lehman
Portfolio                                    LLC                                   Brothers Aggregate Bond Index.

MetLife Mid Cap Stock Index Portfolio        MetLife Investment Advisors Company,  To equal the performance of the
                                             LLC                                   Standard & Poor's MidCap 400
                                                                                   Composite Stock Price Index.

MetLife Stock Index Portfolio                MetLife Investment Advisors Company,  To equal the performance of the
                                             LLC                                   Standard & Poor's 500 Composite Stock
                                                                                   Price Index.

MFS Total Return Portfolio                   Massachusetts Financial Services      Favorable total return through investment
                                             Company                               in a diversified portfolio.

MFS Value Portfolio (formerly Harris         Massachusetts Financial Services      Capital appreciation and reasonable
Oakmark Large Cap Value Portfolio)           Company/(5)/                          income.

Morgan Stanley EAFE Index Portfolio          MetLife Investment Advisors Company,  To equal the performance of the MSCI
                                             LLC                                   EAFE Index.

Neuberger Berman Mid Cap Value Portfolio     Neuberger Berman Management Inc.      Capital growth.

Russell 2000 Index Portfolio                 MetLife Investment Advisors Company,  To equal the return of the Russell 2000
                                             LLC                                   Index.

T. Rowe Price Large Cap Growth Portfolio     T. Rowe Price Associates, Inc.        Long-term growth of capital and,
                                                                                   secondarily, dividend income.

              Eligible Fund                          Sub-Adviser                       Investment Objective
------------------------------------------ --------------------------------- ------------------------------------------

T. Rowe Price Small Cap Growth Portfolio   T. Rowe Price Associates, Inc.    Long-term capital growth.

Western Asset Management U.S.              Western Asset Management Company  To maximize total return consistent with
Government Portfolio                                                         preservation of capital and maintenance
                                                                             of liquidity.

MetLife Conservative Allocation Portfolio  N/A                               A high level of current income, with
                                                                             growth of capital as a secondary
                                                                             objective.

MetLife Conservative to Moderate           N/A                               A high total return in the form of income
Allocation Portfolio                                                         and growth of capital, with a greater
                                                                             emphasis on income.

MetLife Moderate Allocation Portfolio      N/A                               A balance between a high level of current
                                                                             income and growth of capital, with a
                                                                             greater emphasis on growth of capital.

MetLife Moderate to Aggressive Allocation  N/A                               Growth of capital.
Portfolio

MetLife Aggressive Allocation Portfolio    N/A                               Growth of capital.

Met Investors Series Trust
Adviser: Met Investors Advisory LLC

            Eligible Fund                                Sub-Adviser                              Investment Objective
--------------------------------------- ---------------------------------------------- --------------------------------------------

Clarion Global Real Estate Portfolio    ING Clarion Real Estate Securities, L.P./(6)/  Total return through investment in real
(formerly Neuberger Berman Real Estate                                                 estate securities, emphasizing both capital
Portfolio)                                                                             appreciation and current income.

Harris Oakmark International Portfolio  Harris Associates L.P.                         Long-term capital appreciation.

MFS Research International Portfolio    Massachusetts Financial Services               Capital appreciation.
                                        Company

Legg Mason Partners Aggressive Growth   ClearBridge Advisors, LLC                      Capital appreciation.
Portfolio


Lazard Mid Cap Portfolio                    Lazard Asset Management LLC           Long-term growth of capital.

Lord Abbett Bond Debenture Portfolio        Lord, Abbett & Co. LLC                To provide high current income and the
                                                                                  opportunity for capital appreciation to
                                                                                  produce a high total return.

Met/AIM Small Cap Growth Portfolio          Invesco Aim Capital Management, Inc.  Long-term growth of capital.

Oppenheimer Capital Appreciation Portfolio  OppenheimerFunds, Inc.                Capital appreciation.

PIMCO Total Return Portfolio                Pacific Investment Management         Maximum total return, consistent with the
                                            Company LLC                           preservation of capital and prudent
                                                                                  investment management.

RCM Technology Portfolio                    RCM Capital Management LLC            Capital appreciation; no consideration is
                                                                                  given to income.

T. Rowe Price Mid Cap Growth Portfolio      T. Rowe Price Associates, Inc.        Long-term growth of capital.

Fidelity Variable Insurance Products
Adviser: Capital Research and Management Company

       Eligible Fund       Sub-Adviser          Investment Objective
  ------------------------ -----------  --------------------------------------

  Equity-Income Portfolio               Reasonable income. The fund will also
                                        consider the potential for capital
                                        appreciation. The fund's goal is to
                                        achieve a yield which exceeds the
                                        composite yield on the securities
                                        comprising the Standard & Poor's
                                        500(SM) Index.

American Funds Insurance Series
Adviser: Fidelity Management & Research Company

           Eligible Fund             Sub-Adviser          Investment Objective
------------------------------------ -----------  -------------------------------------

American Funds Global Small             N/A       Capital appreciation through stocks.
Capitalization Fund

American Funds Growth Fund              N/A       Capital appreciation through stocks.

American Funds Growth - Income Fund     N/A       Capital appreciation and income.

-------------
(1) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
(2) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.
(3) Prior to April 28, 2008, Fidelity Management & Research Company was the sub-adviser to this Portfolio.
(4) Prior to January 7, 2008, Fidelity Management & Research Company was the sub-adviser to this Portfolio.
(5) Prior to January 7, 2008, Harris Associates L.P. was the sub-adviser to this Portfolio.
(6) Prior to April 28, 2008, Neuberger Berman Management Inc. was the sub-adviser to this Portfolio.

FOR MORE INFORMATION REGARDING THE ELIGIBLE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE ELIGIBLE FUND PROSPECTUSES ATTACHED AT THE END OF THIS PROSPECTUS, AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

     The Eligible Funds' investment objectives may not be met. The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same investment adviser or sub-adviser. The investment results of the Eligible Funds may be higher or lower than the results of these funds. There is no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund.

Share Classes Of The Eligible Funds

     The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Policy. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the Metropolitan Series Fund, Inc. we offer Class A shares for all Portfolios except the BlackRock Diversified Portfolio, and Class E shares for the BlackRock Diversified Portfolio, for the Met Investors Series Trust, we offer Class A shares only, for Fidelity Variable Insurance Products we offer Initial Class shares only, and for the American Funds Insurance Series we offer Class 2 shares only.

Certain Payments We Receive With Regard To The Eligible Funds

     An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser of an Eligible Fund or its affiliates may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the Policies and, in our role as intermediary, with respect to the Eligible Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fees deducted from Portfolio assets. Policy Owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Eligible Fund prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Eligible Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

     Additionally, an investment adviser or sub-adviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.

     We and certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as limited liability companies. Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from an Eligible Fund. We will benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the advisers. (See "Fee Tables--Annual Eligible Fund Operating Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the adviser to sub-advisers.)

     Certain Eligible Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Eligible Fund's 12b-1 Plan, if any, is described in more detail in each Eligible Fund's prospectus. (See also "Fee Tables--Annual Eligible Fund Operating Expenses" and "Distribution of the Policies.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our Distributor. Payments under an Eligible Fund's 12b-1 Plan decrease the Eligible Funds' investment return.

     We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of the Policies.")

Selection of the Eligible Funds

     We select the Eligible Funds offered through the Policy based on a number of criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or sub-adviser is one of our affiliates or whether the Eligible Fund, its adviser, its sub-adviser(s), or an affiliate will make payments to us or our affiliates.

     For additional information on these arrangements, see "Certain Payments We Receive with Regard to the Eligible Funds" above. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new premium payments and/or transfers of cash value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from Policy Owners. We may include Eligible Funds based on recommendations from selling firms. In some cases, the selling firms may receive payments from the Eligible Funds they recommend and may benefit accordingly from the allocation of cash value to such Eligible Funds.

     WE DO NOT PROVIDE INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR ELIGIBLE FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE ELIGIBLE FUNDS YOU HAVE CHOSEN.

Voting Rights

     We own the Eligible Fund shares held in the Separate Account and have the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by Federal securities law, we will give you, as Policy Owner, the right to instruct us how to vote the shares that are attributable to your Policy.

     We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for or against, or withhold from voting on, any proposition in the same proportion as the shares held in that Division for all policies for which we have received voting instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote.

     We will vote Eligible Fund shares held by our General Account (or any unregistered separate account for which voting privileges were not extended) in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

     We may disregard voting instructions for changes in the investment policy, investment adviser or principal underwriter of an Eligible Fund portfolio if required by state insurance law, or if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is prohibited by state authorities or inconsistent with a Division's investment objectives. If we do disregard voting instructions, the next semi-annual report to Policy Owners will include a summary of that action and the reasons for it.

Rights Reserved By General American

     We and our affiliates may change the voting procedures and vote Eligible Fund shares without Policy Owner instructions, if the securities laws change. We also reserve the right, in our discretion: (1) to add Divisions; (2) to combine Divisions; (3) to substitute shares of another registered open-end management investment company, which may have different fees and expenses, for shares of an Eligible Fund; (4) to substitute or close a Division to allocations of premium payments or cash value or both, and to existing investments or the investment of future premiums, or both, for any class of Policy or Policy Owner, at any time in our sole discretion; (5) to operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form; (6) to deregister the Separate Account under the

Investment Company Act of 1940; (7) to combine it with other Separate Accounts; and (8) to transfer assets supporting the Policies from one Division to another or from the Separate Account to other Separate Accounts, or to transfer assets to our General Account as permitted by applicable law. We will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. We will notify you if exercise of any of these rights would result in a material change in the Separate Account or its investments. If automatic allocations (such as dollar cost averaging, portfolio rebalancing or premium payments made through our pre-authorized checking arrangement) are being made to a Division that is closed, and if you do not give us other instructions, then any amounts that would have gone into the closed Division will be allocated to the BlackRock Money Market Division.

     We will not make any changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.

                                 THE POLICIES

Purchasing a Policy

     To purchase a Policy, you must submit a completed application and an initial premium to us at our Administrative Office. (See "Receipt of Communications and Payments at General American's Administrative Office".) The minimum face amount for the base Policy is $50,000 unless we consent to a lower amount.

     The Policies are available for insureds age 85 or younger on an underwritten basis and from the age of 20 to 70 on a guaranteed issue basis. (We issue guaranteed issue Policies based on very limited underwriting information.) We may consent to issue the Policies on insureds up to age 90. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our minimum face amount and underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

     We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your Division performance and cash values. The Policies may also be available with term riders that provide death benefit coverage at a lower overall current cost than coverage under the base Policy; however, term riders have no surrenderable cash value and terminate at the insured's age 100. To obtain more information about these other policies and term riders, contact our Home Office or your registered representative.

Replacing Existing Insurance

     It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance, and the Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

Policy Owner And Beneficiary

     The Policy Owner is named in the application but may be changed from time to time. While the insured is living and the Policy is in force, the Policy Owner may exercise all the rights and options described in the Policy, subject to the terms of any beneficiary designation or assignment of the Policy. These rights include selecting and changing the beneficiary, changing the owner, changing the face amount of the Policy and assigning the Policy. At the death of the Policy Owner who is not the insured, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured.

     The beneficiary is also named in the application. You may change the beneficiary at any time before the death of the insured, unless the beneficiary designation is irrevocable. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, we pay proceeds to the Policy Owner.

     A change of Policy Owner or beneficiary is subject to all payments made and actions taken by us under the Policy before we receive a signed change form. You can contact your registered representative or our Administrative Office for the procedure to follow.

     You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments are subject to all payments made and actions taken by us under the Policy before we receive a signed copy of the assignment form. We are not responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

24 Month Conversion Right

     GENERAL RIGHT. Generally, during the first two Policy years, you may convert the Policy to fixed benefit coverage by transferring all of your Policy's cash value to the General Account. The transfer will not be subject to a transfer charge, if any, and it will have no effect on the Policy's death benefit, face amount, net amount at risk, risk classification or issue age. The request to convert to fixed benefit coverage must be in written form satisfactory to us.

     You may exercise this privilege only once within the first two Policy years. If you do so, we will automatically allocate all future net premiums to the General Account and transfers of cash value to the Separate Account will no longer be permitted.

     The Policy permits us to limit allocations to the General Account under some circumstances. (See "The General Account.") If we limit such allocations, you may still exercise the 24 Month Conversion Right.

     FOR POLICIES ISSUED IN MARYLAND AND CONNECTICUT. Under Policies issued in Maryland and Connecticut, you can exchange the face amount of your Policy for a fixed benefit life insurance policy issued by us or an affiliate provided that you repay any policy loans and (1) the Policy has not lapsed and (2) the exchange is made within the first two Policy years. If you exercise this option, you will have to make up any investment loss you had under the variable life insurance policy. We make the exchange without evidence of insurability. The new policy will have the same face amount as that being exchanged. The new policy will have the same issue age, underwriting class and policy date as the variable life policy had.

     Contact our Administrative Office (see "Receipt of Communications and Payments at General American's Administrative Office") or your registered representative for more specific information about the 24 Month Conversion Right in these states. The exchange may result in a cost or credit to you. On the exchange, you may need to make an immediate premium payment on the new policy in order to keep it in force.

Change of Insured Person

     We offer a benefit that permits you to change the insured person under your Policy, if you provide satisfactory evidence that the person proposed to be insured is insurable and that you have an insurable interest in that person's life. The right to change the insured person is subject to some restrictions, may result in a cost or credit to you. A change of the insured person is a taxable exchange. In addition, a change of the insured person could reduce the amount of premiums you can pay into the Policy under Federal tax law and, therefore, may require a partial withdrawal of cash value. (No Surrender Charge will apply.)

     Your registered representative can provide current information on the availability of this benefit. You should consult your tax adviser before changing the insured person under your Policy.

                                   PREMIUMS

Flexible Premiums

     Subject to the limits described below, you choose the amount and frequency of premium payments. You select a Planned Premium schedule, which is a level amount. This schedule appears in your Policy. YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may skip Planned Premium payments or make additional payments. Additional payments could be subject to underwriting. No payment can be less than $10.

     You can pay Planned Premiums on an annual, semi-annual or quarterly schedule or, with our consent, monthly. You can change your Planned Premium schedule by sending your request to us.

     You may make payments by check or cashier's check. We do not accept cash, money orders or traveler's checks. We will send premium notices for annual, semi-annual or quarterly Planned Premiums. You may also choose to have us withdraw your premium payments from your bank checking account under our pre-authorized checking arrangement.

     You may not make premium payments on or after the Policy anniversary when the insured reaches age 100, except for premiums required during the grace period.

     If any payments under the Policy exceed the "7-pay limit" under Federal tax law, your Policy will become a "Modified Endowment Contract" and you may have more adverse tax consequences with respect to certain distributions than would otherwise be the case if premium payments did not exceed the "7-pay limit". (See "Tax Considerations".) The amount of your "7-pay limit" is shown in your Policy illustration. In addition, if you have selected the guideline premium test, Federal tax law limits the amount of premiums that you can pay under the Policy. You need our consent if, because of tax law requirements, a payment would increase the Policy's death benefit by more than it would increase cash value. We may require evidence of insurability before accepting the payment.

     We allocate net payments to your Policy's Divisions as of the date we receive the payments at our Administrative Office, if they are received before the close of regular trading on the New York Stock Exchange. Payments received after that time, or on a day when the New York Stock Exchange is not open, will be allocated to your Policy's Divisions on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at General American's Administrative Office".) If you make a payment that exceeds the "7-pay limit", we will notify you and give you an opportunity to receive a refund of the excess premium to prevent your Policy from becoming a Modified Endowment Contract. However, when we receive a premium payment prior to the Policy anniversary and it is in response to a premium bill, if allocating the premium immediately to the Policy would cause the Policy to become a Modified Endowment Contract, we will wait until the day after the Policy anniversary to allocate the premium to the Divisions.

     Under our current processing, unless you instruct us otherwise in writing, amounts paid while a Policy loan is outstanding are treated as premiums. We do not treat a payment as a repayment of a Policy loan unless you instruct us to.

     If you have a Policy loan, it may be better to repay the loan than to make a premium payment, because the premium payment is subject to sales and tax charges, whereas the loan repayment is not subject to any charges. (See "Loans" and "Deductions from Premiums".)

Amount Provided For Investment Under The Policy

     INVESTMENT START DATE. Your initial premium is credited with investment performance as of the investment start date. The investment start date is the later of the Policy Date and the date we first receive a premium payment for the Policy at our Administrative Office. (See "Receipt of Communications and Payments at General American's Administrative Office".)

     PREMIUM WITH APPLICATION. If you make a premium payment with the application, unless you request otherwise, the Policy Date is the date the Policy application is approved. Monthly Deductions begin on the Policy Date. You may only make one premium payment with the application. The minimum amount you must pay is set forth in the application. If we decline an application, we refund the premium payment made.

     If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement beginning on the later of the date the application is signed or the date of any required medical examination. (See "Death Benefits.")

     PREMIUM ON DELIVERY. If you pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date is the date of delivery, and the investment start date is the date your premium payment is received at our Administrative Office. In New Jersey, the Policy Date and the investment start date will generally be the date on which your premium payment is received at our Administrative Office.

     BACKDATING. We may consent to backdate a Policy, if you request, by assigning a Policy Date earlier than the date the Policy application is approved. You may wish to backdate so that you can obtain lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must also pay the No Lapse Premiums due for the period between the Policy Date and the investment start date. As of the investment start date, we allocate to the Policy those net premiums, adjusted for monthly Policy charges. Backdating is not available in New Jersey.

Right To Examine Policy

     You may cancel the Policy or an increase in face amount within ten days (more in some states) after you receive it. You may return the Policy or face amount increase to us or your registered representative. Insurance coverage ends as soon as you return the Policy (determined by postmark, if the Policy is mailed). If you cancel the Policy, we refund any premiums paid (or any other amount that is required by state insurance law). If you return an increase in face amount, it is cancelled from its beginning, and we will return to your cash value the Monthly Deductions for the increase, as well as the Face Amount Increase Administration Charge.

     FOR POLICIES ISSUED IN CALIFORNIA. If you are age 60 or older, you may cancel the Policy within 30 days after you receive it. If you elected on the Policy application to allocate 100% of your initial net premium to the BlackRock Money Market Division, we will generally refund the premiums you paid; if you elected to allocate your initial net premium to the other investment Divisions and/or the General Account, we will refund the Policy's cash value.

Allocation Of Net Premiums

     We generally allocate your initial net premium to the Divisions and the General Account as of the investment start date. In states that require a refund of premiums if you exercise the Right to Examine Policy provision, however, we hold your initial net premium in the BlackRock Money Market Division until fifteen days after we apply your initial premium to the Policy, and then we make the allocation among the Divisions and/or the General Account as you choose. You can allocate to a cumulative maximum of 49 accounts (including the General Account) over the life of the Policy. You may allocate any whole percentage to a Division. For special rules regarding allocations to the General Account, see "The General Account."

     You make the initial premium allocation when you apply for a Policy. You can change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when we receive your request. You may request the change by telephone, in writing or over the Internet. (See "Receipt of Communications and Payments at General American's Administrative Office.")

     FOR POLICIES ISSUED IN CALIFORNIA. If you are age 60 or older and you allocate 100% of your initial net premium to the BlackRock Money Market Division in order to receive a refund of premiums should you cancel the Policy during the Right to Examine period, we will not automatically transfer your cash value or reallocate your future premiums to the other Divisions and/or the General Account once the Right to Examine period has ended. You must contact us to request a transfer or reallocation.

     We will maintain an ongoing record of the accounts to which you allocate premiums and cash values. Each time you make an allocation to an account that has not previously received an allocation, the account will be added to your cumulative lifetime total. An account will not be counted more than once. You may therefore transfer all cash value out of an account and later reallocate cash value or premiums to that same account without increasing the number of accounts utilized. If an underlying fund is replaced by a new fund, the transfer of cash value to the new fund will not be considered a new allocation. Allocating premiums and cash value among a large number of accounts in early Policy years may limit your ability to take advantage of new funds that may be added in later years.

     We allocate net premiums to your Policy's Divisions on the day the payments are received at our Administrative Office, if they are received before the close of regular trading on the New York Stock Exchange. Payments received after that time, or on a day when the New York Stock Exchange is not open, will be allocated to your Policy's Divisions on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at General American's Administrative Office".)

     When we allocate net premiums to your Policy's Divisions, we convert them into accumulation units of the Divisions. We determine the number of accumulation units by dividing the dollar amount of the net premium by the accumulation unit value. For your initial premium, we use the accumulation unit value on the investment start date. For subsequent premiums, we use the accumulation unit value next determined after receipt of the payment. (See "Cash Value".)

         RECEIPT OF COMMUNICATIONS AND PAYMENTS AT GENERAL AMERICAN'S
                             ADMINISTRATIVE OFFICE

     We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the

New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

     The Administrative Office for various Policy transactions is as follows:


Premium Payments                          General American
                                          P.O. Box 790201
                                          St. Louis, MO 63179-0201

Payment Inquiries and Correspondence      General American
                                          Remittance Processing
                                          18210 Crane Nest Drive
                                          Tampa, FL 33647

Beneficiary and Ownership Changes         General American
                                          P.O. Box 990059
                                          Hartford, CT 06199-0059

Surrenders, Loans, Withdrawals            General American
and Division Transfers                    P.O. Box 990090
                                          Hartford, CT 06199-0090

Death Claims                              General American
                                          P.O. Box 990090
                                          Hartford, CT 06199-0090

Cancellations (Free Look Period)          General American/MetLife
                                          Johnstown Compliance Resource Center
                                          Free Look Unit
                                          500 Schoolhouse Road
                                          Johnstown, PA 15904

All Telephone Transactions and Inquiries  (800) 638-9294

     You may request a transfer or a reallocation of future premiums by written request (which may be telecopied) to us, by telephoning us, or, for Policies that are not business-owned, over the Internet (subject to our restrictions on "market timing" transfers). To request a transfer or reallocation by telephone, you should contact your registered representative or contact us at 1-800-638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.metlife.com. We use reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine. Any telephone, Internet or fax instructions that we reasonably believe to be genuine are your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

     If you send your premium payments or transaction requests to an address other than the one we have designated for receipt of such premium payments or requests, we may return the payment to you, or there may be a delay in applying the premium payment or transaction to your Policy.

Payment of Proceeds

     We ordinarily pay any cash surrender value, loan value or death benefit proceeds from the Divisions within seven days after we receive a request, or satisfactory proof of death of the insured (and any other information we need to pay the death proceeds). However, we may delay payment (except when a loan is made to pay a premium to us) or transfers from the Divisions: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted as determined by the SEC,
(ii) if the SEC by order permits postponement or determines that an emergency exists that makes payments or Division transfers impractical, or (iii) at any other time when the Eligible Funds or the Separate Account have the legal right to suspend payment.

     We may also withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

     Unless otherwise requested, we may apply the Policy's death proceeds to our Total Control Account. We establish a Total Control Account at a banking institution at the time for payment. The Total Control Account is an interest-bearing checking account through which you have convenient and complete access to the proceeds, which are maintained in our General Account or that of an affiliate. Interest is credited at an effective rate of 3% per year.

                                  CASH VALUE

     Your Policy's total cash value includes its cash value in the Separate Account and in the General Account. If you have a Policy loan, the cash value also includes the amount we hold in the Loan Account as a result of the loan.

     The cash value reflects:

     .  net premium payments

     .  the net investment experience of the Policy's Divisions

     .  interest credited to cash value in the General Account

     .  interest credited to amounts held in the Loan Account for a Policy loan

     .  the death benefit option you choose

     .  Policy charges

     .  partial withdrawals

     .  transfers among the Divisions and the General Account.

     The Policy's total cash value in the Separate Account equals the number of accumulation units credited in each Division multiplied by that Division's accumulation unit value. We convert any premium, interest earned on loan cash value, or cash value allocated to a Division into accumulation units of the Division. Surrenders, partial withdrawals, Policy loans, transfers and charges deducted from the cash value reduce the number of accumulation units credited in a Division. We determine the number of accumulation units by dividing the dollar amount of the transaction by the Division's accumulation unit value next determined following the transaction. (In the case of an initial premium, we use the accumulation unit value on the investment start date).

     The accumulation unit value of a Division depends on the net investment experience of its corresponding Eligible Fund and reflects fees and expenses of the Eligible Fund. We determine the accumulation unit value as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading by multiplying the most recent accumulation unit value by the net investment factor ("NIF") for that day (see below).

     The NIF for a Division reflects:

     . the change in net asset value per share of the corresponding Eligible Fund (as of the close of regular trading on the Exchange) from its last value,

     . the amount of dividends or other distributions from the Eligible Fund since the last determination of net asset value per share, and

     .  any deductions for taxes that we make from the Separate Account.

     The NIF can be greater or less than one.

                                DEATH BENEFITS

     If the insured dies while the Policy is in force we pay a death benefit to the beneficiary. Coverage under the Policy generally begins when you pay the initial premium. If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement for a limited time that begins on the later of the date we receive the premium payment or the date of any required medical examination. Temporary coverage is not available for proposed insureds who have received medical treatment for, or been diagnosed as having, certain conditions or diseases specified in the temporary insurance agreement. The maximum temporary coverage is the lesser of the amount of insurance applied for and $1,000,000. These provisions vary in some states.

     Death Benefit Options--to Age 100. When you apply for a Policy, you must choose between two death benefit options. If you fail to select a death benefit option in the application, we will seek the required information from you.

     The Option A (Face Amount) death benefit is equal to the face amount of the Policy. The Option A death benefit is fixed, subject to increases required by the Internal Revenue Code of 1986 (the "Code").

     The Option B (Face Amount Plus Cash Value) death benefit is equal to the face amount of the Policy, plus the Policy's cash value, if any. The Option B death benefit is also subject to increases required by the Internal Revenue Code.

     Choice of Tax Test. The Internal Revenue Code requires the Policy's death benefit to be not less than an amount defined in the Code. As a result, if the cash value grows to certain levels, the death benefit increases to satisfy tax law requirements.

     When you apply for your Policy, you select which tax test will apply to the death benefit. You will choose between: (1) the guideline premium test, and
(2) the cash value accumulation test. The test you choose at issue cannot be changed.

     Under the Guideline Premium Test, the death benefit will not be less than the cash value times the guideline premium factor. See Appendix A.

     Under the Cash Value Accumulation Test, the death benefit will not be less than the cash value times the net single premium factor set by the Code. Net single premium factors are based on the age, smoking status, underwriting class and sex of the insured at the time of the calculation. Sample net single premium factors appear in Appendix A.

     If cash value growth in the later Policy years is your main objective, the guideline premium test may be the appropriate choice because it does not require as high a death benefit as the cash value accumulation test, and therefore cost of insurance charges may be lower, once the Policy's death benefit is subject to increases required by the Code. If you select the cash value accumulation test, you can generally make a higher amount of premium payments for any given face amount, and a higher death benefit may result in the long term. If cash value growth in the early Policy years is your main objective, the cash value accumulation test may be the appropriate choice because it allows you to invest more premiums in the Policy for each dollar of death benefit.

     If you seek to reduce the cost of your insurance protection in the first ten Policy years, it is generally to your economic advantage to include some portion or percentage of your insurance coverage under a Supplemental Coverage Term Rider, because current charges for the rider are lower than for the base Policy in Policy years 1 through 10. In Policy years 11 through 25 current charges are the same, but starting in Policy year 26 (or the insured's age 95, if earlier), current charges for coverage under the rider are higher than under the base Policy. Guaranteed maximum charges on the rider are generally higher in all Policy years (except under Policies issued in New Jersey, where they are the same as for the base Policy). In determining how much rider coverage to include, you must balance the cost savings to be gained in the first ten Policy years against the increased cost of coverage in later Policy years. You should also be aware that unlike the base Policy, the Supplemental Coverage Term Rider terminates at age 100, and the benefit provided by the Acceleration of Death Benefit Rider (described below) does not apply to the coverage under the Supplemental Coverage Term Rider. Reductions in the face amount of the Supplemental Coverage Term Rider can only occur on Policy anniversaries.

     Reductions in or elimination of term rider coverage do not trigger a Surrender Charge, and use of a term rider generally reduces sales compensation. Because the term insurance riders don't have surrender charges, a Policy providing insurance coverage with a combination of base Policy and term rider will have a lower maximum surrender charge than a Policy with the same amount of insurance coverage provided solely by the base Policy. However, like the cost of coverage under the Policy, charges deducted from the Policy's cash value to pay for term rider coverage no longer participate in the investment experience of the Separate Account, and usually increase with the age of the covered individual. Term riders have no surrenderable cash value.

     Your determination as to how to purchase a desired level of insurance coverage should be based on your specific insurance needs. Your registered representative can provide you more information on the uses of term rider coverage.

     AGE 100. If the death benefit is payable on or after the insured's attained age 100, the death benefit will be:

     . the cash value on the date of death, if the insured was older than 80 at issue, or

     . the greater of (1) the cash value on the date of death, and (2) the lesser of the face amount of the Policy on the Policy anniversary when the insured was 80 and the face amount on the Policy anniversary when the insured is 100, if the insured was 80 or younger at issue.

     The tax consequences of keeping the Policy in force beyond the insured's attained age 100 are unclear.

Death Proceeds Payable

     The death proceeds we pay are equal to the death benefit on the date of the insured's death, reduced by any outstanding loan and accrued loan interest on that date. If death occurs during the grace period, we reduce the proceeds by the amount of unpaid Monthly Deductions. (See "Lapse and Reinstatement".) We increase the death proceeds (1) by any rider benefits payable and (2) by any cost of insurance charge made for a period beyond the date of death.

     We may adjust the death proceeds if the insured's age or sex was misstated in the application, if death results from the insured's suicide within two years (less in some states) from the Policy's date of issue, or if a rider limits the death benefit.

     Suicide. If the insured, while sane or insane, commits suicide within two years (or less, if required by state law) from the date of issue, the death benefit is limited to premiums paid, less any outstanding loan and loan interest to the date of death and partial withdrawals. If the insured, while sane or insane, commits suicide within two years (or less, if required by state law) after the effective date of an increase in face amount, the death benefit for such increase will be limited to the Monthly Deductions for the increase. (Where required by state law, we determine the death benefit under this provision by using the greater of: the reserve of the insurance which is subject to the provision; and the amounts used to purchase the insurance which is subject to the provision.)

Change in Death Benefit Option

     After the first Policy year and prior to the insured's attained age 100 (85 in Florida and Oregon), you may change your death benefit option by written request to our Administrative Office. (See "Receipt of Communications and Payments at General American's Administrative Office".) The change will be effective on the monthly anniversary on or following the date we receive your request. We may require proof of insurability. A change in death benefit option may have tax consequences.

     If you change from Option A (Face Amount) to Option B (Face Amount Plus Cash Value), we reduce the Policy's face amount if necessary so that the death benefit is the same immediately before and after the change. A face amount reduction below $50,000 requires our consent. If we reduce the face amount, we will first reduce any prior increases in face amount that you applied for, in the reverse order in which the increases occurred, then the face amount of any Supplemental Coverage Term Rider, then any remaining initial face amount (including any increase in face amount from a prior change in death benefit option), but not below the Policy minimum, and finally the face amount of any Adjustable Benefit Term Rider. A partial withdrawal of cash value may be necessary to meet Federal tax law limits on the amount of premiums that you can pay into the Policy. A Surrender Charge may apply to a Policy face amount reduction or partial withdrawal that reduces the face amount on a change from Option A to Option B. (See "Surrender Charge".)

     If you change from Option B (Face Amount Plus Cash Value) to Option A (Face Amount), we increase the Policy's face amount, if necessary, so that the death benefit is the same immediately before and after the change.

Increase In Face Amount

     You may increase the Policy's face amount. We require satisfactory evidence of insurability, and the insured's attained age must not exceed the maximum age at which we currently offer new insurance for the amount of the increase. The minimum amount of increase permitted is $10,000 ($20,000 for insureds aged 90). The increase is effective on the monthly anniversary on or next following our receipt of a completed request at our Administrative Office. (See "Receipt of Communications and Payments at General American's Administrative Office".) An increase in face amount may have tax consequences.

     A Face Amount Increase Administration Charge of $100 applies to each underwritten face amount increase, and is deducted from the Policy's cash value on the monthly anniversary when the increase takes effect. The face amount increase will have its own Target Premium, as well as its own Surrender Charge, monthly Administration and Issue Expense Charge rates, current cost of insurance rates, and Right to Examine Policy and suicide and contestability periods as if it were a new Policy. (See "Surrender Charge", "Monthly Deduction from Cash Value", "Partial Withdrawal" and "Reduction in Face Amount".) When calculating the monthly cost of insurance charge, we attribute the Policy's cash value first to any remaining initial face amount (including any increase in face amount from a prior change in death benefit option), then to the Supplemental Coverage Term Rider, then to the Adjustable Benefit Term Rider, and finally to any face amount increases in the order in which they were issued, for purposes of determining the net amount at risk.

Reduction in Face Amount

     After the first Policy year, you may reduce the face amount of your Policy without receiving a distribution of any Policy cash value. You may reduce your Policy's face amount by reducing the face amount of your Supplemental Coverage Term Rider or your Adjustable Benefit Term Rider, if applicable, or by reducing the face amount of your base Policy.

     If you decrease the face amount of your base Policy, we deduct any Surrender Charge that applies from the Policy's cash value in proportion to the amount of the face amount reduction. (A reduction in the face amount of your Supplemental Coverage Term Rider or Adjustable Benefit Term Rider will not trigger a Surrender Charge.)

     A face amount reduction usually decreases the Policy's death benefit. (However, if we are increasing the death benefit to satisfy Federal income tax laws, a face amount reduction will not decrease the death benefit unless we deduct a Surrender Charge from the cash value. A reduction in face amount in this situation may not be advisable.) We also may decrease any rider benefits attached to the Policy. The amount of any face reduction must be at least $10,000, and the face amount remaining after a reduction must meet our minimum face amount requirements for issue, except with our consent.

     If you choose to reduce your base Policy face amount, we will first decrease any prior increases in face amount that you applied for, in the reverse order in which the increases occurred, and then any remaining initial face amount (including any increase in face amount from a prior change in death benefit option).

     A reduction in face amount reduces the Federal tax law limits on the amount of premiums that you can pay under the Policy under the guideline premium test. In these cases, a portion of the Policy's cash value may have to be paid to you to comply with Federal tax law.

     A face amount reduction takes effect as of the monthly anniversary on or next following the date when we receive a request. You may only reduce the face amount of your Supplemental Coverage Term Rider on the Policy anniversary. You can contact your registered representative or our Administrative Office for information on face reduction procedures. (See "Receipt of Communications and Payments at General American's Administrative Office".)

     A reduction in the face amount of a Policy may create a Modified Endowment Contract or have other adverse tax consequences. If you are contemplating a reduction in face amount, you should consult your tax adviser regarding the tax consequences of the transaction. (See "Tax Considerations".)

                      SURRENDERS AND PARTIAL WITHDRAWALS

Surrender

     You may surrender a Policy for its cash surrender value at any time while the insured is living. We determine the cash surrender value as of the date when we receive the surrender request. (See "Receipt of Communications and Payments at General American's Administrative Office".) The cash surrender value equals the cash value reduced by any Policy loan and accrued interest and by any applicable Surrender Charge. (See "Surrender Charge".) You may apply all or part of the cash surrender value to a payment option. Once a Policy is surrendered, all coverage and benefits cease and cannot be reinstated. A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)

Partial Withdrawal

     After the Right to Examine Policy period you may withdraw a portion of the Policy's cash surrender value. A partial withdrawal reduces the Policy's death benefit and may reduce the Policy's face amount if necessary so that the amount at risk under the Policy will not increase. A partial withdrawal may also reduce rider benefits. We reserve the right to decline a partial withdrawal request that would reduce the face amount below the Policy's required minimum. The minimum amount of a partial withdrawal request must be $500.

     We have the right to limit partial withdrawals to no more than 90% of the cash surrender value. In addition, a partial withdrawal will be limited by any restriction that we currently impose on withdrawals from the General Account. (See "The General Account".) Currently, we permit partial withdrawals of up to 100% of the cash surrender value in the Separate Account. We have the right to limit partial withdrawals to twelve per Policy year. Currently we do not limit the number of partial withdrawals. We reserve the right to impose a charge of $25 on each partial withdrawal in excess of twelve per Policy year.

     If a partial withdrawal reduces your Policy's face amount, the amount of the Surrender Charge that will be deducted from your cash value is an amount that is proportional to the amount of the face reduction. The amount deducted will reduce the remaining Surrender Charge payable under the Policy. For the first partial withdrawal in each Policy year, no Surrender Charge will apply on up to 10% of the cash surrender value at the time of the withdrawal (or, if less, the amount of the partial withdrawal).

     Any face amount reduction resulting from a partial withdrawal will reduce the face amount in the following order: any remaining initial face amount (including face amount increases resulting from a change in death benefit option) down to the required minimum (excluding riders), the amount of any Supplemental Coverage Term Rider, the face amount of any Adjustable Benefit Term Rider, and any face amount increases in the same order in which they were issued.

     You may not reinvest cash value paid upon a partial withdrawal in the Policy except as premium payments, which are subject to the charges described under "Deductions from Premiums".

     Unless you request otherwise, a partial withdrawal reduces the cash value in the Divisions of the Separate Account and the General Account in the same proportion that the cash value in each bears to the Policy's total unloaned cash value. If current restrictions on the General Account will not permit this allocation, we will ask you for an acceptable allocation. We determine the amount of cash surrender value paid upon a partial withdrawal as of the date when we receive a request. You can contact your registered representative or our Designated Office for information on partial withdrawal procedures. (See "Receipt of Communications and Payments at General American's Administrative Office".)

     A reduction in the death benefit as a result of a partial withdrawal may create a Modified Endowment Contract or have other adverse tax consequences. If you are contemplating a partial withdrawal, you should consult your tax adviser regarding the tax consequences. (See "Tax Considerations".)

     Anniversary Partial Withdrawal Rider. This rider is available to you at no cost at issue of the Policy if the insured is age 85 or younger. If you choose the rider, you can make a partial withdrawal of cash value on any Policy anniversary until age 95 of the insured, without reducing the Policy's face amount. You can withdraw the greater of (1) 15% of the cash surrender value at the beginning of the Policy year, and (2) the increase in cash surrender value since the last Policy anniversary.

     The minimum amount withdrawn must be $500. Any limits that would otherwise apply to a partial withdrawal do not apply to a withdrawal under this rider. However, if you make a partial withdrawal (1) for more than the amount permitted under the rider, or (2) on a day other than the Policy anniversary, the rider will terminate. It also terminates at age 95 of the insured, or upon your request.

     Split Dollar Partial Withdrawal. If the Policy is issued in connection with a split dollar insurance arrangement, after the first Policy year, you will have a one-time right to request a withdrawal of up to the entire cash surrender value without regard to the General Account withdrawal limits. Exercise of this right must be accompanied by a release of the collateral assignment, if applicable. Normal withdrawal rules apply unless you specifically request your withdrawal in reference to the split dollar partial withdrawal provision. At the time of your request, you must elect one of the following Withdrawal
Options:

     1. Dollar for dollar withdrawal option, under which the amount of any face amount reduction and associated Surrender Charge are determined in the same manner as for any other partial withdrawal.

     2. Split dollar rollout withdrawal option, under which the amount of any face amount reduction is limited to the amount that would result in a recapture ceiling taxable amount of zero.

     The split dollar partial withdrawal endorsement is only available at issue and will automatically be included with any policy issued under a split dollar arrangement. There is no current cost for this endorsement, however, we reserve the right to assess a transaction charge of no more than $25 for a withdrawal.

     The endorsement is not available if you have selected the Anniversary Partial Withdrawal Rider. You should consult a tax adviser with respect to the tax consequences of the rider.

                                   TRANSFERS

Transfer Option

     You may transfer your Policy's cash value between the Divisions and to and from the General Account. (In states where we refund your premium if you exercise the Right to Examine Policy provision, your right to transfer begins after the first 15 days following application of the initial premium to the Policy.) We reserve the right to limit transfers to twelve per Policy year. Currently we do not limit the number of transfers per Policy year. We reserve the right to make a charge of $25 per transfer for transfers in excess of twelve in a Policy year. We treat all transfer requests made at the same time as a single request. The transfer is effective as of the date when we receive the transfer request at our Administrative Office, if it is received before the close of regular trading on the New York Stock Exchange. A transfer request received after that time, or on a day when the New York Stock Exchange is not open, will be effective on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at General American's Administrative Office".) For special rules regarding transfers involving the General Account, see "The General Account".

     Frequent requests from Policy Owners to transfer cash value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., the BlackRock Strategic Value Portfolio, Julius Baer International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS Research International Portfolio and American Funds Global Small Capitalization Fund) and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category;
(2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

     We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the underlying Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

     American Funds Monitoring Policy. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30- day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

     Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

     Transfers made under the dollar cost averaging program or the portfolio rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

     The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Eligible Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

     The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds, we have entered into a written agreement, as required by SEC regulation, with each Eligible Fund or its principal underwriter that obligates us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Eligible Fund.

     In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by Eligible Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Eligible Funds. If an Eligible Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in disruptive trading activity, the Eligible Fund may reject the entire omnibus order.

     In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Eligible Fund prospectuses for more details.

Dollar Cost Averaging/Portfolio Rebalancing

     The Policy offers two automated transfer privileges: dollar cost averaging and portfolio rebalancing. With dollar cost averaging, your cash value will be transferred periodically from the BlackRock Money Market Division to one or more other Divisions that you select. With portfolio rebalancing, your cash value will be automatically reallocated among the Divisions and the General Account periodically to return the allocation to the percentages you specify. These transfer privileges allow you to take advantage of investment fluctuations, but neither assures a profit nor protects against a loss in declining markets.

     Dollar cost averaging involves continuous investment in securities regardless of fluctuating price levels of such securities. You should consider your financial ability to continue purchases through periods of fluctuating price levels. You may not participate in both dollar cost averaging and portfolio rebalancing at the same time. If we exercise our right to limit the number of transfers in the future, or to impose a charge for transfers in excess of 12 per Policy year, transfers under these programs will not count against the total number of transfers allowed, nor be subject to any charge. For more information about these features, please contact your registered representative or see the Statement of Additional Information.

                                     LOANS

     You may borrow all or part of the Policy's "loan value". The loan value equals the Policy's cash value net of the Surrender Charge, reduced by the Monthly Deductions and interest charges through the next Policy anniversary, increased by interest credits through the next Policy anniversary, less any existing Policy loans. The minimum loan amount is $500. We make the loan as of the date when we receive a loan request. (See "Receipt of Communications and Payments at General American's Administrative Office".) You may increase your risk of lapse if you take a loan.

     You should contact our Administrative Office or your registered representative for information on loan procedures.

     A Policy loan reduces the Policy's cash value in the Divisions by the amount of the loan. A loan repayment increases the cash value in the Divisions by the amount of the repayment.

Unless you request otherwise, we attribute Policy loans to the Divisions of the Separate Account and the General Account in proportion to the cash value in each. We transfer cash value equal to the amount of the loan from the Divisions and the General Account to the appropriate Loan Sub-Account within the Loan Account (which is part of the General Account). The Loan Account has a Loan Sub-Account that corresponds to each Division of the Separate Account and the General Account.

     You may repay all or part of your loan at any time while the insured is still alive. When you make a loan repayment, we transfer an amount of cash value equal to the repayment from the Loan Account to the Divisions of the Separate Account and to the General Account in the same proportion that the cash value in each Loan Sub-Account bears to the total cash value in the Loan Account. (See "Receipt of Communications and Payments at General American's Administrative Office".)

     We guarantee that the interest rate charged on Policy loans will not be more than 3.50% per year. Currently, we charge:

     .  3.5% in Policy years 1-10

     .  3.25% in Policy years 11-20

     .  3.00% in Policy years 21+.

     Policy loan interest is due and payable annually on each Policy anniversary. If not paid when due, we add the interest accrued to the loan amount, and we transfer an amount of cash value equal to the unpaid interest from the Divisions and the General Account to the appropriate Loan Sub-Accounts in the same manner as a new loan.

     Cash value in the Loan Account earns interest at not less than 3% per year and is transferred on each Policy anniversary to the Divisions of the Separate Account and to the General Account in the same proportion that the cash value in each Loan Sub-Account bears to the total cash value in the Loan Account. The interest credited will also be transferred: (1) when you take a new loan;
(2) when you make a full or partial loan repayment; and (3) when the Policy enters the grace period.

     The amount taken from the Policy's Divisions as a result of a loan does not participate in the investment experience of the Divisions. Therefore, loans can permanently affect the death benefit and cash value of the Policy, even if repaid. In addition, we reduce any proceeds payable under a Policy by the amount of any outstanding loan plus accrued interest.

     If a Policy loan is outstanding, it may be better to repay the loan than to pay a premium, because the premium payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums".)

     A loan that is taken from, or secured by, a Policy may have tax consequences. Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a Modified Endowment Contract should generally not be treated as a taxable distribution. Nevertheless, the tax consequences associated with loans outstanding after the tenth Policy year are uncertain. A tax adviser should be consulted when considering a loan.

                            LAPSE AND REINSTATEMENT

Lapse

     In general, in any month that your Policy's cash surrender value is not large enough to cover a Monthly Deduction, your Policy will be in default, and may lapse. Two types of premium payment levels can protect your Policy against lapse (1) for the first five Policy years, and (2) until age 100 of the insured.

     First Five Policy Years. In general, if you pay the five-year No Lapse Monthly Premiums on time, the Policy will not lapse even if the cash surrender value is less than the Monthly Deduction in any month. The No Lapse Premium guarantee will be in effect for any month in which the total premiums you have paid, less all partial withdrawals and any outstanding Policy loan and loan interest, and less any cash value that may have been paid to you to enable the Policy to continue to qualify as life insurance for Federal tax purposes, are at least equal to the total No Lapse Premiums for the Policy up to that Policy month. If your total premium payments do not equal this amount, you will not have the protection of the five-year No Lapse Premium Guarantee. The guarantee will not apply if your Policy lapses and you later reinstate it. The No Lapse Monthly Premium is one-twelfth of the No Lapse Annual Premium amount shown in your Policy.

     To Age 100. In general, if you choose the Secondary Guarantee Rider and pay the Secondary Guarantee Premiums on time, the Policy can stay in force until the insured reaches age 100, even if the cash surrender value is less than the Monthly Deduction in any month. Similar to the No Lapse Premium guarantee, the Secondary Guarantee will be in effect for any month in which the total premiums you have paid, less all partial withdrawals and any outstanding Policy loan and loan interest, and less any cash value paid to you to enable the Policy to continue to qualify as life insurance for Federal tax purposes, are at least equal to the sum of the Secondary Guarantee Premiums for the Policy up to that Policy month. If the premiums you have paid do not equal this amount, you will not have the protection of the Secondary Guarantee Rider. We will restrict any payment that would cause the Policy to fail to meet the definition of life insurance under the Internal Revenue Code. This limitation will not cause the Secondary Guarantee Rider to terminate.

     The No Lapse Premium and the Secondary Guarantee Premium will be recalculated due to certain Policy changes. Each will be recalculated if
(1) you change the face amount, (2) you add, delete or change rider coverage,
(3) the rating classification of your Policy is changed, or (4) we correct a misstatement of the insured's age or sex. In addition, the No Lapse Premium will be recalculated if you change the insured, and the Secondary Guarantee Premium will be recalculated if you change your death benefit option.

     If you choose the Secondary Guarantee Rider, the Monthly Deduction will include a charge for the rider until the rider terminates when the insured reaches age 100, unless the rider terminates before then. The rider will also terminate upon request or in the event of the following:

     .  death of the insured

     .  termination of the Policy

     .  change of insured

     . addition of a term rider on the life of someone other than the insured, if you have selected the guideline premium test for the Policy.

     If your Policy is protected against lapse by the five-year No Lapse Premium guarantee or the Secondary Guarantee Rider, we make the Monthly Deduction regardless of the amount of your cash surrender value. If your cash surrender value is insufficient to pay the Monthly Deduction in any month, your Policy will not lapse, but the shortfall will, in effect, cause your cash surrender value to have a negative balance. During any period in which your Policy has negative cash value, no earnings will be credited to the Policy. If a negative cash surrender value balance is not restored, then upon termination of the guarantee period, you will have to pay an amount sufficient to cover the accumulated outstanding Monthly Deductions, in addition to the amount you are required to pay to prevent lapse at the end of the grace period, in order to keep the Policy in force.

     If your Policy is in default, you have a 62-day grace period for payment of a premium large enough to keep the Policy in force. The amount due is the least of: a premium large enough to cover the Monthly Deduction amount due and all deductions from the premium; a premium large enough to satisfy the Secondary Guarantee Rider requirement, if the Policy has the rider; and a premium large enough to meet the five-year No Lapse Monthly Premium test. We will tell you the amount due. You have insurance coverage during the grace period, but if the insured dies before you have paid the premium, we deduct from the death proceeds the amount due for the period before the date of death. If you have not paid the required premium by the end of the grace period, your Policy will lapse without value.

     Your Policy may also lapse if Policy loans plus accrued interest exceed the Policy's cash value less the Surrender Charge. In these circumstances, we notify you that the Policy is going to terminate. The Policy terminates without value unless you make a sufficient payment within the later of 62 days from the monthly anniversary immediately before the date when the excess loan occurs or 31 days after we mail the notice. If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)

Reinstatement

     If your Policy has lapsed, in most states you may reinstate it within three years after the date of lapse if the insured has not attained age 100. If more than three years have passed, you need our consent to reinstate. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us.

     If we deducted a Surrender Charge on lapse, we credit it back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the Surrender Charge and other charges except cost of insurance and the Policy loan interest rate, we do not count the amount of time that a Policy was lapsed.

     Some states may require a different grace period than that described above. Please read the grace period provision of your Policy for details.

                         ADDITIONAL BENEFITS BY RIDER

     You can add additional benefits to the Policy by rider, subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Separate Account.

     The following riders and endorsements, some of which have been described previously, are available:

     Supplemental Coverage Term Rider, which provides non-convertible term insurance that terminates at age 100.

     Temporary Term Rider, which provides insurance coverage from the date coverage is approved until a later Policy Date.

     Secondary Guarantee Rider, which provides for a guaranteed death benefit to age 100.

     Waiver of Monthly Deduction Rider, which provides for waiver of Monthly Deductions upon the disability of the insured.

     Waiver of Specified Premium Rider, which provides for waiver of a specified amount of monthly premium in the event of the disability of the insured.

     Guaranteed Survivor Plus Purchase Option, which allows the beneficiary, upon the death of the insured, or the owner, under specified circumstances, to purchase coverage on a designated life or lives without providing evidence of insurability.

     Options to Purchase Additional Life Insurance Rider, which allows the Owner to purchase additional coverage on the insured without providing evidence of insurability.

     Option to Purchase Long-Term Care Insurance Rider, which allows the Owner to purchase long-term care coverage on the insured without providing evidence of insurability.

     Adjustable Benefit Term Rider, which provides term insurance coverage on the insured that allows annual adjustments and which terminates at age 100.

     Acceleration of Death Benefit Rider, which provides for an accelerated payment of all or part of the Policy's death benefit, on a discounted basis, if the insured is terminally ill, as defined in the rider.

     Anniversary Partial Withdrawal Rider, which allows cash value to be withdrawn without reducing the Policy's face amount.

     Split Dollar Partial Withdrawal Endorsement, which provides for a one-time withdrawal of cash value in connection with a split dollar life insurance arrangement.

     Not all riders may be available to you and riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of riders.

                              THE GENERAL ACCOUNT

     THE POLICY HAS A GENERAL ACCOUNT OPTION ONLY IN STATES THAT APPROVE IT.

     You may allocate net premiums and transfer cash value to the General Account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the General Account are not registered under the Securities Act of 1933. The General Account is not registered as an investment company under the Investment Company Act of 1940. Therefore, neither the General Account nor any interest therein is generally subject to the provisions of these Acts, and the SEC does not review General Account disclosure. This disclosure may, however, be subject to certain provisions of the Federal securities laws on the accuracy and completeness of prospectuses.

General Description

     The General Account includes all of our assets except assets in the Separate Account or in our other separate accounts. We decide how to invest our General Account assets. General Account allocations do not share in the actual investment experience of the General Account. Instead, we guarantee that the General Account will credit interest at an annual effective rate of at least 3%. We may or may not credit interest at a higher rate. We declare the current interest rate for the General Account periodically. The General Account earns interest daily.

Values and Benefits

     Cash value in the General Account increases from net premiums allocated and transfers to the General Account and General Account interest, and decreases from loans, partial withdrawals made from the General Account, charges and transfers from the General Account. We deduct charges from the General Account and the Policy's Divisions in proportion to the amount of cash value in each. (See "Monthly Deduction from Cash Value".) A Policy's total cash value includes cash value in the Separate Account, the General Account, and any cash value held in the Loan Account due to a Policy loan.

     Cash value in the General Account is included in the calculation of the Policy's death benefit in the same manner as the cash value in the Separate Account. (See "Death Benefits".)

Policy Transactions

     Except as described below, the General Account has the same rights and limitations regarding premium allocations, transfers, loans, surrenders and partial withdrawals as the Separate Account. The following special rules apply to the General Account.

     After the Right to Examine Policy period, a portion of the cash value may be withdrawn from the General Account or transferred from the General Account to the Separate Account. The amount of any partial withdrawal (net of applicable Surrender Charges) or any transfer must be at least $500, unless the balance remaining would be less than $100, in which case you may withdraw or transfer the entire General Account cash value. No amount may be withdrawn from the General Account that would result in there being insufficient cash value to meet any Surrender Charges that would be payable immediately following the withdrawal upon the surrender of the remaining cash value in the Policy. The total amount of transfers and withdrawals in a Policy year may not exceed a Maximum Amount equal to the greater of (a) 25% of the Policy's cash surrender value in the General Account at the beginning of the Policy year, or (b) the previous Policy year's Maximum Amount (not to exceed the total cash surrender value of the Policy). We are not currently imposing this maximum limit, but we reserve the right to do so.

     Transfers and premium allocations to, and withdrawals from, the General Account are limited by the Maximum Allocation Percent and Maximum Withdrawal Percent Limit set forth in your Policy and in effect at the time a transfer request is made.

     There is no transaction charge for the first twelve partial withdrawals or twelve transfers in a Policy year. We reserve the right to limit partial withdrawals and transfers to twelve each in a Policy year and to impose a charge of $25 for each partial withdrawal or transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals will result in the imposition of any applicable Surrender Charges.

     Unless you request otherwise, a Policy loan reduces the Policy's cash value in the Divisions and the General Account proportionately. We allocate all loan repayments in the same proportion that the cash value in each Loan Sub-Account bears to the total value of the Loan Account. The amount transferred from the Policy's Divisions and the General Account as a result of a loan earns interest at an effective rate of at least 3% per year, which we credit to the Policy's cash value in the Divisions and the General Account in proportion to the Policy's cash value in each on the day it is credited.

     Unless you request otherwise, we take partial withdrawals from the Policy's Divisions and the General Account in the same proportion that the cash value in each account bears to the Policy's total unloaned cash value. If current restrictions on the General Account will not permit this allocation, we will ask you for an acceptable allocation.

     We can delay transfers, surrenders, withdrawals and Policy loans from the General Account for up to six months (to the extent allowed by state insurance law). We will not delay loans to pay premiums on policies issued by us.

                                    CHARGES

     We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

     Services and benefits we provide:

     .  the death benefit, cash, and loan benefits under the Policy

     .  investment options, including premium allocations

     .  administration of elective options

     .  the distribution of reports to Policy Owners

     Costs and expenses we incur:

     . costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

     .  overhead and other expenses for providing services and benefits

     .  sales and marketing expenses

     . other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

     Risks we assume:

     . that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate

     . that the cost of providing the services and benefits under the Policies exceed the charges we deduct

     The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and surrender charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the Asset Charge and the cost of insurance charge, to help cover those expenses. We may profit from certain Policy charges.

Deductions From Premiums

     Prior to the allocation of a premium, we deduct a percentage of your premium payment. We credit the remaining amount (the net premium) to your cash value according to your allocation instructions. The deductions we make from each premium payment are the sales charge, the premium tax charge, and the federal tax charge.

     SALES CHARGE. We deduct a 5% sales charge from premiums.

     The sales charge is currently 2% rather than 5% for premiums paid in Policy year 11 and thereafter.

     The maximum sales charge is 5.6% in North Carolina.

     Premium Tax Charge. We deduct 2.5% from each premium for premium taxes and administrative expenses. Premium taxes vary from state to state, but we deduct a flat 2.5%, which is based on an average of such taxes. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

     The maximum premium tax charge is 1.9% in North Carolina.

     Federal Tax Charge. We deduct 1.25% from each premium for our Federal income tax liability related to premiums.

     Example: The following chart shows the net amount that we would allocate to the Policy assuming a premium payment of $2,000 (in the first ten Policy years).

Premium Net premium
------- -----------
$2,000.   $2,000
            -175    (8.75% X 2,000 = total sales, premium tax and Federal tax charges)
          ------
          $1,825    Net Premium

Surrender Charge

     If, during the first ten Policy years, or during the first ten Policy years following a face amount increase, you surrender or lapse your Policy, reduce the face amount, or make a partial withdrawal or change in death benefit option that reduces the face amount, then we will deduct a Surrender Charge from the cash value. (For insureds whose issue age is 90 at issue of the Policy, or the face amount increase, the Surrender Charge period is nine years.) The maximum Surrender Charge is shown in your Policy.

     For the first partial withdrawal in any Policy year, no Surrender Charge will apply to 10% of the cash surrender value at the time of the withdrawal (or, if less, the amount of the partial withdrawal).

     We base the Surrender Charge on a percentage of the Target Premium. The Surrender Charge that applies during the first Policy year (or the first year following a face amount increase) is equal to 45% of the Target Premium. After the first Policy year, the Surrender Charge declines ratably on a monthly basis until it reaches $0 in the last month of the tenth Policy year (or the tenth year following a face amount increase).

Examples -- Surrender Charges

                                  Hypothetical Target Maximum Surrender
                 Insured                Premium            Charge
         ------------------------ ------------------- -----------------
         Male, Age 45............       $ 6,900            $ 3,105
          Preferred Nonsmoker
          Face Amount $500,000
         Female, Age 45..........       $ 1,328            $   598
          Preferred Smoker
          Face Amount $100,000
         Male, Age 55............       $25,990            $11,696
         Standard Smoker
          Face Amount $1,000,000

     The table below shows the maximum Surrender Charge that applies to the Policy. The table shows the charge that applies if the lapse, surrender or face amount reduction occurs in any month of Policy year one and in the last month of Policy years two through ten.

Examples -- Surrender Charges

                                                            The Maximum
                               For Policies Which Are Surrender Charge Is The
                                Surrendered, Lapsed   Following Percentage Of
                                 Or Reduced During      One Target Premium
                               ---------------------- -----------------------
   Entire Policy Year                     1                     45%
   Last Month of Policy Years             2                     40%
                                          3                     35%
                                          4                     30%
                                          5                     25%
                                          6                     20%
                                          7                     15%
                                          8                     10%
                                          9                      5%
                                         10                      0%

     In the case of a face amount reduction or a partial withdrawal or change in death benefit option that results in a face amount reduction, we deduct any Surrender Charge that applies from the Policy's remaining cash value in an amount that is proportional to the amount of the Policy's face amount surrendered. (See "Reduction in Face Amount," "Partial Withdrawal" and "Change in Death Benefit Option".)

     The surrender charge reduces the Policy's cash value in the Divisions and the General Account in proportion to the amount of the Policy's cash value in each. However, if you designate the accounts from which a partial withdrawal is to be taken, the charge will be deducted proportionately from the cash value of the designated accounts.

Partial Withdrawal Charge

     We reserve the right to impose a processing charge on each partial withdrawal in excess of 12 per Policy year. If imposed, this charge would compensate us for administrative costs in generating the withdrawn payment and in making all calculations that may be required because of the partial withdrawal.

Transfer Charge

     We reserve the right to impose a processing charge of $25 on each transfer between Divisions or between a Division and the General Account in excess of 12 per Policy year to compensate us for the costs of processing these transfers. Transfers due to dollar cost averaging or portfolio rebalancing do not count as transfers for the purpose of assessing this charge.

Monthly Deduction From Cash Value

     On the first day of each Policy month, starting with the Policy Date, we deduct the "Monthly Deduction" from your cash value.

     . If your Policy is protected against lapse by the five-year No Lapse Premium guarantee or the Secondary Guarantee Rider, we make the Monthly Deduction each month regardless of the amount of your cash surrender value. If your cash surrender value is insufficient to pay the Monthly Deduction in any month, your Policy will not lapse, but the shortfall will, in effect, cause your cash surrender value to have a negative balance. (See "Lapse and Reinstatement".)

     . If the five-year No Lapse Premium guarantee or the Secondary Guarantee Rider is not in effect, and the cash surrender value is not large enough to cover the entire Monthly Deduction, we will make the deduction to the extent cash value is available, but the Policy will be in default, and it may lapse. (See "Lapse and Reinstatement".)

     There is no Monthly Deduction on or after the Policy anniversary when the insured attains age 100.

     The Monthly Deduction reduces the cash value in each Division of the Separate Account and in the General Account in proportion to the cash value in each. However, you may request that we charge the Monthly Deduction to a specific Division of the Separate Account or to the General Account. If, in any month, the designated account has insufficient cash surrender value to satisfy the Monthly Deduction, we will charge the Monthly Deduction to all Divisions and, if applicable, the General Account, in proportion to the cash value in each.

     The Monthly Deduction includes the following charges:

     Policy Charge. The Policy Charge is currently equal to $25.00 per month in the first Policy year and $6.00 per month thereafter (guaranteed not to exceed these amounts in any year). The Policy Charge compensates us for administrative costs such as record keeping, processing death benefit claims and policy changes, preparing and mailing reports, and overhead costs.

     Administration and Issue Expense Charge. During the first ten Policy years, and during the first ten Policy years following a face amount increase, we impose a monthly charge for the costs of underwriting, issuing (including sales commissions), and administering the Policy or the face amount increase. The monthly charge ranges from approximately 3 cents to 38 cents per $1000 of base Policy and Supplemental Coverage Term Rider face amount, and varies by the insured's issue age and smoking status (at the time the Policy or a face amount increase is issued), and, except for unisex Policies, the insured's sex. Currently, the charge is applied only to the base Policy face amount.

     Face Amount Increase Administrative Charge. Each time there is an underwritten increase in the face amount of the base Policy, we deduct a one-time Face Amount Increase Administration Charge of $100 from the Policy's cash value on the monthly anniversary when the increase takes place. This charge compensates us for administrative expenses incurred in connection with the increase, including medical exams, review of the application for the increase, underwriting decisions, application processing, and changing Policy records and the Policy.

     Monthly Charges For the Cost of Insurance. This charge covers the cost of providing insurance protection under your Policy. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. We determine the amount at risk on the first day of the Policy month after we process the Monthly Deduction, except for the cost of insurance, Waiver of Monthly Deduction Rider and Secondary Guarantee Rider charges. The amount at risk is the amount by which the death benefit (generally discounted at the monthly equivalent of 3% per year) exceeds the Policy's cash value. The amount at risk is affected by investment performance, loans, premium payments, fees and charges, partial withdrawals and face amount reductions.

     The guaranteed cost of insurance rates for a Policy depend on the insured's

     .  smoking status

     .  substandard rating

     .  age on the first day of the Policy year

     .  sex (if the Policy is sex-based).

     The current cost of insurance rates will also depend on

     .  underwriting class

     .  the insured's age at issue (and at the time of any face amount increase)

     .  the Policy year (and the year of any face amount increase).

     We guarantee that the rates for underwritten Policies will not be higher than rates based on

     . the 1980 Commissioners Standard Ordinary Mortality Tables (the "1980 CSO Tables") with smoker/nonsmoker modifications, for Policies issued on non-juvenile insureds (age 18 and above at issue), adjusted for substandard ratings or flat extras, if applicable

     . the 1980 Nonsmoker CSO Tables, for Policies issued on juvenile insureds (below age 18 at issue).

       However, in all states except New Jersey, the maximum rates for coverage provided under the Supplemental Coverage Term Rider will be based on 110% of the applicable 1980 CSO Table rates.

     The actual rates we use may be lower than the maximum rates, depending on our expectations about our future mortality and expense experience, lapse rates, taxes and investment earnings. We review the adequacy of our cost of insurance rates and other non-guaranteed charges periodically and may adjust them. Any change will apply prospectively.

     The underwriting classes we use are

     . for Policies issued on non-juvenile insureds: preferred smoker, standard smoker, rated smoker, elite nonsmoker, preferred nonsmoker, standard nonsmoker, rated nonsmoker, guaranteed issue smoker and guaranteed issue nonsmoker

     .  for Policies issued on juvenile insureds: standard and rated.

     Rated and guaranteed issue Policies have higher cost of insurance deductions. We base the guaranteed maximum mortality charges for substandard ratings on multiples of the 1980 CSO Tables. (See below for a discussion of guaranteed issue Policies.)

     The following standard or better smoker and non-smoker classes are available for underwritten Policies:

     . elite nonsmoker for Policies with total face amounts (base Policy plus Supplemental Coverage Term Rider) of $250,000 or more where the issue age is 18 through 80;

     . preferred smoker and preferred nonsmoker for Policies with total face amounts (base Policy plus Supplemental Coverage Term Rider) of $100,000 or more where the issue age is 18 through 80;

     . standard smoker and standard nonsmoker for Policies with total face amounts (base Policy plus Supplemental Coverage Term Rider) of $50,000 or more where the issue age is 18 through 90.

     The elite nonsmoker class offers the best current cost of insurance rates, and the preferred classes generally offer better current cost of insurance rates than the standard classes.

     Cost of insurance rates are generally lower for nonsmokers than for smokers and generally lower for females than for males. Within a given underwriting class, cost of insurance rates are generally lower for insureds with lower issue ages. Where required by state law, and for Policies sold in connection with some employee benefit plans, cost of insurance rates (and Policy values and benefits) do not vary based on the sex of the insured.

     We may offer Policies on a guaranteed issue basis to certain group or sponsored arrangements. The classes available are guaranteed issue smoker and guaranteed issue nonsmoker. We issue these Policies up to predetermined face amount limits. Because we issue these Policies based on minimal underwriting information, they may present a greater mortality cost to us than Policies in a standard class. Therefore, these Policies have their own cost of insurance rates. The cost of insurance rates are guaranteed not to exceed 100% of the 1980 CSO Tables (with smoker/nonsmoker modifications for non-juvenile insureds). Generally the current guaranteed issue rates will exceed current cost of insurance rates for a comparable underwritten Policy.

     Some group or sponsored arrangements may be eligible to purchase Policies on a simplified underwriting basis. They may elect simplified underwriting instead of guaranteed issue or for amounts of insurance above our guaranteed issue limits. However, they may not choose guaranteed issue for some members of the group and simplified underwriting for others. There is no extra insurance charge for Policies issued on a simplified underwriting basis.

     Charges for Additional Benefits and Services. We charge for the cost of any additional rider benefits as described in the rider form. We also may charge you a nominal fee, which we will bill directly to you, if you request a Policy re-issue or re-dating.

     Asset Charge. We impose a charge for our mortality and expense risks. Currently, the charge is made monthly, based on the cash value of the Policy in the Divisions of the Separate Account, at an annual rate of .60% in Policy years 1 through 10; .25% in Policy years 11 through 20; and .15% thereafter. The charge is guaranteed not to exceed .70% in Policy years 1 through 10; .35% in Policy years 11 through 20; and .25% thereafter.

     The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. The expense risk is that our costs of issuing and administering the Policies may be more than we estimated.

Loan Interest Spread

     We charge you interest on a loan at a maximum effective rate of 3.5% per year, compounded daily. We also credit interest on the amount we take from the Policy's accounts as a result of the loan at a minimum annual effective rate of 3% per year, compounded daily. As a result, the loan interest spread will never be more than .50%.

Charges Against The Eligible Funds And The Divisions Of The Separate Account

     Charges for Income Taxes. We currently do not charge the Separate Account for income taxes, but in the future we may make such a charge, if appropriate. We have the right to make a charge for any taxes imposed on the Policies in the future. (See "General American's Income Taxes".)

     Eligible Fund Expenses. There are daily charges against the Eligible Fund assets for investment advisory services and fund operating expenses. These are described in the Fee Table as well as in the attached Eligible Fund prospectuses.

                              TAX CONSIDERATIONS

Introduction

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

     IRS Circular 230 Notice: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

Tax Status of the Policy

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for

Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, separate accounts investing in the Eligible Funds may fail the diversification requirements of Section 817(h) of the Internal Revenue Code of 1986. This could have adverse tax consequences for variable life insurance owners, including losing the benefit of tax deferral.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

     In General. We believe that the death benefit under a Policy should generally be excludible from the gross income of the beneficiary to the extent provided in section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

     Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     Distributions Other Than Death Benefits From Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

     (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

     (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

     (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary.

     If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

     Distributions Other Than Death Benefits From Policies That Are Not Modified Endowment Contracts. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

     Investment in the Policy. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     Policy Loans. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

     Multiple Policies. All Modified Endowment Contracts that are issued by General American (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

     Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Life Insurance Purchases by Nonresident Aliens and Foreign

     Corporations. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence.

     Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a life insurance policy purchase.

     Acceleration of Death Benefit Rider. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts.

     However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

     Estate, Gift and Generation-Skipping Transfer Taxes. The transfer of the Policy or the designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

     The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     Other Policy Owner Tax Matters. The tax consequences of continuing the Policy beyond the insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's Attained Age 100.

     If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited.

     Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy.

     Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

     Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

     Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

     Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

     Guidance on Split Dollar Plans. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements.

     Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

     Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

     Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     Tax Credits and Deductions. The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

General American's Income Taxes

     Under current Federal income tax law, General American is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

     Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                         DISTRIBUTION OF THE POLICIES

     We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor") for the distribution and sale of the Policies. Distributor is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

     Distributor may enter into selling agreements with other broker-dealers ("selling firms") for the sale of the Policies. We pay commissions to Distributor for sales of the Policies by selling firms. We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund, and the American Funds Growth-Income Fund, for the services it provides in marketing the Funds' shares in connection with the Policies. Each of these Funds, and the BlackRock Diversified Portfolio, makes payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing their shares. An affiliate of General American may also receive brokerage commissions on securities transactions initiated by an investment adviser of an Eligible Fund. We also pay for Distributor's operating and other expenses.

     Distributor has entered into selling agreements with affiliated and unaffiliated selling firms under which sales representatives will receive commissions based on commission schedules and rules that vary based on the sales representative's contract. The maximum agent level commissions we and/or Distributor pay for sale of the Policy are: 90% of Target Premium and 3% of excess premiums paid in year 1; 2% of premiums paid in years 2-10; 1% of premiums paid in years 11 and later; and an additional service fee, based on a percentage of the Policy's unloaned cash value, in the following amounts: 0.10% in years 2-10; 0.08% in years 11-20; and 0.06% in years 21 and later. Under an alternative commission schedule available to sales representatives of certain affiliated selling firms, commissions paid in the first Policy year could be less than these amounts and service fees in later years could be greater than these amounts, although we anticipate that total commissions paid under either schedule would be equivalent on a present value basis. Sales representatives receive less compensation for the sale of Policies that provide a significant portion of death benefit coverage through the use of term riders.

     We and/or Distributor may also make bonus payments to selling firms in the following amounts: up to 20% of Target Premium and 1.0% of premiums paid in excess of Target Premium in Policy year 1; and 1.0% of all premiums paid thereafter.

     We may also pay for the operating and other expenses of affiliated selling firms, including the following sales expenses: sales representative training allowances; compensation and bonuses for the affiliated selling firms' management team; advertising expenses; and all other expenses of distributing the Policies. Because registered representatives of affiliated selling firms are also agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. In certain cases, the additional cash compensation paid is based on the amount of proprietary products sold. Proprietary products are products issued by General American or its affiliates. Receipt of this additional compensation may provide sales representatives with an incentive to favor proprietary products over similar products issued by non-affiliates. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

     A portion of the payments made to unaffiliated selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. A selling firm or sales representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

     Distributor may also enter into preferred distribution arrangements with certain selling firms, under which it pays additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of these variable insurance products. Introduction fees are payments to selling firms in connection with the addition of these variable products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer these products. Persistency payments are periodic payments based on account and/or cash values of these variable insurance products. Preferred status fees are paid to obtain preferred treatment of these products in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.

     The preferred distribution arrangements are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms or their representatives with an incentive to favor sales of the Policies over other variable insurance policies (or other investments) with respect to which the selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Policies. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

     Commissions and other incentives or payments described above are not charged directly to Policy Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

     The Statement of Additional Information contains additional information about the compensation paid for the sale of the Policies.

                               LEGAL PROCEEDINGS

     In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. In addition, in May 2004, General American received a Wells Notice stating that the SEC staff was considering recommending that the SEC bring a civil action alleging violations of the U.S. securities laws against General American with respect to market timing and late trading in a limited number of privately-placed variable insurance contracts that were sold through General American. General American responded to the SEC staff and cooperated with the investigation. On August 9, 2007, the SEC announced that it had settled an enforcement action regarding late trading against General American with, among other things, General American agreeing to pay a civil penalty and to comply with certain undertakings. General American consented to the SEC's order without admitting or denying the findings. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Policies.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The financial statements of each of the Divisions of General American Separate Account Eleven included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                             FINANCIAL STATEMENTS

     You may find the financial statements of the Company in the Statement of Additional Information. General American's financial statements should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                   GLOSSARY

     Account. A Division of the Separate Account or the General Account.

     Age. The age of an insured refers to the insured's age at his or her nearest birthday.

     Base Policy. The Policy without riders.

     Cash Surrender Value. The amount you receive if you surrender the Policy. It is equal to the Policy's cash value reduced by any Surrender Charge that would apply on surrender and by any outstanding Policy loan and accrued interest.

     Cash Value. A Policy's cash value includes the amount of its cash value held in the Separate Account, the amount held in the General Account and, if there is an outstanding Policy loan, the amount of its cash value held in the Loan Account.

     General Account. The General Account is the account that holds all of our assets other than those allocated to the Loan Account or the Separate Account (or any other separate account) and to which you may allocate net premiums. It provides guarantees of principal and interest.

     Investment Start Date. This is the later of the Policy Date and the date we first receive a premium payment for the Policy.

     Loan Account. The account to which cash value from the Separate and/or General Accounts is transferred when a Policy loan is taken.

     Planned Premium. The Planned Premium is the premium payment schedule you choose to help meet your future goals under the Policy. The Planned Premium is a level amount that is subject to certain limits under the Policy.

     Premiums. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment.

     Policy Date. The date on which coverage under the Policy and Monthly Deductions begin. If you make a premium payment with the application, unless you request otherwise, the Policy Date is generally the date the Policy application is approved. If you choose to pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date is generally the date on which the Policy is delivered to you (or, in New Jersey, the date on which we receive your initial payment). Under our current administrative rules, any Policy that would be dated on the 29th, 30th or 31st of the month will receive a Policy Date of the 28th.

     Target Premium. We use the Target Premium to determine the amount of Surrender Charge that may apply on a surrender, lapse, face amount reduction, or a partial withdrawal or change in death benefit option that results in a face amount reduction. The Target Premium varies by issue age, sex, smoking status and any substandard rating of the insured and the Policy's base face amount.

     You. "You" refers to the Policy Owner.

                                  APPENDIX A

            GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST

     In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than what is required by the "guideline premium test" under Section 7702(a)(2) of the Internal Revenue Code, or the "cash value accumulation test" under
Section 7702(a)(1) of the Internal Revenue Code, as selected by you when the Policy is issued. The test you choose at issue will be used for the life of the Policy. (See "Death Benefits".)

     For the guideline premium test, the table below shows the percentage of the Policy's cash value that is used to determine the death benefit.

 Age Of Insured at
Start of The Policy  Percentage of Cash Age of Insured at Start Of Percentage of Cash
       Year                Value             The Policy Year             Value
-------------------  ------------------ -------------------------- ------------------
   0 through 40             250                    61                     128
        41                  243                    62                     126
        42                  236                    63                     124
        43                  229                    64                     122
        44                  222                    65                     120
        45                  215                    66                     119
        46                  209                    67                     118
        47                  203                    68                     117
        48                  197                    69                     116
        49                  191                    70                     115
        50                  185                    71                     113
        51                  178                    72                     111
        52                  171                    73                     109
        53                  164                    74                     107
        54                  157               75 through 90               105
        55                  150                    91                     104
        56                  146                    92                     103
        57                  142                    93                     102
        58                  138               94 through 99               101
        59                  134                   100+                    100
        60                  130

     For the cash value accumulation test, sample net single premium factors for selected ages of male and female insureds, in a standard or better nonsmoker risk class, are listed below.

                                      Net Single Premium Factors
                                   -------------------------------
             Age                        Male            Female
---------------------------------  --------------  ---------------
30...............................      5.11461        5.73493
40...............................      3.65441        4.10179
50...............................      2.64084        2.97655
60...............................      1.96130        2.20154

                                      Net Single Premium Factors
                                   -------------------------------
             Age                        Male            Female
---------------------------------  --------------  ---------------
70...............................      1.53027         1.67101
80...............................      1.27945         1.33624
90...............................      1.14453         1.15541
100..............................      1.00000         1.00000

                                  APPENDIX B

                 ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES
                           AND CASH SURRENDER VALUES

     The tables in Appendix B illustrate the way the Policies work, based on assumptions about investment returns and the insured's characteristics. They show how the death benefit, cash surrender value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on a face amount of $400,000 for a male aged 40. The insured is assumed to be in the preferred nonsmoker underwriting class. The tables assume no rider benefits and assume that no allocations are made to the General Account. Values are first given based on current Policy charges and then based on guaranteed Policy charges. (See "Charges".) Illustrations show the Option A death benefit.

     Policy values would be different (either higher or lower) from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% or 10%, but: (i) the rates of return varied above and below these averages during the period, (ii) premiums were paid in other amounts or at other than annual intervals, or (iii) cash values were allocated differently among individual Divisions with varying rates of return. They would also differ if a Policy loan or partial withdrawal were made during the period of time illustrated, if the insured were female or in another risk classification, or if the Policies were issued at unisex rates. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown, even if the average rate of return is achieved.

     The death benefits, cash surrender values and cash values shown in the tables reflect: (i) deductions from premiums for the sales charge, premium tax and federal tax charge; and (ii) a Monthly Deduction (consisting of a Policy charge, an administration and issue expense charge, an asset charge, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. The cash surrender values reflect a Surrender Charge deducted from the cash value upon surrender, face reduction or lapse during the first 10 Policy years. (See "Charges".) The illustrations reflect an arithmetic average of the gross investment advisory fees and operating expenses of the Eligible Funds, at an annual rate of .67% of the average daily net assets of the Eligible Funds. This average does not reflect expense subsidies by the investment advisers of certain Eligible Funds.

     The gross rates of return used in the illustrations do not reflect the deductions of the fees and expenses of the Eligible Funds. Taking account of the average investment advisory fee and operating expenses of the Eligible Funds, the gross annual rates of return of 0%, 6% and 10%, correspond to net investment experience at constant annual rates of -.67%, 5.29% and 9.27%, respectively.

     If you request, we will furnish a personalized illustration reflecting the proposed insured's age, sex, underwriting classification, and the face amount or premium payment schedule requested. Because these and other assumptions will differ, the values shown in the personalized illustrations can differ very substantially from those shown in the tables. Therefore, you should carefully review the information that accompanies any personalized illustration. That information will disclose all the assumptions on which the personalized illustration is based. Where applicable, we will also furnish on request a personalized illustration for a Policy which is not affected by the sex of the insured. You should contact your registered representative to request a personalized illustration.

                               MALE ISSUE AGE 40
                           $4,440 ANNUAL PREMIUM FOR
                     PREFERRED NONSMOKER UNDERWRITING RISK
                             $400,000 FACE AMOUNT
                            OPTION A DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                       Death Benefit Assuming       Cash Surrender Value        Cash Value Assuming
                     Hypothetical Gross Annual   Assuming Hypothetical Gross Hypothetical Gross Annual
                         Rate of Return of        Annual Rate of Return of       Rate of Return of
                    ---------------------------- --------------------------  --------------------------
End of Policy Year     0%       6%        10%      0%       6%        10%      0%      6%        10%
        1           $400,000 $400,000  $400,000   $176     $357      $479    $2,174  $2,355    $2,477
        2           400,000   400,000   400,000  2,719     3,225     3,576   4,495    5,001     5,352
        3           400,000   400,000   400,000  5,180     6,163     6,868   6,734    7,717     8,422
        4           400,000   400,000   400,000  7,737     9,356    10,556   9,069   10,688    11,888
        5           400,000   400,000   400,000  10,772   13,211    15,075   11,882  14,321    16,185
        6           400,000   400,000   400,000  13,732   17,195    19,924   14,620  18,083    20,812
        7           400,000   400,000   400,000  16,604   21,299    25,118   17,270  21,965    25,784
        8           400,000   400,000   400,000  19,395   25,539    30,694   19,839  25,983    31,138
        9           400,000   400,000   400,000  22,116   29,928    36,695   22,338  30,150    36,917
       10           400,000   400,000   400,000  24,765   34,473    43,159   24,765  34,473    43,159
       15           400,000   400,000   400,000  40,715   64,730    89,882   40,715  64,730    89,882
       20           400,000   400,000   400,000  54,049   101,599   160,305  54,049  101,599   160,305
       25           400,000   400,000   400,000  64,719   147,738   269,743  64,719  147,738   269,743
       30           400,000   400,000   506,523  70,505   204,670   440,455  70,505  204,670   440,455
       35           400,000   400,000   738,870  69,309   276,642   703,686  69,309  276,642   703,686
       40           400,000   400,000  1,165,209 55,756   371,412  1,109,723 55,756  371,412  1,109,723
       45           400,000   521,997  1,815,748 18,947   497,140  1,729,284 18,947  497,140  1,729,284
       50                     686,890  2,799,919          654,181  2,666,590         654,181  2,666,590
       55                     863,219  4,144,886          854,672  4,103,847         854,672  4,103,847
       60                    1,115,458 6,336,649         1,115,458 6,336,649        1,115,458 6,336,649

      IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GENERAL AMERICAN OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40
                           $4,440 ANNUAL PREMIUM FOR
                     PREFERRED NONSMOKER UNDERWRITING RISK

                             $400,000 FACE AMOUNT
                            OPTION A DEATH BENEFIT

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                      Death Benefit Assuming       Cash Surrender Value        Cash Value Assuming
                     Hypothetical Gross Annual  Assuming Hypothetical Gross Hypothetical Gross Annual
                         Rate of Return of       Annual Rate of Return of       Rate of Return of
                    --------------------------- --------------------------- -------------------------
End Of Policy Year
        1           $400,000 $400,000 $400,000    $0      $168     $286     $1,991   $2,166  $2,284
        2           400,000  400,000   400,000  2,339    2,822     3,157    4,115    4,598    4,933
        3           400,000  400,000   400,000   591     5,520     6,186    6,145    7,074    7,740
        4           400,000  400,000   400,000  6,740    8,254     9,378    8,072    9,586   10,710
        5           400,000  400,000   400,000  8,787    11,027   12,746    9,897    12,137  13,856
        6           400,000  400,000   400,000  10,718   13,825   16,292    11,606   14,713  17,180
        7           400,000  400,000   400,000  12,528   16,645   20,027    13,194   17,311  20,693
        8           400,000  400,000   400,000  14,212   19,479   23,960    14,656   19,923  24,404
        9           400,000  400,000   400,000  15,763   22,324   28,104    15,985   22,546  28,326
        10          400,000  400,000   400,000  17,170   25,166   32,465    17,170   25,166  32,465
        15          400,000  400,000   400,000  24,751   42,976   62,804    24,751   42,976  62,804
        20          400,000  400,000   400,000  25,483   59,147   103,485   25,483   59,147  103,485
        25          400,000  400,000   400,000  14,949   69,574   159,459   14,949   69,574  159,459
        30                   400,000   400,000           63,924   239,054            63,924  239,054
        35                   400,000   400,000           19,434   367,056            19,434  367,056
        40                             609,130                    580,124                    580,124
        45                             937,859                    892,939                    892,939
        50                            1,406,431                  1,339,458                  1,339,458
        55                            2,032,542                  2,012,418                  2,012,418
        60                            3,034,286                  3,034,286                  3,034,286

      IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GENERAL AMERICAN OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

      Additional information about the Policy and the Separate Account can be found in the Statement of Additional Information, which is available online at www.metlife.com. You may also obtain a copy of the Statement of Additional Information, without charge, by calling 1-800-638-9294. You may also obtain, without charge, a personalized illustration of death benefits, cash surrender values and cash values by calling your registered representative.

     For information about historical values of the Separate Account Divisions, for Division transfers and premium reallocations, for current information about your Policy values, to change or update Policy information such as your billing address, billing mode, beneficiary or ownership, for information about other Policy transactions, and to ask questions about your Policy, you may call 1-800-638-9294.

     This prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this prospectus.

     Information about the Policy and the Separate Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the public reference room may be obtained by calling the SEC at 202-942-8090.

     The Statement of Additional Information, reports and other information about the Separate Account are available on the SEC Internet site at www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section, 100 F Street, NE, Washington, DC

                   METROPOLITAN TOWER LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                    SUPPLEMENT DATED APRIL 30, 2018 TO THE
                      STATEMENT OF ADDITIONAL INFORMATION


This supplement updates certain information in the Statement of Additional Information for policies issued through General American Separate Account Eleven, including the disclosure under the following captions: "GENERAL INFORMATION AND HISTORY," "DISTRIBUTION OF THE POLICIES," "INVESTMENT ADVICE," AND "INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM".


                        GENERAL INFORMATION AND HISTORY

THE COMPANY

Effective following the close of business on April 27, 2018, General American Life Insurance Company was merged into Metropolitan Tower Life Insurance Company ("Met Tower Life" or "the Company"). Simultaneously, Met Tower Life changed its domicile from the state of Delaware to Nebraska.

As a result of the merger, Met Tower Life assumed legal ownership of all of the assets of General American Life Insurance Company, including General American Separate Account Eleven and the assets held in the separate account. Met Tower Life is now responsible for administering your policy and paying any benefits due to you under the policy.

Met Tower Life is a stock life insurance company originally incorporated under the laws of the State of Delaware in 1982 and currently subject to the laws of the state of Nebraska. Met Tower Life is licensed to issue business in fifty states and the District of Columbia. Met Tower Life is a wholly owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. The principal executive offices of Met Tower Life are located at 200 Park Avenue, New York, New York 10166.

All references in the Statement of Additional Information to General American Life Insurance Company or the Company are deemed to refer to Met Tower Life.

THE SEPARATE ACCOUNT

The Separate Account was established as a separate account on January 24, 1985 and is the funding vehicle for the Policies, and other variable life insurance policies of the Company; these other policies impose different costs, and provide different benefits, from the Policies. The Separate Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve SEC supervision of the Separate Account's management or investments. However, the Nebraska Insurance Commissioner regulates the Company and the Separate Account, which are also subject to the insurance laws and regulations where the Policies are sold.

                         DISTRIBUTION OF THE POLICIES

The Policies are no longer offered for sale. Existing Policy Owners may continue to make additional purchase payments to their Policies.

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the Policies. Distributor is a Missouri corporation organized in 2000 and its principal executive offices are located at 200 Park Avenue, New York, NY 10166. Both the Company and Distributor are an indirect, wholly-owned subsidiaries of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of FINRA, Inc. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.

Distributor received sales compensation with respect to the Policies in the following amounts during the periods indicated:


                                              AGGREGATE AMOUNT OF
                       AGGREGATE AMOUNT OF  COMMISSIONS RETAINED BY
                       COMMISSIONS PAID TO DISTRIBUTOR AFTER PAYMENTS
          FISCAL YEAR      DISTRIBUTOR          TO SELLING FIRMS
          -----------  ------------------- --------------------------
             2017.....     $2,895,144                  $0
             2016.....     $2,424,979                  $0
             2015.....     $2,368,157                  $0



                               INVESTMENT ADVICE

The Separate Account invests in the portfolios of American Funds Insurance Series/(R)/, Brighthouse Funds Trust I and Brighthouse Funds Trust II, and Fidelity/(R)/ Variable Insurance Products.

Capital Research and Management Company/SM/ serves as the investment adviser to the American Funds Insurance Series/(R)/ portfolios.

Brighthouse Investment Advisers, LLC serves as the investment adviser to Brighthouse Funds Trust I and Brighthouse Funds Trust II and may, from time to time, replace the sub-adviser of a portfolio with a new sub-adviser. A number of sub-adviser changes have been made with respect to the portfolios in which the Separate Account invests.

Fidelity Management & Research Company serves as the investment adviser to the Fidelity/(R)/ Variable Insurance Products portfolios.


                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements and financial highlights comprising each of the Divisions of General American Separate Account Eleven included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Independent Auditors

The consolidated financial statements of Metropolitan Tower Life Insurance Company and subsidiaries, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph related to Metropolitan Tower Life Insurance Company and subsidiaries being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of General American Life Insurance Company and subsidiary, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph related to General American Life Insurance Company and subsidiary being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.

                             FINANCIAL STATEMENTS

The financial statements of General American Separate Account Eleven (the "Separate Account") and of Metropolitan Tower Life Insurance Company ("Met Tower Life") are included herein. Also included are the financial statements of General American Life Insurance Company (an affiliate of Met Tower Life that was merged into Met Tower Life effective as of April 27, 2018) and a narrative description of the PRO FORMA Effects of the merger.

The financial statements of Met Tower Life should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on Met Tower Life's ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                     *****

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Policy Owners of
General American Separate Account Eleven and Board of Directors of
General American Life Insurance Company

OPINION ON THE FINANCIAL STATEMENTS AND FINANCIAL HIGHLIGHTS

We have audited the accompanying statements of assets and liabilities of General American Separate Account Eleven (the "Separate Account") of General American Life Insurance Company (the "Company") comprising each of the individual Divisions listed in Note 2 as of December 31, 2017, the related statements of operations and changes in net assets for the respective stated periods in the three years then ended, the financial highlights in Note 8 for the respective stated periods in the five years then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the Divisions constituting the Separate Account of the Company as of December 31, 2017, the results of their operations and changes in net assets for the respective stated periods in the three years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on the Separate Account's financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of investments owned as of December 31, 2017, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 23, 2018



We have served as the Separate Account's auditor since 2000.

This page is intentionally left blank.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2017


                                             AMERICAN FUNDS
                                              GLOBAL SMALL          AMERICAN FUNDS          AMERICAN FUNDS        BHFTI BRIGHTHOUSE
                                             CAPITALIZATION             GROWTH               GROWTH-INCOME      ASSET ALLOCATION 100
                                                DIVISION               DIVISION                DIVISION               DIVISION
                                         ---------------------   --------------------   ---------------------   --------------------
ASSETS:
   Investments at fair value...........  $           3,802,348   $         18,652,569   $          11,710,351   $             48,230
   Due from General American Life
     Insurance Company.................                     --                     --                       1                     --
                                         ---------------------   --------------------   ---------------------   --------------------
        Total Assets...................              3,802,348             18,652,569              11,710,352                 48,230
                                         ---------------------   --------------------   ---------------------   --------------------
LIABILITIES:
   Accrued fees........................                     51                     34                      20                     --
   Due to General American Life
     Insurance Company.................                      1                      1                      --                     --
                                         ---------------------   --------------------   ---------------------   --------------------
        Total Liabilities..............                     52                     35                      20                     --
                                         ---------------------   --------------------   ---------------------   --------------------

NET ASSETS.............................  $           3,802,296   $         18,652,534   $          11,710,332   $             48,230
                                         =====================   ====================   =====================   ====================


 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017


                                                                                       BHFTI
                                       BHFTI CLARION       BHFTI CLEARBRIDGE      HARRIS OAKMARK         BHFTI INVESCO
                                    GLOBAL REAL ESTATE     AGGRESSIVE GROWTH       INTERNATIONAL       SMALL CAP GROWTH
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          3,004,130  $          1,458,808  $          7,943,407  $          1,220,600
   Due from General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             3,004,130             1,458,808             7,943,407             1,220,600
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    44                    32                    46                    58
   Due to General American Life
     Insurance Company...........                     1                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    45                    32                    46                    58
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          3,004,085  $          1,458,776  $          7,943,361  $          1,220,542
                                   ====================  ====================  ====================  ====================

                                           BHFTI                BHFTI                                      BHFTI
                                       MFS RESEARCH        MORGAN STANLEY            BHFTI             T. ROWE PRICE
                                       INTERNATIONAL       MID CAP GROWTH     PIMCO TOTAL RETURN      LARGE CAP VALUE
                                         DIVISION             DIVISION             DIVISION              DIVISION
                                   --------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value.....  $          9,253,974  $         2,105,291  $        10,459,480  $         2,311,993
   Due from General American Life
     Insurance Company...........                    --                   --                   --                   --
                                   --------------------  -------------------  -------------------  -------------------
        Total Assets.............             9,253,974            2,105,291           10,459,480            2,311,993
                                   --------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees..................                    11                   77                   26                   41
   Due to General American Life
     Insurance Company...........                    --                   --                   --                   --
                                   --------------------  -------------------  -------------------  -------------------
        Total Liabilities........                    11                   77                   26                   41
                                   --------------------  -------------------  -------------------  -------------------

NET ASSETS.......................  $          9,253,963  $         2,105,214  $        10,459,454  $         2,311,952
                                   ====================  ===================  ===================  ===================

                                           BHFTI                BHFTI
                                       T. ROWE PRICE      VICTORY SYCAMORE
                                      MID CAP GROWTH        MID CAP VALUE
                                         DIVISION             DIVISION
                                   -------------------  --------------------
ASSETS:
   Investments at fair value.....  $         3,167,024  $          3,913,386
   Due from General American Life
     Insurance Company...........                   --                    --
                                   -------------------  --------------------
        Total Assets.............            3,167,024             3,913,386
                                   -------------------  --------------------
LIABILITIES:
   Accrued fees..................                   40                    33
   Due to General American Life
     Insurance Company...........                   --                     1
                                   -------------------  --------------------
        Total Liabilities........                   40                    34
                                   -------------------  --------------------

NET ASSETS.......................  $         3,166,984  $          3,913,352
                                   ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017


                                          BHFTII                BHFTII                 BHFTII           BHFTII BLACKROCK
                                      BAILLIE GIFFORD          BLACKROCK              BLACKROCK            ULTRA-SHORT
                                    INTERNATIONAL STOCK       BOND INCOME       CAPITAL APPRECIATION        TERM BOND
                                         DIVISION              DIVISION               DIVISION              DIVISION
                                   --------------------  ---------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          2,275,303  $           4,092,121  $          3,080,218  $          4,497,307
   Due from General American Life
     Insurance Company...........                    --                     --                     1                     1
                                   --------------------  ---------------------  --------------------  --------------------
        Total Assets.............             2,275,303              4,092,121             3,080,219             4,497,308
                                   --------------------  ---------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    74                     32                    40                    48
   Due to General American Life
     Insurance Company...........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------
        Total Liabilities........                    74                     32                    40                    48
                                   --------------------  ---------------------  --------------------  --------------------

NET ASSETS.......................  $          2,275,229  $           4,092,089  $          3,080,179  $          4,497,260
                                   ====================  =====================  ====================  ====================


                                    BHFTII BRIGHTHOUSE     BHFTII BRIGHTHOUSE    BHFTII BRIGHTHOUSE    BHFTII BRIGHTHOUSE
                                    ASSET ALLOCATION 20    ASSET ALLOCATION 40   ASSET ALLOCATION 60   ASSET ALLOCATION 80
                                         DIVISION               DIVISION              DIVISION              DIVISION
                                   --------------------  ---------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $            108,414  $             252,266  $            413,479  $            912,133
   Due from General American Life
     Insurance Company...........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------
        Total Assets.............               108,414                252,266               413,479               912,133
                                   --------------------  ---------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    --                     --                    --                    --
   Due to General American Life
     Insurance Company...........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------
        Total Liabilities........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------

NET ASSETS.......................  $            108,414  $             252,266  $            413,479  $            912,133
                                   ====================  =====================  ====================  ====================

                                           BHFTII
                                     BRIGHTHOUSE/ARTISAN   BHFTII BRIGHTHOUSE/
                                        MID CAP VALUE      WELLINGTON BALANCED
                                          DIVISION              DIVISION
                                   ---------------------  --------------------
ASSETS:
   Investments at fair value.....  $           3,552,034  $         10,120,063
   Due from General American Life
     Insurance Company...........                     --                    --
                                   ---------------------  --------------------
        Total Assets.............              3,552,034            10,120,063
                                   ---------------------  --------------------
LIABILITIES:
   Accrued fees..................                     39                    28
   Due to General American Life
     Insurance Company...........                     --                    --
                                   ---------------------  --------------------
        Total Liabilities........                     39                    28
                                   ---------------------  --------------------

NET ASSETS.......................  $           3,551,995  $         10,120,035
                                   =====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017


                                    BHFTII BRIGHTHOUSE/
                                        WELLINGTON                                                          BHFTII
                                        CORE EQUITY         BHFTII FRONTIER           BHFTII           METLIFE AGGREGATE
                                       OPPORTUNITIES        MID CAP GROWTH        JENNISON GROWTH         BOND INDEX
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          5,985,545  $          3,357,360  $         27,987,581  $         13,699,296
   Due from General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             5,985,545             3,357,360            27,987,581            13,699,296
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    48                    47                    24                    18
   Due to General American Life
     Insurance Company...........                    --                    --                     1                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    48                    47                    25                    18
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          5,985,497  $          3,357,313  $         27,987,556  $         13,699,278
                                   ====================  ====================  ====================  ====================


                                          BHFTII                BHFTII
                                      METLIFE MID CAP        METLIFE MSCI         BHFTII METLIFE        BHFTII METLIFE
                                        STOCK INDEX           EAFE INDEX        RUSSELL 2000 INDEX        STOCK INDEX
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          3,833,538  $          4,942,208  $          3,455,618  $         59,960,841
   Due from General American Life
     Insurance Company...........                    --                    --                     1                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             3,833,538             4,942,208             3,455,619            59,960,841
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    52                    31                    49                     4
   Due to General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    52                    31                    49                     4
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          3,833,486  $          4,942,177  $          3,455,570  $         59,960,837
                                   ====================  ====================  ====================  ====================



                                        BHFTII MFS
                                       TOTAL RETURN       BHFTII MFS VALUE
                                         DIVISION             DIVISION
                                   --------------------  -------------------
ASSETS:
   Investments at fair value.....  $          2,944,634  $         9,338,319
   Due from General American Life
     Insurance Company...........                    --                   --
                                   --------------------  -------------------
        Total Assets.............             2,944,634            9,338,319
                                   --------------------  -------------------
LIABILITIES:
   Accrued fees..................                    45                   27
   Due to General American Life
     Insurance Company...........                    --                    1
                                   --------------------  -------------------
        Total Liabilities........                    45                   28
                                   --------------------  -------------------

NET ASSETS.......................  $          2,944,589  $         9,338,291
                                   ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017



                                                                                     BHFTII                BHFTII
                                         BHFTII          BHFTII NEUBERGER         T. ROWE PRICE         T. ROWE PRICE
                                      MFS VALUE II        BERMAN GENESIS        LARGE CAP GROWTH      SMALL CAP GROWTH
                                        DIVISION             DIVISION               DIVISION              DIVISION
                                   -------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $         4,928,545  $          8,669,164  $          7,354,259  $          8,016,895
   Due from General American Life
     Insurance Company...........                   --                    --                    --                    --
                                   -------------------  --------------------  --------------------  --------------------
        Total Assets.............            4,928,545             8,669,164             7,354,259             8,016,895
                                   -------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                   32                    26                    10                    26
   Due to General American Life
     Insurance Company...........                   --                    --                    --                    --
                                   -------------------  --------------------  --------------------  --------------------
        Total Liabilities........                   32                    26                    10                    26
                                   -------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $         4,928,513  $          8,669,138  $          7,354,249  $          8,016,869
                                   ===================  ====================  ====================  ====================

                                                            BHFTII WESTERN
                                          BHFTII           ASSET MANAGEMENT      BHFTII WESTERN
                                      VAN ECK GLOBAL        STRATEGIC BOND      ASSET MANAGEMENT        FIDELITY VIP
                                     NATURAL RESOURCES       OPPORTUNITIES       U.S. GOVERNMENT        EQUITY-INCOME
                                         DIVISION              DIVISION             DIVISION              DIVISION
                                   --------------------  --------------------  -------------------  -------------------
ASSETS:
   Investments at fair value.....  $          4,107,902  $          6,950,145  $           723,853  $        15,458,808
   Due from General American Life
     Insurance Company...........                    --                    --                   --                    1
                                   --------------------  --------------------  -------------------  -------------------
        Total Assets.............             4,107,902             6,950,145              723,853           15,458,809
                                   --------------------  --------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees..................                    52                    53                   45                    1
   Due to General American Life
     Insurance Company...........                    --                    --                   --                   --
                                   --------------------  --------------------  -------------------  -------------------
        Total Liabilities........                    52                    53                   45                    1
                                   --------------------  --------------------  -------------------  -------------------

NET ASSETS.......................  $          4,107,850  $          6,950,092  $           723,808  $        15,458,808
                                   ====================  ====================  ===================  ===================



                                                          JPMORGAN INSURANCE
                                   FIDELITY VIP MID CAP     TRUST CORE BOND
                                         DIVISION              DIVISION
                                   --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          4,672,103  $            750,622
   Due from General American Life
     Insurance Company...........                    --                    --
                                   --------------------  --------------------
        Total Assets.............             4,672,103               750,622
                                   --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    51                    59
   Due to General American Life
     Insurance Company...........                    --                     1
                                   --------------------  --------------------
        Total Liabilities........                    51                    60
                                   --------------------  --------------------

NET ASSETS.......................  $          4,672,052  $            750,562
                                   ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2017


                                    JPMORGAN INSURANCE          RUSSELL                                     RUSSELL
                                        TRUST SMALL          INTERNATIONAL            RUSSELL           U.S. SMALL CAP
                                         CAP CORE          DEVELOPED MARKETS      STRATEGIC BOND            EQUITY
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          3,341,203  $          1,542,746  $            893,733  $          1,782,819
   Due from General American Life
     Insurance Company...........                    --                    --                    --                     1
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             3,341,203             1,542,746               893,733             1,782,820
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    64                    43                    60                    67
   Due to General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    64                    43                    60                    67
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          3,341,139  $          1,542,703  $            893,673  $          1,782,753
                                   ====================  ====================  ====================  ====================


                                          RUSSELL              VANECK VIP
                                   U.S. STRATEGIC EQUITY    EMERGING MARKETS
                                         DIVISION               DIVISION
                                   ---------------------  ---------------------
ASSETS:
   Investments at fair value.....  $           4,090,917  $           5,093,874
   Due from General American Life
     Insurance Company...........                     --                     --
                                   ---------------------  ---------------------
        Total Assets.............              4,090,917              5,093,874
                                   ---------------------  ---------------------
LIABILITIES:
   Accrued fees..................                     33                     36
   Due to General American Life
     Insurance Company...........                     --                      1
                                   ---------------------  ---------------------
        Total Liabilities........                     33                     37
                                   ---------------------  ---------------------

NET ASSETS.......................  $           4,090,884  $           5,093,837
                                   =====================  =====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                         AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             15,120   $              9,379    $                 --
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                15,564                 16,098                  18,960
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                 (444)                (6,719)                (18,960)
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                778,254                 405,109
      Realized gains (losses) on sale of investments.......                41,357               (15,540)                  78,853
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................                41,357                762,714                 483,962
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               807,841              (711,241)               (456,444)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               849,198                 51,473                  27,518
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            848,754   $             44,754    $              8,558
                                                             ====================   ====================    ====================


                                                                                    AMERICAN FUNDS GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             87,908   $            123,506   $            102,075
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                74,312                 70,301                 75,298
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................                13,596                 53,205                 26,777
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................             1,686,428              1,466,761              3,547,677
      Realized gains (losses) on sale of investments.......               534,981                214,966                389,196
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................             2,221,409              1,681,727              3,936,873
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             2,080,715              (331,473)            (2,894,639)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             4,302,124              1,350,254              1,042,234
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          4,315,720   $          1,403,459   $          1,069,011
                                                             ====================   ====================   ====================


                                                                                 AMERICAN FUNDS GROWTH-INCOME
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            153,824   $             145,350   $            142,667
                                                             --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                42,199                  39,492                 43,842
                                                             --------------------   ---------------------   --------------------
           Net investment income (loss)....................               111,625                 105,858                 98,825
                                                             --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               714,326               1,121,427              1,601,651
      Realized gains (losses) on sale of investments.......               224,108                 217,979                219,014
                                                             --------------------   ---------------------   --------------------
           Net realized gains (losses).....................               938,434               1,339,406              1,820,665
                                                             --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,145,870               (373,381)            (1,796,982)
                                                             --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             2,084,304                 966,025                 23,683
                                                             --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          2,195,929   $           1,071,883   $            122,508
                                                             ====================   =====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTI BRIGHTHOUSE ASSET ALLOCATION 100
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 647   $              1,022    $                772
                                                             ---------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                     --                      --
                                                             ---------------------   --------------------    --------------------
           Net investment income (loss)....................                    647                  1,022                     772
                                                             ---------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                  2,420                  5,181                   3,741
      Realized gains (losses) on sale of investments.......                    295                    962                     331
                                                             ---------------------   --------------------    --------------------
           Net realized gains (losses).....................                  2,715                  6,143                   4,072
                                                             ---------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...                  5,960                (3,551)                 (5,733)
                                                             ---------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                  8,675                  2,592                 (1,661)
                                                             ---------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $               9,322   $              3,614    $              (889)
                                                             =====================   ====================    ====================


                                                                               BHFTI CLARION GLOBAL REAL ESTATE
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             103,821   $              77,055   $            150,322
                                                             ---------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                  7,639                   8,724                  9,245
                                                             ---------------------   ---------------------   --------------------
           Net investment income (loss)....................                 96,182                  68,331                141,077
                                                             ---------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                      --                     --
      Realized gains (losses) on sale of investments.......                 19,244                  94,113                 37,749
                                                             ---------------------   ---------------------   --------------------
           Net realized gains (losses).....................                 19,244                  94,113                 37,749
                                                             ---------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...                177,972                (93,220)              (239,288)
                                                             ---------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                197,216                     893              (201,539)
                                                             ---------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             293,398   $              69,224   $           (60,462)
                                                             =====================   =====================   ====================


                                                                              BHFTI CLEARBRIDGE AGGRESSIVE GROWTH
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             --------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $             13,122   $               9,112   $              13,429
                                                             --------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 6,924                   6,741                   7,573
                                                             --------------------   ---------------------   ---------------------
           Net investment income (loss)....................                 6,198                   2,371                   5,856
                                                             --------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                      --                      --
      Realized gains (losses) on sale of investments.......                68,756                  71,427                 690,168
                                                             --------------------   ---------------------   ---------------------
           Net realized gains (losses).....................                68,756                  71,427                 690,168
                                                             --------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...               154,155                (43,287)               (702,277)
                                                             --------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               222,911                  28,140                (12,109)
                                                             --------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            229,109   $              30,511   $             (6,253)
                                                             ====================   =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTI HARRIS OAKMARK INTERNATIONAL
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            131,196   $            148,671   $            252,393
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                31,759                 27,377                 31,194
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................                99,437                121,294                221,199
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                416,568                720,780
      Realized gains (losses) on sale of investments.......                60,004              (262,290)                 92,970
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                60,004                154,278                813,750
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,689,235                143,639            (1,386,571)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................             1,749,239                297,917              (572,821)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $          1,848,676   $            419,211   $          (351,622)
                                                             ====================   ====================   ====================


                                                                               BHFTI INVESCO SMALL CAP GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 --   $                 --   $              1,428
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                 3,245                  2,917                  3,103
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               (3,245)                (2,917)                (1,675)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               111,604                166,426                232,597
      Realized gains (losses) on sale of investments.......                 (948)                (8,331)                 21,190
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               110,656                158,095                253,787
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               142,459               (50,274)              (268,144)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               253,115                107,821               (14,357)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            249,870   $            104,904   $           (16,032)
                                                             ====================   ====================   ====================


                                                                              BHFTI MFS RESEARCH INTERNATIONAL
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            181,226   $            190,554   $            320,114
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                56,141                 54,366                 68,824
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               125,085                136,188                251,290
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                     --
      Realized gains (losses) on sale of investments.......                96,658              (240,470)                 67,399
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                96,658              (240,470)                 67,399
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,966,754               (90,823)              (423,899)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................             2,063,412              (331,293)              (356,500)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $          2,188,497   $          (195,105)   $          (105,210)
                                                             ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTI MORGAN STANLEY MID CAP GROWTH
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             6,844   $                 --   $                 --
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                9,208                  7,901                  9,187
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................              (2,364)                (7,901)                (9,187)
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                   --                     --                     --
      Realized gains (losses) on sale of investments.......               62,637                 32,343                 47,980
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................               62,637                 32,343                 47,980
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              563,488              (179,232)              (141,174)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              626,125              (146,889)               (93,194)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           623,761   $          (154,790)   $          (102,381)
                                                             ===================   ====================   ====================


                                                                                  BHFTI PIMCO TOTAL RETURN
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            199,256   $            306,253   $            693,908
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                48,959                 51,862                 56,892
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               150,297                254,391                637,016
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                49,596                     --                151,169
      Realized gains (losses) on sale of investments.......              (25,156)              (142,777)               (29,833)
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                24,440              (142,777)                121,336
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               252,866                198,934              (774,770)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               277,306                 56,157              (653,434)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            427,603   $            310,548   $           (16,418)
                                                             ====================   ====================   ====================


                                                                            BHFTI T. ROWE PRICE LARGE CAP VALUE
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            48,830   $             59,566   $             60,710
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               11,866                 10,620                 10,819
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................               36,964                 48,946                 49,891
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................              184,070                227,017                  7,305
      Realized gains (losses) on sale of investments.......               27,777                 52,848                316,500
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              211,847                279,865                323,805
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               90,317               (41,435)              (455,584)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              302,164                238,430              (131,779)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           339,128   $            287,376   $           (81,888)
                                                             ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTI T. ROWE PRICE MID CAP GROWTH
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 --   $                  --   $                 --
                                                             --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                13,959                  13,494                 14,394
                                                             --------------------   ---------------------   --------------------
           Net investment income (loss)....................              (13,959)                (13,494)               (14,394)
                                                             --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               247,525                 442,361                531,920
      Realized gains (losses) on sale of investments.......                59,859                  53,369                 72,742
                                                             --------------------   ---------------------   --------------------
           Net realized gains (losses).....................               307,384                 495,730                604,662
                                                             --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...               395,543               (290,932)              (379,732)
                                                             --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               702,927                 204,798                224,930
                                                             --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            688,968   $             191,304   $            210,536
                                                             ====================   =====================   ====================


                                                                             BHFTI VICTORY SYCAMORE MID CAP VALUE
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              43,336   $             32,057   $              32,247
                                                             ---------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 17,455                 16,370                  19,128
                                                             ---------------------   --------------------   ---------------------
           Net investment income (loss)....................                 25,881                 15,687                  13,119
                                                             ---------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                171,303                 219,685
      Realized gains (losses) on sale of investments.......                 20,553               (67,586)                 167,606
                                                             ---------------------   --------------------   ---------------------
           Net realized gains (losses).....................                 20,553                103,717                 387,291
                                                             ---------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...                297,352                399,812               (807,927)
                                                             ---------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                317,905                503,529               (420,636)
                                                             ---------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             343,786   $            519,216   $           (407,517)
                                                             =====================   ====================   =====================


                                                                          BHFTII BAILLIE GIFFORD INTERNATIONAL STOCK
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $              24,532   $             29,005    $             31,885
                                                             ---------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                  6,987                  6,271                   6,757
                                                             ---------------------   --------------------    --------------------
           Net investment income (loss)....................                 17,545                 22,734                  25,128
                                                             ---------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                     --                      --
      Realized gains (losses) on sale of investments.......                 21,550               (16,468)                (17,092)
                                                             ---------------------   --------------------    --------------------
           Net realized gains (losses).....................                 21,550               (16,468)                (17,092)
                                                             ---------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...                558,804                 84,434                (51,040)
                                                             ---------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                580,354                 67,966                (68,132)
                                                             ---------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             597,899   $             90,700    $           (43,004)
                                                             =====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                BHFTII BLACKROCK BOND INCOME
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            116,078   $             60,489   $             73,313
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                22,650                 14,653                  8,886
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................                93,428                 45,836                 64,427
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                 21,470
      Realized gains (losses) on sale of investments.......               (7,702)                (3,875)                  1,441
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               (7,702)                (3,875)                 22,911
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...                43,764               (47,132)               (85,628)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................                36,062               (51,007)               (62,717)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            129,490   $            (5,171)   $              1,710
                                                             ====================   ====================   ====================


                                                                            BHFTII BLACKROCK CAPITAL APPRECIATION
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $              3,082   $                 --   $                 --
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                10,327                  9,537                 10,861
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               (7,245)                (9,537)               (10,861)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                68,038                235,690                496,837
      Realized gains (losses) on sale of investments.......               104,287                 60,663                 97,006
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               172,325                296,353                593,843
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               660,446              (299,992)              (421,432)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               832,771                (3,639)                172,411
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            825,526   $           (13,176)   $            161,550
                                                             ====================   ====================   ====================


                                                                           BHFTII BLACKROCK ULTRA-SHORT TERM BOND
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             16,364   $              3,618   $                179
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                21,878                 24,233                 25,557
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               (5,514)               (20,615)               (25,378)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    95                     97                     --
      Realized gains (losses) on sale of investments.......                 3,985                  1,569                     --
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                 4,080                  1,666                     --
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...                20,890                 12,277                     --
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................                24,970                 13,943                     --
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $             19,456   $            (6,672)   $           (25,378)
                                                             ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTII BRIGHTHOUSE ASSET ALLOCATION 20
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                     2017                     2016                    2015
                                                             ---------------------   ---------------------    ---------------------
INVESTMENT INCOME:
      Dividends............................................  $               2,607   $               3,740    $               2,493
                                                             ---------------------   ---------------------    ---------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                      --                       --
                                                             ---------------------   ---------------------    ---------------------
           Net investment income (loss)....................                  2,607                   3,740                    2,493
                                                             ---------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                  1,793                   3,595                    3,330
      Realized gains (losses) on sale of investments.......                   (77)                    (58)                       80
                                                             ---------------------   ---------------------    ---------------------
           Net realized gains (losses).....................                  1,716                   3,537                    3,410
                                                             ---------------------   ---------------------    ---------------------
      Change in unrealized gains (losses) on investments...                  3,429                 (2,226)                  (6,137)
                                                             ---------------------   ---------------------    ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                  5,145                   1,311                  (2,727)
                                                             ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $               7,752   $               5,051    $               (234)
                                                             =====================   =====================    =====================


                                                                            BHFTII BRIGHTHOUSE ASSET ALLOCATION 40
                                                                                           DIVISION
                                                             ---------------------------------------------------------------------
                                                                     2017                    2016                     2015
                                                             ---------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $               5,349   $               8,469   $               1,066
                                                             ---------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                      --                      --
                                                             ---------------------   ---------------------   ---------------------
           Net investment income (loss)....................                  5,349                   8,469                   1,066
                                                             ---------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                  7,395                  14,440                  12,280
      Realized gains (losses) on sale of investments.......                  (382)                   (275)                    (93)
                                                             ---------------------   ---------------------   ---------------------
           Net realized gains (losses).....................                  7,013                  14,165                  12,187
                                                             ---------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...                 12,945                 (8,803)                (19,736)
                                                             ---------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                 19,958                   5,362                 (7,549)
                                                             ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              25,307   $              13,831   $             (6,483)
                                                             =====================   =====================   =====================


                                                                             BHFTII BRIGHTHOUSE ASSET ALLOCATION 60
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                     2017                     2016                    2015
                                                             ---------------------   ---------------------    ---------------------
INVESTMENT INCOME:
      Dividends............................................  $               7,315   $              10,465    $               2,614
                                                             ---------------------   ---------------------    ---------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                      --                       --
                                                             ---------------------   ---------------------    ---------------------
           Net investment income (loss)....................                  7,315                  10,465                    2,614
                                                             ---------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                 14,690                  27,755                   22,724
      Realized gains (losses) on sale of investments.......                    250                     142                   33,408
                                                             ---------------------   ---------------------    ---------------------
           Net realized gains (losses).....................                 14,940                  27,897                   56,132
                                                             ---------------------   ---------------------    ---------------------
      Change in unrealized gains (losses) on investments...                 29,679                (16,166)                 (56,186)
                                                             ---------------------   ---------------------    ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                 44,619                  11,731                     (54)
                                                             ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              51,934   $              22,196    $               2,560
                                                             =====================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTII BRIGHTHOUSE ASSET ALLOCATION 80
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $             14,834   $              22,881   $               4,019
                                                             --------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                    --                      --                      --
                                                             --------------------   ---------------------   ---------------------
           Net investment income (loss)....................                14,834                  22,881                   4,019
                                                             --------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                45,573                  84,499                  34,263
      Realized gains (losses) on sale of investments.......                 9,748                  13,417                   4,416
                                                             --------------------   ---------------------   ---------------------
           Net realized gains (losses).....................                55,321                  97,916                  38,679
                                                             --------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...                79,824                (61,134)                (54,209)
                                                             --------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               135,145                  36,782                (15,530)
                                                             --------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            149,979   $              59,663   $            (11,511)
                                                             ====================   =====================   =====================


                                                                           BHFTII BRIGHTHOUSE/ARTISAN MID CAP VALUE
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                      2017                   2016                    2015
                                                             ---------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $              24,071   $              37,800   $             39,521
                                                             ---------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                 13,041                  12,052                 13,354
                                                             ---------------------   ---------------------   --------------------
           Net investment income (loss)....................                 11,030                  25,748                 26,167
                                                             ---------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                 376,674                417,037
      Realized gains (losses) on sale of investments.......                 60,211                   5,740                 63,232
                                                             ---------------------   ---------------------   --------------------
           Net realized gains (losses).....................                 60,211                 382,414                480,269
                                                             ---------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...                339,435                 264,858              (831,669)
                                                             ---------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                399,646                 647,272              (351,400)
                                                             ---------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             410,676   $             673,020   $          (325,233)
                                                             =====================   =====================   ====================


                                                                            BHFTII BRIGHTHOUSE/WELLINGTON BALANCED
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $            187,694   $             208,079   $             157,345
                                                             --------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                56,350                  44,467                  44,177
                                                             --------------------   ---------------------   ---------------------
           Net investment income (loss)....................               131,344                 163,612                 113,168
                                                             --------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               236,175                 351,414               1,348,056
      Realized gains (losses) on sale of investments.......                95,977                 119,362                 168,350
                                                             --------------------   ---------------------   ---------------------
           Net realized gains (losses).....................               332,152                 470,776               1,516,406
                                                             --------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...               853,760               (135,374)             (1,462,562)
                                                             --------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,185,912                 335,402                  53,844
                                                             --------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,317,256   $             499,014   $             167,012
                                                             ====================   =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                    BHFTII BRIGHTHOUSE/WELLINGTON CORE EQUITY OPPORTUNITIES
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             86,951    $            101,444   $             95,607
                                                             --------------------    --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                21,707                  20,721                 21,187
                                                             --------------------    --------------------   --------------------
           Net investment income (loss)....................                65,244                  80,723                 74,420
                                                             --------------------    --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               205,212                 277,052              1,839,176
      Realized gains (losses) on sale of investments.......                15,939                (89,709)                 37,815
                                                             --------------------    --------------------   --------------------
           Net realized gains (losses).....................               221,151                 187,343              1,876,991
                                                             --------------------    --------------------   --------------------
      Change in unrealized gains (losses) on investments...               713,120                 121,024            (1,850,670)
                                                             --------------------    --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               934,271                 308,367                 26,321
                                                             --------------------    --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            999,515    $            389,090   $            100,741
                                                             ====================    ====================   ====================


                                                                               BHFTII FRONTIER MID CAP GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 --   $                 --   $                 --
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                21,515                 20,381                 23,259
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................              (21,515)               (20,381)               (23,259)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                81,761                391,022                463,328
      Realized gains (losses) on sale of investments.......               152,646                 74,041                130,430
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               234,407                465,063                593,758
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               523,297              (286,708)              (476,786)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               757,704                178,355                116,972
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            736,189   $            157,974   $             93,713
                                                             ====================   ====================   ====================


                                                                                   BHFTII JENNISON GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             81,209   $             70,398   $             71,978
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               174,087                156,421                180,974
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................              (92,878)               (86,023)              (108,996)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................             1,810,961              3,115,503              3,971,059
      Realized gains (losses) on sale of investments.......               448,919                199,303                760,787
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................             2,259,880              3,314,806              4,731,846
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             5,682,678            (3,419,832)            (2,060,648)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             7,942,558              (105,026)              2,671,198
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          7,849,680   $          (191,049)   $          2,562,202
                                                             ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTII METLIFE AGGREGATE BOND INDEX
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $           401,524   $            388,718   $            416,941
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               85,776                 88,106                 89,982
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................              315,748                300,612                326,959
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                   --                     --                     --
      Realized gains (losses) on sale of investments.......              (1,761)                 18,120                 21,767
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              (1,761)                 18,120                 21,767
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               44,573               (77,577)              (396,378)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               42,812               (59,457)              (374,611)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           358,560   $            241,155   $           (47,652)
                                                             ===================   ====================   ====================


                                                                            BHFTII METLIFE MID CAP STOCK INDEX
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            47,352   $             26,432   $             26,538
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               10,408                  8,987                  8,991
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................               36,944                 17,445                 17,547
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................              215,851                158,705                144,250
      Realized gains (losses) on sale of investments.......               28,355                 25,304                271,750
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              244,206                184,009                416,000
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              191,763                180,914              (480,822)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              435,969                364,923               (64,822)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           472,913   $            382,368   $           (47,275)
                                                             ===================   ====================   ====================


                                                                              BHFTII METLIFE MSCI EAFE INDEX
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $           121,962   $            103,171   $            144,319
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               24,542                 22,035                 25,232
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................               97,420                 81,136                119,087
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                   --                     --                     --
      Realized gains (losses) on sale of investments.......               58,406                  4,142                 65,063
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................               58,406                  4,142                 65,063
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              818,791               (50,058)              (237,706)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              877,197               (45,916)              (172,643)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           974,617   $             35,220   $           (53,556)
                                                             ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                              BHFTII METLIFE RUSSELL 2000 INDEX
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             39,345   $             41,503    $             43,761
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                14,336                 13,329                  16,029
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                25,009                 28,174                  27,732
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               129,057                174,764                 207,375
      Realized gains (losses) on sale of investments.......               139,118                143,321                 185,460
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................               268,175                318,085                 392,835
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               148,566                236,931               (573,131)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               416,741                555,016               (180,296)
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            441,750   $            583,190    $          (152,564)
                                                             ====================   ====================    ====================


                                                                                 BHFTII METLIFE STOCK INDEX
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $            998,595   $          1,028,948   $             991,259
                                                             --------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................               331,301                303,209                 330,673
                                                             --------------------   --------------------   ---------------------
           Net investment income (loss)....................               667,294                725,739                 660,586
                                                             --------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................             1,569,540              2,255,946               2,384,414
      Realized gains (losses) on sale of investments.......             1,844,507              1,668,618               3,150,123
                                                             --------------------   --------------------   ---------------------
           Net realized gains (losses).....................             3,414,047              3,924,564               5,534,537
                                                             --------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...             6,588,528                724,662             (5,754,918)
                                                             --------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................            10,002,575              4,649,226               (220,381)
                                                             --------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $         10,669,869   $          5,374,965   $             440,205
                                                             ====================   ====================   =====================


                                                                                   BHFTII MFS TOTAL RETURN
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             72,570   $             82,051    $             86,747
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                15,388                 15,701                  16,503
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                57,182                 66,350                  70,244
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               148,934                117,195                      --
      Realized gains (losses) on sale of investments.......                64,847                132,172                  38,051
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................               213,781                249,367                  38,051
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...                50,500               (64,607)               (128,963)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               264,281                184,760                (90,912)
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            321,463   $            251,110    $           (20,668)
                                                             ====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                     BHFTII MFS VALUE
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $           180,020   $            154,264   $            190,886
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               49,469                 43,825                 44,945
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................              130,551                110,439                145,941
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................              531,486                615,342              1,096,736
      Realized gains (losses) on sale of investments.......               43,373               (68,419)                741,069
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              574,859                546,923              1,837,805
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              645,393                253,948            (2,085,181)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................            1,220,252                800,871              (247,376)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $         1,350,803   $            911,310   $          (101,435)
                                                             ===================   ====================   ====================


                                                                                     BHFTII MFS VALUE II
                                                                                          DIVISION
                                                             -----------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends............................................  $            125,360   $             74,678   $            91,205
                                                             --------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges...................                30,501                 29,393                33,273
                                                             --------------------   --------------------   -------------------
           Net investment income (loss)....................                94,859                 45,285                57,932
                                                             --------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                341,314               408,128
      Realized gains (losses) on sale of investments.......              (26,868)              (111,743)              (44,277)
                                                             --------------------   --------------------   -------------------
           Net realized gains (losses).....................              (26,868)                229,571               363,851
                                                             --------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments...               257,084                479,870             (752,133)
                                                             --------------------   --------------------   -------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               230,216                709,441             (388,282)
                                                             --------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            325,075   $            754,726   $         (330,350)
                                                             ====================   ====================   ===================


                                                                               BHFTII NEUBERGER BERMAN GENESIS
                                                                                          DIVISION
                                                             -----------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends............................................  $             34,899   $             36,124   $            37,126
                                                             --------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges...................                46,413                 42,345                48,439
                                                             --------------------   --------------------   -------------------
           Net investment income (loss)....................              (11,514)                (6,221)              (11,313)
                                                             --------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               692,292                     --                    --
      Realized gains (losses) on sale of investments.......               357,566                453,637               366,420
                                                             --------------------   --------------------   -------------------
           Net realized gains (losses).....................             1,049,858                453,637               366,420
                                                             --------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments...               159,525                861,100             (356,362)
                                                             --------------------   --------------------   -------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................             1,209,383              1,314,737                10,058
                                                             --------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $          1,197,869   $          1,308,516   $           (1,255)
                                                             ====================   ====================   ===================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTII T. ROWE PRICE LARGE CAP GROWTH
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             19,629    $              3,198   $              6,938
                                                             --------------------    --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                26,159                  22,806                 25,310
                                                             --------------------    --------------------   --------------------
           Net investment income (loss)....................               (6,530)                (19,608)               (18,372)
                                                             --------------------    --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               386,850                 665,873                887,454
      Realized gains (losses) on sale of investments.......                54,433                   4,035                124,466
                                                             --------------------    --------------------   --------------------
           Net realized gains (losses).....................               441,283                 669,908              1,011,920
                                                             --------------------    --------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,315,448               (657,494)              (541,770)
                                                             --------------------    --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,756,731                  12,414                470,150
                                                             --------------------    --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,750,201    $            (7,194)   $            451,778
                                                             ====================    ====================   ====================


                                                                            BHFTII T. ROWE PRICE SMALL CAP GROWTH
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             22,559   $             15,644    $              9,423
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                39,628                 32,689                  37,993
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................              (17,069)               (17,045)                (28,570)
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               416,582                745,099                 591,705
      Realized gains (losses) on sale of investments.......               277,815                225,407                 392,599
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................               694,397                970,506                 984,304
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               789,248              (297,835)               (777,293)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,483,645                672,671                 207,011
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,466,576   $            655,626    $            178,441
                                                             ====================   ====================    ====================


                                                                           BHFTII VAN ECK GLOBAL NATURAL RESOURCES
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              4,257   $             32,627   $              25,042
                                                             --------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                21,505                 21,451                  24,345
                                                             --------------------   --------------------   ---------------------
           Net investment income (loss)....................              (17,248)                 11,176                     697
                                                             --------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                      --
      Realized gains (losses) on sale of investments.......              (96,669)              (266,985)               (218,089)
                                                             --------------------   --------------------   ---------------------
           Net realized gains (losses).....................              (96,669)              (266,985)               (218,089)
                                                             --------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...                60,091              1,653,307             (1,446,457)
                                                             --------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................              (36,578)              1,386,322             (1,664,546)
                                                             --------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $           (53,826)   $          1,397,498   $         (1,663,849)
                                                             ====================   ====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                         BHFTII WESTERN ASSET
                                                                MANAGEMENT STRATEGIC BOND OPPORTUNITIES
                                                                               DIVISION
                                                             --------------------------------------------
                                                                     2017                  2016 (a)
                                                             --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $            256,257    $             97,900
                                                             --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                35,694                  22,646
                                                             --------------------    --------------------
           Net investment income (loss)....................               220,563                  75,254
                                                             --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                      --
      Realized gains (losses) on sale of investments.......                33,679                  12,923
                                                             --------------------    --------------------
           Net realized gains (losses).....................                33,679                  12,923
                                                             --------------------    --------------------
      Change in unrealized gains (losses) on investments...               229,611                 184,899
                                                             --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               263,290                 197,822
                                                             --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            483,853    $            273,076
                                                             ====================    ====================



                                                                       BHFTII WESTERN ASSET MANAGEMENT U.S. GOVERNMENT
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             18,877   $             15,336    $             25,111
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                 2,929                  2,291                   2,794
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                15,948                 13,045                  22,317
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                      --
      Realized gains (losses) on sale of investments.......                 (752)                (1,395)                 (1,768)
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................                 (752)                (1,395)                 (1,768)
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               (7,363)                  4,332                (16,976)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               (8,115)                  2,937                (18,744)
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              7,833   $             15,982    $              3,573
                                                             ====================   ====================    ====================



                                                                                  FIDELITY VIP EQUITY-INCOME
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            254,352   $             320,613   $            495,388
                                                             --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                96,459                  92,775                100,658
                                                             --------------------   ---------------------   --------------------
           Net investment income (loss)....................               157,893                 227,838                394,730
                                                             --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               309,975                 964,441              1,496,073
      Realized gains (losses) on sale of investments.......                88,011               (111,757)                 34,354
                                                             --------------------   ---------------------   --------------------
           Net realized gains (losses).....................               397,986                 852,684              1,530,427
                                                             --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,177,762               1,277,548            (2,639,815)
                                                             --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,575,748               2,130,232            (1,109,388)
                                                             --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,733,641   $           2,358,070   $          (714,658)
                                                             ====================   =====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                     FIDELITY VIP MID CAP
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $             30,757    $             20,410   $              23,403
                                                             --------------------    --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                25,229                  24,064                  28,152
                                                             --------------------    --------------------   ---------------------
           Net investment income (loss)....................                 5,528                 (3,654)                 (4,749)
                                                             --------------------    --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               201,360                 272,451                 612,064
      Realized gains (losses) on sale of investments.......                85,404                  39,317                 131,710
                                                             --------------------    --------------------   ---------------------
           Net realized gains (losses).....................               286,764                 311,768                 743,774
                                                             --------------------    --------------------   ---------------------
      Change in unrealized gains (losses) on investments...               527,778                 155,735               (795,687)
                                                             --------------------    --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               814,542                 467,503                (51,913)
                                                             --------------------    --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            820,070    $            463,849   $            (56,662)
                                                             ====================    ====================   =====================


                                                                              JPMORGAN INSURANCE TRUST CORE BOND
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                      2017                   2016                    2015
                                                             ---------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              18,897   $             19,307   $              30,525
                                                             ---------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                  3,796                  3,856                   4,423
                                                             ---------------------   --------------------   ---------------------
           Net investment income (loss)....................                 15,101                 15,451                  26,102
                                                             ---------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                     --                      --
      Realized gains (losses) on sale of investments.......                  (748)                (1,000)                 (1,941)
                                                             ---------------------   --------------------   ---------------------
           Net realized gains (losses).....................                  (748)                (1,000)                 (1,941)
                                                             ---------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...                  7,512                  (657)                (19,927)
                                                             ---------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                  6,764                (1,657)                (21,868)
                                                             ---------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              21,865   $             13,794   $               4,234
                                                             =====================   ====================   =====================


                                                                            JPMORGAN INSURANCE TRUST SMALL CAP CORE
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $              9,006    $             11,087   $              4,187
                                                             --------------------    --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                11,456                   9,976                 11,077
                                                             --------------------    --------------------   --------------------
           Net investment income (loss)....................               (2,450)                   1,111                (6,890)
                                                             --------------------    --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                19,772                 173,271                295,568
      Realized gains (losses) on sale of investments.......                71,832                 166,566                151,620
                                                             --------------------    --------------------   --------------------
           Net realized gains (losses).....................                91,604                 339,837                447,188
                                                             --------------------    --------------------   --------------------
      Change in unrealized gains (losses) on investments...               328,670                   1,666              (621,720)
                                                             --------------------    --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               420,274                 341,503              (174,532)
                                                             --------------------    --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            417,824    $            342,614   $          (181,422)
                                                             ====================    ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             RUSSELL INTERNATIONAL DEVELOPED MARKETS
                                                                                            DIVISION
                                                            -----------------------------------------------------------------------
                                                                     2017                     2016                     2015
                                                            ----------------------   ---------------------    ---------------------
INVESTMENT INCOME:
       Dividends..........................................  $               38,103   $              44,466    $              18,345
                                                            ----------------------   ---------------------    ---------------------
EXPENSES:
       Mortality and expense risk charges.................                   8,092                   8,473                    9,313
                                                            ----------------------   ---------------------    ---------------------
            Net investment income (loss)..................                  30,011                  35,993                    9,032
                                                            ----------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
       Realized gain distributions........................                  51,158                      --                       --
       Realized gains (losses) on sale of investments.....                  21,564                  30,847                   18,277
                                                            ----------------------   ---------------------    ---------------------
            Net realized gains (losses)...................                  72,722                  30,847                   18,277
                                                            ----------------------   ---------------------    ---------------------
       Change in unrealized gains (losses) on investments.                 209,463                (39,455)                 (51,390)
                                                            ----------------------   ---------------------    ---------------------
       Net realized and changes in unrealized gains (losses)
         on investments...................................                 282,185                 (8,608)                 (33,113)
                                                            ----------------------   ---------------------    ---------------------
       Net increase (decrease) in net assets resulting
         from operations..................................  $              312,196   $              27,385    $            (24,081)
                                                            ======================   =====================    =====================


                                                                                     RUSSELL STRATEGIC BOND
                                                                                            DIVISION
                                                            ------------------------------------------------------------------------
                                                                     2017                     2016                     2015
                                                            ----------------------   ----------------------   ----------------------
INVESTMENT INCOME:
       Dividends..........................................  $               12,727   $               17,013   $               26,477
                                                            ----------------------   ----------------------   ----------------------
EXPENSES:
       Mortality and expense risk charges.................                   5,469                    6,422                    6,749
                                                            ----------------------   ----------------------   ----------------------
            Net investment income (loss)..................                   7,258                   10,591                   19,728
                                                            ----------------------   ----------------------   ----------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
       Realized gain distributions........................                      --                   27,119                   12,843
       Realized gains (losses) on sale of investments.....                 (1,391)                    2,093                      874
                                                            ----------------------   ----------------------   ----------------------
            Net realized gains (losses)...................                 (1,391)                   29,212                   13,717
                                                            ----------------------   ----------------------   ----------------------
       Change in unrealized gains (losses) on investments.                  25,589                 (10,512)                 (41,255)
                                                            ----------------------   ----------------------   ----------------------
       Net realized and changes in unrealized gains (losses)
         on investments...................................                  24,198                   18,700                 (27,538)
                                                            ----------------------   ----------------------   ----------------------
       Net increase (decrease) in net assets resulting
         from operations..................................  $               31,456   $               29,291   $              (7,810)
                                                            ======================   ======================   ======================


                                                                                  RUSSELL U.S. SMALL CAP EQUITY
                                                                                            DIVISION
                                                            -----------------------------------------------------------------------
                                                                     2017                     2016                     2015
                                                            ----------------------   ---------------------    ---------------------
INVESTMENT INCOME:
       Dividends..........................................  $                3,051   $              12,990    $              11,352
                                                            ----------------------   ---------------------    ---------------------
EXPENSES:
       Mortality and expense risk charges.................                   9,638                   9,144                   10,125
                                                            ----------------------   ---------------------    ---------------------
            Net investment income (loss)..................                 (6,587)                   3,846                    1,227
                                                            ----------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
       Realized gain distributions........................                 115,656                     858                  154,225
       Realized gains (losses) on sale of investments.....                  29,365                  11,311                   13,018
                                                            ----------------------   ---------------------    ---------------------
            Net realized gains (losses)...................                 145,021                  12,169                  167,243
                                                            ----------------------   ---------------------    ---------------------
       Change in unrealized gains (losses) on investments.                 100,755                 248,974                (300,458)
                                                            ----------------------   ---------------------    ---------------------
       Net realized and changes in unrealized gains (losses)
         on investments...................................                 245,776                 261,143                (133,215)
                                                            ----------------------   ---------------------    ---------------------
       Net increase (decrease) in net assets resulting
         from operations..................................  $              239,189   $             264,989    $           (131,988)
                                                            ======================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                  RUSSELL U.S. STRATEGIC EQUITY
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                      2017                    2016                    2015
                                                             ---------------------   ---------------------    ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              39,412   $              38,106    $              30,646
                                                             ---------------------   ---------------------    ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 22,315                  21,434                   22,287
                                                             ---------------------   ---------------------    ---------------------
           Net investment income (loss)....................                 17,097                  16,672                    8,359
                                                             ---------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                378,230                 225,502                  313,207
      Realized gains (losses) on sale of investments.......                 55,257                  88,713                   45,490
                                                             ---------------------   ---------------------    ---------------------
           Net realized gains (losses).....................                433,487                 314,215                  358,697
                                                             ---------------------   ---------------------    ---------------------
      Change in unrealized gains (losses) on investments...                253,931                  15,350                (348,438)
                                                             ---------------------   ---------------------    ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                687,418                 329,565                   10,259
                                                             ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             704,515   $             346,237    $              18,618
                                                             =====================   =====================    =====================


                                                                                   VANECK VIP EMERGING MARKETS
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                      2017                    2016                    2015
                                                             ---------------------    ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              14,924    $              19,433   $              27,015
                                                             ---------------------    ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 15,293                   13,411                  16,334
                                                             ---------------------    ---------------------   ---------------------
           Net investment income (loss)....................                  (369)                    6,022                  10,681
                                                             ---------------------    ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                   21,052                 266,571
      Realized gains (losses) on sale of investments.......                 33,302                (288,559)                (24,212)
                                                             ---------------------    ---------------------   ---------------------
           Net realized gains (losses).....................                 33,302                (267,507)                 242,359
                                                             ---------------------    ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...              1,574,155                  288,392               (973,993)
                                                             ---------------------    ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................              1,607,457                   20,885               (731,634)
                                                             ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $           1,607,088    $              26,907   $           (720,953)
                                                             =====================    =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                     STATEMENTS OF CHANGES IN NET ASSETS
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                     AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              (444)   $            (6,719)   $           (18,960)
   Net realized gains (losses).........................                41,357                762,714                483,962
   Change in unrealized gains (losses) on investments..               807,841              (711,241)              (456,444)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               848,754                 44,754                  8,558
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               157,039                174,030                209,666
   Net transfers (including fixed account).............             (489,820)              (804,093)                365,247
   Policy charges......................................             (155,094)              (191,524)              (216,755)
   Transfers for Policy benefits and terminations......             (321,268)              (293,219)              (247,095)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (809,143)            (1,114,806)                111,063
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............                39,611            (1,070,052)                119,621
NET ASSETS:
   Beginning of year...................................             3,762,685              4,832,737              4,713,116
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          3,802,296   $          3,762,685   $          4,832,737
                                                         ====================   ====================   ====================

                                                                                AMERICAN FUNDS GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------    -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             13,596   $             53,205    $            26,777
   Net realized gains (losses).........................             2,221,409              1,681,727              3,936,873
   Change in unrealized gains (losses) on investments..             2,080,715              (331,473)            (2,894,639)
                                                         --------------------   --------------------    -------------------
     Net increase (decrease) in net assets resulting
        from operations................................             4,315,720              1,403,459              1,069,011
                                                         --------------------   --------------------    -------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               767,596                830,232                960,812
   Net transfers (including fixed account).............             (865,480)              (518,352)              (729,180)
   Policy charges......................................             (693,537)              (692,655)              (758,489)
   Transfers for Policy benefits and terminations......           (1,429,251)            (1,222,645)              (653,372)
                                                         --------------------   --------------------    -------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (2,220,672)            (1,603,420)            (1,180,229)
                                                         --------------------   --------------------    -------------------
     Net increase (decrease) in net assets.............             2,095,048              (199,961)              (111,218)
NET ASSETS:
   Beginning of year...................................            16,557,486             16,757,447             16,868,665
                                                         --------------------   --------------------    -------------------
   End of year.........................................  $         18,652,534   $         16,557,486    $        16,757,447
                                                         ====================   ====================    ===================

                                                                            AMERICAN FUNDS GROWTH-INCOME
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         -------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           111,625    $            105,858   $             98,825
   Net realized gains (losses).........................              938,434               1,339,406              1,820,665
   Change in unrealized gains (losses) on investments..            1,145,870               (373,381)            (1,796,982)
                                                         -------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................            2,195,929               1,071,883                122,508
                                                         -------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              489,656                 528,275                588,440
   Net transfers (including fixed account).............            (174,668)               (580,379)              (245,740)
   Policy charges......................................            (423,868)               (415,436)              (452,321)
   Transfers for Policy benefits and terminations......            (611,624)               (920,226)              (408,414)
                                                         -------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (720,504)             (1,387,766)              (518,035)
                                                         -------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............            1,475,425               (315,883)              (395,527)
NET ASSETS:
   Beginning of year...................................           10,234,907              10,550,790             10,946,317
                                                         -------------------    --------------------   --------------------
   End of year.........................................  $        11,710,332    $         10,234,907   $         10,550,790
                                                         ===================    ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTI BRIGHTHOUSE ASSET ALLOCATION 100
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         --------------------    --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $                647    $              1,022   $                 772
   Net realized gains (losses).........................                 2,715                   6,143                   4,072
   Change in unrealized gains (losses) on investments..                 5,960                 (3,551)                 (5,733)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 9,322                   3,614                   (889)
                                                         --------------------    --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                   271                     271                   3,442
   Net transfers (including fixed account).............                    16                 (7,962)                   2,830
   Policy charges......................................               (1,783)                 (1,794)                 (2,031)
   Transfers for Policy benefits and terminations......               (1,515)                   (801)                    (29)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               (3,011)                (10,286)                   4,212
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets.............                 6,311                 (6,672)                   3,323
NET ASSETS:
   Beginning of year...................................                41,919                  48,591                  45,268
                                                         --------------------    --------------------   ---------------------
   End of year.........................................  $             48,230    $             41,919   $              48,591
                                                         ====================    ====================   =====================

                                                                           BHFTI CLARION GLOBAL REAL ESTATE
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             96,182   $              68,331   $             141,077
   Net realized gains (losses).........................                19,244                  94,113                  37,749
   Change in unrealized gains (losses) on investments..               177,972                (93,220)               (239,288)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               293,398                  69,224                (60,462)
                                                         --------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                77,723                  72,697                  71,590
   Net transfers (including fixed account).............              (53,852)               (568,321)                  18,073
   Policy charges......................................              (99,538)               (108,794)               (108,684)
   Transfers for Policy benefits and terminations......              (48,439)                      --                (96,753)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (124,106)               (604,418)               (115,774)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets.............               169,292               (535,194)               (176,236)
NET ASSETS:
   Beginning of year...................................             2,834,793               3,369,987               3,546,223
                                                         --------------------   ---------------------   ---------------------
   End of year.........................................  $          3,004,085   $           2,834,793   $           3,369,987
                                                         ====================   =====================   =====================

                                                                          BHFTI CLEARBRIDGE AGGRESSIVE GROWTH
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         --------------------    --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              6,198    $              2,371   $               5,856
   Net realized gains (losses).........................                68,756                  71,427                 690,168
   Change in unrealized gains (losses) on investments..               154,155                (43,287)               (702,277)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               229,109                  30,511                 (6,253)
                                                         --------------------    --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                72,482                  72,976                  81,096
   Net transfers (including fixed account).............              (12,379)                (91,266)             (1,455,033)
   Policy charges......................................              (70,750)                (72,833)               (102,818)
   Transfers for Policy benefits and terminations......             (100,058)                (25,128)                (29,195)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (110,705)               (116,251)             (1,505,950)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets.............               118,404                (85,740)             (1,512,203)
NET ASSETS:
   Beginning of year...................................             1,340,372               1,426,112               2,938,315
                                                         --------------------    --------------------   ---------------------
   End of year.........................................  $          1,458,776    $          1,340,372   $           1,426,112
                                                         ====================    ====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTI HARRIS OAKMARK INTERNATIONAL
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             99,437   $            121,294   $            221,199
   Net realized gains (losses).........................                60,004                154,278                813,750
   Change in unrealized gains (losses) on investments..             1,689,235                143,639            (1,386,571)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,848,676                419,211              (351,622)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               270,612                272,674                291,531
   Net transfers (including fixed account).............               100,407            (1,022,351)              (213,410)
   Policy charges......................................             (292,798)              (276,123)              (288,125)
   Transfers for Policy benefits and terminations......             (164,112)              (310,861)              (266,994)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (85,891)            (1,336,661)              (476,998)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             1,762,785              (917,450)              (828,620)
NET ASSETS:
   Beginning of year...................................             6,180,576              7,098,026              7,926,646
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          7,943,361   $          6,180,576   $          7,098,026
                                                         ====================   ====================   ====================

                                                                           BHFTI INVESCO SMALL CAP GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (3,245)   $            (2,917)   $            (1,675)
   Net realized gains (losses).........................               110,656                158,095                253,787
   Change in unrealized gains (losses) on investments..               142,459               (50,274)              (268,144)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               249,870                104,904               (16,032)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                43,445                 44,153                 45,753
   Net transfers (including fixed account).............               (9,268)               (35,143)               (16,877)
   Policy charges......................................              (34,336)               (34,190)               (36,099)
   Transfers for Policy benefits and terminations......              (17,491)               (18,398)               (17,079)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (17,650)               (43,578)               (24,302)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               232,220                 61,326               (40,334)
NET ASSETS:
   Beginning of year...................................               988,322                926,996                967,330
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          1,220,542   $            988,322   $            926,996
                                                         ====================   ====================   ====================

                                                                          BHFTI MFS RESEARCH INTERNATIONAL
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            125,085   $            136,188   $            251,290
   Net realized gains (losses).........................                96,658              (240,470)                 67,399
   Change in unrealized gains (losses) on investments..             1,966,754               (90,823)              (423,899)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             2,188,497              (195,105)              (105,210)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               499,486                500,995                553,626
   Net transfers (including fixed account).............             (939,318)            (1,329,078)                317,343
   Policy charges......................................             (463,699)              (476,499)              (524,579)
   Transfers for Policy benefits and terminations......             (282,681)              (413,471)              (384,259)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (1,186,212)            (1,718,053)               (37,869)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             1,002,285            (1,913,158)              (143,079)
NET ASSETS:
   Beginning of year...................................             8,251,678             10,164,836             10,307,915
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          9,253,963   $          8,251,678   $         10,164,836
                                                         ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTI MORGAN STANLEY MID CAP GROWTH
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (2,364)   $            (7,901)   $            (9,187)
   Net realized gains (losses).........................               62,637                 32,343                 47,980
   Change in unrealized gains (losses) on investments..              563,488              (179,232)              (141,174)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              623,761              (154,790)              (102,381)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              116,136                125,831                128,187
   Net transfers (including fixed account).............             (56,829)               (38,125)               (31,990)
   Policy charges......................................             (85,464)               (83,113)               (86,177)
   Transfers for Policy benefits and terminations......             (80,116)               (48,411)               (57,769)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (106,273)               (43,818)               (47,749)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............              517,488              (198,608)              (150,130)
NET ASSETS:
   Beginning of year...................................            1,587,726              1,786,334              1,936,464
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         2,105,214   $          1,587,726   $          1,786,334
                                                         ===================   ====================   ====================

                                                                              BHFTI PIMCO TOTAL RETURN
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            150,297   $            254,391   $            637,016
   Net realized gains (losses).........................                24,440              (142,777)                121,336
   Change in unrealized gains (losses) on investments..               252,866                198,934              (774,770)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               427,603                310,548               (16,418)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               539,052                526,508                555,683
   Net transfers (including fixed account).............               246,664            (1,573,215)              (201,352)
   Policy charges......................................             (446,558)              (500,052)              (521,279)
   Transfers for Policy benefits and terminations......             (305,978)            (1,086,148)              (265,467)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................                33,180            (2,632,907)              (432,415)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               460,783            (2,322,359)              (448,833)
NET ASSETS:
   Beginning of year...................................             9,998,671             12,321,030             12,769,863
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $         10,459,454   $          9,998,671   $         12,321,030
                                                         ====================   ====================   ====================

                                                                        BHFTI T. ROWE PRICE LARGE CAP VALUE
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            36,964   $             48,946   $             49,891
   Net realized gains (losses).........................              211,847                279,865                323,805
   Change in unrealized gains (losses) on investments..               90,317               (41,435)              (455,584)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              339,128                287,376               (81,888)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              171,014                154,224                153,355
   Net transfers (including fixed account).............             (53,111)                 15,860            (1,179,113)
   Policy charges......................................            (191,793)              (191,210)              (193,744)
   Transfers for Policy benefits and terminations......             (40,750)               (54,506)               (78,413)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (114,640)               (75,632)            (1,297,915)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............              224,488                211,744            (1,379,803)
NET ASSETS:
   Beginning of year...................................            2,087,464              1,875,720              3,255,523
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         2,311,952   $          2,087,464   $          1,875,720
                                                         ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTI T. ROWE PRICE MID CAP GROWTH
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   ---------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (13,959)   $            (13,494)   $           (14,394)
   Net realized gains (losses).........................               307,384                 495,730                604,662
   Change in unrealized gains (losses) on investments..               395,543               (290,932)              (379,732)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               688,968                 191,304                210,536
                                                         --------------------   ---------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               104,825                 109,599                109,713
   Net transfers (including fixed account).............             (331,745)               (591,851)                765,982
   Policy charges......................................             (117,174)               (131,145)              (142,421)
   Transfers for Policy benefits and terminations......             (297,638)               (162,405)              (135,440)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (641,732)               (775,802)                597,834
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets.............                47,236               (584,498)                808,370
NET ASSETS:
   Beginning of year...................................             3,119,748               3,704,246              2,895,876
                                                         --------------------   ---------------------   --------------------
   End of year.........................................  $          3,166,984   $           3,119,748   $          3,704,246
                                                         ====================   =====================   ====================

                                                                         BHFTI VICTORY SYCAMORE MID CAP VALUE
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         ---------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              25,881   $             15,687   $              13,119
   Net realized gains (losses).........................                 20,553                103,717                 387,291
   Change in unrealized gains (losses) on investments..                297,352                399,812               (807,927)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................                343,786                519,216               (407,517)
                                                         ---------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                160,136                201,029                 246,302
   Net transfers (including fixed account).............              (109,138)              (544,756)                 520,158
   Policy charges......................................              (169,162)              (177,172)               (213,927)
   Transfers for Policy benefits and terminations......               (56,837)              (297,355)               (264,269)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (175,001)              (818,254)                 288,264
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............                168,785              (299,038)               (119,253)
NET ASSETS:
   Beginning of year...................................              3,744,567              4,043,605               4,162,858
                                                         ---------------------   --------------------   ---------------------
   End of year.........................................  $           3,913,352   $          3,744,567   $           4,043,605
                                                         =====================   ====================   =====================

                                                                      BHFTII BAILLIE GIFFORD INTERNATIONAL STOCK
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         ---------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              17,545   $             22,734    $             25,128
   Net realized gains (losses).........................                 21,550               (16,468)                (17,092)
   Change in unrealized gains (losses) on investments..                558,804                 84,434                (51,040)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                597,899                 90,700                (43,004)
                                                         ---------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                118,094                133,824                 147,302
   Net transfers (including fixed account).............               (63,789)                 24,431                   5,816
   Policy charges......................................               (84,526)               (80,068)                (77,294)
   Transfers for Policy benefits and terminations......               (99,290)              (127,060)               (120,467)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (129,511)               (48,873)                (44,643)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............                468,388                 41,827                (87,647)
NET ASSETS:
   Beginning of year...................................              1,806,841              1,765,014               1,852,661
                                                         ---------------------   --------------------    --------------------
   End of year.........................................  $           2,275,229   $          1,806,841    $          1,765,014
                                                         =====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                            BHFTII BLACKROCK BOND INCOME
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             93,428   $             45,836   $             64,427
   Net realized gains (losses).........................               (7,702)                (3,875)                 22,911
   Change in unrealized gains (losses) on investments..                43,764               (47,132)               (85,628)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               129,490                (5,171)                  1,710
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               104,645                104,805                106,154
   Net transfers (including fixed account).............               478,526              2,025,275                 89,471
   Policy charges......................................             (170,449)              (122,526)               (84,993)
   Transfers for Policy benefits and terminations......             (178,527)              (205,032)               (49,470)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               234,195              1,802,522                 61,162
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               363,685              1,797,351                 62,872
NET ASSETS:
   Beginning of year...................................             3,728,404              1,931,053              1,868,181
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          4,092,089   $          3,728,404   $          1,931,053
                                                         ====================   ====================   ====================

                                                                        BHFTII BLACKROCK CAPITAL APPRECIATION
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (7,245)   $            (9,537)   $           (10,861)
   Net realized gains (losses).........................               172,325                296,353                593,843
   Change in unrealized gains (losses) on investments..               660,446              (299,992)              (421,432)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               825,526               (13,176)                161,550
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               154,760                167,532                192,543
   Net transfers (including fixed account).............             (182,718)              (129,390)              (123,712)
   Policy charges......................................             (148,128)              (149,263)              (146,699)
   Transfers for Policy benefits and terminations......             (131,594)              (148,167)              (125,759)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (307,680)              (259,288)              (203,627)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               517,846              (272,464)               (42,077)
NET ASSETS:
   Beginning of year...................................             2,562,333              2,834,797              2,876,874
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          3,080,179   $          2,562,333   $          2,834,797
                                                         ====================   ====================   ====================

                                                                       BHFTII BLACKROCK ULTRA-SHORT TERM BOND
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (5,514)   $           (20,615)   $           (25,378)
   Net realized gains (losses).........................                 4,080                  1,666                     --
   Change in unrealized gains (losses) on investments..                20,890                 12,277                     --
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                19,456                (6,672)               (25,378)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               415,445                450,687                534,610
   Net transfers (including fixed account).............              (33,364)              (118,238)              1,192,319
   Policy charges......................................             (333,907)              (353,827)              (423,919)
   Transfers for Policy benefits and terminations......             (383,114)              (663,241)            (1,513,527)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (334,940)              (684,619)              (210,517)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             (315,484)              (691,291)              (235,895)
NET ASSETS:
   Beginning of year...................................             4,812,744              5,504,035              5,739,930
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          4,497,260   $          4,812,744   $          5,504,035
                                                         ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTII BRIGHTHOUSE ASSET ALLOCATION 20
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                 2017                     2016                    2015
                                                         ---------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               2,607   $               3,740    $               2,493
   Net realized gains (losses).........................                  1,716                   3,537                    3,410
   Change in unrealized gains (losses) on investments..                  3,429                 (2,226)                  (6,137)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                  7,752                   5,051                    (234)
                                                         ---------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  1,222                   1,222                    2,404
   Net transfers (including fixed account).............                     --                      --                        1
   Policy charges......................................                (3,289)                 (2,974)                  (3,215)
   Transfers for Policy benefits and terminations......                (7,481)                     (2)                       --
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (9,548)                 (1,754)                    (810)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                (1,796)                   3,297                  (1,044)
NET ASSETS:
   Beginning of year...................................                110,210                 106,913                  107,957
                                                         ---------------------   ---------------------    ---------------------
   End of year.........................................  $             108,414   $             110,210    $             106,913
                                                         =====================   =====================    =====================

                                                                        BHFTII BRIGHTHOUSE ASSET ALLOCATION 40
                                                                                       DIVISION
                                                         ---------------------------------------------------------------------
                                                                 2017                    2016                     2015
                                                         ---------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               5,349   $               8,469   $               1,066
   Net realized gains (losses).........................                  7,013                  14,165                  12,187
   Change in unrealized gains (losses) on investments..                 12,945                 (8,803)                (19,736)
                                                         ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 25,307                  13,831                 (6,483)
                                                         ---------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                    253                      67                      --
   Net transfers (including fixed account).............                     --                      --                 227,070
   Policy charges......................................                (4,416)                 (2,353)                 (1,633)
   Transfers for Policy benefits and terminations......                     --                      --                      --
                                                         ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (4,163)                 (2,286)                 225,437
                                                         ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets............                 21,144                  11,545                 218,954
NET ASSETS:
   Beginning of year...................................                231,122                 219,577                     623
                                                         ---------------------   ---------------------   ---------------------
   End of year.........................................  $             252,266   $             231,122   $             219,577
                                                         =====================   =====================   =====================

                                                                         BHFTII BRIGHTHOUSE ASSET ALLOCATION 60
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                 2017                     2016                    2015
                                                         ---------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               7,315   $              10,465    $               2,614
   Net realized gains (losses).........................                 14,940                  27,897                   56,132
   Change in unrealized gains (losses) on investments..                 29,679                (16,166)                 (56,186)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 51,934                  22,196                    2,560
                                                         ---------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                 33,616                  31,626                   39,530
   Net transfers (including fixed account).............                     11                  62,669                  (9,808)
   Policy charges......................................                (8,885)                 (9,109)                 (15,462)
   Transfers for Policy benefits and terminations......                     --                      --                (214,052)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                 24,742                  85,186                (199,792)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                 76,676                 107,382                (197,232)
NET ASSETS:
   Beginning of year...................................                336,803                 229,421                  426,653
                                                         ---------------------   ---------------------    ---------------------
   End of year.........................................  $             413,479   $             336,803    $             229,421
                                                         =====================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTII BRIGHTHOUSE ASSET ALLOCATION 80
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             14,834   $              22,881   $               4,019
   Net realized gains (losses).........................                55,321                  97,916                  38,679
   Change in unrealized gains (losses) on investments..                79,824                (61,134)                (54,209)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               149,979                  59,663                (11,511)
                                                         --------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                62,701                  64,526                  71,665
   Net transfers (including fixed account).............                    --                (62,668)                      --
   Policy charges......................................              (22,699)                (31,158)                (37,518)
   Transfers for Policy benefits and terminations......              (56,266)                 (9,543)                   (894)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (16,264)                (38,843)                  33,253
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets.............               133,715                  20,820                  21,742
NET ASSETS:
   Beginning of year...................................               778,418                 757,598                 735,856
                                                         --------------------   ---------------------   ---------------------
   End of year.........................................  $            912,133   $             778,418   $             757,598
                                                         ====================   =====================   =====================

                                                                       BHFTII BRIGHTHOUSE/ARTISAN MID CAP VALUE
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                  2017                   2016                    2015
                                                         ---------------------   ---------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              11,030   $              25,748   $             26,167
   Net realized gains (losses).........................                 60,211                 382,414                480,269
   Change in unrealized gains (losses) on investments..                339,435                 264,858              (831,669)
                                                         ---------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                410,676                 673,020              (325,233)
                                                         ---------------------   ---------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                173,476                 191,653                261,397
   Net transfers (including fixed account).............              (217,122)                 172,543              (103,143)
   Policy charges......................................              (164,373)               (182,301)              (235,757)
   Transfers for Policy benefits and terminations......              (233,777)               (200,747)              (236,534)
                                                         ---------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (441,796)                (18,852)              (314,037)
                                                         ---------------------   ---------------------   --------------------
     Net increase (decrease) in net assets.............               (31,120)                 654,168              (639,270)
NET ASSETS:
   Beginning of year...................................              3,583,115               2,928,947              3,568,217
                                                         ---------------------   ---------------------   --------------------
   End of year.........................................  $           3,551,995   $           3,583,115   $          2,928,947
                                                         =====================   =====================   ====================

                                                                        BHFTII BRIGHTHOUSE/WELLINGTON BALANCED
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            131,344   $             163,612   $             113,168
   Net realized gains (losses).........................               332,152                 470,776               1,516,406
   Change in unrealized gains (losses) on investments..               853,760               (135,374)             (1,462,562)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,317,256                 499,014                 167,012
                                                         --------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               409,816                 405,104                 376,761
   Net transfers (including fixed account).............                18,965               1,022,564                  69,367
   Policy charges......................................             (402,447)               (384,657)               (362,701)
   Transfers for Policy benefits and terminations......             (395,816)               (331,314)               (454,436)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (369,482)                 711,697               (371,009)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets.............               947,774               1,210,711               (203,997)
NET ASSETS:
   Beginning of year...................................             9,172,261               7,961,550               8,165,547
                                                         --------------------   ---------------------   ---------------------
   End of year.........................................  $         10,120,035   $           9,172,261   $           7,961,550
                                                         ====================   =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                BHFTII BRIGHTHOUSE/WELLINGTON CORE EQUITY OPPORTUNITIES
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             65,244    $             80,723   $             74,420
   Net realized gains (losses).........................               221,151                 187,343              1,876,991
   Change in unrealized gains (losses) on investments..               713,120                 121,024            (1,850,670)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               999,515                 389,090                100,741
                                                         --------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               272,089                 317,110                306,639
   Net transfers (including fixed account).............             (530,226)                 301,240              (144,772)
   Policy charges......................................             (259,078)               (285,220)              (242,235)
   Transfers for Policy benefits and terminations......             (247,440)               (233,430)              (219,730)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (764,655)                  99,700              (300,098)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............               234,860                 488,790              (199,357)
NET ASSETS:
   Beginning of year...................................             5,750,637               5,261,847              5,461,204
                                                         --------------------    --------------------   --------------------
   End of year.........................................  $          5,985,497    $          5,750,637   $          5,261,847
                                                         ====================    ====================   ====================

                                                                           BHFTII FRONTIER MID CAP GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (21,515)   $           (20,381)   $           (23,259)
   Net realized gains (losses).........................               234,407                465,063                593,758
   Change in unrealized gains (losses) on investments..               523,297              (286,708)              (476,786)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               736,189                157,974                 93,713
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               203,510                208,222                226,654
   Net transfers (including fixed account).............              (83,302)              (311,354)               (24,124)
   Policy charges......................................             (208,120)              (216,715)              (227,960)
   Transfers for Policy benefits and terminations......             (436,017)               (99,016)              (216,623)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (523,929)              (418,863)              (242,053)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               212,260              (260,889)              (148,340)
NET ASSETS:
   Beginning of year...................................             3,145,053              3,405,942              3,554,282
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          3,357,313   $          3,145,053   $          3,405,942
                                                         ====================   ====================   ====================

                                                                               BHFTII JENNISON GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (92,878)   $           (86,023)   $          (108,996)
   Net realized gains (losses).........................             2,259,880              3,314,806              4,731,846
   Change in unrealized gains (losses) on investments..             5,682,678            (3,419,832)            (2,060,648)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             7,849,680              (191,049)              2,562,202
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........             1,336,728              1,361,226              1,484,488
   Net transfers (including fixed account).............             (330,337)            (2,521,193)            (1,130,021)
   Policy charges......................................           (1,602,837)            (1,563,870)            (1,574,145)
   Transfers for Policy benefits and terminations......           (1,196,802)            (1,061,873)            (1,491,131)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (1,793,248)            (3,785,710)            (2,710,809)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             6,056,432            (3,976,759)              (148,607)
NET ASSETS:
   Beginning of year...................................            21,931,124             25,907,883             26,056,490
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $         27,987,556   $         21,931,124   $         25,907,883
                                                         ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTII METLIFE AGGREGATE BOND INDEX
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           315,748   $            300,612   $            326,959
   Net realized gains (losses).........................              (1,761)                 18,120                 21,767
   Change in unrealized gains (losses) on investments..               44,573               (77,577)              (396,378)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              358,560                241,155               (47,652)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              515,090                526,120                536,187
   Net transfers (including fixed account).............               37,870                 34,078               (10,629)
   Policy charges......................................            (630,491)              (670,645)              (632,399)
   Transfers for Policy benefits and terminations......            (348,486)              (379,713)              (314,883)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (426,017)              (490,160)              (421,724)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             (67,457)              (249,005)              (469,376)
NET ASSETS:
   Beginning of year...................................           13,766,735             14,015,740             14,485,116
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $        13,699,278   $         13,766,735   $         14,015,740
                                                         ===================   ====================   ====================

                                                                        BHFTII METLIFE MID CAP STOCK INDEX
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            36,944   $             17,445   $             17,547
   Net realized gains (losses).........................              244,206                184,009                416,000
   Change in unrealized gains (losses) on investments..              191,763                180,914              (480,822)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              472,913                382,368               (47,275)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               84,596                 76,347                 77,604
   Net transfers (including fixed account).............            1,104,945              (105,809)              (943,720)
   Policy charges......................................             (86,335)               (65,494)               (66,245)
   Transfers for Policy benefits and terminations......             (10,556)               (32,709)               (90,256)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            1,092,650              (127,665)            (1,022,617)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............            1,565,563                254,703            (1,069,892)
NET ASSETS:
   Beginning of year...................................            2,267,923              2,013,220              3,083,112
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         3,833,486   $          2,267,923   $          2,013,220
                                                         ===================   ====================   ====================

                                                                          BHFTII METLIFE MSCI EAFE INDEX
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            97,420   $             81,136   $            119,087
   Net realized gains (losses).........................               58,406                  4,142                 65,063
   Change in unrealized gains (losses) on investments..              818,791               (50,058)              (237,706)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              974,617                 35,220               (53,556)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              260,250                269,233                286,853
   Net transfers (including fixed account).............              104,934               (46,984)                 79,362
   Policy charges......................................            (232,101)              (250,940)              (265,228)
   Transfers for Policy benefits and terminations......            (209,480)               (67,532)              (407,339)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (76,397)               (96,223)              (306,352)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............              898,220               (61,003)              (359,908)
NET ASSETS:
   Beginning of year...................................            4,043,957              4,104,960              4,464,868
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         4,942,177   $          4,043,957   $          4,104,960
                                                         ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                          BHFTII METLIFE RUSSELL 2000 INDEX
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             25,009   $             28,174    $             27,732
   Net realized gains (losses).........................               268,175                318,085                 392,835
   Change in unrealized gains (losses) on investments..               148,566                236,931               (573,131)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               441,750                583,190               (152,564)
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               118,727                111,560                 129,283
   Net transfers (including fixed account).............              (15,395)              (206,162)               (284,372)
   Policy charges......................................             (111,452)              (109,315)               (117,849)
   Transfers for Policy benefits and terminations......             (232,395)              (242,881)               (156,265)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (240,515)              (446,798)               (429,203)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............               201,235                136,392               (581,767)
NET ASSETS:
   Beginning of year...................................             3,254,335              3,117,943               3,699,710
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $          3,455,570   $          3,254,335    $          3,117,943
                                                         ====================   ====================    ====================

                                                                             BHFTII METLIFE STOCK INDEX
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            667,294   $            725,739   $             660,586
   Net realized gains (losses).........................             3,414,047              3,924,564               5,534,537
   Change in unrealized gains (losses) on investments..             6,588,528                724,662             (5,754,918)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................            10,669,869              5,374,965                 440,205
                                                         --------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........             2,794,879              2,913,736               3,151,873
   Net transfers (including fixed account).............                 4,417            (1,314,555)             (2,024,189)
   Policy charges......................................           (3,206,860)            (3,434,129)             (3,576,575)
   Transfers for Policy benefits and terminations......           (2,947,853)            (2,427,687)             (5,025,841)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (3,355,417)            (4,262,635)             (7,474,732)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............             7,314,452              1,112,330             (7,034,527)
NET ASSETS:
   Beginning of year...................................            52,646,385             51,534,055              58,568,582
                                                         --------------------   --------------------   ---------------------
   End of year.........................................  $         59,960,837   $         52,646,385   $          51,534,055
                                                         ====================   ====================   =====================

                                                                               BHFTII MFS TOTAL RETURN
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             57,182   $             66,350    $             70,244
   Net realized gains (losses).........................               213,781                249,367                  38,051
   Change in unrealized gains (losses) on investments..                50,500               (64,607)               (128,963)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               321,463                251,110                (20,668)
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               133,421                145,664                 145,455
   Net transfers (including fixed account).............                31,528              (487,689)                (15,206)
   Policy charges......................................             (161,244)              (168,857)               (164,300)
   Transfers for Policy benefits and terminations......             (252,389)              (110,198)                (63,250)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (248,684)              (621,080)                (97,301)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............                72,779              (369,970)               (117,969)
NET ASSETS:
   Beginning of year...................................             2,871,810              3,241,780               3,359,749
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $          2,944,589   $          2,871,810    $          3,241,780
                                                         ====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                                 BHFTII MFS VALUE
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           130,551   $            110,439   $            145,941
   Net realized gains (losses).........................              574,859                546,923              1,837,805
   Change in unrealized gains (losses) on investments..              645,393                253,948            (2,085,181)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................            1,350,803                911,310              (101,435)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              216,687                211,751                261,646
   Net transfers (including fixed account).............            1,272,109            (1,151,434)              1,295,988
   Policy charges......................................            (278,150)              (283,083)              (289,889)
   Transfers for Policy benefits and terminations......            (331,149)              (657,430)              (193,581)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              879,497            (1,880,196)              1,074,164
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............            2,230,300              (968,886)                972,729
NET ASSETS:
   Beginning of year...................................            7,107,991              8,076,877              7,104,148
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         9,338,291   $          7,107,991   $          8,076,877
                                                         ===================   ====================   ====================

                                                                                 BHFTII MFS VALUE II
                                                                                      DIVISION
                                                         -----------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             94,859   $             45,285   $            57,932
   Net realized gains (losses).........................              (26,868)                229,571               363,851
   Change in unrealized gains (losses) on investments..               257,084                479,870             (752,133)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from operations................................               325,075                754,726             (330,350)
                                                         --------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               339,002                386,121               383,914
   Net transfers (including fixed account).............                   146               (62,853)              (70,757)
   Policy charges......................................             (317,135)              (341,311)             (353,506)
   Transfers for Policy benefits and terminations......             (223,640)              (489,112)             (492,577)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (201,627)              (507,155)             (532,926)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               123,448                247,571             (863,276)
NET ASSETS:
   Beginning of year...................................             4,805,065              4,557,494             5,420,770
                                                         --------------------   --------------------   -------------------
   End of year.........................................  $          4,928,513   $          4,805,065   $         4,557,494
                                                         ====================   ====================   ===================

                                                                           BHFTII NEUBERGER BERMAN GENESIS
                                                                                      DIVISION
                                                         -----------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (11,514)   $            (6,221)   $          (11,313)
   Net realized gains (losses).........................             1,049,858                453,637               366,420
   Change in unrealized gains (losses) on investments..               159,525                861,100             (356,362)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,197,869              1,308,516               (1,255)
                                                         --------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               334,810                350,134               427,946
   Net transfers (including fixed account).............             (340,036)              (665,556)             (278,138)
   Policy charges......................................             (304,353)              (322,724)             (345,019)
   Transfers for Policy benefits and terminations......             (325,200)              (377,307)             (447,432)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (634,779)            (1,015,453)             (642,643)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               563,090                293,063             (643,898)
NET ASSETS:
   Beginning of year...................................             8,106,048              7,812,985             8,456,883
                                                         --------------------   --------------------   -------------------
   End of year.........................................  $          8,669,138   $          8,106,048   $         7,812,985
                                                         ====================   ====================   ===================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTII T. ROWE PRICE LARGE CAP GROWTH
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (6,530)    $           (19,608)   $           (18,372)
   Net realized gains (losses).........................               441,283                 669,908              1,011,920
   Change in unrealized gains (losses) on investments..             1,315,448               (657,494)              (541,770)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,750,201                 (7,194)                451,778
                                                         --------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               128,412                 146,857                139,638
   Net transfers (including fixed account).............               710,670             (1,331,839)              2,071,915
   Policy charges......................................             (250,019)               (247,831)              (246,584)
   Transfers for Policy benefits and terminations......             (136,994)               (335,748)              (269,520)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               452,069             (1,768,561)              1,695,449
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............             2,202,270             (1,775,755)              2,147,227
NET ASSETS:
   Beginning of year...................................             5,151,979               6,927,734              4,780,507
                                                         --------------------    --------------------   --------------------
   End of year.........................................  $          7,354,249    $          5,151,979   $          6,927,734
                                                         ====================    ====================   ====================

                                                                        BHFTII T. ROWE PRICE SMALL CAP GROWTH
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (17,069)   $           (17,045)    $           (28,570)
   Net realized gains (losses).........................               694,397                970,506                 984,304
   Change in unrealized gains (losses) on investments..               789,248              (297,835)               (777,293)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,466,576                655,626                 178,441
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               237,047                234,437                 262,429
   Net transfers (including fixed account).............               281,335              (147,615)               (675,813)
   Policy charges......................................             (238,295)              (224,255)               (222,565)
   Transfers for Policy benefits and terminations......             (345,307)              (150,228)               (140,371)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (65,220)              (287,661)               (776,320)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............             1,401,356                367,965               (597,879)
NET ASSETS:
   Beginning of year...................................             6,615,513              6,247,548               6,845,427
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $          8,016,869   $          6,615,513    $          6,247,548
                                                         ====================   ====================    ====================

                                                                       BHFTII VAN ECK GLOBAL NATURAL RESOURCES
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (17,248)   $             11,176   $                 697
   Net realized gains (losses).........................              (96,669)              (266,985)               (218,089)
   Change in unrealized gains (losses) on investments..                60,091              1,653,307             (1,446,457)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................              (53,826)              1,397,498             (1,663,849)
                                                         --------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                49,089                 59,447                  89,204
   Net transfers (including fixed account).............                16,073              (379,476)                 135,003
   Policy charges......................................             (119,021)              (124,113)               (136,170)
   Transfers for Policy benefits and terminations......             (102,355)                     --               (164,149)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (156,214)              (444,142)                (76,112)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............             (210,040)                953,356             (1,739,961)
NET ASSETS:
   Beginning of year...................................             4,317,890              3,364,534               5,104,495
                                                         --------------------   --------------------   ---------------------
   End of year.........................................  $          4,107,850   $          4,317,890   $           3,364,534
                                                         ====================   ====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                BHFTII WESTERN ASSET MANAGEMENT
                                                                 STRATEGIC BOND OPPORTUNITIES
                                                                           DIVISION
                                                         --------------------------------------------
                                                                 2017                  2016 (a)
                                                         --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            220,563    $             75,254
   Net realized gains (losses).........................                33,679                  12,923
   Change in unrealized gains (losses) on investments..               229,611                 184,899
                                                         --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               483,853                 273,076
                                                         --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               308,320                 189,322
   Net transfers (including fixed account).............               363,536               6,269,062
   Policy charges......................................             (311,865)               (216,730)
   Transfers for Policy benefits and terminations......             (151,444)               (257,038)
                                                         --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               208,547               5,984,616
                                                         --------------------    --------------------
     Net increase (decrease) in net assets.............               692,400               6,257,692
NET ASSETS:
   Beginning of year...................................             6,257,692                      --
                                                         --------------------    --------------------
   End of year.........................................  $          6,950,092    $          6,257,692
                                                         ====================    ====================


                                                                   BHFTII WESTERN ASSET MANAGEMENT U.S. GOVERNMENT
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             15,948   $             13,045    $             22,317
   Net realized gains (losses).........................                 (752)                (1,395)                 (1,768)
   Change in unrealized gains (losses) on investments..               (7,363)                  4,332                (16,976)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 7,833                 15,982                   3,573
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                26,406                 32,681                  31,387
   Net transfers (including fixed account).............               281,747              (424,015)                  18,603
   Policy charges......................................              (23,200)               (23,895)                (38,426)
   Transfers for Policy benefits and terminations......              (16,365)              (163,851)                (89,282)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               268,588              (579,080)                (77,718)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............               276,421              (563,098)                (74,145)
NET ASSETS:
   Beginning of year...................................               447,387              1,010,485               1,084,630
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $            723,808   $            447,387    $          1,010,485
                                                         ====================   ====================    ====================


                                                                              FIDELITY VIP EQUITY-INCOME
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            157,893   $             227,838   $            394,730
   Net realized gains (losses).........................               397,986                 852,684              1,530,427
   Change in unrealized gains (losses) on investments..             1,177,762               1,277,548            (2,639,815)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,733,641               2,358,070              (714,658)
                                                         --------------------   ---------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               711,885                 750,160                820,946
   Net transfers (including fixed account).............             (182,470)               (936,113)              (313,064)
   Policy charges......................................             (859,005)               (900,466)              (882,793)
   Transfers for Policy benefits and terminations......             (851,560)             (1,097,797)              (842,313)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (1,181,150)             (2,184,216)            (1,217,224)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets.............               552,491                 173,854            (1,931,882)
NET ASSETS:
   Beginning of year...................................            14,906,317              14,732,463             16,664,345
                                                         --------------------   ---------------------   --------------------
   End of year.........................................  $         15,458,808   $          14,906,317   $         14,732,463
                                                         ====================   =====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                                 FIDELITY VIP MID CAP
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              5,528    $            (3,654)   $             (4,749)
   Net realized gains (losses).........................               286,764                 311,768                 743,774
   Change in unrealized gains (losses) on investments..               527,778                 155,735               (795,687)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               820,070                 463,849                (56,662)
                                                         --------------------    --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               166,617                 195,502                 265,812
   Net transfers (including fixed account).............             (168,577)               (132,030)               (462,030)
   Policy charges......................................             (249,316)               (261,535)               (267,240)
   Transfers for Policy benefits and terminations......             (177,004)               (446,142)               (211,095)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (428,280)               (644,205)               (674,553)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets.............               391,790               (180,356)               (731,215)
NET ASSETS:
   Beginning of year...................................             4,280,262               4,460,618               5,191,833
                                                         --------------------    --------------------   ---------------------
   End of year.........................................  $          4,672,052    $          4,280,262   $           4,460,618
                                                         ====================    ====================   =====================

                                                                          JPMORGAN INSURANCE TRUST CORE BOND
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                  2017                   2016                    2015
                                                         ---------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              15,101   $             15,451   $              26,102
   Net realized gains (losses).........................                  (748)                (1,000)                 (1,941)
   Change in unrealized gains (losses) on investments..                  7,512                  (657)                (19,927)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 21,865                 13,794                   4,234
                                                         ---------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                 49,276                 52,595                  57,460
   Net transfers (including fixed account).............                 36,335               (34,264)                  75,813
   Policy charges......................................               (37,722)               (40,085)                (47,058)
   Transfers for Policy benefits and terminations......               (18,018)              (141,200)                (77,675)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................                 29,871              (162,954)                   8,540
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............                 51,736              (149,160)                  12,774
NET ASSETS:
   Beginning of year...................................                698,826                847,986                 835,212
                                                         ---------------------   --------------------   ---------------------
   End of year.........................................  $             750,562   $            698,826   $             847,986
                                                         =====================   ====================   =====================

                                                                        JPMORGAN INSURANCE TRUST SMALL CAP CORE
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (2,450)    $              1,111   $            (6,890)
   Net realized gains (losses).........................                91,604                 339,837                447,188
   Change in unrealized gains (losses) on investments..               328,670                   1,666              (621,720)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               417,824                 342,614              (181,422)
                                                         --------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                94,376                  98,392                104,803
   Net transfers (including fixed account).............               785,464               (900,618)                 59,099
   Policy charges......................................             (108,872)                (95,987)              (115,256)
   Transfers for Policy benefits and terminations......             (124,977)                (57,794)              (130,155)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               645,991               (956,007)               (81,509)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............             1,063,815               (613,393)              (262,931)
NET ASSETS:
   Beginning of year...................................             2,277,324               2,890,717              3,153,648
                                                         --------------------    --------------------   --------------------
   End of year.........................................  $          3,341,139    $          2,277,324   $          2,890,717
                                                         ====================    ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                          RUSSELL INTERNATIONAL DEVELOPED MARKETS
                                                                                         DIVISION
                                                         -----------------------------------------------------------------------
                                                                  2017                     2016                     2015
                                                         ----------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               30,011   $              35,993    $               9,032
   Net realized gains (losses).........................                  72,722                  30,847                   18,277
   Change in unrealized gains (losses) on investments..                 209,463                (39,455)                 (51,390)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 312,196                  27,385                 (24,081)
                                                         ----------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  30,791                  38,008                   38,646
   Net transfers (including fixed account).............                (71,504)               (212,157)                 (22,403)
   Policy charges......................................                (32,080)                (37,882)                 (39,996)
   Transfers for Policy benefits and terminations......                 (3,031)                (18,425)                  (9,974)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (75,824)               (230,456)                 (33,727)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                 236,372               (203,071)                 (57,808)
NET ASSETS:
   Beginning of year...................................               1,306,331               1,509,402                1,567,210
                                                         ----------------------   ---------------------    ---------------------
   End of year.........................................  $            1,542,703   $           1,306,331    $           1,509,402
                                                         ======================   =====================    =====================

                                                                                  RUSSELL STRATEGIC BOND
                                                                                         DIVISION
                                                         ------------------------------------------------------------------------
                                                                  2017                     2016                     2015
                                                         ----------------------   ----------------------   ----------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $                7,258   $               10,591   $               19,728
   Net realized gains (losses).........................                 (1,391)                   29,212                   13,717
   Change in unrealized gains (losses) on investments..                  25,589                 (10,512)                 (41,255)
                                                         ----------------------   ----------------------   ----------------------
      Net increase (decrease) in net assets resulting
        from operations................................                  31,456                   29,291                  (7,810)
                                                         ----------------------   ----------------------   ----------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  22,663                   24,803                   29,017
   Net transfers (including fixed account).............                (47,918)                (119,683)                    6,146
   Policy charges......................................                (58,671)                 (64,781)                 (63,084)
   Transfers for Policy benefits and terminations......                 (3,164)                 (10,131)                       --
                                                         ----------------------   ----------------------   ----------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (87,090)                (169,792)                 (27,921)
                                                         ----------------------   ----------------------   ----------------------
      Net increase (decrease) in net assets............                (55,634)                (140,501)                 (35,731)
NET ASSETS:
   Beginning of year...................................                 949,307                1,089,808                1,125,539
                                                         ----------------------   ----------------------   ----------------------
   End of year.........................................  $              893,673   $              949,307   $            1,089,808
                                                         ======================   ======================   ======================

                                                                               RUSSELL U.S. SMALL CAP EQUITY
                                                                                         DIVISION
                                                         -----------------------------------------------------------------------
                                                                  2017                     2016                     2015
                                                         ----------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              (6,587)   $               3,846    $               1,227
   Net realized gains (losses).........................                 145,021                  12,169                  167,243
   Change in unrealized gains (losses) on investments..                 100,755                 248,974                (300,458)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 239,189                 264,989                (131,988)
                                                         ----------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  48,091                  49,566                   56,208
   Net transfers (including fixed account).............                (35,859)               (191,033)                   24,881
   Policy charges......................................                (46,252)                (49,655)                 (52,663)
   Transfers for Policy benefits and terminations......                (58,777)                (25,245)                       --
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (92,797)               (216,367)                   28,426
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                 146,392                  48,622                (103,562)
NET ASSETS:
   Beginning of year...................................               1,636,361               1,587,739                1,691,301
                                                         ----------------------   ---------------------    ---------------------
   End of year.........................................  $            1,782,753   $           1,636,361    $           1,587,739
                                                         ======================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                              RUSSELL U.S. STRATEGIC EQUITY
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                  2017                    2016                    2015
                                                         ---------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              17,097   $              16,672    $               8,359
   Net realized gains (losses).........................                433,487                 314,215                  358,697
   Change in unrealized gains (losses) on investments..                253,931                  15,350                (348,438)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                704,515                 346,237                   18,618
                                                         ---------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                114,659                 135,355                  107,638
   Net transfers (including fixed account).............              (148,122)               (374,679)                 (72,144)
   Policy charges......................................              (132,908)               (139,589)                (134,202)
   Transfers for Policy benefits and terminations......               (12,362)                (50,667)                 (23,948)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (178,733)               (429,580)                (122,656)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                525,782                (83,343)                (104,038)
NET ASSETS:
   Beginning of year...................................              3,565,102               3,648,445                3,752,483
                                                         ---------------------   ---------------------    ---------------------
   End of year.........................................  $           4,090,884   $           3,565,102    $           3,648,445
                                                         =====================   =====================    =====================

                                                                               VANECK VIP EMERGING MARKETS
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                  2017                    2016                    2015
                                                         ---------------------    ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               (369)    $               6,022   $              10,681
   Net realized gains (losses).........................                 33,302                (267,507)                 242,359
   Change in unrealized gains (losses) on investments..              1,574,155                  288,392               (973,993)
                                                         ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................              1,607,088                   26,907               (720,953)
                                                         ---------------------    ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                129,241                  151,482                 176,069
   Net transfers (including fixed account).............                751,790              (1,371,737)                 358,695
   Policy charges......................................              (160,466)                (146,221)               (169,964)
   Transfers for Policy benefits and terminations......              (102,727)                 (27,728)               (239,442)
                                                         ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                617,838              (1,394,204)                 125,358
                                                         ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets............              2,224,926              (1,367,297)               (595,595)
NET ASSETS:
   Beginning of year...................................              2,868,911                4,236,208               4,831,803
                                                         ---------------------    ---------------------   ---------------------
   End of year.........................................  $           5,093,837    $           2,868,911   $           4,236,208
                                                         =====================    =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
          OF GENERAL AMERICAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS



1.  ORGANIZATION


General American Separate Account Eleven (the "Separate Account"), a separate account of General American Life Insurance Company (the "Company"), was established by the Company's Board of Directors on January 30, 1985 to support operations of the Company with respect to certain variable life insurance policies (the "Policies"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Divisions, each of which is treated as an individual accounting entity for financial reporting purposes. Each Division invests in shares of the corresponding fund or portfolio (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

American Funds Insurance Series ("American Funds")         JPMorgan Insurance Trust ("JP Morgan")
Brighthouse Funds Trust I ("BHFTI")                        Russell Investment Funds ("Russell")
Brighthouse Funds Trust II ("BHFTII")                      VanEck VIP Trust ("VanEck VIP")
Fidelity Variable Insurance Products ("Fidelity VIP")

The assets of each of the Divisions of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies cannot be used for liabilities arising out of any other business conducted by the Company.


2.  LIST OF DIVISIONS


Premium payments, less any applicable charges, applied to the Separate Account are invested in one or more Divisions in accordance with the selection made by the Policy owner. The following Divisions had net assets as of December 31, 2017:

American Funds Global Small Capitalization Division       BHFTII Brighthouse/Wellington Balanced Division (a)
American Funds Growth Division                            BHFTII Brighthouse/Wellington Core Equity
American Funds Growth-Income Division                       Opportunities Division
BHFTI Brighthouse Asset Allocation 100 Division           BHFTII Frontier Mid Cap Growth Division
BHFTI Clarion Global Real Estate Division                 BHFTII Jennison Growth Division
BHFTI ClearBridge Aggressive Growth Division              BHFTII MetLife Aggregate Bond Index Division
BHFTI Harris Oakmark International Division               BHFTII MetLife Mid Cap Stock Index Division
BHFTI Invesco Small Cap Growth Division                   BHFTII MetLife MSCI EAFE Index Division
BHFTI MFS Research International Division                 BHFTII MetLife Russell 2000 Index Division
BHFTI Morgan Stanley Mid Cap Growth Division              BHFTII MetLife Stock Index Division
BHFTI PIMCO Total Return Division                         BHFTII MFS Total Return Division
BHFTI T. Rowe Price Large Cap Value Division              BHFTII MFS Value Division
BHFTI T. Rowe Price Mid Cap Growth Division               BHFTII MFS Value II Division
BHFTI Victory Sycamore Mid Cap Value Division             BHFTII Neuberger Berman Genesis Division
BHFTII Baillie Gifford International Stock Division       BHFTII T. Rowe Price Large Cap Growth Division
BHFTII BlackRock Bond Income Division                     BHFTII T. Rowe Price Small Cap Growth Division
BHFTII BlackRock Capital Appreciation Division            BHFTII Van Eck Global Natural Resources Division
BHFTII BlackRock Ultra-Short Term Bond Division           BHFTII Western Asset Management Strategic Bond
BHFTII Brighthouse Asset Allocation 20 Division             Opportunities Division
BHFTII Brighthouse Asset Allocation 40 Division           BHFTII Western Asset Management U.S. Government
BHFTII Brighthouse Asset Allocation 60 Division             Division
BHFTII Brighthouse Asset Allocation 80 Division           Fidelity VIP Equity-Income Division
BHFTII Brighthouse/Artisan Mid Cap Value Division         Fidelity VIP Mid Cap Division

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2.  LIST OF DIVISIONS -- (CONCLUDED)


JPMorgan Insurance Trust Core Bond Division                Russell U.S. Small Cap Equity Division
JPMorgan Insurance Trust Small Cap Core Division           Russell U.S. Strategic Equity Division
Russell International Developed Markets Division           VanEck VIP Emerging Markets Division
Russell Strategic Bond Division

(a) This Division invests in two or more share classes within the underlying fund or portfolio of the Trusts.


3.  PORTFOLIO CHANGES


The operations of the Divisions were affected by the following changes that occurred during the year ended December 31, 2017:

TRUST NAME CHANGES:

Former Trust                                             New Trust

Met Investors Series Trust (MIST)                        Brighthouse Funds Trust I (BHFTI)
Metropolitan Series Fund (MSF)                           Brighthouse Funds Trust II (BHFTII)

NAME CHANGES:

Former Name                                               New Name

(BHFTI) Invesco Mid Cap Value Portfolio                   (BHFTI) Victory Sycamore Mid Cap Value Portfolio
(BHFTII) BlackRock Large Cap Value Portfolio              (BHFTII) MFS Value II Portfolio
(MIST) MetLife Asset Allocation 100 Portfolio             (BHFTI) Brighthouse Asset Allocation 100 Portfolio
(MSF) Barclays Aggregate Bond Index Portfolio             (BHFTII) MetLife Aggregate Bond Index Portfolio
(MSF) Met/Artisan Mid Cap Value Portfolio                 (BHFTII) Brighthouse/Artisan Mid Cap Value Portfolio
(MSF) Met/Wellington Balanced Portfolio                   (BHFTII) Brighthouse/Wellington Balanced Portfolio
(MSF) Met/Wellington Core Equity Opportunities            (BHFTII) Brighthouse/Wellington Core Equity
   Portfolio                                                Opportunities Portfolio
(MSF) MetLife Asset Allocation 20 Portfolio               (BHFTII) Brighthouse Asset Allocation 20 Portfolio
(MSF) MetLife Asset Allocation 40 Portfolio               (BHFTII) Brighthouse Asset Allocation 40 Portfolio
(MSF) MetLife Asset Allocation 60 Portfolio               (BHFTII) Brighthouse Asset Allocation 60 Portfolio
(MSF) MetLife Asset Allocation 80 Portfolio               (BHFTII) Brighthouse Asset Allocation 80 Portfolio
(MSF) MSCI EAFE Index Portfolio                           (BHFTII) MetLife MSCI EAFE Index Portfolio
(MSF) Russell 2000 Index Portfolio                        (BHFTII) MetLife Russell 2000 Index Portfolio
(MSF) Van Eck Global Natural Resources Portfolio          (BHFTII) VanEck Global Natural Resources Portfolio
Russell Aggressive Equity Fund                            Russell U.S. Small Cap Equity Fund
Russell Core Bond Fund                                    Russell Strategic Bond Fund
Russell Multi-Style Equity Fund                           Russell U.S. Strategic Equity Fund
Russell Non-U.S. Fund                                     Russell International Developed Markets Fund

4.  SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable life separate accounts registered as unit investment trusts, which follow the accounting and reporting guidance in Financial Accounting Standards Board ACCOUNTING STANDARDS CODIFICATION TOPIC 946, INVESTMENT COMPANIES.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)


SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.


SECURITY VALUATION
A Division's investment in shares of a fund or portfolio of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Divisions.The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Each Division invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day.


FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.


PREMIUM PAYMENTS
The Company deducts a sales charge for certain policies and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. This federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to Policy acquisition expenses. Net premiums are reported as premium payments received from Policy owners on the statements of changes in net assets of the applicable Divisions and are credited as units.


NET TRANSFERS
Funds transferred by the policy owner into or out of Divisions within the Separate Account or into or out of the fixed account, which is part of the Company's general account, are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Divisions.


USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.


5.  EXPENSES


The following annual Separate Account charge paid to the Company is an asset-based charge assessed through a daily reduction in unit values, which is recorded as an expense in the accompanying statements of operations of the applicable Divisions:

     Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5.  EXPENSES -- (CONCLUDED)


      The table below represents the range of effective annual rates for the charge for the year ended December 31, 2017:

     -------------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                              0.00% - 0.90%
     -------------------------------------------------------------------------------------------------------------------------

      The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular Policy.

For some Policies, a Mortality and Expense Risk charge ranging from 0.15% to 0.75% is assessed on a monthly basis through the redemption of units. Other Policy charges that are assessed through the redemption of units generally include: cost of insurance ("COI") charges, administrative charges, a Policy fee, and charges for benefits provided by rider, if any. The COI charge is the primary charge under the Policy for the death benefit provided by the Company. Policy administrative charges range from $.03 to $.38 for every $1,000 of the Policy face amount and are assessed per month for the first 10 Policy years.

Policy fees range from $4 to $25 and are assessed monthly depending on the Policy and the Policy year. In addition, a surrender charge is imposed if the Policy is partially or fully surrendered within the specified surrender charge period that ranges from 0% to 45% of the Policy's target premium. Most Policies offer optional benefits that can be added to the Policy by rider. The charge for riders that provide life insurance benefits can range from $.01 to $83.33 per $1,000 of coverage and the charge for riders providing benefits in the event of disability can range from $2.40 to $61.44 per $100 of the benefit provided. These charges are paid to the Company and are recorded as Policy charges in the accompanying statements of changes in net assets of the applicable Divisions for the years ended December 31, 2017, 2016 and 2015.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS


                                               AS OF
                                            DECEMBER 31                          FOR THE YEAR ENDED DECEMBER 31
                                      ----------------------  -------------------------------------------------------------------
                                                                            COST OF                          PROCEEDS
                                        SHARES     COST ($)              PURCHASES ($)                    FROM SALES ($)
                                      ---------   ----------  ---------------------------------  --------------------------------
                                         2017        2017        2017        2016       2015        2017       2016        2015
                                      ---------   ----------  ---------   ---------   ---------  ---------   ---------  ---------
     American Funds Global Small
       Capitalization Division......    153,817    3,240,113    162,628   1,095,338     926,294    972,200   1,438,622    429,061
     American Funds Growth
       Division.....................    241,145   14,600,850  2,388,041   2,135,949   4,156,453  2,908,666   2,219,421  1,762,197
     American Funds Growth-Income
       Division.....................    235,573    9,321,659  1,406,849   1,572,505   2,183,604  1,301,382   1,733,010  1,001,172
     BHFTI Brighthouse Asset
       Allocation 100 Division......      3,621       40,648      3,067       6,203      10,499      3,011      10,286      1,774
     BHFTI Clarion Global Real
       Estate Division..............    241,296    2,695,743    252,073     404,355     462,527    279,989     940,487    437,146
     BHFTI ClearBridge Aggressive
       Growth Division..............     79,283      905,784     96,908     138,536     396,346    201,428     252,428  1,896,423
     BHFTI Harris Oakmark
       International Division.......    469,469    6,616,529    772,686     993,106   1,691,059    759,132   1,791,921  1,226,042
     BHFTI Invesco Small Cap
       Growth Division..............     78,698    1,152,667    177,070     208,552     348,607     86,376      88,600    141,931
     BHFTI MFS Research
       International Division.......    723,532    7,893,232    738,668     816,729   2,330,445  1,799,798   2,398,610  2,117,004
     BHFTI Morgan Stanley Mid Cap
       Growth Division..............    104,377    1,263,056     77,659     134,284     111,681    186,287     186,016    168,550
     BHFTI PIMCO Total Return
       Division.....................    904,017   10,787,433    917,070   1,092,151   1,422,891    683,999   3,470,676  1,067,083
     BHFTI T. Rowe Price Large Cap
       Value Division...............     65,218    2,004,406    374,637     763,751     662,226    268,263     563,423  1,902,891
     BHFTI T. Rowe Price Mid Cap
       Growth Division..............    265,690    2,799,810    399,192     695,958   1,564,525    807,350   1,042,930    449,120
     BHFTI Victory Sycamore Mid
       Cap Value Division...........    187,333    3,519,378    160,022     381,577   4,022,573    309,137   1,012,854  3,501,505
     BHFTII Baillie Gifford
       International Stock Division.    169,419    1,799,303    132,320     245,236     185,364    244,260     271,392    204,819
     BHFTII BlackRock Bond
       Income Division..............     38,269    4,145,018    777,048   2,368,766     577,412    449,413     520,447    430,336
     BHFTII BlackRock Capital
       Appreciation Division........     70,940    2,051,061    140,394     338,650     618,011    387,283     371,812    335,571
     BHFTII BlackRock Ultra-Short
       Term Bond Division...........     44,607    4,464,134    509,634   1,069,048   2,741,583    849,991   1,774,172  2,977,508
     BHFTII Brighthouse Asset
       Allocation 20 Division.......      9,847      108,271      5,622       8,556       8,201     10,770       2,975      3,188
     BHFTII Brighthouse Asset
       Allocation 40 Division.......     21,110      267,794     12,996      22,976     240,415      4,416       2,353      1,633
     BHFTII Brighthouse Asset
       Allocation 60 Division.......     32,506      381,977     52,420     129,523      61,516      5,673       6,117    235,969
     BHFTII Brighthouse Asset
       Allocation 80 Division.......     64,009      757,012    112,527     154,826      89,858     68,385      86,289     18,323
     BHFTII Brighthouse/Artisan
       Mid Cap Value Division.......     13,711    2,987,680    169,173   1,041,624     602,805    599,935     658,096    473,598
     BHFTII Brighthouse/Wellington
       Balanced Division............    496,627    8,588,997    779,651   2,390,423   1,932,981    781,605   1,163,714    872,036
     BHFTII Brighthouse/Wellington
       Core Equity Opportunities
       Division.....................    185,311    5,591,351    488,577   1,723,467   2,157,947    982,787   1,266,019  2,069,708
     BHFTII Frontier Mid Cap
       Growth Division..............     87,363    2,394,055    171,310     472,024     604,941    635,008     520,258    406,843
     BHFTII Jennison Growth
       Division.....................  1,660,984   21,569,207  2,542,858   4,002,407   4,791,866  2,618,017   4,758,642  3,640,600

(a)  For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS -- (CONCLUDED)


                                               AS OF
                                            DECEMBER 31
                                      ----------------------

                                        SHARES     COST ($)
                                      ---------   ----------
                                         2017        2017
                                      ---------   ----------
     BHFTII MetLife Aggregate
       Bond Index Division..........  1,256,816   13,730,755
     BHFTII MetLife Mid Cap Stock
       Index Division...............    189,404    3,255,210
     BHFTII MetLife MSCI EAFE
       Index Division...............    339,671    4,047,543
     BHFTII MetLife Russell 2000
       Index Division...............    157,216    2,335,785
     BHFTII MetLife Stock Index
       Division.....................  1,122,862   36,785,402
     BHFTII MFS Total Return
       Division.....................     16,634    2,430,689
     BHFTII MFS Value Division......    561,535    8,720,866
     BHFTII MFS Value II Division...    520,988    5,029,556
     BHFTII Neuberger Berman
       Genesis Division.............    382,745    5,902,332
     BHFTII T. Rowe Price Large
       Cap Growth Division..........    290,223    6,134,695
     BHFTII T. Rowe Price Small
       Cap Growth Division..........    324,702    6,187,461
     BHFTII Van Eck Global Natural
       Resources Division...........    381,067    4,967,288
     BHFTII Western Asset
       Management Strategic Bond
       Opportunities Division.......    498,934    6,535,634
     BHFTII Western Asset
       Management U.S. Government
       Division.....................     62,133      744,445
     Fidelity VIP Equity-Income
       Division.....................    647,083   13,908,484
     Fidelity VIP Mid Cap Division..    119,982    3,625,969
     JPMorgan Insurance Trust Core
       Bond Division................     68,613      763,124
     JPMorgan Insurance Trust Small
       Cap Core Division............    130,312    2,434,166
     Russell International Developed
       Markets Division.............    117,587    1,208,222
     Russell Strategic Bond Division     86,184      902,166
     Russell U.S. Small Cap Equity
       Division.....................    108,708    1,436,914
     Russell U.S. Strategic Equity
       Division.....................    220,773    3,279,259
     VanEck VIP Emerging Markets
       Division.....................    325,904    3,947,242


                                                            FOR THE YEAR ENDED DECEMBER 31
                                      ------------------------------------------------------------------------
                                                     COST OF                             PROCEEDS
                                                  PURCHASES ($)                       FROM SALES ($)
                                      -----------------------------------  -----------------------------------
                                         2017        2016         2015        2017       2016           2015
                                      ---------   ------------  ---------  ---------   ------------  ---------
     BHFTII MetLife Aggregate
       Bond Index Division..........    943,551     864,213       936,481  1,053,801   1,053,792     1,031,214
     BHFTII MetLife Mid Cap Stock
       Index Division...............  1,531,202     284,956       418,822    185,735     236,528     1,279,601
     BHFTII MetLife MSCI EAFE
       Index Division...............    517,960     285,289       477,233    496,972     300,410       664,426
     BHFTII MetLife Russell 2000
       Index Division...............    366,981     375,291       439,886    453,433     619,139       633,963
     BHFTII MetLife Stock Index
       Division.....................  4,154,022   4,522,586     4,959,280  5,272,603   5,803,543     9,389,013
     BHFTII MFS Total Return
       Division.....................    348,931     286,772       172,928    391,506     724,327       199,950
     BHFTII MFS Value Division......  2,710,633   1,708,492     6,129,934  1,169,104   2,862,929     3,813,042
     BHFTII MFS Value II Division...    285,967     603,944       663,667    392,733     724,507       730,521
     BHFTII Neuberger Berman
       Genesis Division.............  1,255,636     825,562       840,351  1,209,635   1,847,251     1,494,296
     BHFTII T. Rowe Price Large
       Cap Growth Division..........  1,434,059     991,996     3,336,345    601,698   2,114,285       771,831
     BHFTII T. Rowe Price Small
       Cap Growth Division..........  1,745,081   1,898,350     1,133,703  1,410,775   1,457,966     1,346,890
     BHFTII Van Eck Global Natural
       Resources Division...........    158,923     218,376       642,333    332,390     651,338       717,710
     BHFTII Western Asset
       Management Strategic Bond
       Opportunities Division.......  1,057,411   6,578,692(a)         --    628,295     518,776(a)         --
     BHFTII Western Asset
       Management U.S. Government
       Division.....................    318,408      71,931        89,228     33,872     637,997       144,549
     Fidelity VIP Equity-Income
       Division.....................    817,059   1,675,094     2,259,996  1,530,341   2,667,058     1,586,389
     Fidelity VIP Mid Cap Division..    302,089     439,977       848,393    523,473     815,389       915,612
     JPMorgan Insurance Trust Core
       Bond Division................     89,474      73,695       162,042     44,484     221,215       127,343
     JPMorgan Insurance Trust Small
       Cap Core Division............    943,923     306,835       698,146    280,608   1,088,466       490,916
     Russell International Developed
       Markets Division.............    109,056     120,185        76,001    103,712     314,676       100,630
     Russell Strategic Bond Division     66,751     103,965        87,256    146,577     236,026        82,591
     Russell U.S. Small Cap Equity
       Division.....................    156,693      63,316       264,965    140,395     274,966        81,093
     Russell U.S. Strategic Equity
       Division.....................    488,542     359,106       411,915    271,919     546,530       213,014
     VanEck VIP Emerging Markets
       Division.....................    961,152     701,805       908,608    343,716   2,068,955       505,915

(a)  For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                 AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION              AMERICAN FUNDS GROWTH
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015          2017            2016          2015
                                  ------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        125,474        163,034        159,261        569,479        628,692        673,739
Units issued and transferred
   from other funding options..         15,190         86,267         85,631         49,289         61,204         62,717
Units redeemed and transferred
   to other funding options....       (39,133)      (123,827)       (81,858)      (117,193)      (120,417)      (107,764)
                                  ------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        101,531        125,474        163,034        501,575        569,479        628,692
                                  ============  =============  =============  =============  =============  =============


                                        AMERICAN FUNDS GROWTH-INCOME            BHFTI BRIGHTHOUSE ASSET ALLOCATION 100
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015          2017            2016          2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        401,481        460,171        482,665            210            266            243
Units issued and transferred
   from other funding options..         38,691         42,359         48,067              2              2             34
Units redeemed and transferred
   to other funding options....       (63,530)      (101,049)       (70,561)           (16)           (58)           (11)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        376,642        401,481        460,171            196            210            266
                                 =============  =============  =============  =============  =============  =============

                                      BHFTI CLARION GLOBAL REAL ESTATE            BHFTI CLEARBRIDGE AGGRESSIVE GROWTH
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017           2016            2015           2017          2016          2015
                                 -------------  -------------  -------------  -------------  ------------  -------------

Units beginning of year........         13,092         15,700         16,220         73,866        80,654        156,189
Units issued and transferred
   from other funding options..          6,053         13,388         12,460         11,382        12,290         88,181
Units redeemed and transferred
   to other funding options....        (6,615)       (15,996)       (12,980)       (17,035)      (19,078)      (163,716)
                                 -------------  -------------  -------------  -------------  ------------  -------------
Units end of year..............         12,530         13,092         15,700         68,213        73,866         80,654
                                 =============  =============  =============  =============  ============  =============


                                      BHFTI HARRIS OAKMARK INTERNATIONAL            BHFTI INVESCO SMALL CAP GROWTH
                                                   DIVISION                                    DIVISION
                                 -------------------------------------------  -------------------------------------------
                                     2017            2016           2015          2017           2016            2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        211,967        260,788        276,598         31,851         33,362         34,237
Units issued and transferred
   from other funding options..         36,510         89,751        100,288          2,883          3,661          6,864
Units redeemed and transferred
   to other funding options....       (40,048)      (138,572)      (116,098)        (3,379)        (5,172)        (7,739)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        208,429        211,967        260,788         31,355         31,851         33,362
                                 =============  =============  =============  =============  =============  =============

                                     BHFTI MFS RESEARCH INTERNATIONAL         BHFTI MORGAN STANLEY MID CAP GROWTH
                                                 DIVISION                                  DIVISION
                                 ----------------------------------------  -----------------------------------------
                                     2017          2016          2015          2017          2016           2015
                                 ------------  ------------  ------------  ------------  ------------  -------------

Units beginning of year........       505,458       620,513       614,725       253,466       260,351        267,514
Units issued and transferred
   from other funding options..       423,100       576,302       945,195        25,945        39,308         31,792
Units redeemed and transferred
   to other funding options....     (486,557)     (691,357)     (939,407)      (39,334)      (46,193)       (38,955)
                                 ------------  ------------  ------------  ------------  ------------  -------------
Units end of year..............       442,001       505,458       620,513       240,077       253,466        260,351
                                 ============  ============  ============  ============  ============  =============


                                          BHFTI PIMCO TOTAL RETURN                BHFTI T. ROWE PRICE LARGE CAP VALUE
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                      2017          2016           2015           2017           2016           2015
                                 -------------  -------------  -------------  -------------  -------------  ------------

Units beginning of year........        507,351        636,895        659,283         82,219         85,892       145,449
Units issued and transferred
   from other funding options..         69,954         74,722         74,450         15,441         27,825        86,360
Units redeemed and transferred
   to other funding options....       (68,843)      (204,266)       (96,838)       (19,732)       (31,498)     (145,917)
                                 -------------  -------------  -------------  -------------  -------------  ------------
Units end of year..............        508,462        507,351        636,895         77,928         82,219        85,892
                                 =============  =============  =============  =============  =============  ============

                                      BHFTI T. ROWE PRICE MID CAP GROWTH         BHFTI VICTORY SYCAMORE MID CAP VALUE
                                                   DIVISION                                    DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017            2016           2015           2017          2016          2015
                                 -------------  -------------  -------------  -------------  ------------  -------------

Units beginning of year........         91,082        113,903         95,587        108,901       134,329        126,894
Units issued and transferred
   from other funding options..         10,663         38,046         55,692          8,649        13,386        148,944
Units redeemed and transferred
   to other funding options....       (27,474)       (60,867)       (37,376)       (13,175)      (38,814)      (141,509)
                                 -------------  -------------  -------------  -------------  ------------  -------------
Units end of year..............         74,271         91,082        113,903        104,375       108,901        134,329
                                 =============  =============  =============  =============  ============  =============


                                 BHFTII BAILLIE GIFFORD INTERNATIONAL STOCK           BHFTII BLACKROCK BOND INCOME
                                                  DIVISION                                      DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017           2016          2015           2017            2016           2015
                                 -------------  -------------  ------------   -------------  -------------  -------------

Units beginning of year........        124,728        128,073       131,453         210,062        109,875        105,634
Units issued and transferred
   from other funding options..         11,627         22,510        17,859          46,923        142,784         39,716
Units redeemed and transferred
   to other funding options....       (19,880)       (25,855)      (21,239)        (34,731)       (42,597)       (35,475)
                                 -------------  -------------  ------------   -------------  -------------  -------------
Units end of year..............        116,475        124,728       128,073         222,254        210,062        109,875
                                 =============  =============  ============   =============  =============  =============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                    BHFTII BLACKROCK CAPITAL APPRECIATION       BHFTII BLACKROCK ULTRA-SHORT TERM BOND
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                     2017            2016          2015           2017            2016          2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        159,889        178,137        191,991        354,205        405,006        419,869
Units issued and transferred
   from other funding options..         14,008         19,170         25,400         67,365        156,872        258,836
Units redeemed and transferred
   to other funding options....       (30,486)       (37,418)       (39,254)       (88,606)      (207,673)      (273,699)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        143,411        159,889        178,137        332,964        354,205        405,006
                                 =============  =============  =============  =============  =============  =============


                                   BHFTII BRIGHTHOUSE ASSET ALLOCATION 20       BHFTII BRIGHTHOUSE ASSET ALLOCATION 40
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015          2017            2016          2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........            629            640            644          1,238          1,251              4
Units issued and transferred
   from other funding options..              7              7             15              2             --          1,257
Units redeemed and transferred
   to other funding options....           (58)           (18)           (19)           (22)           (13)           (10)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............            578            629            640          1,218          1,238          1,251
                                 =============  =============  =============  =============  =============  =============

                                   BHFTII BRIGHTHOUSE ASSET ALLOCATION 60        BHFTII BRIGHTHOUSE ASSET ALLOCATION 80
                                                  DIVISION                                      DIVISION
                                 --------------------------------------------  -------------------------------------------
                                      2017          2016            2015            2017          2016            2015
                                 -------------  -------------  --------------  -------------  -------------  -------------

Units beginning of year........          1,726          1,263           2,326          3,880          4,095          3,918
Units issued and transferred
   from other funding options..            160            512             217            282            338            382
Units redeemed and transferred
   to other funding options....           (43)           (49)         (1,280)          (355)          (553)          (205)
                                 -------------  -------------  --------------  -------------  -------------  -------------
Units end of year..............          1,843          1,726           1,263          3,807          3,880          4,095
                                 =============  =============  ==============  =============  =============  =============


                                  BHFTII BRIGHTHOUSE/ARTISAN MID CAP VALUE      BHFTII BRIGHTHOUSE/WELLINGTON BALANCED
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015           2017          2016           2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        139,549        140,373        154,007        259,365        253,047        260,192
Units issued and transferred
   from other funding options..         12,929         53,382         18,380         24,653         59,394         28,125
Units redeemed and transferred
   to other funding options....       (28,661)       (54,206)       (32,014)       (31,704)       (53,076)       (35,270)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        123,817        139,549        140,373        252,314        259,365        253,047
                                 =============  =============  =============  =============  =============  =============

                                       BHFTII BRIGHTHOUSE/WELLINGTON
                                         CORE EQUITY OPPORTUNITIES              BHFTII FRONTIER MID CAP GROWTH
                                                 DIVISION                                  DIVISION
                                 ----------------------------------------  ----------------------------------------
                                     2017          2016          2015          2017          2016          2015
                                 ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year........       230,817       227,185       240,504       116,003       129,380       137,561
Units issued and transferred
   from other funding options..        17,195       121,338        23,405         8,289         9,533        14,315
Units redeemed and transferred
   to other funding options....      (44,353)     (117,706)      (36,724)      (25,581)      (22,910)      (22,496)
                                 ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..............       203,659       230,817       227,185        98,711       116,003       129,380
                                 ============  ============  ============  ============  ============  ============



                                           BHFTII JENNISON GROWTH                 BHFTII METLIFE AGGREGATE BOND INDEX
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017           2016           2015            2017           2016          2015
                                 -------------  -------------  -------------  -------------  -------------  ------------

Units beginning of year........        137,262        161,430        178,819        554,637        571,075       583,090
Units issued and transferred
   from other funding options..         63,452         69,494         94,341        208,427        182,427       223,771
Units redeemed and transferred
   to other funding options....       (72,256)       (93,662)      (111,730)      (222,986)      (198,865)     (235,786)
                                 -------------  -------------  -------------  -------------  -------------  ------------
Units end of year..............        128,458        137,262        161,430        540,078        554,637       571,075
                                 =============  =============  =============  =============  =============  ============

                                      BHFTII METLIFE MID CAP STOCK INDEX             BHFTII METLIFE MSCI EAFE INDEX
                                                   DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017           2016           2015           2017           2016           2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........         56,764         60,247         87,019        191,182        193,536        206,415
Units issued and transferred
   from other funding options..         34,427          9,978         12,550         33,879         24,983         38,090
Units redeemed and transferred
   to other funding options....       (10,840)       (13,461)       (39,322)       (37,151)       (27,337)       (50,969)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............         80,351         56,764         60,247        187,910        191,182        193,536
                                 =============  =============  =============  =============  =============  =============


                                      BHFTII METLIFE RUSSELL 2000 INDEX            BHFTII METLIFE STOCK INDEX
                                                  DIVISION                                  DIVISION
                                 -----------------------------------------  ----------------------------------------
                                      2017          2016          2015          2017          2016          2015
                                 -------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year........        109,019       126,144       142,869     1,533,315     1,645,553     1,882,074
Units issued and transferred
   from other funding options..         15,313        26,276        22,683       349,832       352,268       459,235
Units redeemed and transferred
   to other funding options....       (23,218)      (43,401)      (39,408)     (447,085)     (464,506)     (695,756)
                                 -------------  ------------  ------------  ------------  ------------  ------------
Units end of year..............        101,114       109,019       126,144     1,436,062     1,533,315     1,645,553
                                 =============  ============  ============  ============  ============  ============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                          BHFTII MFS TOTAL RETURN                       BHFTII MFS VALUE
                                                 DIVISION                                   DIVISION
                                 ----------------------------------------  ------------------------------------------
                                     2017          2016          2015          2017           2016           2015
                                 ------------  ------------  ------------  -------------  -------------  ------------

Units beginning of year........       102,854       128,448       131,854        329,931        419,200       370,993
Units issued and transferred
   from other funding options..         8,578         7,833         7,642        766,348        715,209       774,171
Units redeemed and transferred
   to other funding options....      (16,735)      (33,427)      (11,048)      (732,451)      (804,478)     (725,964)
                                 ------------  ------------  ------------  -------------  -------------  ------------
Units end of year..............        94,697       102,854       128,448        363,828        329,931       419,200
                                 ============  ============  ============  =============  =============  ============


                                            BHFTII MFS VALUE II                   BHFTII NEUBERGER BERMAN GENESIS
                                                 DIVISION                                    DIVISION
                                 ----------------------------------------  -------------------------------------------
                                     2017          2016          2015           2017           2016          2015
                                 ------------  ------------  ------------  -------------  -------------  -------------

Units beginning of year........       117,240       127,118       138,760        249,669        281,941        304,878
Units issued and transferred
   from other funding options..        11,822        15,402        16,451        307,024        336,047        465,634
Units redeemed and transferred
   to other funding options....      (15,146)      (25,280)      (28,093)      (324,393)      (368,319)      (488,571)
                                 ------------  ------------  ------------  -------------  -------------  -------------
Units end of year..............       113,916       117,240       127,118        232,300        249,669        281,941
                                 ============  ============  ============  =============  =============  =============



                                    BHFTII T. ROWE PRICE LARGE CAP GROWTH        BHFTII T. ROWE PRICE SMALL CAP GROWTH
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017           2016            2015           2017          2016          2015
                                 -------------  -------------  -------------  -------------  ------------  -------------

Units beginning of year........        222,063        298,914        230,571        239,530       252,940        283,047
Units issued and transferred
   from other funding options..         49,519        100,439        122,782        277,501       273,110        321,866
Units redeemed and transferred
   to other funding options....       (35,961)      (177,290)       (54,439)      (278,116)     (286,520)      (351,973)
                                 -------------  -------------  -------------  -------------  ------------  -------------
Units end of year..............        235,621        222,063        298,914        238,915       239,530        252,940
                                 =============  =============  =============  =============  ============  =============


                                                                                 BHFTII WESTERN ASSET
                                                                                 MANAGEMENT STRATEGIC
                                  BHFTII VAN ECK GLOBAL NATURAL RESOURCES         BOND OPPORTUNITIES
                                                 DIVISION                              DIVISION
                                 ------------------------------------------  ---------------------------
                                     2017          2016           2015            2017        2016 (a)
                                 ------------  -------------  -------------  -------------  ------------

Units beginning of year........       122,401        135,926        138,590         16,545            --
Units issued and transferred
   from other funding options..        34,824         94,178         90,662          9,461        23,501
Units redeemed and transferred
   to other funding options....      (39,675)      (107,703)       (93,326)        (8,953)       (6,956)
                                 ------------  -------------  -------------  -------------  ------------
Units end of year..............       117,550        122,401        135,926         17,053        16,545
                                 ============  =============  =============  =============  ============

                                            BHFTII WESTERN ASSET
                                         MANAGEMENT U.S. GOVERNMENT                  FIDELITY VIP EQUITY-INCOME
                                                  DIVISION                                    DIVISION
                                 ------------------------------------------  -------------------------------------------
                                      2017          2016          2015            2017           2016          2015
                                 -------------  ------------  -------------  -------------  -------------  -------------

Units beginning of year........          1,947         4,211          4,552        391,589        454,388        487,769
Units issued and transferred
   from other funding options..          2,365           323            385         25,026         35,763         33,377
Units redeemed and transferred
   to other funding options....        (1,228)       (2,587)          (726)       (56,437)       (98,562)       (66,758)
                                 -------------  ------------  -------------  -------------  -------------  -------------
Units end of year..............          3,084         1,947          4,211        360,178        391,589        454,388
                                 =============  ============  =============  =============  =============  =============



                                            FIDELITY VIP MID CAP                 JPMORGAN INSURANCE TRUST CORE BOND
                                                  DIVISION                                    DIVISION
                                 ------------------------------------------  -------------------------------------------
                                      2017          2016          2015            2017          2016           2015
                                 -------------  ------------  -------------  -------------  -------------  -------------

Units beginning of year........         97,355       113,273        129,432         44,403         54,729         54,228
Units issued and transferred
   from other funding options..          5,279         9,384         12,716          6,167          4,938         10,328
Units redeemed and transferred
   to other funding options....       (14,086)      (25,302)       (28,875)        (4,329)       (15,264)        (9,827)
                                 -------------  ------------  -------------  -------------  -------------  -------------
Units end of year..............         88,548        97,355        113,273         46,241         44,403         54,729
                                 =============  ============  =============  =============  =============  =============

                                   JPMORGAN INSURANCE TRUST SMALL CAP CORE        RUSSELL INTERNATIONAL DEVELOPED MARKETS
                                                  DIVISION                                       DIVISION
                                 --------------------------------------------  --------------------------------------------
                                     2017           2016            2015            2017            2016           2015
                                 -------------  -------------  --------------  --------------  -------------  -------------

Units beginning of year........         57,449         86,284          89,168          67,002         78,843         80,335
Units issued and transferred
   from other funding options..         24,723          6,379          49,591           1,585          5,148          3,846
Units redeemed and transferred
   to other funding options....        (9,370)       (35,214)        (52,475)         (4,851)       (16,989)        (5,338)
                                 -------------  -------------  --------------  --------------  -------------  -------------
Units end of year..............         72,802         57,449          86,284          63,736         67,002         78,843
                                 =============  =============  ==============  ==============  =============  =============


                                            RUSSELL STRATEGIC BOND                   RUSSELL U.S. SMALL CAP EQUITY
                                                   DIVISION                                    DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017           2016          2015           2017           2016           2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........         39,229         45,991         47,149         50,721         58,685         57,287
Units issued and transferred
   from other funding options..          3,132          3,773          3,643          1,974          3,017          6,985
Units redeemed and transferred
   to other funding options....        (6,715)       (10,535)        (4,801)        (4,610)       (10,981)        (5,587)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............         35,646         39,229         45,991         48,085         50,721         58,685
                                 =============  =============  =============  =============  =============  =============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONCLUDED)
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                                 RUSSELL U.S. STRATEGIC EQUITY                  VANECK VIP EMERGING MARKETS
                                                           DIVISION                                      DIVISION
                                         --------------------------------------------  --------------------------------------------
                                              2017            2016           2015          2017            2016            2015
                                         --------------  -------------  -------------  -------------  --------------  -------------

Units beginning of year................         126,635        141,010        146,011         66,650         100,691         96,903
Units issued and transferred
   from other funding options..........           4,521          6,900          7,468         39,001         122,664         90,735
Units redeemed and transferred
   to other funding options............        (10,917)       (21,275)       (12,469)       (24,689)       (156,705)       (86,947)
                                         --------------  -------------  -------------  -------------  --------------  -------------
Units end of year......................         120,239        126,635        141,010         80,962          66,650        100,691
                                         ==============  =============  =============  =============  ==============  =============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS


The Company sells a number of variable life products which have unique combinations of features and fees, some of which directly affect the unit values of the Divisions. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Policies, net assets, net investment income ratios, expense ratios, excluding expenses for the underlying fund or portfolio, and total return ratios for the respective stated periods in the five years ended December 31, 2017:

                                                    AS OF DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------  -------------------------------------------------
                                                      UNIT VALUE                  INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                       LOWEST TO          NET        INCOME          LOWEST TO         LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)    RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                       ----------  ----------------  -----------  -------------  ----------------  ----------------
  American Funds Global Small    2017     101,531     34.77 - 40.55    3,802,296      0.41         0.00 - 0.90        24.77 - 25.89
     Capitalization Division     2016     125,474     27.86 - 32.21    3,762,685      0.23         0.00 - 0.90          1.19 - 2.10
                                 2015     163,034     27.54 - 31.55    4,832,737        --         0.00 - 0.90        (0.63) - 0.27
                                 2014     159,261     27.71 - 31.46    4,713,116      0.12         0.00 - 0.90          1.21 - 2.12
                                 2013     167,877     27.38 - 30.81    4,877,240      0.87         0.00 - 0.90        27.13 - 28.28

  American Funds Growth          2017     501,575     34.53 - 39.87   18,652,534      0.49         0.00 - 0.90        27.15 - 28.29
     Division                    2016     569,479     27.16 - 31.08   16,557,486      0.77         0.00 - 0.90          8.51 - 9.49
                                 2015     628,692     25.03 - 28.38   16,757,447      0.60         0.00 - 0.90          5.90 - 6.86
                                 2014     673,739     23.63 - 26.56   16,868,665      0.77         0.00 - 0.90          7.54 - 8.51
                                 2013     817,414     21.98 - 24.48   18,843,562      0.93         0.00 - 0.90        28.94 - 30.10

  American Funds                 2017     376,642     28.80 - 32.75   11,710,332      1.39         0.00 - 0.90        21.29 - 22.38
     Growth-Income Division      2016     401,481     23.75 - 27.08   10,234,907      1.44         0.00 - 0.90        10.53 - 11.52
                                 2015     460,171     21.49 - 24.29   10,550,790      1.30         0.00 - 0.90          0.55 - 1.45
                                 2014     482,665     21.37 - 23.94   10,946,317      1.23         0.00 - 0.90         9.65 - 10.63
                                 2013     554,860     19.49 - 21.64   11,399,061      1.29         0.00 - 0.90        32.31 - 33.50

  BHFTI Brighthouse Asset        2017         196            246.20       48,230      1.45                0.00                23.21
     Allocation 100 Division     2016         210            199.82       41,919      2.38                0.00                 9.19
                                 2015         266            183.00       48,591      1.56                0.00               (1.67)
                                 2014         243            186.11       45,268      0.92                0.00                 5.24
                                 2013         240            176.84       42,449      0.97                0.00                29.77

  BHFTI Clarion Global Real      2017      12,530   220.12 - 248.81    3,004,085      3.62         0.00 - 0.90         9.99 - 10.97
     Estate Division             2016      13,092   200.14 - 224.21    2,834,793      2.44         0.00 - 0.90          0.25 - 1.15
                                 2015      15,700   199.63 - 221.65    3,369,987      4.18         0.00 - 0.90      (2.11) - (1.23)
                                 2014      16,220   203.93 - 224.41    3,546,223      1.84         0.00 - 0.90        12.66 - 13.67
                                 2013      20,668   181.02 - 197.41    3,945,811      6.89         0.00 - 0.90          2.84 - 3.76

  BHFTI ClearBridge              2017      68,213     19.31 - 31.67    1,458,776      0.94         0.00 - 0.90        17.64 - 18.70
     Aggressive Growth Division  2016      73,866     16.41 - 26.68    1,340,372      0.67         0.00 - 0.90          2.07 - 2.98
                                 2015      80,654     16.08 - 25.91    1,426,112      0.52         0.00 - 0.90      (4.67) - (3.81)
                                 2014     156,189     16.87 - 26.93    2,938,315      0.31         0.00 - 0.90        18.06 - 19.12
                                 2013     152,062     14.29 - 22.61    2,407,917      0.38         0.00 - 0.90        44.60 - 45.90

  BHFTI Harris Oakmark           2017     208,429     35.54 - 40.91    7,943,361      1.81         0.00 - 0.90        29.62 - 30.78
     International Division      2016     211,967     27.42 - 31.28    6,180,576      2.35         0.00 - 0.90          7.46 - 8.43
                                 2015     260,788     25.52 - 28.85    7,098,026      3.26         0.00 - 0.90      (5.16) - (4.31)
                                 2014     276,598     26.91 - 30.15    7,926,646      2.64         0.00 - 0.90      (6.37) - (5.52)
                                 2013     297,787     28.74 - 31.91    9,062,309      2.67         0.00 - 0.90        29.64 - 30.80

  BHFTI Invesco Small Cap        2017      31,355     35.01 - 41.50    1,220,542        --         0.00 - 0.90        24.49 - 25.61
     Growth Division             2016      31,851     28.13 - 33.04      988,322        --         0.00 - 0.90        10.73 - 11.72
                                 2015      33,362     25.40 - 29.58      926,996      0.15         0.00 - 0.90      (2.30) - (1.42)
                                 2014      34,237     26.00 - 30.00      967,330        --         0.00 - 0.90          7.22 - 8.18
                                 2013      35,415     24.25 - 27.73      926,737      0.49         0.00 - 0.90        39.28 - 40.54

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                        AS OF DECEMBER 31
                                           ------------------------------------------
                                                           UNIT VALUE
                                                            LOWEST TO          NET
                                              UNITS        HIGHEST ($)     ASSETS ($)
                                           ----------   ---------------   -----------
  BHFTI MFS Research                 2017     442,001     18.90 - 24.72     9,253,963
     International Division          2016     505,458     14.84 - 19.23     8,251,678
                                     2015     620,513     15.08 - 19.36    10,164,836
                                     2014     614,725     15.44 - 19.66    10,307,915
                                     2013     664,072     16.71 - 21.08    12,004,740

  BHFTI Morgan Stanley Mid           2017     240,077      7.96 - 22.86     2,105,214
     Cap Growth Division             2016     253,466      5.72 - 16.29     1,587,726
                                     2015     260,351      6.29 - 17.76     1,786,334
                                     2014     267,514      6.67 - 18.65     1,936,464
                                     2013     272,756      6.64 - 18.41     1,958,145

  BHFTI PIMCO Total Return           2017     508,462     19.27 - 22.18    10,459,454
     Division                        2016     507,351     18.56 - 21.17     9,998,671
                                     2015     636,895     18.21 - 20.58    12,321,030
                                     2014     659,283     18.32 - 20.52    12,769,863
                                     2013     691,410     17.69 - 19.64    12,853,474

  BHFTI T. Rowe Price Large          2017      77,928     23.76 - 32.58     2,311,952
     Cap Value Division              2016      82,219     20.44 - 27.91     2,087,464
                                     2015      85,892     17.75 - 24.13     1,875,720
                                     2014     145,449     18.53 - 25.07     3,255,523
                                     2013     155,132     16.46 - 22.17     3,089,993

  BHFTI T. Rowe Price Mid Cap        2017      74,271     39.47 - 47.68     3,166,984
     Growth Division                 2016      91,082     31.82 - 38.11     3,119,748
                                     2015     113,903     30.14 - 35.77     3,704,246
                                     2014      95,587     28.46 - 33.47     2,895,876
                                     2013      98,132     25.40 - 29.61     2,647,566

  BHFTI Victory Sycamore Mid         2017     104,375     31.77 - 42.34     3,913,352
     Cap Value Division              2016     108,901     29.20 - 38.57     3,744,567
                                     2015     134,329     25.45 - 33.31     4,043,605
                                     2014     126,894     28.14 - 36.51     4,162,858
                                     2013     140,555     25.71 - 33.20     4,231,405

  BHFTII Baillie Gifford             2017     116,475     18.00 - 20.37     2,275,229
     International Stock Division    2016     124,728     13.44 - 15.07     1,806,841
                                     2015     128,073     12.87 - 14.54     1,765,014
                                     2014     131,453     13.24 - 14.84     1,852,661
                                     2013     144,655     13.79 - 15.31     2,114,987

  BHFTII BlackRock Bond              2017     222,254     17.52 - 20.09     4,092,089
     Income Division                 2016     210,062     16.98 - 19.36     3,728,404
                                     2015     109,875     16.61 - 18.78     1,931,053
                                     2014     105,634     16.66 - 18.67     1,868,181
                                     2013      95,087     15.70 - 17.43     1,583,484

  BHFTII BlackRock Capital           2017     143,411     18.14 - 32.96     3,080,179
     Appreciation Division           2016     159,889     13.66 - 24.61     2,562,333
                                     2015     178,137     13.77 - 24.59     2,834,797
                                     2014     191,991     13.08 - 23.14     2,876,874
                                     2013     214,788     12.12 - 21.25     2,948,369



                                                     FOR THE YEAR ENDED DECEMBER 31
                                           -------------------------------------------------
                                           INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                              INCOME          LOWEST TO         LOWEST TO
                                             RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                           -------------  ----------------  ----------------
  BHFTI MFS Research                 2017      2.01         0.00 - 0.90        27.37 - 28.51
     International Division          2016      2.22         0.00 - 0.90      (1.56) - (0.67)
                                     2015      3.00         0.00 - 0.90      (2.38) - (1.50)
                                     2014      2.51         0.00 - 0.90      (7.57) - (6.74)
                                     2013      2.71         0.00 - 0.90        18.51 - 19.58

  BHFTI Morgan Stanley Mid           2017      0.35         0.00 - 0.90        39.11 - 40.36
     Cap Growth Division             2016        --         0.00 - 0.90      (9.09) - (8.27)
                                     2015        --         0.00 - 0.90      (5.63) - (4.78)
                                     2014      0.06         0.00 - 0.90          0.38 - 1.29
                                     2013      0.79         0.00 - 0.90        38.06 - 39.30

  BHFTI PIMCO Total Return           2017      1.94         0.00 - 0.90          3.84 - 4.77
     Division                        2016      2.70         0.00 - 0.90          1.93 - 2.85
                                     2015      5.46         0.00 - 0.90        (0.61) - 0.28
                                     2014      2.56         0.00 - 0.90          3.56 - 4.49
                                     2013      4.29         0.00 - 0.90      (2.60) - (1.72)

  BHFTI T. Rowe Price Large          2017      2.22         0.00 - 0.90        16.23 - 17.27
     Cap Value Division              2016      3.03         0.00 - 0.90        15.17 - 16.20
                                     2015      2.09         0.00 - 0.90      (4.17) - (3.31)
                                     2014      1.53         0.00 - 0.90        12.55 - 13.57
                                     2013      1.49         0.00 - 0.90        32.89 - 34.09

  BHFTI T. Rowe Price Mid Cap        2017        --         0.00 - 0.90        24.02 - 25.13
     Growth Division                 2016        --         0.00 - 0.90          5.57 - 6.52
                                     2015        --         0.00 - 0.90          5.92 - 6.88
                                     2014        --         0.00 - 0.90        12.03 - 13.04
                                     2013      0.41         0.00 - 0.90        35.74 - 36.96

  BHFTI Victory Sycamore Mid         2017      1.14         0.00 - 0.90          8.80 - 9.77
     Cap Value Division              2016      0.88         0.00 - 0.90        14.75 - 15.78
                                     2015      0.71         0.00 - 0.90      (9.57) - (8.76)
                                     2014      0.70         0.00 - 0.90          8.98 - 9.96
                                     2013      0.92         0.00 - 0.90        29.46 - 30.63

  BHFTII Baillie Gifford             2017      1.20         0.00 - 0.90        33.95 - 35.15
     International Stock Division    2016      1.64         0.00 - 0.90          4.44 - 5.38
                                     2015      1.70         0.00 - 0.90      (2.84) - (1.97)
                                     2014      1.46         0.00 - 0.90      (3.97) - (3.10)
                                     2013      1.64         0.00 - 0.90        14.51 - 15.54

  BHFTII BlackRock Bond              2017      2.98         0.00 - 0.90          3.18 - 4.10
     Income Division                 2016      2.22         0.00 - 0.90          2.20 - 3.12
                                     2015      3.83         0.00 - 0.90        (0.30) - 0.59
                                     2014      3.40         0.00 - 0.90          6.13 - 7.08
                                     2013      4.09         0.00 - 0.90      (1.65) - (0.77)

  BHFTII BlackRock Capital           2017      0.11         0.00 - 0.90        32.74 - 33.93
     Appreciation Division           2016        --         0.00 - 0.90        (0.81) - 0.09
                                     2015        --         0.00 - 0.90          5.33 - 6.28
                                     2014      0.06         0.00 - 0.90          7.93 - 8.90
                                     2013      0.81         0.00 - 0.90        33.02 - 34.22



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                       AS OF DECEMBER 31
                                           -----------------------------------------
                                                          UNIT VALUE
                                                           LOWEST TO         NET
                                              UNITS       HIGHEST ($)    ASSETS ($)
                                           ---------   ---------------   -----------
  BHFTII BlackRock                   2017    332,964     12.16 - 21.37     4,497,260
     Ultra-Short Term Bond           2016    354,205     12.06 - 21.36     4,812,744
     Division                        2015    405,006     12.02 - 21.47     5,504,035
                                     2014    419,869     12.01 - 21.65     5,739,930
                                     2013    463,735     12.01 - 21.83     6,325,032

  BHFTII Brighthouse Asset           2017        578            187.67       108,414
     Allocation 20 Division          2016        629            175.14       110,210
                                     2015        640            167.17       106,913
                                     2014        644            167.56       107,957
                                     2013        661            159.99       105,789

  BHFTII Brighthouse Asset           2017      1,218            207.18       252,266
     Allocation 40 Division          2016      1,238            186.63       231,122
                                     2015      1,251            175.51       219,577
                                     2014          4            176.90           623
                                     2013          5            168.21           829

  BHFTII Brighthouse Asset           2017      1,843            224.31       413,479
     Allocation 60 Division          2016      1,726            195.16       336,803
                                     2015      1,263            181.60       229,421
                                     2014      2,326            183.41       426,653
                                     2013      2,465            174.19       429,361

  BHFTII Brighthouse Asset           2017      3,807            239.61       912,133
     Allocation 80 Division          2016      3,880            200.61       778,418
                                     2015      4,095            185.01       757,598
                                     2014      3,918            187.82       735,856
                                     2013      4,064            177.97       723,222

  BHFTII Brighthouse/Artisan         2017    123,817     27.02 - 32.05     3,551,995
     Mid Cap Value Division          2016    139,549     23.95 - 28.41     3,583,115
                                     2015    140,373     19.48 - 23.10     2,928,947
                                     2014    154,007     21.51 - 25.51     3,568,217
                                     2013    163,386     21.10 - 25.03     3,734,658

  BHFTII                             2017    252,314     26.49 - 87.34    10,120,035
     Brighthouse/Wellington          2016    259,365     23.05 - 76.49     9,172,261
     Balanced Division               2015    253,047     21.57 - 72.10     7,961,550
                                     2014    260,192     21.07 - 70.89     8,165,547
                                     2013    242,115     19.08 - 64.67     7,318,486

  BHFTII                             2017    203,659     27.22 - 31.33     5,985,497
     Brighthouse/Wellington Core     2016    230,817     23.07 - 26.31     5,750,637
     Equity Opportunities Division   2015    227,185     21.68 - 24.51     5,261,847
                                     2014    240,504     21.37 - 23.94     5,461,204
                                     2013    330,731     19.49 - 21.64     6,737,547

  BHFTII Frontier Mid Cap            2017     98,711     26.49 - 43.62     3,357,313
     Growth Division                 2016    116,003     21.17 - 35.07     3,145,053
                                     2015    129,380     20.09 - 33.50     3,405,942
                                     2014    137,561     19.45 - 32.79     3,554,282
                                     2013    148,284     17.57 - 29.71     3,462,021



                                                    FOR THE YEAR ENDED DECEMBER 31
                                           -------------------------------------------------
                                           INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                              INCOME          LOWEST TO         LOWEST TO
                                             RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                           -------------  ----------------  ----------------
  BHFTII BlackRock                   2017      0.35         0.00 - 0.90        (0.01) - 0.89
     Ultra-Short Term Bond           2016      0.07         0.00 - 0.90        (0.55) - 0.35
     Division                        2015        --         0.00 - 0.90        (0.89) - 0.00
                                     2014        --         0.00 - 0.90        (0.89) - 0.00
                                     2013        --         0.00 - 0.90        (0.89) - 0.00

  BHFTII Brighthouse Asset           2017      2.32                0.00                 7.16
     Allocation 20 Division          2016      3.44                0.00                 4.76
                                     2015      2.32                0.00               (0.23)
                                     2014      4.04                0.00                 4.73
                                     2013      3.01                0.00                 4.50

  BHFTII Brighthouse Asset           2017      2.20                0.00                11.01
     Allocation 40 Division          2016      3.77                0.00                 6.33
                                     2015      0.58                0.00               (0.78)
                                     2014      3.27                0.00                 5.16
                                     2013      2.92                0.00                11.20

  BHFTII Brighthouse Asset           2017      1.94                0.00                14.93
     Allocation 60 Division          2016      3.64                0.00                 7.47
                                     2015      0.74                0.00               (0.99)
                                     2014      2.37                0.00                 5.29
                                     2013      2.09                0.00                18.29

  BHFTII Brighthouse Asset           2017      1.75                0.00                19.44
     Allocation 80 Division          2016      3.07                0.00                 8.43
                                     2015      0.53                0.00               (1.50)
                                     2014      1.80                0.00                 5.53
                                     2013      1.58                0.00                24.51

  BHFTII Brighthouse/Artisan         2017      0.68         0.00 - 0.90        11.81 - 12.82
     Mid Cap Value Division          2016      1.14         0.00 - 0.90        21.87 - 22.96
                                     2015      1.19         0.00 - 0.90     (10.25) - (9.44)
                                     2014      0.74         0.00 - 0.90          1.02 - 1.93
                                     2013      0.97         0.00 - 0.90        35.63 - 36.85

  BHFTII                             2017      1.91         0.00 - 0.90        14.12 - 14.95
     Brighthouse/Wellington          2016      2.60         0.00 - 0.90          6.04 - 6.99
     Balanced Division               2015      1.94         0.00 - 0.90          1.66 - 2.58
                                     2014      2.01         0.00 - 0.90         9.57 - 10.55
                                     2013      2.40         0.00 - 0.90        19.52 - 20.39

  BHFTII                             2017      1.49         0.00 - 0.90        18.01 - 19.07
     Brighthouse/Wellington Core     2016      1.75         0.00 - 0.90          6.39 - 7.34
     Equity Opportunities Division   2015      1.78         0.00 - 0.90          1.48 - 2.40
                                     2014      0.69         0.00 - 0.90         9.65 - 10.63
                                     2013      1.42         0.00 - 0.90        32.51 - 33.70

  BHFTII Frontier Mid Cap            2017        --         0.00 - 0.90        24.15 - 25.26
     Growth Division                 2016        --         0.00 - 0.90          4.46 - 5.40
                                     2015        --         0.00 - 0.90          1.96 - 2.88
                                     2014        --         0.00 - 0.90        10.15 - 11.14
                                     2013      1.25         0.00 - 0.90        31.58 - 32.77



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------   -------------------------------------------------
                                                      UNIT VALUE                   INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                       LOWEST TO          NET         INCOME          LOWEST TO         LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                       ----------  ----------------  -----------   -------------  ----------------  ----------------
  BHFTII Jennison Growth        2017      128,458   210.05 - 244.37   27,987,556       0.31         0.00 - 0.90        36.10 - 37.32
     Division                   2016      137,262   154.33 - 177.95   21,931,124       0.30         0.00 - 0.90        (0.72) - 0.17
                                2015      161,430   155.46 - 177.65   25,907,883       0.27         0.00 - 0.90         9.80 - 10.78
                                2014      178,819   141.59 - 160.36   26,056,490       0.26         0.00 - 0.90          8.08 - 9.06
                                2013      188,489   131.00 - 147.04   25,358,338       0.42         0.00 - 0.90        35.78 - 37.00

  BHFTII MetLife Aggregate      2017      540,078     19.14 - 45.02   13,699,278       2.90         0.00 - 0.90          2.34 - 3.26
     Bond Index Division        2016      554,637     18.53 - 43.97   13,766,735       2.76         0.00 - 0.90          1.44 - 2.35
                                2015      571,075     18.11 - 43.33   14,015,740       2.92         0.00 - 0.90        (0.64) - 0.25
                                2014      583,090     18.06 - 43.58   14,485,116       3.00         0.00 - 0.90          4.86 - 5.81
                                2013      548,388     17.07 - 41.54   12,382,548       3.39         0.00 - 0.90      (3.20) - (2.33)

  BHFTII MetLife Mid Cap        2017       80,351     42.73 - 51.60    3,833,486       1.52         0.00 - 0.90        14.92 - 15.95
     Stock Index Division       2016       56,764     36.85 - 44.50    2,267,923       1.27         0.00 - 0.90        19.36 - 20.43
                                2015       60,247     30.60 - 36.95    2,013,220       1.17         0.00 - 0.90      (3.22) - (2.35)
                                2014       87,019     31.33 - 37.84    3,083,112       1.05         0.00 - 0.90          8.51 - 9.49
                                2013       86,252     28.62 - 34.56    2,797,763       1.18         0.00 - 0.90        31.96 - 33.15

  BHFTII MetLife MSCI EAFE      2017      187,910     21.49 - 36.45    4,942,177       2.69         0.00 - 0.90        23.79 - 24.90
     Index Division             2016      191,182     17.20 - 29.43    4,043,957       2.60         0.00 - 0.90          0.44 - 1.34
                                2015      193,536     16.98 - 29.29    4,104,960       3.24         0.00 - 0.90      (1.97) - (1.09)
                                2014      206,415     17.16 - 29.86    4,464,868       2.71         0.00 - 0.90      (6.84) - (6.00)
                                2013      262,613     18.26 - 32.04    5,974,855       3.07         0.00 - 0.90        20.78 - 21.86

  BHFTII MetLife Russell 2000   2017      101,114     31.61 - 37.59    3,455,570       1.20         0.00 - 0.90        13.65 - 14.67
     Index Division             2016      109,019     27.82 - 32.78    3,254,335       1.37         0.00 - 0.90        20.20 - 21.28
                                2015      126,144     23.14 - 27.03    3,117,943       1.22         0.00 - 0.90      (5.13) - (4.27)
                                2014      142,869     24.39 - 28.23    3,699,710       1.21         0.00 - 0.90          4.10 - 5.04
                                2013      183,170     23.43 - 26.88    4,556,433       1.58         0.00 - 0.90        37.32 - 38.55

  BHFTII MetLife Stock Index    2017    1,436,062    32.13 - 116.39   59,960,837       1.77         0.00 - 0.90        20.46 - 21.54
     Division                   2016    1,533,315     26.58 - 96.58   52,646,385       2.01         0.00 - 0.90        10.68 - 11.67
                                2015    1,645,553     21.03 - 87.22   51,534,055       1.78         0.00 - 0.90          0.26 - 1.17
                                2014    1,882,074     20.79 - 86.95   58,568,582       1.69         0.00 - 0.90        12.35 - 13.36
                                2013    2,118,048     18.34 - 77.35   58,201,585       1.86         0.00 - 0.90        30.84 - 32.02

  BHFTII MFS Total Return       2017       94,697     27.30 - 39.54    2,944,589       2.53         0.00 - 0.90        11.44 - 12.44
     Division                   2016      102,854     23.68 - 35.41    2,871,810       2.74         0.00 - 0.90          8.23 - 9.20
                                2015      128,448     21.68 - 32.65    3,241,780       2.61         0.00 - 0.90      (1.05) - (0.16)
                                2014      131,854     21.71 - 32.93    3,359,749       2.33         0.00 - 0.90          7.67 - 8.64
                                2013      122,035     20.50 - 30.53    2,940,354       2.57         0.00 - 0.90        17.93 - 18.99

  BHFTII MFS Value Division     2017      363,828     24.36 - 28.04    9,338,291       2.13         0.00 - 0.90        16.95 - 18.00
                                2016      329,931     20.83 - 23.76    7,107,991       2.15         0.00 - 0.90        13.37 - 14.39
                                2015      419,200     18.38 - 20.77    8,076,877       2.53         0.00 - 0.90      (1.04) - (0.15)
                                2014      370,993     18.57 - 20.80    7,104,148       1.74         0.00 - 0.90         9.82 - 10.81
                                2013      387,875     16.91 - 18.77    6,760,489       1.84         0.00 - 0.90        34.52 - 35.73

  BHFTII MFS Value II Division  2017      113,916     25.29 - 80.63    4,928,513       2.62         0.00 - 0.90          6.68 - 7.64
                                2016      117,240     23.50 - 75.54    4,805,065       1.65         0.00 - 0.90        17.46 - 18.51
                                2015      127,118     19.83 - 64.28    4,557,494       1.82         0.00 - 0.90      (6.83) - (5.99)
                                2014      138,760     21.09 - 68.96    5,420,770       1.28         0.00 - 0.90          8.94 - 9.92
                                2013      158,289     19.19 - 63.27    5,636,500       1.40         0.00 - 0.90        30.87 - 32.05



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31                      FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------  --------------------------------------------------
                                                      UNIT VALUE                  INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                       LOWEST TO          NET        INCOME          LOWEST TO          LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       ---------   ---------------   -----------  -------------  ----------------  -----------------
  BHFTII Neuberger Berman        2017    232,300     28.03 - 39.36     8,669,138      0.41          0.00 - 0.90        14.72 - 15.75
     Genesis Division            2016    249,669     24.21 - 34.24     8,106,048      0.47          0.00 - 0.90        17.63 - 18.68
                                 2015    281,941     20.40 - 29.05     7,812,985      0.44          0.00 - 0.90        (0.32) - 0.58
                                 2014    304,878     20.28 - 29.09     8,456,883      0.38          0.00 - 0.90        (0.88) - 0.01
                                 2013    341,566     20.28 - 29.29     9,567,958      0.78          0.00 - 0.90        37.29 - 38.52

  BHFTII T. Rowe Price Large     2017    235,621     28.05 - 41.30     7,354,249      0.31          0.00 - 0.90        32.67 - 33.86
     Cap Growth Division         2016    222,063     21.14 - 30.86     5,151,979      0.06          0.00 - 0.90          0.85 - 1.76
                                 2015    298,914     20.96 - 30.32     6,927,734      0.12          0.00 - 0.90         9.79 - 10.78
                                 2014    230,571     19.09 - 27.37     4,780,507      0.06          0.00 - 0.90          8.11 - 9.09
                                 2013    205,282     17.66 - 25.09     3,998,233      0.25          0.00 - 0.90        37.92 - 39.16

  BHFTII T. Rowe Price Small     2017    238,915     30.89 - 47.49     8,016,869      0.31          0.00 - 0.90        21.79 - 22.88
     Cap Growth Division         2016    239,530     25.36 - 38.64     6,615,513      0.25          0.00 - 0.90        10.74 - 11.74
                                 2015    252,940     22.90 - 34.58     6,247,548      0.14          0.00 - 0.90          1.79 - 2.71
                                 2014    283,047     22.50 - 33.67     6,845,427      0.02          0.00 - 0.90          5.95 - 6.91
                                 2013    296,588     21.24 - 31.50     6,759,154      0.33          0.00 - 0.90        43.27 - 44.55

  BHFTII Van Eck Global          2017    117,550     31.18 - 44.83     4,107,850      0.11          0.00 - 0.90      (1.50) - (0.62)
     Natural Resources Division  2016    122,401     31.66 - 45.31     4,317,890      0.83          0.00 - 0.90        42.98 - 44.26
                                 2015    135,926     22.14 - 31.55     3,364,534      0.53          0.00 - 0.90    (33.24) - (32.64)
                                 2014    138,590     33.17 - 47.04     5,104,495      0.51          0.00 - 0.90    (19.36) - (18.63)
                                 2013     75,347     41.13 - 58.08     3,701,909      0.87          0.00 - 0.90        10.07 - 11.06

  BHFTII Western Asset           2017     17,053   377.18 - 458.03     6,950,092      3.84          0.00 - 0.90          7.26 - 8.23
     Management Strategic Bond   2016     16,545   351.64 - 423.22     6,257,692      1.54          0.00 - 0.90          4.26 - 4.89
     Opportunities Division
     (Commenced 4/29/2016)

  BHFTII Western Asset           2017      3,084   212.75 - 261.85       723,808      3.05          0.00 - 0.90          1.03 - 1.93
     Management U.S. Government  2016      1,947   210.59 - 256.88       447,387      2.15          0.00 - 0.90          0.38 - 1.28
     Division                    2015      4,211   209.79 - 253.62     1,010,485      2.36          0.00 - 0.90        (0.33) - 0.57
                                 2014      4,552   210.47 - 252.18     1,084,630      1.89          0.00 - 0.90          1.89 - 2.81
                                 2013      3,003   206.56 - 245.29       676,204      2.08          0.00 - 0.90      (1.62) - (0.74)

  Fidelity VIP Equity-Income     2017    360,178     27.94 - 67.24    15,458,808      1.69          0.00 - 0.90        11.89 - 12.89
     Division                    2016    391,589     24.75 - 59.98    14,906,317      2.20          0.00 - 0.90        16.97 - 18.02
                                 2015    454,388     20.97 - 51.18    14,732,463      3.11          0.00 - 0.90      (4.82) - (3.96)
                                 2014    487,769     21.83 - 53.66    16,664,345      2.86          0.00 - 0.90          7.75 - 8.72
                                 2013    497,125     20.08 - 49.70    16,000,845      2.33          0.00 - 0.90        27.00 - 28.15

  Fidelity VIP Mid Cap           2017     88,548     49.84 - 58.39     4,672,052      0.69          0.00 - 0.90        19.73 - 20.81
     Division                    2016     97,355     41.63 - 48.34     4,280,262      0.48          0.00 - 0.90        11.23 - 12.23
                                 2015    113,273     37.42 - 43.07     4,460,618      0.48          0.00 - 0.90      (2.27) - (1.39)
                                 2014    129,432     38.29 - 43.67     5,191,833      0.24          0.00 - 0.90          5.34 - 6.29
                                 2013    157,436     36.35 - 41.09     5,966,757      0.50          0.00 - 0.90        35.02 - 36.23

  JPMorgan Insurance Trust       2017     46,241     14.95 - 16.49       750,562      2.57          0.45 - 0.90          2.65 - 3.11
     Core Bond Division          2016     44,403     14.56 - 15.99       698,826      2.63          0.45 - 0.90          1.20 - 1.66
                                 2015     54,729     14.39 - 15.73       847,986      3.60          0.45 - 0.90          0.22 - 0.67
                                 2014     54,228     14.36 - 15.63       835,212      3.84          0.45 - 0.90          3.98 - 4.45
                                 2013     55,103     13.81 - 14.96       810,630      4.60          0.45 - 0.90      (2.35) - (1.91)



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8.  FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                    AS OF DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------  --------------------------------------------------
                                                      UNIT VALUE                  INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                       LOWEST TO          NET        INCOME          LOWEST TO          LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       ----------  ----------------  -----------  -------------  ----------------  -----------------
  JPMorgan Insurance Trust       2017      72,802     37.34 - 47.42    3,341,139      0.32         0.00 - 0.90         14.20 - 15.23
     Small Cap Core Division     2016      57,449     32.70 - 41.34    2,277,324      0.50         0.00 - 0.90         19.14 - 20.21
                                 2015      86,284     27.45 - 34.54    2,890,717      0.14         0.00 - 0.90       (6.13) - (5.28)
                                 2014      89,168     29.24 - 36.63    3,153,648      0.15         0.00 - 0.90           8.62 - 9.59
                                 2013      99,271     26.92 - 33.57    3,196,530      0.56         0.00 - 0.90         41.03 - 42.29

  Russell International          2017      63,736     20.07 - 24.90    1,542,703      2.62         0.45 - 0.90         23.86 - 24.42
     Developed Markets Division  2016      67,002     16.20 - 20.02    1,306,331      3.03         0.45 - 0.90           1.45 - 1.90
                                 2015      78,843     15.97 - 19.64    1,509,402      1.15         0.45 - 0.90       (2.19) - (1.76)
                                 2014      80,335     16.33 - 19.99    1,567,210      2.00         0.45 - 0.90       (5.30) - (4.88)
                                 2013      84,037     17.25 - 21.02    1,727,325      1.95         0.45 - 0.90         20.82 - 21.36

  Russell Strategic Bond         2017      35,646     22.04 - 26.49      893,673      1.35         0.45 - 0.90           2.94 - 3.40
     Division                    2016      39,229     21.41 - 25.63      949,307      1.59         0.45 - 0.90           2.18 - 2.64
                                 2015      45,991     20.95 - 24.98    1,089,808      2.38         0.45 - 0.90       (1.03) - (0.59)
                                 2014      47,149     21.17 - 25.14    1,125,539      1.59         0.45 - 0.90           4.51 - 4.98
                                 2013      61,515     20.25 - 23.96    1,406,359      1.45         0.45 - 0.90       (2.33) - (1.89)

  Russell U.S. Small Cap         2017      48,085     25.26 - 40.56    1,782,753      0.18         0.45 - 0.90         14.45 - 14.96
     Equity Division             2016      50,721     22.07 - 35.30    1,636,361      0.82         0.45 - 0.90         17.60 - 18.13
                                 2015      58,685     18.77 - 29.90    1,587,739      0.66         0.45 - 0.90       (8.01) - (7.60)
                                 2014      57,287     20.40 - 32.37    1,691,301      0.25         0.45 - 0.90           0.65 - 1.10
                                 2013      59,741     20.27 - 32.04    1,723,890      0.43         0.45 - 0.90         38.75 - 39.38

  Russell U.S. Strategic         2017     120,239     24.58 - 39.61    4,090,884      1.02         0.45 - 0.90         19.72 - 20.26
     Equity Division             2016     126,635     20.53 - 32.95    3,565,102      1.05         0.45 - 0.90          9.65 - 10.14
                                 2015     141,010     18.73 - 29.94    3,648,445      0.82         0.45 - 0.90           0.20 - 0.65
                                 2014     146,011     18.69 - 29.76    3,752,483      1.17         0.45 - 0.90         10.70 - 11.20
                                 2013     154,054     16.88 - 26.77    3,539,995      1.22         0.45 - 0.90         31.73 - 32.32

  VanEck VIP Emerging Markets    2017      80,962     49.12 - 81.81    5,093,837      0.36         0.00 - 0.90         49.69 - 51.03
     Division                    2016      66,650     32.81 - 54.41    2,868,911      0.53         0.00 - 0.90         (0.79) - 0.10
                                 2015     100,691     33.08 - 54.60    4,236,208      0.55         0.00 - 0.90     (14.76) - (13.99)
                                 2014      96,903     38.80 - 63.77    4,831,803      0.50         0.00 - 0.90       (1.30) - (0.41)
                                 2013     111,107     39.32 - 64.32    5,639,281      1.48         0.00 - 0.90         11.02 - 12.02

1 These amounts represent the dividends, excluding distributions of capital gains, received by the Division from the underlying fund or portfolio, net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Division is affected by the timing of the declaration of dividends by the underlying fund or portfolio in which the Division invests. The investment income ratio is calculated as a weighted average ratio since the Division may invest in two or more share classes, within the underlying fund or portfolio of the Trusts which may have unique investment income ratios.

2 These amounts represent annualized policy expenses of each of the applicable
  Divisions, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund or portfolio have been excluded.

3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund or portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on the minimum and maximum returns within each product grouping of the applicable Division.

Metropolitan Tower Life Insurance Company and Subsidiaries

Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the Years Ended December 31, 2017, 2016 and 2015 and Independent Auditors' Report

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Metropolitan Tower Life Insurance Company:

We have audited the accompanying consolidated financial statements of Metropolitan Tower Life Insurance Company and its subsidiaries (a wholly-owned subsidiary of MetLife, Inc.) (the "Company") which comprise the consolidated balance sheet as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Tower Life Insurance Company and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 13, 2018

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2017 and 2016

                (In millions, except share and per share data)

                                                                                       2017          2016
                                                                                   ------------  -----------
Assets
Investments:
Fixed maturity securities available-for-sale, at estimated fair value (amortized
  cost: $3,421 and $2,939, respectively).......................................... $      3,712  $     3,159
Equity securities available-for-sale, at estimated fair value (cost: $11 and $11,
  respectively)...................................................................           11           11
Mortgage loans (net of valuation allowances of: $1 and $1, respectively)..........          306          231
Policy loans......................................................................          250          257
Real estate and real estate joint ventures........................................          377          296
Short-term investments, at estimated fair value...................................           53          132
Annuities funding structured settlement claims....................................        4,330        4,372
Other invested assets.............................................................          179          261
                                                                                   ------------  -----------
   Total investments..............................................................        9,218        8,719
Cash and cash equivalents, principally at estimated fair value....................           86           71
Accrued investment income.........................................................           38           34
Premiums, reinsurance and other receivables.......................................          974          971
Current income tax recoverable....................................................           20           --
Other assets......................................................................           37           30
Separate account assets...........................................................          123          112
                                                                                   ------------  -----------
   Total assets................................................................... $     10,496  $     9,937
                                                                                   ============  ===========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits............................................................ $        895  $       340
Policyholder account balances.....................................................        3,287        3,390
Other policy-related balances.....................................................        4,372        4,416
Payables for collateral under securities loaned and other transactions............          499          443
Deferred income tax liability.....................................................          119          202
Other liabilities.................................................................           84           61
Separate account liabilities......................................................          123          112
                                                                                   ------------  -----------
   Total liabilities..............................................................        9,379        8,964
                                                                                   ------------  -----------
Contingencies, Commitments and Guarantees (Note 11)
Stockholder's Equity
Common stock, par value $2,000 per share; 1,000 shares authorized, issued and
  outstanding.....................................................................            3            3
Additional paid-in capital........................................................          967          967
Retained earnings (deficit).......................................................           (6)        (139)
Accumulated other comprehensive income (loss).....................................          153          142
                                                                                   ------------  -----------
   Total stockholder's equity.....................................................        1,117          973
                                                                                   ------------  -----------
   Total liabilities and stockholder's equity..................................... $     10,496  $     9,937
                                                                                   ============  ===========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                            2017       2016      2015
                                                         ----------  --------  --------
Revenues
Premiums................................................ $      517  $     --  $     --
Universal life and investment-type product policy fees..         76        82        84
Net investment income...................................        447       454       487
Other revenues..........................................         10        15        15
Net investment gains (losses)...........................         --       (49)      (33)
Net derivative gains (losses)...........................         (1)        9         5
                                                         ----------  --------  --------
   Total revenues.......................................      1,049       511       558
                                                         ----------  --------  --------
Expenses
Policyholder benefits and claims........................        842       352       364
Interest credited to policyholder account balances......        112       115       120
Other expenses..........................................         65        31        51
                                                         ----------  --------  --------
   Total expenses.......................................      1,019       498       535
                                                         ----------  --------  --------
   Income (loss) before provision for income tax........         30        13        23
Provision for income tax expense (benefit)..............       (103)        5         8
                                                         ----------  --------  --------
   Net income (loss).................................... $      133  $      8  $     15
                                                         ==========  ========  ========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

            Consolidated Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                               2017      2016      2015
                                                            ---------  --------  --------
Net income (loss).......................................... $     133  $      8  $     15
Other comprehensive income (loss):
Unrealized investment gains (losses), net of related
  offsets..................................................        24        34      (129)
Unrealized gains (losses) on derivatives...................        (8)        1         4
                                                            ---------  --------  --------
   Other comprehensive income (loss), before income tax....        16        35      (125)
Income tax (expense) benefit related to items of other
  comprehensive income (loss)..............................        (5)      (13)       43
                                                            ---------  --------  --------
   Other comprehensive income (loss), net of income tax....        11        22       (82)
                                                            ---------  --------  --------
   Comprehensive income (loss)............................. $     144  $     30  $    (67)
                                                            =========  ========  ========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Stockholder's Equity
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                        Accumulated
                                                  Additional Retained      Other         Total
                                           Common  Paid-in   Earnings  Comprehensive Stockholder's
                                           Stock   Capital   (Deficit) Income (Loss)    Equity
                                           ------ ---------- --------- ------------- -------------
Balance at December 31, 2014.............. $    3  $    967  $     --    $    202     $    1,172
Dividends paid to MetLife, Inc............                       (102)                      (102)
Net income (loss).........................                         15                         15
Other comprehensive income (loss), net of
  income tax..............................                                    (82)           (82)
                                           ------  --------  --------    --------     ----------
Balance at December 31, 2015..............      3       967       (87)        120          1,003
                                           ------  --------  --------    --------     ----------
Dividends paid to MetLife, Inc............                        (60)                       (60)
Net income (loss).........................                          8                          8
Other comprehensive income (loss), net of
  income tax..............................                                     22             22
                                           ------  --------  --------    --------     ----------
Balance at December 31, 2016..............      3       967      (139)        142            973
                                           ------  --------  --------    --------     ----------
Net income (loss).........................                        133                        133
Other comprehensive income (loss), net of
  income tax..............................                                     11             11
                                           ------  --------  --------    --------     ----------
Balance at December 31, 2017.............. $    3  $    967  $     (6)   $    153     $    1,117
                                           ======  ========  ========    ========     ==========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                        2017       2016       2015
                                                                     ----------  --------  ----------
Cash flows from operating activities
Net income (loss)................................................... $      133  $      8  $       15
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
Depreciation and amortization expenses..............................         12         9          11
Amortization of premiums and accretion of discounts associated with
  investments, net..................................................        (20)      (24)        (27)
(Gains) losses on investments, net..................................         --        49          33
(Gains) losses on derivatives, net..................................          7        13          30
(Income) loss from equity method investments, net of dividends or
  distributions.....................................................          3         3          (1)
Interest credited to policyholder account balances..................        112       115         120
Universal life and investment-type product policy fees..............        (76)      (82)        (84)
Asset impairment....................................................         --        --          21
Change in accrued investment income.................................         (4)       11           1
Change in premiums, reinsurance and other receivables...............         (4)        2          11
Change in income tax................................................       (108)      (58)        (47)
Change in other assets..............................................          3        11          16
Change in future policy benefits and policy-related balances........        504        15           9
Change in other liabilities.........................................         24       (12)        (10)
Other, net..........................................................          4        --          --
                                                                     ----------  --------  ----------
   Net cash provided by (used in) operating activities..............        590        60          98
                                                                     ----------  --------  ----------
Cash flows from investing activities
Sales, maturities and repayments of:
   Fixed maturity securities........................................      1,457       898       1,186
   Mortgage loans...................................................         34        67          58
   Real estate and real estate joint ventures.......................         --         1         181
Purchases of:
   Fixed maturity securities........................................     (1,923)     (731)     (1,246)
   Mortgage loans...................................................       (109)      (51)        (18)
   Real estate and real estate joint ventures.......................        (19)       (8)        (16)
Cash received in connection with freestanding derivatives...........          8         5           2
Cash paid in connection with freestanding derivatives...............        (10)       (1)         (2)
Net change in policy loans..........................................          7         8          12
Net change in short-term investments................................         79        --          94
Net change in other invested assets.................................         --         1          --
Net change in property and equipment................................        (10)       --          --
                                                                     ----------  --------  ----------
   Net cash provided by (used in) investing activities.............. $     (486) $    189  $      251
                                                                     ----------  --------  ----------

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (continued)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                2017      2016      2015
                                                                              --------  --------  --------
Cash flows from financing activities
Policyholder account balances:
   Deposits.................................................................. $    772  $    348  $    183
   Withdrawals...............................................................     (917)     (489)     (323)
Net change in payables for collateral under securities loaned and other
  transactions...............................................................       56       (52)     (112)
Dividends paid to MetLife, Inc...............................................       --       (60)     (102)
Other, net...................................................................       --        --         3
                                                                              --------  --------  --------
   Net cash provided by (used in) financing activities.......................      (89)     (253)     (351)
                                                                              --------  --------  --------
   Change in cash and cash equivalents.......................................       15        (4)       (2)
Cash and cash equivalents, beginning of year.................................       71        75        77
                                                                              --------  --------  --------
   Cash and cash equivalents, end of year.................................... $     86  $     71  $     75
                                                                              ========  ========  ========
Supplemental disclosures of cash flow information
Net cash paid (received) for:
Income tax................................................................... $      5  $     61  $     57
                                                                              ========  ========  ========
Non-cash transactions:
Increase in real estate and real estate joint ventures due to the expiration
  of a leveraged lease where the underlying asset was real estate............ $     73  $     --  $     --
                                                                              ========  ========  ========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

   Metropolitan Tower Life Insurance Company ("MTL") and its subsidiaries (collectively, the "Company") is a wholly-owned subsidiary of MetLife, Inc. The Company is domiciled in the state of Delaware ("Delaware"), and is licensed to transact insurance business in, and is subject to regulation by all 50 states and the District of Columbia. The Company is actively selling structured settlement annuities, as well as term life insurance sold through the Company's direct to consumer channel. The Company is no longer actively selling traditional fixed annuities, variable and universal life insurance, and whole life insurance.

Basis of Presentation

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from these estimates.

  Consolidation

     The accompanying consolidated financial statements include the accounts of MTL and its subsidiaries, including partnerships in which the Company has control. Intercompany accounts and transactions have been eliminated.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws. Generally, the assets of the separate accounts cannot be used to settle the liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

   .   such separate accounts are legally recognized;

   . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;

   .   investments are directed by the contractholder; and

   . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

     The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line on the statements of operations.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees on the statements of operations.

  Reclassifications

     Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Summary of Significant Accounting Policies

   The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

Accounting Policy                                                          Note
-------------------------------------------------------------------------------
Insurance                                                                   2
-------------------------------------------------------------------------------
Deferred Policy Acquisition Costs                                           3
-------------------------------------------------------------------------------
Reinsurance                                                                 4
-------------------------------------------------------------------------------
Investments                                                                 5
-------------------------------------------------------------------------------
Derivatives                                                                 6
-------------------------------------------------------------------------------
Fair Value                                                                  7
-------------------------------------------------------------------------------
Income Tax                                                                  10
-------------------------------------------------------------------------------
Litigation Contingencies                                                    11

  Insurance

   Future Policy Benefit Liabilities and Policyholder Account Balances

      The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long-duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

      Liabilities for universal life paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the paid-up guarantee liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

      The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

      Policyholder account balances relate to contracts or contract features where the Company has no significant insurance risk.

   Other Policy-Related Balances

      Other policy-related balances primarily include obligations assumed under structured settlement assignments as described in Note 2.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Recognition of Insurance Revenues and Deposits

      Premiums related to traditional life and annuity contracts with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

      Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related policyholder account balances.

      All revenues and expenses are presented net of reinsurance, as applicable.

  Deferred Policy Acquisition Costs

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC and reported in other assets on the balance sheet. Such costs include:

   .   incremental direct costs of contract acquisition, such as commissions;

   . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and

   . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

     All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

     DAC is amortized as follows:

 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .   Nonparticipating and               Actual and expected future gross
     non-dividend-paying traditional    premiums.
     contracts (primarily term
     insurance)
 -----------------------------------------------------------------------------
 .   Fixed and variable universal life  Actual and expected future gross
     contracts                          profits.
 -----------------------------------------------------------------------------

     See Note 3 for additional information on DAC amortization. Amortization of DAC is included in other expenses.

     The recovery of DAC is dependent upon the future profitability of the related business.

  Reinsurance

     For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums; and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

     Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

  Investments

   Net Investment Income and Net Investment Gains (Losses)

      Income from investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

   Fixed Maturity and Equity Securities

      The Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policy-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

      Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts, and is based on the estimated economic life of the securities, which for mortgage-backed and asset-backed securities considers the estimated timing and amount of prepayments of the underlying loans. See Note 5 "-- Fixed Maturity and Equity Securities AFS -- Methodology for Amortization of Premium and Accretion of Discount on Structured Securities." The amortization of premium and accretion of discount of fixed maturity securities also takes into consideration call and maturity dates. Dividends on equity securities are recognized when declared.

      The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 5 "-- Fixed Maturity and Equity Securities AFS -- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
   (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exists, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

      With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

   Mortgage Loans

      The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 5.

      Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

   Policy Loans

      Policy loans are stated at unpaid principal balances. Interest income is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

   Real Estate

      Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

      Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held-for-sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

   Real Estate Joint Ventures

      The Company uses the equity method of accounting for equity securities when it has significant influence or at least 20% interest and for real estate joint ventures ("investees") when it has more than a minor ownership interest or more than a minor influence over the investee's operations. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments when such distributions become payable or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

      The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

   Short-term Investments

      Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

   Annuities Funding Structured Settlement Claims

      Annuities funding structured settlement claims represent annuities funding claims assumed by the Company in its capacity as a structured settlements assignment company. The annuities are stated at their contract value, which represents the present value of the future periodic claim payments to be provided. The net investment income recognized reflects the amortization of discount of the annuity at its implied effective interest rate. See Note 2.

   Other Invested Assets

      Other invested assets consist principally of the following:

   . Leveraged leases which are recorded net of non-recourse debt. Income is recognized by applying the leveraged lease's estimated rate of return to the net investment in the lease. Leveraged leases derive investment returns in part from their income tax treatment. The Company regularly reviews residual values for impairment.

   . Freestanding derivatives with positive estimated fair values which are described in "-- Derivatives" below.

   Securities Lending Program

      Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or re-pledged by the transferee. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with securities lending transactions may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the Company's financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary throughout the duration of the loan. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

  Derivatives

   Freestanding Derivatives

      Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the estimated fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

      Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivative's carrying value in other invested assets or other liabilities.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

   Hedge Accounting

      To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

  . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) - in net derivative gains (losses), consistent with the change in estimated fair value of the hedged item attributable to the designated risk being hedged.

  . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) - effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

      The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported on the statement of operations within interest income or interest expense to match the location of the hedged item.

      In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

      The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

      When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

      When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

      In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

 Fair Value

    Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management's judgment are used to determine the estimated fair value of assets and liabilities.

 Income Tax

   Metropolitan Tower Life Insurance Company and its includable subsidiaries join with MetLife, Inc. and its includable subsidiaries in filing a consolidated U.S. life insurance and non-life insurance federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to Metropolitan Tower Life Insurance Company and its subsidiaries under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife, Inc. has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife, Inc. to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pays to MetLife, Inc. the federal income tax which it would have paid based upon that year's taxable income. If Metropolitan Tower Life Insurance Company or its includable subsidiaries has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by Metropolitan Tower Life Insurance Company and its includable subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if Metropolitan Tower Life Insurance Company or its includable subsidiaries would not have realized the attributes on a stand-alone basis under a "wait and see" method.

    The Company's accounting for income taxes represents management's best estimate of various events and transactions.

    Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

    The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination the Company considers many factors, including:

  . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

  .   the jurisdiction in which the deferred tax asset was generated;

  . the length of time that carryforward can be utilized in the various taxing jurisdictions;

  . future taxable income exclusive of reversing temporary differences and carryforwards;

  .   future reversals of existing taxable temporary differences;

  .   taxable income in prior carryback years; and

  .   tax planning strategies.

    The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

    The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax expense.

    On December 22, 2017, President Trump signed into law H.R.1, commonly referred to as the Tax Cuts and Jobs Act of 2017 ("U.S. Tax Reform"). See Note 10 for additional information on U.S. Tax Reform and related Staff Accounting Bulletin ("SAB") 118 provisional amounts.

 Litigation Contingencies

    The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected on the Company's financial statements.

 Other Accounting Policies

   Cash and Cash Equivalents

      The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

   Property and Equipment

      Property and equipment, which is included in other assets, is stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. The estimated life is generally 40 years for company occupied real estate property and from three to seven years for property and equipment. The cost basis was $37 million and $36 million at December 31, 2017 and 2016, respectively. Accumulated depreciation was $15 million and $16 million at December 31, 2017 and 2016, respectively. Related depreciation expense was $3 million, $3 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively. During the year ended December 31, 2015, an impairment of $21 million was recognized on company owned property. As of December 31, 2017, total minimum rental payments to be received in the future under non-cancelable leases was $6 million, $7 million, $7 million, $7 million, $1 million and $3 million for the years ended December 31, 2018, 2019, 2020, 2021, 2022 and years thereafter, respectively. See Note 12 for information on rental revenues related to a lease agreement with an affiliate.

   Other Revenues

      Other revenues include fees on reinsurance financing agreements, as well as, rental income with affiliates. Such fees are recognized in the period in which services are performed.

   Employee Benefit Plans

      Pension, postretirement and postemployment benefits are provided to associates under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

   Foreign Currency

      Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

Adoption of New Accounting Pronouncements

   Effective January 1, 2017, the Company early adopted guidance relating to business combinations. The new guidance clarifies the definition of a business and requires that an entity apply certain criteria in order to determine when a set of assets and activities qualifies as a business. The adoption of this standard will result in fewer acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that do not qualify as businesses will be capitalized rather than expensed. The adoption did not have a material impact on the Company's consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Effective January 1, 2017, the Company retrospectively adopted guidance relating to consolidation. The new guidance does not change the characteristics of a primary beneficiary under current GAAP. It changes how a reporting entity evaluates whether it is the primary beneficiary of a variable interest entity ("VIE") by changing how a reporting entity that is a single decisionmaker of a VIE handles indirect interests in the entity held through related parties that are under common control with the reporting entity. The adoption did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2016, the Company retrospectively adopted guidance relating to short-duration contracts. The new guidance requires insurance entities to provide users of financial statements with more transparent information about initial claim estimates and subsequent adjustments to these estimates, including information on: (i) reconciling from the claim development table to the balance sheet liability, (ii) methodologies and judgments in estimating claims, and (iii) the timing, and frequency of claims. The adoption did not have an impact on the Company's consolidated financial statements other than expanded disclosures in Note 2.

   Effective January 1, 2016, the Company retrospectively adopted new guidance relating to the consolidation of certain entities. The objective of the new standard is to improve targeted areas of the consolidation guidance and to reduce the number of consolidation models. The new consolidation standard provides guidance on how a reporting entity (i) evaluates whether the entity should consolidate limited partnerships and similar entities, (ii) assesses whether the fees paid to a decisionmaker or service provider are variable interests in a VIE, and (iii) assesses the variable interests in a VIE held by related parties of the reporting entity. The new guidance also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The adoption of the new guidance did not impact which entities are consolidated by the Company. The consolidated VIE assets and liabilities and unconsolidated VIE carrying amounts and maximum exposure to loss as of December 31, 2016, disclosed in Note 5, reflect the application of the new guidance.

Future Adoption of New Accounting Pronouncements

   In February 2018, the Financial Accounting Standards Board ("FASB") issued new guidance on reporting comprehensive income (Accounting Standards Update ("ASU") 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220):
Reclassification of Certain Tax Effects from AOCI). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate or law in U.S. Tax Reform is recognized. Early adoption is permitted. Current GAAP guidance requires that the effect of a change in tax laws or rates on deferred tax liabilities or assets to be included in income from continuing operations in the reporting period that includes the enactment date, even if the related income tax effects were originally charged or credited directly to accumulated OCI ("AOCI"). The new guidance allows a reclassification of AOCI to retained earnings for stranded tax effects resulting from U.S. Tax Reform. Also, the new guidance requires certain disclosures about stranded tax effects. The Company will early adopt the new guidance in the first quarter of 2018. The Company expects the impact of the new guidance at adoption will be a decrease to retained earnings as of January 1, 2018 of $32 million with a corresponding increase to AOCI.

   In August 2017, the FASB issued new guidance on hedging activities
(ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The new guidance simplifies the application of hedge accounting in certain situations and amends the hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

   In March 2017, the FASB issued new guidance on purchased callable debt securities (ASU 2017-08, Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt
Securities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The ASU shortens the amortization period for certain callable debt securities held at a premium and requires the premium to be amortized to the earliest call date. However, the new guidance does not require an accounting change for securities held at a discount whose discount continues to be amortized to maturity. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   In February 2017, the FASB issued new guidance on derecognition of nonfinancial assets (ASU 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted for interim or annual reporting periods beginning after December 15, 2016. The guidance may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment to retained earnings at the date of adoption. The new guidance clarifies the scope and accounting of a financial asset that meets the definition of an "in-substance nonfinancial asset" and defines the term, "in-substance nonfinancial asset." The ASU also adds guidance for partial sales of nonfinancial assets. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In November 2016, the FASB issued new guidance on restricted cash
(ASU 2016-18, Statement of Cash Flows (Topic 230): A consensus of the FASB Emerging Issues Task Force). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, the new guidance requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance does not provide a definition of restricted cash or restricted cash equivalents. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In October 2016, the FASB issued new guidance on tax accounting for intra-entity transfers of assets (ASU 2016-16, Income Taxes (Topic 740):
Intra-Entity Transfers of Assets Other Than Inventory). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a modified retrospective basis. The Company will apply the guidance as of January 1, 2018. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Based on the Company's assessment of the intra-entity asset transfers and related deferred income taxes that are in scope, the Company expects the adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In August 2016, the FASB issued new guidance on cash flow statement presentation (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Early adoption is permitted in any interim or annual period. The new guidance addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In June 2016, the FASB issued new guidance on measurement of credit losses on financial instruments (ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments). The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This ASU replaces the incurred loss impairment methodology with one that reflects expected credit losses. The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts. The new guidance requires that an OTTI on a debt security will be recognized as an allowance going forward, such that improvements in expected future cash flows after an impairment will no longer be reflected as a prospective yield adjustment through net investment income, but rather a reversal of the previous impairment and recognized through realized investment gains and losses. The guidance also requires enhanced disclosures. The Company has assessed the asset classes impacted by the new guidance and is currently assessing the accounting and reporting system changes that will be required to comply with the new guidance. The Company believes that the most significant impact upon adoption will be to its mortgage loan investments. The Company is continuing to evaluate the overall impact of the new guidance on its consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   In February 2016, the FASB issued new guidance on leasing transactions
(ASU 2016-02, Leases - Topic 842). The new guidance is effective for the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and requires a modified retrospective transition approach. Early adoption is permitted. The new guidance requires a lessee to recognize assets and liabilities for leases with lease terms of more than 12 months. Leases would be classified as finance or operating leases and both types of leases will be recognized on the balance sheet. Lessor accounting will remain largely unchanged from current guidance except for certain targeted changes. The new guidance will also require new qualitative and quantitative disclosures. The Company's implementation efforts are primarily focused on the review of its existing lease contracts, identification of other contracts that may fall under the scope of the new guidance, and performing a gap analysis on the current state of lease-related activities compared with the future state of lease-related activities. The Company is currently evaluating the overall impact of the new guidance on its consolidated financial statements.

   In January 2016, the FASB issued new guidance (ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, as amended by ASU 2018-03, Financial Instruments-Overall: Technical Corrections and Improvements, issued in February
2018) on the recognition and measurement of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option ("FVO") that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. Additionally, there will no longer be a requirement to assess equity securities for impairment since such securities will be measured at fair value through net income. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers - Topic 606), effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply the guidance retrospectively with a cumulative-effect adjustment as of January 1, 2018. The new guidance supersedes nearly all existing revenue recognition guidance under U.S. GAAP. However, it does not impact the accounting for insurance and investment contracts within the scope of Accounting Standards Codification
(ASC) Topic 944, Financial Services - Insurance, leases, financial instruments and certain guarantees. For those contracts that are impacted, the new guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The Company did not identify any material revenue streams within the scope of the guidance. The modified retrospective adoption as of January 1, 2018, did not have a material impact on the Company's consolidated financial position and the Company has not identified any material prospective changes in the recognition and measurement of other revenue.

2. Insurance

Insurance Liabilities

   Future policy benefits are measured as follows:

 -----------------------------------------------------------------------------
 Product Type:                          Measurement Assumptions:
 -----------------------------------------------------------------------------
 -----------------------------------------------------------------------------
 Nonparticipating life                  Aggregate of the present value of
                                        future expected benefit payments and
                                        related expenses less the present
                                        value of future expected net
                                        premiums. Assumptions as to mortality
                                        and persistency are based upon the
                                        Company's experience when the basis
                                        of the liability is established.
                                        Interest rate assumptions for the
                                        aggregate future policy benefit
                                        liabilities range from 3% to 8%.
 -----------------------------------------------------------------------------
 -----------------------------------------------------------------------------
 Traditional fixed annuities after      Present value of future expected
 annuitization                          payments. Interest rate assumptions
                                        used in establishing such liabilities
                                        range from 3% to 8%.
 -----------------------------------------------------------------------------

   Policyholder account balances are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 7%, less expenses, mortality charges and withdrawals.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


Guarantees

   The Company previously issued universal life contracts where the Company contractually guarantees to the contractholder a guaranteed paid-up benefit.

   Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to universal life contracts was as follows:

                                                               Universal Life
                                                                 Contracts
                                                             ------------------
                                                             Paid-Up Guarantees
                                                             ------------------
                                                               (In millions)
Direct:
Balance at January 1, 2015..................................      $    206
Incurred guaranteed benefits................................             9
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2015................................           215
Incurred guaranteed benefits................................            14
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2016................................           229
Incurred guaranteed benefits................................            10
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2017................................      $    239
                                                                  ========
Ceded:
Balance at January 1, 2015..................................      $    146
Incurred guaranteed benefits................................             6
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2015................................           152
Incurred guaranteed benefits................................             9
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2016................................           161
Incurred guaranteed benefits................................             6
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2017................................      $    167
                                                                  ========
Net:
Balance at January 1, 2015..................................      $     60
Incurred guaranteed benefits................................             3
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2015................................            63
Incurred guaranteed benefits................................             5
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2016................................            68
Incurred guaranteed benefits................................             4
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2017................................      $     72
                                                                  ========

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


   Information regarding the Company's guarantee exposure, which includes direct business, but excludes offsets from hedging or reinsurance, if any, was as follows at:

                                                           December 31,
                                                      ----------------------
                                                         2017       2016
                                                      ---------- -----------
                                                        Paid-Up Guarantees
                                                      ----------------------
                                                          (In millions)
   Total account value (1)........................... $    2,230 $     2,323
   Net amount at risk (2)............................ $    9,902 $    10,622
   Average attained age of policyholders.............   64 years    63 years

--------
(1)Includes the contractholder's investments in the general account.

(2)Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

Obligations Assumed Under Structured Settlement Assignments

   The Company assumed structured settlement claim obligations when operating solely as an assignment company. These liabilities are measured at the present value of the periodic claims to be provided and reported as other policy-related balances. The Company received a fee for assuming these claim obligations and, as the assignee of the claim, is legally obligated to ensure periodic payments are made to the claimant. The Company purchased annuities from an affiliate to fund these periodic payment claim obligations and designated payments to be made directly to the claimant by the affiliated annuity writer. These annuities funding the assigned structured settlement claims are recorded as an investment. See Note 1.

   See Note 5 for additional information on obligations assumed under structured settlement assignments.

Obligations Under Funding Agreements

   MTL is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh. Holdings of common stock of the FHLB of Pittsburgh, included in equity securities, were $11 million at both December 31, 2017 and 2016.

   The Company has also entered into funding agreements with the FHLB of Pittsburgh. The liability for such funding agreements is included in policyholder account balances. Information related to such funding agreements was as follows at:

                                         Liability        Collateral (2)
                                    ------------------- -------------------
                                                 December 31,
                                    ---------------------------------------
                                      2017      2016      2017      2016
                                    --------- --------- --------- ---------
                                                 (In millions)
     FHLB of Pittsburgh (1)........ $     250 $     250 $     311 $     383

--------
(1)Represents funding agreements issued to the FHLB of Pittsburgh in exchange for cash and for which the FHLB of Pittsburgh has been granted a lien on certain assets, some of which are in the custody of the FHLB of Pittsburgh, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB of Pittsburgh as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB of Pittsburgh's recovery on the collateral is limited to the amount of the Company's liability to the FHLB of Pittsburgh.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Separate Accounts

   Separate account assets and liabilities consist of pass-through separate accounts totaling $123 million and $112 million at December 31, 2017 and 2016, respectively, for which the policyholder assumes all investment risk.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


   For the years ended December 31, 2017, 2016, and 2015, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

Liabilities for Unpaid Claims and Claim Expenses

       Information regarding the liabilities for unpaid claims and claim adjustment expenses was as follows:

                                                   Years Ended December 31,
                                                ----------------------------
                                                  2017      2016      2015
                                                --------  --------  --------
                                                        (In millions)
  Balance at January 1,........................ $     38  $     31  $     31
     Less: Reinsurance recoverables............       13        15        14
                                                --------  --------  --------
  Net balance at January 1,....................       25        16        17
                                                --------  --------  --------
  Incurred related to:
     Current year..............................       59        67        46
     Prior years (1)...........................        5         6         5
                                                --------  --------  --------
         Total incurred........................       64        73        51
                                                --------  --------  --------
  Paid related to:
     Current year..............................      (59)      (59)      (47)
     Prior years...............................       (5)       (5)       (5)
                                                --------  --------  --------
         Total paid............................      (64)      (64)      (52)
                                                --------  --------  --------
  Net balance at December 31,..................       25        25        16
     Add: Reinsurance recoverables.............       15        13        15
                                                --------  --------  --------
  Balance at December 31(included in other
    policy-related balances),.................. $     40  $     38  $     31
                                                ========  ========  ========

--------
(1)During 2017, 2016 and 2015, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years increased due to events that occurred in prior years, but reported during the current year.

3. Deferred Policy Acquisition Costs

   See Note 1 for a description of capitalized acquisition costs.

Nonparticipating and Non-Dividend-Paying Traditional Contracts

   The Company amortizes DAC related to these contracts (primarily term insurance) over the appropriate premium paying period in proportion to the actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency and investment returns at policy issuance, include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance unless the DAC balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance is caused only by variability in premium volumes.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs (continued)

Fixed and Variable Universal Life Contracts

   The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, and the effect of certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to significantly impact the rate of DAC amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC balances.

Factors Impacting Amortization

   Separate account rates of return on variable universal life contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

   The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These assumptions primarily relate to investment returns, interest crediting rates, mortality, persistency, policyholder behavior and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

   Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

   Amortization of DAC is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC that would have been amortized if such gains and losses had been recognized.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs (continued)


   Information regarding DAC was as follows:

                                               Years Ended December 31,
                                             ---------------------------
                                               2017     2016      2015
                                             -------  --------  --------
                                                    (In millions)
       DAC:
       Balance at January 1,................ $    --  $     --  $      1
       Capitalizations......................      --        --        --
       Amortization related to:
       Other expenses.......................      (7)       (7)      (13)
                                             -------  --------  --------
          Total amortization................      (7)       (7)      (13)
                                             -------  --------  --------
       Unrealized investment gains (losses).       9         7        12
                                             -------  --------  --------
       Balance at December 31,.............. $     2  $     --  $     --
                                             =======  ========  ========

4. Reinsurance

   The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses and minimize exposure to significant risks.

   Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

   For its individual life insurance products, the Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis. In addition, the Company has reinsured a significant portion of the mortality risk on its individual universal life insurance policies. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

   The Company has reinsured certain of its annuity and supplementary contract business to an affiliate.

   The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

   The Company reinsures its remaining business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at both December 31, 2017 and 2016, were not significant.

   The Company had $234 million and $228 million of net unsecured unaffiliated ceded reinsurance recoverable balances at December 31, 2017 and 2016, respectively. Of these totals, 100% were with the Company's five largest unaffiliated ceded reinsurers at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The amounts on the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                   Years Ended December 31,
                                                               -------------------------------
                                                                  2017       2016       2015
                                                               ---------  ---------  ---------
                                                                        (In millions)
Premiums
Direct premiums............................................... $     522  $      11  $       6
Reinsurance assumed...........................................         1         --         --
Reinsurance ceded.............................................        (6)       (11)        (6)
                                                               ---------  ---------  ---------
   Net premiums............................................... $     517  $      --  $      --
                                                               =========  =========  =========
Universal life and investment-type product policy fees
Direct universal life and investment-type product policy fees. $     177  $     182  $     188
Reinsurance assumed...........................................        --         --         --
Reinsurance ceded.............................................      (101)      (100)      (104)
                                                               ---------  ---------  ---------
   Net universal life and investment-type product policy fees. $      76  $      82  $      84
                                                               =========  =========  =========
Other revenues
Direct other revenues......................................... $       8  $       5  $       5
Reinsurance assumed...........................................         2          5          4
Reinsurance ceded.............................................        --          5          6
                                                               ---------  ---------  ---------
   Net other revenues......................................... $      10  $      15  $      15
                                                               =========  =========  =========
Policyholder benefits and claims
Direct policyholder benefits and claims....................... $     974  $     492  $     492
Reinsurance assumed...........................................        --         --         --
Reinsurance ceded.............................................      (132)      (140)      (128)
                                                               ---------  ---------  ---------
   Net policyholder benefits and claims....................... $     842  $     352  $     364
                                                               =========  =========  =========
Interest credited to policyholder account balances
Direct interest credited to policyholder account balances..... $     133  $     136  $     142
Reinsurance assumed...........................................        --         --         --
Reinsurance ceded.............................................       (21)       (21)       (22)
                                                               ---------  ---------  ---------
   Net interest credited to policyholder account balances..... $     112  $     115  $     120
                                                               =========  =========  =========

   The amounts on the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                        December 31,
                                 -----------------------------------------------------------
                                             2017                          2016
                                 ----------------------------- -----------------------------
                                                        Total                         Total
                                                       Balance                       Balance
                                 Direct Assumed Ceded   Sheet  Direct Assumed Ceded   Sheet
                                 ------ ------- ------ ------- ------ ------- ------ -------
                                                        (In millions)
Assets
Premiums, reinsurance and other
  receivables................... $   4   $  1   $  969 $  974  $   --  $  1   $  970 $  971
                                 =====   ====   ====== ======  ======  ====   ====== ======
Liabilities
Other liabilities............... $  56   $  2   $   26 $   84  $   36  $  1   $   24 $   61
                                 =====   ====   ====== ======  ======  ====   ====== ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance are the result of affiliated reinsurance transactions. See "-- Related Party Reinsurance Transactions." The deposit liabilities on reinsurance were $2 million and $1 million at December 31, 2017 and 2016, respectively.

Related Party Reinsurance Transactions

   The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including MLIC and MetLife Insurance K.K., each of which is a related party.

   Information regarding the significant effects of affiliated reinsurance included on the consolidated statements of operations was as follows:

                                                               Years Ended December 31,
                                                              -------------------------
                                                                2017     2016     2015
                                                              -------  -------  -------
                                                                    (In millions)
Premiums
Reinsurance assumed.......................................... $    --  $    --  $    --
Reinsurance ceded............................................      (6)     (11)      (6)
                                                              -------  -------  -------
    Net premiums............................................. $    (6) $   (11) $    (6)
                                                              =======  =======  =======
Other revenues
Reinsurance assumed.......................................... $     3  $     5  $     4
Reinsurance ceded............................................      --        5        6
                                                              -------  -------  -------
    Net other revenues....................................... $     3  $    10  $    10
                                                              =======  =======  =======
Policyholder benefits and claims
Reinsurance assumed.......................................... $    --  $    --  $    --
Reinsurance ceded............................................      (5)     (11)      (8)
                                                              -------  -------  -------
    Net policyholder benefits and claims..................... $    (5) $   (11) $    (8)
                                                              =======  =======  =======
Interest credited to policyholder account balances
Reinsurance assumed.......................................... $    --  $    --  $    --
Reinsurance ceded............................................     (21)     (21)     (22)
                                                              -------  -------  -------
    Net interest credited to policyholder account balances... $   (21) $   (21) $   (22)
                                                              =======  =======  =======

   Information regarding the significant effects of affiliated reinsurance included on the consolidated balance sheets was as follows at:

                                                                 December 31,
                                                       ---------------------------------
                                                             2017             2016
                                                       ---------------- ----------------
                                                       Assumed  Ceded   Assumed  Ceded
                                                       ------- -------- ------- --------
                                                                 (In millions)
Assets
Premiums, reinsurance and other receivables........... $    1  $    709 $    2  $    718
                                                       ======  ======== ======  ========

   The Company may secure certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $709 million and $718 million of unsecured affiliated reinsurance recoverable balances at December 31, 2017 and 2016, respectively.

   Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $660 million and $667 million at December 31, 2017 and 2016, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


5. Investments

   See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

   Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

   The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

   The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

  Fixed Maturity and Equity Securities AFS by Sector

     The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate fixed maturity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities ("CMBS") and ABS (collectively, "Structured Securities").

                                  December 31, 2017                           December 31, 2016
                     ------------------------------------------- -------------------------------------------
                                  Gross Unrealized                            Gross Unrealized
                               -----------------------                     -----------------------
                      Cost or                          Estimated  Cost or                          Estimated
                     Amortized        Temporary  OTTI    Fair    Amortized        Temporary  OTTI    Fair
                       Cost    Gains   Losses   Losses   Value     Cost    Gains   Losses   Losses   Value
                     --------- ------ --------- ------ --------- --------- ------ --------- ------ ---------
                                                          (In millions)
Fixed maturity
  securities:
U.S. corporate...... $  1,076  $  105   $   3   $  --  $  1,178  $  1,001  $   87   $   5   $  --  $  1,083
U.S. government and
  agency............      565     127       2      --       690       426     102       1      --       527
RMBS................      621      13       2      --       632       390      14       4      --       400
Foreign corporate...      400      23       7      --       416       309      12      12      --       309
CMBS................      303       3      --      --       306       159       3      --      --       162
ABS.................      287       2       2      --       287       515       3       5      --       513
State and political
  subdivision.......      131      31      --      --       162       110      24      --      --       134
Foreign government..       38       3      --      --        41        29       2      --      --        31
                     --------  ------   -----   -----  --------  --------  ------   -----   -----  --------
   Total fixed
     maturity
     securities..... $  3,421  $  307   $  16   $  --  $  3,712  $  2,939  $  247   $  27   $  --  $  3,159
                     ========  ======   =====   =====  ========  ========  ======   =====   =====  ========
Equity securities:
Common stock........ $     11  $   --   $  --   $  --  $     11  $     11  $   --   $  --   $  --  $     11

   The Company held non-income producing fixed maturity securities with an estimated fair value of less than $1 million with unrealized gains (losses) of less than ($1) million at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

    Amortization of premium and accretion of discount on Structured Securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for Structured Securities are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive Structured Securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other Structured Securities, the effective yield is recalculated on a retrospective basis.

  Maturities of Fixed Maturity Securities

    The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at December 31, 2017:

                                                                    Due After Five
                                                      Due After One     Years                               Total Fixed
                                          Due in One  Year Through   Through Ten   Due After Ten Structured  Maturity
                                         Year or Less  Five Years       Years          Years     Securities Securities
                                         ------------ ------------- -------------- ------------- ---------- -----------
                                                                         (In millions)
Amortized cost..........................   $    84      $    555       $    671     $      900   $    1,211 $    3,421
Estimated fair value....................   $    85      $    571       $    683     $    1,148   $    1,225 $    3,712

    Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. Structured Securities are shown separately, as they are not due at a single maturity.

  Continuous Gross Unrealized Losses for Fixed Maturity AFS by Sector

    The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position at:

                                               December 31, 2017                              December 31, 2016
                                  ---------------------------------------------- ----------------------------------------------
                                                        Equal to or Greater than                       Equal to or Greater than
                                   Less than 12 Months        12 Months           Less than 12 Months        12 Months
                                  --------------------- ------------------------ --------------------- ------------------------
                                               Gross                   Gross                  Gross                   Gross
                                  Estimated  Unrealized Estimated    Unrealized  Estimated  Unrealized Estimated    Unrealized
                                  Fair Value   Losses   Fair Value     Losses    Fair Value   Losses   Fair Value     Losses
                                  ---------- ---------- ----------   ----------  ---------- ---------- ----------   ----------
                                                                   (Dollars in millions)
Fixed maturity securities:
U.S. corporate...................   $  124     $   1      $   18       $   2       $   89     $   1      $   49       $   4
U.S. government and agency.......      262         2           1          --           53         1          --          --
RMBS.............................      163        --          45           2          108         2          49           2
Foreign corporate................       70         3          28           4           83         2          42          10
CMBS.............................       20        --          --          --           29        --          12          --
ABS..............................       10        --          44           2           67         1         113           4
State and political
 subdivision.....................        5        --          --          --           --        --          --          --
Foreign government...............       --        --          --          --            2        --          --          --
                                    ------     -----      ------       -----       ------     -----      ------       -----
    Total fixed maturity
     securities..................   $  654     $   6      $  136       $  10       $  431     $   7      $  265       $  20
                                    ======     =====      ======       =====       ======     =====      ======       =====
Total number of securities in an
 unrealized loss position........      131                    35                      120                    80
                                    ======                ======                   ======                ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

   Evaluation and Measurement Methodologies

      Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
   (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers;
   (vii) with respect to Structured Securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security;
   (viii) the potential for impairments due to weakening of foreign currencies on non-functional currency denominated fixed maturity securities that are near maturity; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

      The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain Structured Securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, state and political subdivision securities and foreign government securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

      With respect to securities that have attributes of debt and equity ("perpetual hybrid securities"), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

      The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

   Current Period Evaluation

      Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company concluded that these securities were not other-than-temporarily impaired at December 31, 2017. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

      Gross unrealized losses on fixed maturity securities decreased
   $11 million during the year ended December 31, 2017 to $16 million. The decrease in gross unrealized losses for the year ended December 31, 2017, was primarily attributable to narrowing credit spreads and strengthening foreign currencies on non-functional currency denominated fixed maturity securities.

      At December 31, 2017, $1 million of the total $16 million of gross unrealized losses were from three below investment grade fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater. Unrealized losses on below investment grade fixed maturity securities are principally related to foreign corporate securities (primarily industrial securities) and non-agency RMBS (primarily alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, in part due to economic and market uncertainties. Management evaluates foreign corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuers and evaluates non-agency RMBS based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security and the payment priority within the tranche structure of the security.

Mortgage Loans

  Mortgage Loans by Portfolio Segment

     Mortgage loans are summarized as follows at:

                                                 December 31,
                                   ----------------------------------------
                                           2017                 2016
                                   -------------------  -------------------
                                   Carrying    % of     Carrying    % of
                                    Value      Total     Value      Total
                                   --------  ---------  --------  ---------
                                             (Dollars in millions)
    Mortgage loans:
    Commercial.................... $    248       81.0% $    191       82.7%
    Agricultural..................       59       19.3        41       17.7
                                   --------  ---------  --------  ---------
       Subtotal(1)................      307      100.3       232      100.4
    Valuation allowances..........       (1)      (0.3)       (1)      (0.4)
                                   --------  ---------  --------  ---------
       Total mortgage loans, net.. $    306      100.0% $    231      100.0%
                                   ========  =========  ========  =========

--------

(1)Purchases of commercial mortgage loans were $7 million and $0 for the years ended December 31, 2017 and 2016, respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


     The Company purchases unaffiliated mortgage loans under a master participation agreement, from an affiliate, simultaneously with the affiliate's origination or acquisition of mortgage loans. The aggregate amount of unaffiliated mortgage loan participation interests purchased by the Company from an affiliate during the years ended December 31, 2017, 2016 and 2015 were $118 million, $59 million and $15 million, respectively. In connection with the mortgage loan participations, the affiliate collected mortgage loan principal and interest payments on the Company's behalf and the affiliate remitted such payments to the Company in the amount of $43 million, $81 million and $71 million during the years ended December 31, 2017, 2016 and 2015, respectively.

  Mortgage Loans, Valuation Allowance and Impaired Loans by Portfolio Segment

     At December 31, 2017 and 2016, the Company had no impaired mortgage loans, all mortgage loans were evaluated collectively for credit losses and the related valuation allowances were maintained primarily for the commercial mortgage loans. For both the years ended December 31, 2017 and 2016, the change in valuation allowance relating to provision (release) was less than $1 million.

   Valuation Allowance Methodology

      Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

   Commercial and Agricultural Mortgage Loan Portfolio Segments

      The Company typically uses several years of historical experience in establishing non-specific valuation allowances which capture multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

      All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and the values utilized in calculating the ratio are updated annually on a rolling basis, with a portion of the portfolio updated each quarter. In addition, the loan-to-value ratio is routinely updated for all but the lowest risk loans as part of the Company's ongoing review of its commercial mortgage loan portfolio.

      For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

  Credit Quality of Commercial Mortgage Loans

     The credit quality of commercial mortgage loans was as follows at:

                                                Recorded Investment
                                    ----------------------------------------------
                                    Debt Service Coverage Ratios
                                    ----------------------------
                                               1.00x -
                                    > 1.20x     1.20x   < 1.00x   Total  % of Total
                                     --------  -------  -------  ------- ----------
                                         (Dollars in millions)
December 31, 2017
Loan-to-value ratios:
Less than 65%...................... $    212   $    --  $    --  $   212     85.5%
65% to 75%.........................       27        --       --       27     10.9
76% to 80%.........................       --        --       --       --       --
Greater than 80%...................       --         9       --        9      3.6
                                     --------  -------  -------  -------   ------
Total.............................. $    239   $     9  $    --  $   248    100.0%
                                     ========  =======  =======  =======   ======
December 31, 2016
Loan-to-value ratios:
Less than 65%...................... $    173   $     1  $     2  $   176     92.1%
65% to 75%.........................       15        --       --       15      7.9
76% to 80%.........................       --        --       --       --       --
Greater than 80%...................       --        --       --       --       --
                                     --------  -------  -------  -------   ------
Total.............................. $    188   $     1  $     2  $   191    100.0%
                                     ========  =======  =======  =======   ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Credit Quality of Agricultural Mortgage Loans

     The credit quality of agricultural mortgage loans was as follows at:

                                                    December 31,
                                     -----------------------------------------
                                             2017                 2016
                                     -------------------  --------------------
                                      Recorded    % of     Recorded    % of
                                     Investment   Total   Investment   Total
                                     ---------- --------  ---------- ---------
                                               (Dollars in millions)
Loan-to-value ratios:
Less than 65%.......................  $    48       81.4%  $    41       100.0%
65% to 75%..........................       11       18.6        --          --
                                      -------   --------   -------   ---------
   Total............................  $    59      100.0%  $    41       100.0%
                                      =======   ========   =======   =========

  Past Due and Nonaccrual Mortgage Loans

     The Company has a high quality, well performing mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2017 and 2016. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no mortgage loans past due and no nonaccrual mortgage loans at December 31, 2017 and 2016.

  Mortgage Loans Modified in a Troubled Debt Restructuring

     The Company may grant concessions related to borrowers experiencing financial difficulties, which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concessions granted are considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. There were no mortgage loans modified in a troubled debt restructuring for both the years ended December 31, 2017 and 2016.

Real Estate

   Real estate investments consisted of traditional real estate at December 31, 2017 and 2016.

   The Company classifies within traditional real estate its investment in income-producing real estate, which is comprised primarily of wholly-owned real estate and joint ventures with interest in single property income-producing real estate.

   The wholly-owned real estate within traditional real estate is net of accumulated depreciation of $47 million and $39 million at December 31, 2017 and 2016, respectively. Related depreciation expense on wholly-owned real estate was $9 million, $6 million and $10 million for the year ended December 31, 2017, 2016 and 2015, respectively.

   There were no real estate impairments recognized for both the year ended December 31, 2017 and 2016.

   As of December 31, 2017, total minimum rental payments to be received in the future under non-cancelable leases was $17 million, $22 million, $23 million, $23 million, $23 million and $89 million for the years ended December 31, 2018, 2019, 2020, 2021, 2022 and years thereafter, respectively.

Other Invested Assets

   Other invested assets is comprised primarily of leveraged leases and freestanding derivatives with positive estimated fair values (see Note 6).

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Leveraged Leases

     Investment in leveraged leases consisted of the following at:

                                                             December 31,
                                                         --------------------
                                                            2017       2016
                                                         ---------  ---------
                                                             (In millions)
 Rental receivables, net................................ $      --  $      --
 Estimated residual values..............................       189        262
                                                         ---------  ---------
    Subtotal............................................       189        262
 Unearned income........................................       (23)       (31)
                                                         ---------  ---------
    Investment in leveraged leases, net of non-recourse
      debt.............................................. $     166  $     231
                                                         =========  =========

     Rental receivables are generally due in periodic installments. The payment periods range from one to four years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or nonperforming, which is assessed monthly. The Company generally defines nonperforming rental receivables as those that are 90 days or more past due. Rental receivables, which were less than $1 million at both December 31, 2017 and 2016, were performing.

     The deferred income tax liability related to leveraged leases was $58 million and $102 million at December 31, 2017 and 2016, respectively.

     The components of income from investments in leveraged leases, excluding net investment gains (losses), were as follows:

                                                             December 31,
                                                        -----------------------
                                                         2017    2016    2015
                                                        ------- ------- -------
                                                             (In millions)
Income from investment in leveraged leases............. $     8 $    11 $    12
Less: Income tax expense on leveraged leases...........       3       4       4
                                                        ------- ------- -------
   Investment income after income tax in leveraged
     leases............................................ $     5 $     7 $     8
                                                        ======= ======= =======

Cash Equivalents

   The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $47 million and $48 million at December 31, 2017 and 2016, respectively.

Net Unrealized Investment Gains (Losses)

   Unrealized investment gains (losses) on fixed maturity securities AFS and the effect on DAC and future policy benefits, that would result from the realization of the unrealized gains (losses), are included in net unrealized investment gains (losses) in AOCI.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


   The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                       Years Ended December 31,
                                                     ----------------------------
                                                       2017      2016      2015
                                                     --------  --------  --------
                                                             (In millions)
Fixed maturity securities........................... $    294  $    225  $    198
Derivatives.........................................       (1)        7         6
                                                     --------  --------  --------
       Subtotal.....................................      293       232       204
                                                     --------  --------  --------
Amounts allocated from:
   Future policy benefits...........................      (54)       --        --
   DAC..............................................       (4)      (13)      (20)
                                                     --------  --------  --------
       Subtotal.....................................      (58)      (13)      (20)
Deferred income tax benefit (expense)...............      (82)      (77)      (64)
                                                     --------  --------  --------
       Net unrealized investment gains (losses)..... $    153  $    142  $    120
                                                     ========  ========  ========

   The changes in net unrealized investment gains (losses) were as follows:

                                                                          Years Ended December 31,
                                                                        ----------------------------
                                                                          2017      2016      2015
                                                                        --------  --------  --------
                                                                                (In millions)
Balance at January 1,.................................................. $    142  $    120  $    202
Unrealized investment gains (losses) during the year...................       61        28      (138)
Unrealized investment gains (losses) relating to:
Future policy benefits.................................................      (54)       --         1
DAC related to noncredit OTTI losses recognized in AOCI................       --        --         1
DAC....................................................................        9         7        11
Deferred income tax benefit (expense) related to noncredit OTTI losses
  recognized in AOCI...................................................       --        --        (1)
Deferred income tax benefit (expense)..................................       (5)      (13)       44
                                                                        --------  --------  --------
Balance at December 31,................................................ $    153  $    142  $    120
                                                                        ========  ========  ========
   Change in net unrealized investment gains (losses).................. $     11  $     22  $    (82)
                                                                        ========  ========  ========

Concentrations of Credit Risk

   There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Securities Lending

   Elements of the securities lending program are presented below at:

                                                             December 31,
                                                           -----------------
                                                             2017     2016
                                                           -------- --------
                                                             (In millions)
   Securities on loan: (1)
      Amortized cost...................................... $    367 $    316
      Estimated fair value................................ $    482 $    415
   Cash collateral received from counterparties (2)....... $    485 $    417
   Security collateral received from counterparties (3)... $      7 $      5
   Reinvestment portfolio -- estimated fair value......... $    488 $    417

--------
(1)Included within fixed maturity securities.

(2)Included within payables for collateral under securities loaned and other transactions.

(3)Security collateral received from counterparties may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the consolidated financial statements.

   The cash collateral liability by loaned security type and remaining tenor of the agreements was as follows at:

                                           December 31, 2017                    December 31, 2016
                                     ------------------------------------ ------------------------------------
                                     Remaining Tenor of Securities        Remaining Tenor of Securities
                                       Lending Agreements                   Lending Agreements
                                     -----------------------------        -----------------------------
                                                          Over 1                               Over 1
                                                1 Month    to 6                      1 Month    to 6
                                     Open (1)   or Less   Months   Total  Open (1)   or Less   Months   Total
                                     --------   -------   ------   ------ --------   -------   ------   ------
                                                             (In millions)
Cash collateral liability by loaned
  security type:
U.S. government and agency..........  $  74     $  181    $  230   $  485  $  34      $  87    $  296   $  417
                                      -----     ------     ------  ------  -----      -----     ------  ------
   Total............................  $  74     $  181    $  230   $  485  $  34      $  87    $  296   $  417
                                      =====     ======     ======  ======  =====      =====     ======  ======

--------
(1)The related loaned security could be returned to the Company on the next business day, which would require the Company to immediately return the cash collateral.

   If the Company is required to return significant amounts of cash collateral on short notice and is forced to sell securities to meet the return obligation, it may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than what otherwise would have been realized under normal market conditions, or both. The estimated fair value of the securities on loan related to the cash collateral on open at December 31, 2017 was $72 million, all of which were U.S. government and agency securities which, if put back to the Company, could be immediately sold to satisfy the cash requirement.

   The reinvestment portfolio acquired with the cash collateral consisted principally of fixed maturity securities (including agency RMBS, ABS, CMBS, foreign corporate securities) and cash equivalents with 44% invested in agency RMBS, cash equivalents, U.S. government and agency securities or held in cash. If the securities on loan or the reinvestment portfolio become less liquid, the Company has the liquidity resources of most of its general account available to meet any potential cash demands when securities on loan are put back to the Company.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Invested Assets on Deposit, Held in Trust and Pledged as Collateral

   Invested assets on deposit, held in trust and pledged as collateral are presented below at estimated fair value for all asset classes at:

                                                                                December 31,
                                                                              -----------------
                                                                                2017     2016
                                                                              -------- --------
                                                                                (In millions)
Invested assets on deposit (regulatory deposits)............................. $      8 $      8
Invested assets held in trust (reinsurance agreements).......................       10       10
Invested assets pledged as collateral (1)....................................      317      283
                                                                              -------- --------
   Total invested assets on deposit, held in trust and pledged as collateral. $    335 $    301
                                                                              ======== ========

--------
(1)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 2) and derivative transactions (see Note 6).

   See "-- Securities Lending" for information regarding securities on loan.

Variable Interest Entities

   The Company has invested in legal entities that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, would be deemed the primary beneficiary or consolidator of the entity. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity.

  Consolidated VIEs

     There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2017 and 2016.

  Unconsolidated VIEs

     The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                              December 31,
                                              ---------------------------------------------
                                                       2017                   2016
                                              ---------------------- ----------------------
                                                           Maximum                Maximum
                                               Carrying   Exposure    Carrying   Exposure
                                                Amount   to Loss (1)   Amount   to Loss (1)
                                              ---------- ----------- ---------- -----------
                                                              (In millions)
Fixed maturity securities AFS:
   Structured Securities (2)................. $    1,225 $    1,225  $    1,075 $    1,075
   U.S. corporate............................         25         25          24         24
Real estate joint ventures...................         57         57          44         44
Other limited partnership interests..........         --         95          --         --
                                              ---------- ----------  ---------- ----------
       Total................................. $    1,307 $    1,402  $    1,143 $    1,143
                                              ========== ==========  ========== ==========

--------

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)

(1)The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor in mortgage-backed or asset-backed securities issued by trusts that do not have substantial equity.

Net Investment Income

   The components of net investment income were as follows:

                                                         Years Ended December 31,
                                                        --------------------------
                                                          2017     2016     2015
                                                        -------- -------- --------
                                                              (In millions)
Investment income:
Fixed maturity securities.............................. $    127 $    129 $    137
Equity securities......................................        1        1        1
Mortgage loans.........................................       12       16       14
Policy loans...........................................       19       20       20
Real estate............................................       22       14       33
Annuities funding structured settlement claims.........      277      276      288
Other..................................................       10       13       14
                                                        -------- -------- --------
   Subtotal............................................      468      469      507
Less: Investment expenses..............................       21       15       20
                                                        -------- -------- --------
   Net investment income............................... $    447 $    454 $    487
                                                        ======== ======== ========

   See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

Net Investment Gains (Losses)

  Components of Net Investment Gains (Losses)

     The components of net investment gains (losses) were as follows:

                                                         Years Ended December 31,
                                                        -------------------------
                                                          2017     2016     2015
                                                        -------- -------  -------
                                                              (In millions)
Total gains (losses) on fixed maturity securities:
Total OTTI losses recognized-- by sector and industry:
U.S. and foreign corporate securities -- Industrial.... $     -- $    (1) $    --
                                                        -------- -------  -------
   OTTI losses on fixed maturity securities recognized
     in earnings....................................... $     -- $    (1) $    --
Fixed maturity securities -- net gains (losses) on
  sales and disposals.................................. $     -- $    (8) $    --
                                                        -------- -------  -------
   Total gains (losses) on fixed maturity securities... $     -- $    (9) $    --
Real estate............................................ $     -- $     1  $   (34)
Leveraged lease impairments............................ $     -- $   (41) $     1
                                                        -------- -------  -------
   Total net investment gains (losses)................. $     -- $   (49) $   (33)
                                                        ======== =======  =======

     Gains (losses) from foreign currency transactions included within net investment gains (losses) were less than ($1) million, less than ($1) million and less than $1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Sales or Disposals and Impairments of Fixed Maturity Securities

     Investment gains and losses on sales of securities are determined on a specific identification basis. Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity securities net investment gains (losses) were as shown in the table below.

                                                     Years Ended December 31,
                                                    -------------------------
                                                      2017     2016     2015
                                                    -------  -------  -------
                                                          (In millions)
 Proceeds.......................................... $ 1,161  $   577  $   789
                                                    =======  =======  =======
 Gross investment gains............................ $     4  $     3  $     7
 Gross investment losses...........................      (4)     (11)      (7)
 OTTI losses.......................................      --       (1)      --
                                                    -------  -------  -------
    Net investment gains (losses).................. $    --  $    (9) $    --
                                                    =======  =======  =======

Related Party Investment Transactions

   The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The estimated fair value of invested assets transferred from affiliates was $113 million for the year ended December 31, 2017.

   As a structured settlements assignment company, the Company purchased annuities from an affiliate to fund the periodic structured settlement claim payment obligations it assumed. Each annuity purchased is contractually designated to the assumed claim obligation it funds. The aggregate contract values of annuities funding structured settlement claims are recorded as an asset for which the Company has also recorded an unpaid claim obligation of equal amount. Such aggregated contract values were $4.3 billion and $4.4 billion at December 31, 2017 and 2016, respectively. The related net investment income and corresponding policyholder benefits and claims recognized were $277 million, $276 million and $288 million for the years ended
December 31, 2017, 2016 and 2015 respectively.

   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $6 million, $6 million and $5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   See "-- Mortgage Loans -- Mortgage Loans by Portfolio Segment" for discussion of mortgage loan participation agreements with an affiliate.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


6. Derivatives

Accounting for Derivatives

   See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

   The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

   Derivatives are financial instruments with values derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps and option contracts. To a lesser extent, the Company uses credit default swaps and structured interest rate swaps to synthetically replicate investment risks and returns which are not readily available in the cash markets.

  Interest Rate Derivatives

     The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps and floors.

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value hedging relationships.

     The Company purchases interest rate floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased floors by entering into offsetting written floors. The Company utilizes interest rate floors in nonqualifying hedging relationships.

     A synthetic guaranteed interest contract ("GIC") is a contract that simulates the performance of a traditional GIC through the use of financial instruments. Under a synthetic GIC, the policyholder owns the underlying assets. The Company guarantees a rate return on those assets for a premium. Synthetic GICs are not designated as hedging instruments.

  Foreign Currency Exchange Rate Derivatives

     The Company uses foreign currency swaps and foreign currency forwards to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and nonqualifying hedging relationships.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company utilizes foreign currency forwards in nonqualifying hedging relationships.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)

  Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional amount in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations and involuntary restructuring for corporate obligors, as well as repudiation, moratorium or governmental intervention for sovereign obligors. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in nonqualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. government and agency securities, or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

Primary Risks Managed by Derivatives

   The following table presents the primary underlying risk exposure, gross notional amount and estimated fair value of the Company's derivatives, excluding embedded derivatives, held at:

                                                                               December 31,
                                                          -----------------------------------------------------------
                                                                     2017                          2016
                                                          ----------------------------- -----------------------------
                        Primary Underlying Risk Exposure           Estimated Fair Value          Estimated Fair Value
                        --------------------------------           --------------------          --------------------
                                                           Gross                         Gross
                                                          Notional                      Notional
                                                           Amount  Assets  Liabilities   Amount  Assets  Liabilities
                                                          -------- ------  -----------  -------- ------  -----------
                                                                              (In millions)
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Interest rate swaps        Interest rate................. $     10 $   --    $   --     $     16 $   --    $   --
Foreign currency swaps     Foreign currency exchange
                           rate..........................       25      3        --           21      5        --
                                                          -------- ------    ------     -------- ------    ------
   Subtotal...........................................          35      3        --           37      5        --
                                                          -------- ------    ------     -------- ------    ------
Cash flow hedges:
Foreign currency swaps     Foreign currency exchange
                           rate..........................      125      3         4           51      7        --
                                                          -------- ------    ------     -------- ------    ------
   Total qualifying hedges............................         160      6         4           88     12        --
                                                          -------- ------    ------     -------- ------    ------
Derivatives Not Designated or Not Qualifying as Hedging Instruments:
Interest rate floors       Interest rate.................       --     --        --        3,100      9         4
Synthetic GICs             Interest rate.................    1,504     --        --           --     --        --
Foreign currency swaps     Foreign currency exchange
                           rate..........................       54      4         1           53      8        --
Foreign currency           Foreign currency exchange
  forwards                 rate..........................        8     --        --            7     --        --
Credit default swaps -
  written                  Credit........................       87      2        --           87      1        --
                                                          -------- ------    ------     -------- ------    ------
   Total non-designated or nonqualifying
     derivatives......................................       1,653      6         1        3,247     18         4
                                                          -------- ------    ------     -------- ------    ------
   Total..............................................    $  1,813 $   12    $    5     $  3,335 $   30    $    4
                                                          ======== ======    ======     ======== ======    ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   Based on gross notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2017 and 2016. The Company's use of derivatives includes (i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules;
(ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these nonqualified derivatives, changes in market factors can lead to the recognition of fair value changes on the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

   The components of net derivative gains (losses) were as follows:

                                                           Years Ended December 31,
                                                         ----------------------------
                                                            2017      2016     2015
                                                         ---------- -------- --------
                                                                (In millions)
Freestanding derivatives and hedging gains (losses) (1). $      (1) $      9 $      5

--------
(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and nonqualifying hedging relationships, which are not presented elsewhere in this note.

   The Company recognized net investment income from settlement payments related to qualifying hedges of $1 million for both the years ended
December 31, 2017 and 2016. The amount the Company recognized in net investment income from settlement payments related to qualifying hedges for the year ended December 31, 2015 was not significant.

   The Company recognized net derivative gains (losses) from settlement payments related to nonqualifying hedges of $9 million, $23 million, and $45 million for the years ended December 31, 2017, 2016, and 2015 respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


Nonqualifying Derivatives and Derivatives for Purposes Other Than Hedging

   The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or not qualifying as hedging instruments:

                                                                      Net
                                                                   Derivative
                                                                 Gains (Losses)
                                                                 --------------
                                                                 (In millions)
 Year Ended December 31, 2017
 Interest rate derivatives......................................  $        (8)
 Foreign currency exchange rate derivatives.....................           (5)
 Credit derivatives -- written..................................            1
                                                                  -----------
    Total.......................................................  $       (12)
                                                                  ===========
 Year Ended December 31, 2016
 Interest rate derivatives......................................  $       (20)
 Foreign currency exchange rate derivatives.....................            7
 Credit derivatives -- written..................................            1
                                                                  -----------
    Total.......................................................  $       (12)
                                                                  ===========
 Year Ended December 31, 2015
 Interest rate derivatives......................................  $       (40)
 Foreign currency exchange rate derivatives.....................            2
 Credit derivatives -- written..................................           (1)
                                                                  -----------
    Total.......................................................  $       (39)
                                                                  ===========

Fair Value Hedges

   The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets to floating rate; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated assets.

   The amounts the Company recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges were less than $1 million and ($1) million for the years ended December 31, 2017 and 2016, respectively. The amounts recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges was not significant for the year ended December 31, 2015. Changes in the estimated fair value of the derivatives recognized in net derivative gains (losses) were ($2) million, $3 million and $1 million for each of the years ended December 31, 2017, 2016 and 2015, respectively. Changes in the estimated fair value of the hedged items recognized in net derivative gains (losses) were $2 million, ($4) million, and ($1) million for each of the years ended December 31, 2017, 2016 and 2015, respectively.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

   The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets, as cash flow hedges, when they have met the requirements of cash flow hedging.

   In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified certain amounts from AOCI into net derivative gains (losses). For both the years ended December 31, 2017 and 2016, there were no amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges. For the year ended December 31, 2015, the amount reclassified into net derivative gains (losses) related to such discontinued cash flow hedges was not significant.

   There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for each of the years ended December 31, 2017, 2016 and 2015.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   At December 31, 2017, 2016, and 2015, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges were ($1) million, $7 million, and $6 million, respectively .

   For the year ended December 31, 2017, there were ($10) million of gains (losses) deferred in AOCI related to foreign currency swaps. For both the years ended December 31, 2016 and 2015, there were $4 million of gains (losses) deferred in AOCI related to foreign currency swaps. For the years ended December 31, 2017 and 2016, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were ($2) million and $3 million, respectively. For the year ended December 31, 2015, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were not significant. For the year ended December 31, 2017, there were no amounts reclassified to net investment income related to foreign currency swaps. For both the years ended December 31, 2016, and 2015 the amounts reclassified to net investment income related to foreign currency swaps were not significant. For the year ended December 31, 2017 the amount recognized in net derivative gains (losses) which represented the ineffective portion of all cash flow hedges was less than $1 million. For the years ended December 31, 2016 and 2015 the amounts recognized in net derivative gains (losses) which represented the ineffective portion of all cash flow hedges were not significant.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

   At December 31, 2017, the amounts of deferred net gains (losses) on derivatives in AOCI that were expected to be reclassified to earnings within the next 12 months were less than $1 million.

Credit Derivatives

   In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the nonqualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $87 million at both December 31, 2017 and 2016. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current estimated fair value of the credit default swaps. At December 31, 2017 and 2016, the Company would have received $2 million and $1 million, respectively, to terminate all of these contracts.

   The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                          December 31,
                                          -----------------------------------------------------------------------------
                                                           2017                                   2016
                                          -------------------------------------- --------------------------------------
                                                        Maximum                                Maximum
                                          Estimated      Amount                  Estimated      Amount
                                          Fair Value   of Future      Weighted   Fair Value   of Future      Weighted
                                          of Credit  Payments under   Average    of Credit  Payments under   Average
Rating Agency Designation of Referenced    Default   Credit Default   Years to    Default   Credit Default   Years to
Credit Obligations (1)                      Swaps        Swaps      Maturity (2)   Swaps        Swaps      Maturity (2)
----------------------------------------- ---------- -------------- ------------ ---------- -------------- ------------
                                                                      (Dollars in millions)
Baa
Credit default swaps referencing indices.   $    2      $    87         5.0        $    1      $    87         4.0
                                            ------      -------                    ------      -------
    Total................................   $    2      $    87         5.0        $    1      $    87         4.0
                                            ======      =======                    ======      =======

--------
(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), Standard & Poor's Global Ratings ("S&P") and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)The weighted average years to maturity of the credit default swaps is calculated based on weighted average gross notional amounts.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


Credit Risk on Freestanding Derivatives

   The Company may be exposed to credit-related losses in the event of nonperformance by its counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

   The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

   The Company's OTC-cleared derivatives are effected through central clearing counterparties. Such positions are marked to market and margined on a daily basis (both initial margin and variation margin), and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

   See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

   The estimated fair values of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

                                                                                                December 31,
                                                                                  ----------------------------------------
                                                                                          2017                 2016
----------------------------------------------------------------------            -------------------  -------------------
Derivatives Subject to a Master Netting Arrangement or a Similar Arrangement       Assets  Liabilities  Assets  Liabilities
----------------------------------------------------------------------------      -------  ----------- -------  -----------
                                                                                                (In millions)
Gross estimated fair value of derivatives:
OTC-bilateral (1)................................................................ $    10    $     5   $    29    $     5
OTC-cleared (1)..................................................................       2         --         1         --
                                                                                  -------    -------   -------    -------
    Total gross estimated fair value of derivatives (1)..........................      12          5        30          5
Amounts offset on the consolidated balance sheets................................      --         --        --         --
                                                                                  -------    -------   -------    -------
    Estimated fair value of derivatives presented on the consolidated balance
     sheets (1)..................................................................      12          5        30          5
Gross amounts not offset on the consolidated balance sheets:
Gross estimated fair value of derivatives: (2)
OTC-bilateral....................................................................      (4)        (4)       (5)        (5)
OTC-cleared......................................................................      --         --        --         --
Cash collateral: (3)
OTC-bilateral....................................................................      (6)        --       (23)        --
OTC-cleared......................................................................      (2)        --        (1)        --
Securities collateral: (4)
OTC-bilateral....................................................................      --         --        --         --
OTC-cleared......................................................................      --         --        --         --
                                                                                  -------    -------   -------    -------
    Net amount after application of master netting agreements and
     collateral.................................................................. $    --    $     1   $     1    $    --
                                                                                  =======    =======   =======    =======

--------

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)

(1)Derivative liabilities included (income) or expense accruals reported in accrued investment income or in other liabilities were less than $1 million and $1 million at December 31, 2017 and 2016, respectively. At December 31, 2017, the derivative assets included in income or (expense) accruals reported in accrued investment income or other liabilities were less than $1 million. At December 31, 2016, there were no derivative assets included in income or (expense) accruals reported in accrued investment income or other liabilities.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received by the Company for OTC-bilateral and OTC-cleared derivatives is included in cash and cash equivalents, short-term investments or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions on the balance sheet. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on OTC-cleared derivatives and is included in premiums, reinsurance and other receivables on the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2017 and 2016, the Company received excess cash collateral of $5 million and $1 million, respectively. At December 31, 2017 and 2016, the Company did not provide excess cash collateral.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but at December 31, 2017 and 2016, none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities on the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2017, the Company did not receive excess securities collateral, and provided excess securities collateral with an estimated fair value of $4 million for its OTC-bilateral derivatives. At December 31, 2016, the Company did not receive or provide excess securities collateral for its OTC-bilateral derivatives. At both December 31, 2017 and 2016, the Company did not receive excess securities collateral, and provided excess securities collateral with an estimated fair value of $2 million, for its OTC-cleared derivatives, which are not included in the table above due to the foregoing limitation.

   The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the collateral amount owed by that counterparty reaches a minimum transfer amount. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both MTL and the counterparty to maintain a specific investment grade credit rating from each of Moody's and S&P. If a party's credit or financial strength rating, as applicable, were to fall below that specific investment grade credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

   At December 31, 2017 , the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting arrangements were $1 million and was not significant at December 31, 2016. At December 31, 2017, the estimated fair value of the collateral pledged was less than $1 million and was not significant at December 31, 2016. At December 31, 2017 and 2016, there was no incremental collateral that MTL would be required to provide if there was a one-notch downgrade in its financial strength rating at the reporting date or if its financial strength rating sustained a downgrade to a level that triggered a full overnight collateralization or termination of the derivative position at reporting date.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


7. Fair Value

   When developing estimated fair values, the Company considers three broad valuation approaches: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation approach to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3. Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

   Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

   Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


Recurring Fair Value Measurements

   The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below at:

                                                     December 31, 2017
                                         ------------------------------------------
                                            Fair Value Hierarchy
                                         --------------------------
                                                                    Total Estimated
                                         Level 1  Level 2  Level 3    Fair Value
                                         -------- -------- -------- ---------------
                                                       (In millions)
Assets
Fixed maturity securities:
U.S. corporate.......................... $     -- $  1,159 $     19    $  1,178
U.S. government and agency..............      313      377       --         690
RMBS....................................       --      552       80         632
Foreign corporate.......................       --      351       65         416
CMBS....................................       --      306       --         306
ABS.....................................       --      269       18         287
State and political subdivision.........       --      162       --         162
Foreign government......................       --       41       --          41
                                         -------- -------- --------    --------
   Total fixed maturity securities......      313    3,217      182       3,712
                                         -------- -------- --------    --------
Equity securities.......................       --       11       --          11
Short-term investments..................        9       44       --          53
Derivative assets: (1)
Interest rate...........................       --       --       --          --
Foreign currency exchange rate..........       --       10       --          10
Credit..................................       --        2       --           2
                                         -------- -------- --------    --------
   Total derivative assets..............       --       12       --          12
                                         -------- -------- --------    --------
Separate account assets (2).............       --      123       --         123
                                         -------- -------- --------    --------
   Total assets......................... $    322 $  3,407 $    182    $  3,911
                                         ======== ======== ========    ========
Liabilities
Derivative liabilities: (1)
Interest rate........................... $     -- $     -- $     --    $     --
Foreign currency exchange rate..........       --        5       --    $      5
                                         -------- -------- --------    --------
   Total derivative liabilities......... $     -- $      5 $     --    $      5
                                         ======== ======== ========    ========

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


                                                            December 31, 2016
                                               --------------------------------------------
                                                   Fair Value Hierarchy
                                               ----------------------------
                                                                            Total Estimated
                                               Level 1   Level 2   Level 3    Fair Value
                                               -------- ---------- -------- ---------------
                                                              (In millions)
Assets
Fixed maturity securities:
U.S. corporate................................ $     -- $    1,044 $     39   $    1,083
U.S. government and agency....................      185        342       --          527
RMBS..........................................       --        344       56          400
Foreign corporate.............................       --        265       44          309
CMBS..........................................       --        162       --          162
ABS...........................................       --        499       14          513
State and political subdivision...............       --        134       --          134
Foreign government............................       --         31       --           31
                                               -------- ---------- --------   ----------
   Total fixed maturity securities............      185      2,821      153        3,159
                                               -------- ---------- --------   ----------
Equity securities.............................       --         11       --           11
Short-term investments........................       23        109       --          132
Derivative assets: (1)
Interest rate.................................       --          9       --            9
Foreign currency exchange rate................       --         20       --           20
Credit........................................       --          1       --            1
                                               -------- ---------- --------   ----------
   Total derivative assets....................       --         30       --           30
                                               -------- ---------- --------   ----------
Separate account assets (2)...................       --        112       --          112
                                               -------- ---------- --------   ----------
   Total assets............................... $    208 $    3,083 $    153   $    3,444
                                               ======== ========== ========   ==========
Liabilities
Derivative liabilities: (1)
Interest rate................................. $     -- $        4 $     --   $        4
Foreign currency exchange rate................       --         --       --           --
                                               -------- ---------- --------   ----------
   Total derivative liabilities............... $     -- $        4 $     --   $        4
                                               ======== ========== ========   ==========

--------

(1)Derivative assets are presented within other invested assets on the consolidated balance sheet and derivative liabilities are presented within other liabilities on the consolidated balance sheet.

(2)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

   The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


  Investments

   Valuation Controls and Procedures

      On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

      The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities at December 31, 2016. Independent non-binding broker quotations were not utilized at December 31, 2017.

      The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

   Securities and Short-term Investments

      When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

      When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


      The valuation of most instruments listed below is determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

-----------------------------------------------------------------------------------------------------------------
Instrument                       Level 2                                            Level 3
                            Observable Inputs                                 Unobservable Inputs
-----------------------------------------------------------------------------------------------------------------
Fixed maturity securities
-----------------------------------------------------------------------------------------------------------------
 U.S. corporate and Foreign corporate securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market
            income approaches.                                 approach.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . illiquidity premium
            . benchmark yields; spreads off benchmark yields;  . delta spread adjustments to reflect specific
              new issuances; issuer rating                       credit-related issues
            . trades of identical or comparable securities;    . credit spreads
              duration                                         . quoted prices in markets that are not active
            . Privately-placed securities are valued using       for identical or similar securities that are
              the additional key inputs:                         less liquid and based on lower levels of
              .  market yield curve; call provisions             trading activity than securities classified in
              .  observable prices and spreads for similar       Level 2
                 public or private securities that             . independent non-binding broker quotations
                 incorporate the credit quality and industry
                 sector of the issuer
              .  delta spread adjustments to reflect specific
                 credit-related issues
-----------------------------------------------------------------------------------------------------------------
 U.S. government and agency, State and political subdivision and Foreign government securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market       Valuation Approaches: Principally the market
            approach.                                          approach.
            Key Inputs:                                        Key Inputs:

            .  quoted prices in markets that are not active    .  independent non-binding broker quotations
            .  benchmark U.S. Treasury yield or other yields   .  quoted prices in markets that are not active
            .  the spread off the U.S. Treasury yield curve       for identical or similar securities that are
               for the identical security                         less liquid and based on lower levels of
            .  issuer ratings and issuer spreads;                 trading activity than securities classified in
               broker-dealer quotes                               Level 2
            .  comparable securities that are actively traded  .  credit spreads
-----------------------------------------------------------------------------------------------------------------
 Structured Securities
-----------------------------------------------------------------------------------------------------------------
            -----------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market and
            income approaches.                                 income approaches.
            Key Inputs:                                        Key Inputs:
            .  quoted prices in markets that are not active    .  credit spreads
            .  spreads for actively traded securities;         .  quoted prices in markets that are not active
               spreads off benchmark yields                       for identical or similar securities that are
            .  expected prepayment speeds and volumes             less liquid and based on lower levels of
            .  current and forecasted loss severity; ratings;     trading activity than securities classified in
               geographic region                                  Level 2
            .  weighted average coupon and weighted average    .  independent non-binding broker quotations
               maturity
            .  average delinquency rates; debt-service
               coverage ratios
            .  issuance-specific information, including, but
               not limited to:
              .  collateral type; structure of the security;
                 vintage of the loans
              .  payment terms of the underlying assets
              .  payment priority within the tranche; deal
                 performance
-----------------------------------------------------------------------------------------------------------------

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


Instrument                                     Level 2                                            Level 3
                                           Observable Inputs                                 Unobservable Inputs
-----------------------------------------------------------------------------------------------------------------
Equity securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market approach.                                 N/A
            Key Input:

            .quoted prices in markets that are not considered active
-----------------------------------------------------------------------------------------------------------------
Short-term investments
-----------------------------------------------------------------------------------------------------------------
            .Short-term investments are of a similar nature and class to the fixed maturity        N/A
             and equity securities described above; accordingly, the valuation approaches and observable inputs used in their valuation are also similar to those described above.
-----------------------------------------------------------------------------------------------------------------
Separate account assets (1)
-----------------------------------------------------------------------------------------------------------------
 Mutual funds without readily determinable fair values as prices are not published publicly
-----------------------------------------------------------------------------------------------------------------
            Key Input:                                                                             N/A
            .quoted prices or reported NAV provided by the fund managers
-----------------------------------------------------------------------------------------------------------------

--------
(1)Estimated fair value equals carrying value, based on the value of the underlying assets, including mutual funds.

 Derivatives

    The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

    The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

    Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

    The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


   Freestanding Derivatives Valuation Approaches and Key Inputs

     Level 2

        This level includes all types of derivatives utilized by the Company. These derivatives are principally valued using the income approach.

        Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. Key inputs are as follows:

             Instrument                        Interest Rate                Foreign Currency              Credit
                                                                             Exchange Rate
-----------------------------------------------------------------------------------------------------------------------
 Inputs common to Level 2 by           .swap yield curves             .swap yield curves            .swap yield curves
 instrument type                       .basis curves                  .basis curves                 .credit curves
                                       .interest rate volatility (1)  .currency spot rates          .recovery rates
                                                                      .cross currency basis curves
-----------------------------------------------------------------------------------------------------------------------

--------
(1)Option-based only.

  Transfers between Levels

     Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

   Transfers between Levels 1 and 2:

      There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at both December 31, 2017 and 2016.

   Transfers into or out of Level 3:

      Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

     The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

                                                                       December 31, 2017    December 31, 2016       Impact of
                                                                      -------------------- -------------------- Increase in Input
                                                    Significant                 Weighted             Weighted     on Estimated
                          Valuation Techniques  Unobservable Inputs    Range   Average (1)  Range   Average (1)  Fair Value (2)
                          --------------------  --------------------- -------- ----------- -------- ----------- -----------------
Fixed maturity
 securities (3)
U.S. corporate and        Matrix pricing        Offered quotes (4)    100 -141     110     99 - 138     111          Increase
 foreign corporate.......
                          Market pricing        Quoted prices (4)     99 - 103     101     25 - 100      84          Increase
                          -------------------------------------------------------------------------------------------------------
RMBS..................... Market pricing        Quoted prices (4)     84 - 104      99     83 - 105      97         Increase (5)
                          -------------------------------------------------------------------------------------------------------
ABS...................... Market pricing        Quoted prices (4)     90 - 103      99     99 - 101     100         Increase (5)
                          Consensus pricing     Offered quotes (4)                          99 - 99      99         Increase (5)
                          -------------------------------------------------------------------------------------------------------

--------
(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(5)Changes in the assumptions used for the probability of default are accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


     The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                                                               Fair Value Measurements Using
                                                                            Significant Unobservable Inputs (Level 3)
                                                                            ----------------------------------------
                                                                                 Fixed Maturity Securities
                                                                            ----------------------------------------
                                                                                                          Foreign
                                                                            Corporate (1)   Structured   Government
                                                                            -------------   ----------   ----------
                                                                                       (In millions)
Balance, January 1, 2016...................................................    $   94         $   81       $   19
Total realized/unrealized gains (losses) included in net income
  (loss) (2) (3)...........................................................        --              1           --
Total realized/unrealized gains (losses) included in AOCI..................        (2)            --           --
Purchases (4)..............................................................         8             19           --
Sales (4)..................................................................       (13)            (5)          --
Transfers into Level 3 (5).................................................         8             --           --
Transfers out of Level 3 (5)...............................................       (12)           (26)         (19)
                                                                               ------         ------       ------
Balance, December 31, 2016.................................................    $   83         $   70       $   --
                                                                               ======         ======       ======
Total realized/unrealized gains (losses) included in net income
  (loss) (2) (3)...........................................................        --              1           --
Total realized/unrealized gains (losses) included in AOCI..................         5             --           --
Purchases (4)..............................................................        40             72           --
Sales (4)..................................................................        (4)           (31)          --
Transfers into Level 3 (5).................................................         6             --           --
Transfers out of Level 3 (5)...............................................       (46)           (14)          --
                                                                               ------         ------       ------
Balance, December 31, 2017.................................................    $   84         $   98       $   --
                                                                               ======         ======       ======
Changes in unrealized gains (losses) included in net income (loss) for the
  instruments still held at December 31, 2015: (6).........................    $   --         $    1       $   --
                                                                               ======         ======       ======
Changes in unrealized gains (losses) included in net income (loss) for the
  instruments still held at December 31, 2016: (6).........................    $   --         $    1       $   --
                                                                               ======         ======       ======
Changes in unrealized gains (losses) included in net income (loss) for the
  instruments still held at December 31, 2017: (6).........................    $   --         $   --       $   --
                                                                               ======         ======       ======
Gains (Losses) Data for the year ended December 31, 2015:
Total realized/unrealized gains (losses) included in net income
  (loss) (2) (3)...........................................................    $    1         $    1       $   --
Total realized/unrealized gains (losses) included in AOCI..................    $   (9)        $   (1)      $   (1)

--------
(1)Comprised of U.S. and foreign corporate securities.

(2)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses).

(3)Interest accruals, as well as cash interest coupons received, are excluded from the rollforward.

(4)Items purchased and then sold in the same period are excluded from the rollforward.

(5)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(6)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the period.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


Fair Value of Financial Instruments Carried at Other Than Fair Value

   The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under securities loaned and other transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the tables below are not considered financial instruments subject to this disclosure.

   The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                        December 31, 2017
                                         -----------------------------------------------
                                                     Fair Value Hierarchy
                                                  ---------------------------
                                                                                Total
                                         Carrying                             Estimated
                                          Value   Level 1  Level 2   Level 3  Fair Value
                                         -------- -------- -------- --------- ----------
                                                          (In millions)
Assets
Mortgage loans.......................... $    306 $     -- $     -- $     325  $    325
Policy loans............................ $    250 $     -- $     32 $     371  $    403
Premiums, reinsurance and other
  receivables........................... $    661 $     -- $      1 $     689  $    690
Liabilities
Policyholder account balances........... $    911 $     -- $     -- $     938  $    938
Other liabilities....................... $      8 $     -- $      8 $      --  $      8

                                                        December 31, 2016
                                         -----------------------------------------------
                                                     Fair Value Hierarchy
                                                  ---------------------------
                                                                                Total
                                         Carrying                             Estimated
                                          Value   Level 1  Level 2   Level 3  Fair Value
                                         -------- -------- -------- --------- ----------
                                                          (In millions)
Assets
Mortgage loans.......................... $    231 $     -- $     -- $     237  $    237
Policy loans............................ $    257 $     -- $     32 $     387  $    419
Premiums, reinsurance and other
  receivables........................... $    667 $     -- $     -- $     722  $    722
Liabilities
Policyholder account balances........... $    917 $     -- $     -- $     931  $    931
Other liabilities....................... $      8 $     -- $      8 $      --  $      8

   The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

  Mortgage Loans

     The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


 Policy Loans

    Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk, as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Premiums, Reinsurance and Other Receivables

    Premiums, reinsurance and other receivables are comprised of certain amounts recoverable under reinsurance agreements.

    Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

 Policyholder Account Balances

    These policyholder account balances include investment contracts which primarily include fixed deferred annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Other Liabilities

    Other liabilities consist primarily of amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

8. Equity

Statutory Equity and Income

   The state of domicile of MTL imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"), based on the statutory-based filed financial statements. Companies below specific trigger levels or ratios are classified by their respective levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("CAL RBC"). The CAL RBC ratios for MTL were in excess of 400% at both December 31, 2017 and 2016.

   MTL prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the Delaware Department of Insurance. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the state insurance department may impact the effect of Statutory Codification on the statutory capital and surplus of MTL.

   Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

   In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by MTL are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

8. Equity (continued)


   The tables below present amounts from MTL, which are derived from the statutory-basis financial statements as filed with the Delaware Department of Insurance.

   Statutory net income (loss) was as follows:

                                                  Years Ended December 31,
                                               ------------------------------
   Company                   State of Domicile   2017      2016      2015
   ------------------------  ----------------- --------- -------- -----------
                                                       (In millions)
   Metropolitan Tower Life
     Insurance Company......     Delaware      $      74 $      8 $      (42)

   Statutory capital and surplus was as follows at:

                                                            December 31,
                                                        ---------------------
   Company                                                 2017       2016
   ---------------------------------------------------  ---------- ----------
                                                            (In millions)
   Metropolitan Tower Life Insurance Company........... $      733 $      669

Dividend Restrictions

   The table below sets forth the dividends permitted to be paid by MTL to MetLife, Inc. without insurance regulatory approval and dividends paid:

                                                         2018           2017      2016
                                                   ----------------- ---------- ---------
                                                   Permitted Without
Company                                              Approval (1)       Paid      Paid
-------------------------------------------------  ----------------- ---------- ---------
                                                               (In millions)
Metropolitan Tower Life Insurance Company.........     $      73     $       -- $      60

--------
(1)Reflects dividend amounts that may be paid during 2018 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over a rolling 12-month period, if paid before a specified date during 2018, some or all of such dividends may require regulatory approval.

   Under Delaware Insurance Code, MTL is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its net statutory gain from operations for the immediately preceding calendar year (excluding realized capital gains), not including pro rata distributions of each insurer's own securities. MTL will be permitted to pay a dividend to MetLife, Inc. in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the "Delaware Commissioner") and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)") as of the immediately preceding calendar year requires insurance regulatory approval. Under Delaware Insurance Code, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

8. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

   Information regarding changes in the balances of each component of AOCI was as follows:

                                                   Unrealized
                                                Investment Gains     Unrealized
                                                (Losses), Net of   Gains (Losses)
                                               Related Offsets (1) on Derivatives  Total
                                               ------------------- -------------- -------
                                                              (In millions)
Balance at December 31, 2014..................       $   202          $    --     $   202
OCI before reclassifications..................          (129)               4        (125)
Deferred income tax benefit (expense).........            45               (2)         43
                                                     -------          -------     -------
   AOCI before reclassifications, net of
     income tax...............................           118                2         120
Amounts reclassified from AOCI................            --               --          --
Deferred income tax benefit (expense).........            --               --          --
                                                     -------          -------     -------
   Amounts reclassified from AOCI, net of
     income tax...............................            --               --          --
                                                     -------          -------     -------
Balance at December 31, 2015..................           118                2         120
OCI before reclassifications..................            22                4          26
Deferred income tax benefit (expense).........            (9)              (1)        (10)
                                                     -------          -------     -------
   AOCI before reclassifications, net of
     income tax...............................           131                5         136
Amounts reclassified from AOCI................            12               (3)          9
Deferred income tax benefit (expense).........            (4)               1          (3)
                                                     -------          -------     -------
   Amounts reclassified from AOCI, net of
     income tax...............................             8               (2)          6
                                                     -------          -------     -------
Balance at December 31, 2016..................           139                3         142
OCI before reclassifications..................            27              (10)         17
Deferred income tax benefit (expense).........            (8)               3          (5)
                                                     -------          -------     -------
   AOCI before reclassifications, net of
     income tax...............................           158               (4)        154
Amounts reclassified from AOCI................            (3)               2          (1)
Deferred income tax benefit (expense).........             1               (1)         --
                                                     -------          -------     -------
   Amounts reclassified from AOCI, net of
     income tax...............................            (2)               1          (1)
                                                     -------          -------     -------
Balance at December 31, 2017..................       $   156          $    (3)    $   153
                                                     =======          =======     =======

--------
(1)See Note 5 for information on offsets to investments related to DAC.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

8. Equity (continued)


   Information regarding amounts reclassified out of each component of AOCI was as follows:

                                                                                     Consolidated Statement of
AOCI Components                                     Amounts Reclassified from AOCI     Operations Locations
-------------------------------------------------   -----------------------------  ------------------------------
                                                      Years Ended December 31,
                                                   -------------------------------
                                                      2017       2016      2015
                                                   ---------  ---------  ---------
                                                            (In millions)
Net unrealized investment gains (losses):
Net unrealized investment gains (losses).......... $       1  $      (9) $      -- Net investment gains (losses)
Net unrealized investment gains (losses)..........         2         (3)        -- Net derivative gains (losses)
                                                   ---------  ---------  ---------
   Net unrealized investment gains (losses),
     before income tax............................         3        (12)        --
Income tax (expense) benefit......................        (1)         4         --
                                                   ---------  ---------  ---------
   Net unrealized investment gains (losses), net
     of income tax................................         2         (8)        --
                                                   ---------  ---------  ---------
Unrealized gains (losses) on derivatives - cash
 flow hedges:
Foreign currency swaps............................        (2)         3         -- Net derivative gains (losses)
                                                   ---------  ---------  ---------
   Gains (losses) on cash flow hedges, before
     income tax...................................        (2)         3         --
Income tax (expense) benefit......................         1         (1)        --
                                                   ---------  ---------  ---------
   Gains (losses) on cash flow hedges, net of
     income tax...................................        (1)         2         --
                                                   ---------  ---------  ---------
   Total reclassifications, net of income tax..... $       1  $      (6) $      --
                                                   =========  =========  =========

9. Other Expenses

   Information on other expenses was as follows:

                                                     Years Ended December 31,
                                                   -----------------------------
                                                     2017      2016      2015
                                                   --------- --------- ---------
                                                           (In millions)
General and administrative expenses............... $      34 $      20 $      34
Premium taxes, other taxes, and licenses & fees...         2         3         3
Commissions and other variable expenses...........        22         1         1
Amortization of DAC...............................         7         7        13
                                                   --------- --------- ---------
   Total other expenses........................... $      65 $      31 $      51
                                                   ========= ========= =========

   Certain prior year amounts have been reclassified to conform to the current year presentation, which has been revised to align the expense categories with the Company's businesses. The reclassifications did not result in a change to total other expenses.

Amortization of DAC

   See Note 3 for additional information on DAC including impacts of amortization.

Affiliated Expenses

   See Note 12 for a discussion of affiliated expenses included in the table above.

10. Income Tax

   On December 22, 2017, President Trump signed into law U.S. Tax Reform. U.S. Tax Reform includes numerous changes in tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%, which took effect for

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

10. Income Tax (continued)

taxable years beginning on or after January 1, 2018, and a territorial international tax system which generally eliminates U.S. federal income tax on dividends received from foreign subsidiaries.

   The incremental financial statement impact related to U.S. Tax Reform was as follows:

                                                               U.S. Tax Reform
                                                               ---------------
                                                                (In millions)
  Income (loss) before provision for income tax...............   $       (1)
  Provision for income tax expense (benefit):
  Deferred tax revaluation....................................          (65)
                                                                 ----------
     Total provision for income tax expense (benefit).........          (65)
                                                                 ----------
  Income (loss), net of income tax............................           64
  Income tax (expense) benefit related to items of other
    comprehensive income (loss)...............................            1
                                                                 ----------
  Increase to net equity from U.S. Tax Reform.................   $       65
                                                                 ==========

   In accordance with SAB 118 issued by the U.S. Securities and Exchange Commission ("SEC") in December 2017, the Company has recorded provisional amounts for certain items for which the income tax accounting is not complete. For these items, the Company has recorded a reasonable estimate of the tax effects of U.S. Tax Reform. The estimates will be reported as provisional amounts during a measurement period, which will not exceed one year from the date of enactment of U.S. Tax Reform. The Company may reflect adjustments to its provisional amounts upon obtaining, preparing, or analyzing additional information about facts and circumstances that existed as of the enactment date that, if known, would have affected the income tax effects initially reported as provisional amounts.

   The following item is considered a provisional estimate due to complexities and ambiguities in U.S. Tax Reform which resulted in incomplete accounting for the tax effects of these provisions. Further guidance, either legislative or interpretive, and analysis will be required to complete the accounting for this item:

   . Alternative Minimum Tax Credits - U.S. Tax Reform eliminates the corporate alternative minimum tax and allows for minimum tax credit carryforwards to be used to offset future regular tax or to be refunded over the next few years. However, pursuant to the requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended, refund payments issued for corporations claiming refundable prior year alternative minimum tax credits are subject to a sequestration rate of 6.9%. The application of this fee to refunds in future years is subject to further guidance. Additionally, the sequestration reduction rate in effect at the time is subject to uncertainty. The Company has recorded a less than $1 million tax charge included within the deferred tax revaluation.

   The provision for income tax was as follows:

                                                         Years Ended December 31,
                                                   -----------------------------------
                                                      2017        2016        2015
                                                   ----------  ----------  ----------
                                                              (In millions)
Current:
Federal........................................... $      (15) $       10  $       88
Deferred:
Federal...........................................        (88)         (5)        (80)
                                                   ----------  ----------  ----------
   Provision for income tax expense (benefit)..... $     (103) $        5  $        8
                                                   ==========  ==========  ==========

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

10. Income Tax (continued)


   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                   Years Ended December 31,
                                               ---------------------------------
                                                  2017        2016       2015
                                               ----------  ---------- ----------
                                                         (In millions)
Tax provision at U.S. statutory rate.......... $       11  $        5 $        8
Tax effect of:
U.S. Tax Reform impact........................        (65)         --         --
Distribution of former subsidiary (1).........        (48)         --         --
Other, net....................................         (1)         --         --
                                               ----------  ---------- ----------
   Provision for income tax expense (benefit). $     (103) $        5 $        8
                                               ==========  ========== ==========

--------
(1)In 2013, the Company distributed all of the issued and outstanding shares of common stock of MetLife Reinsurance Company of Delaware ("MRD"), a wholly-owned subsidiary, to MetLife, Inc. in the form of a dividend and deferred the related tax benefit. In August 2017, MetLife, Inc. distributed MRD to third parties and the Company recognized the deferred tax benefit related to the dividend of MRD.

   Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                           December 31,
                                                     ------------------------
                                                         2017         2016
                                                     -----------  -----------
                                                           (In millions)
  Deferred income tax assets:
  Tax credit carryforwards.......................... $         6  $         7
  DAC...............................................           6            6
                                                     -----------  -----------
     Total deferred income tax assets...............          12           13
                                                     -----------  -----------
  Deferred income tax liabilities:
  Investments, including derivatives................          47           76
  Net unrealized investment gains...................          49           77
  Policyholder liabilities and receivables..........          25           50
  Other liabilities.................................          10           12
                                                     -----------  -----------
     Total deferred income tax liabilities..........         131          215
                                                     -----------  -----------
     Net deferred income tax asset (liability)...... $      (119) $      (202)
                                                     ===========  ===========

   Tax credit carryforwards of $7 million at December 31, 2017 will expire beginning in 2022.

   The Company participates in a tax sharing agreement with MetLife, Inc., as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates included $21 million and $1 million for the years ended December 31, 2017 and 2016, respectively.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction and subsidiary. The Company is no longer subject to U.S. federal, state, or local income tax examinations for years prior to 2007.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

10. Income Tax (continued)


   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. For example, federal tax legislation could impact unrecognized tax benefits. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period. The Company had no unrecognized tax benefits for the years ended December 31, 2017, 2016 and 2015.

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense. The Company had no interest or penalties for the years ended December 31, 2017, 2016 and 2015.

11. Contingencies, Commitments and Guarantees

Contingencies

  Litigation

   Sales Practices Claims

      Over the past several years, the Company has faced claims and regulatory inquiries and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

   Summary

      Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, investor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

      It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular annual periods.

Commitments

  Mortgage Loan Commitments

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $6 million at both December 31, 2017 and 2016.

  Commitments to Fund Private Corporate Bond Investments

     The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $129 million and $3 million at December 31, 2017 and 2016, respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Contingencies, Commitments and Guarantees (continued)


Guarantees

   In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $1 million, with a cumulative maximum of $2 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

   In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

   The Company's recorded liabilities were less than $1 million at both December 31, 2017 and 2016 for indemnities, guarantees and commitments.

12. Related Party Transactions

Service Agreements

   The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include personnel and policy administrative functions. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $25 million, $13 million and $13 million for the years ended December 31, 2017, 2016 and 2015, respectively. Revenues related to a lease agreement with an affiliate, recorded in other revenues, were $5 million for each of the years ended December 31, 2017, 2016 and 2015.

   The Company had net receivables (payables) to affiliates, related to the items discussed above, of $3 million and ($1) million at December 31, 2017 and 2016 respectively.

   See Notes 4 and 5 for additional information on related party transactions.

13. Subsequent Events

   The Company has evaluated events subsequent to December 31, 2017, through April 13, 2018, which is the date these consolidated financial statements were available to be issued.

Merger

   In February 2018, the Company's Board of Directors approved the merger of MTL and General American Life Insurance Company ("GALIC"), a wholly-owned subsidiary of MetLife, Inc. MTL will be the surviving entity and expects to redomicile to Nebraska. The Company expects the completion of the merger in the first half of 2018, subject to certain regulatory approvals. At December 31, 2017, GALIC's total stockholder's equity was $2.0 billion.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

General American Life Insurance Company and Subsidiary

Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the Years Ended December 31, 2017, 2016 and 2015 and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of General American Life Insurance Company:

We have audited the accompanying consolidated financial statements of General American Life Insurance Company and its subsidiary (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General American Life Insurance Company and its subsidiary as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 12, 2018

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2017 and 2016

                (In millions, except share and per share data)

                                                                                                              2017        2016
                                                                                                           ----------- ----------
Assets
Investments:
Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $7,617 and $7,378,
 respectively)............................................................................................  $    8,356 $    7,808
Equity securities available-for-sale, at estimated fair value (cost: $49 and $49, respectively)...........          51         53
Mortgage loans (net of valuation allowances of $5 and $4, respectively)...................................         980        857
Policy loans..............................................................................................       1,664      1,680
Real estate and real estate joint ventures................................................................          78         52
Other limited partnership interests.......................................................................         208        185
Short-term investments, at estimated fair value...........................................................          71        169
Other invested assets.....................................................................................         172        209
                                                                                                           ----------- ----------
   Total investments......................................................................................      11,580     11,013
Cash and cash equivalents, principally at estimated fair value............................................         271        130
Accrued investment income.................................................................................          99         97
Premiums, reinsurance and other receivables...............................................................       3,021      2,927
Deferred policy acquisition costs and value of business acquired..........................................         582        523
Current income tax recoverable............................................................................          39          9
Other assets..............................................................................................         146        138
Separate account assets...................................................................................       1,828        824
                                                                                                           ----------- ----------
   Total assets...........................................................................................  $   17,566 $   15,661
                                                                                                           =========== ==========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits....................................................................................  $    6,593 $    6,175
Policyholder account balances.............................................................................       5,272      5,308
Other policy-related balances.............................................................................         238        259
Policyholder dividends payable............................................................................         100         96
Payables for collateral under securities loaned and other transactions....................................         420        381
Long-term debt............................................................................................         104        104
Deferred income tax liability.............................................................................         137        117
Other liabilities.........................................................................................         894        756
Separate account liabilities..............................................................................       1,828        824
                                                                                                           ----------- ----------
   Total liabilities......................................................................................      15,586     14,020
                                                                                                           ----------- ----------
Contingencies, Commitments and Guarantees (Note 12)
Stockholder's Equity
Common stock, par value $1.00 per share; 5,000,000 shares authorized; 3,000,000 shares issued and
 outstanding..............................................................................................           3          3
Additional paid-in capital................................................................................         852        852
Retained earnings.........................................................................................         741        545
Accumulated other comprehensive income (loss).............................................................         384        241
                                                                                                           ----------- ----------
   Total stockholder's equity.............................................................................       1,980      1,641
                                                                                                           ----------- ----------
   Total liabilities and stockholder's equity.............................................................  $   17,566 $   15,661
                                                                                                           =========== ==========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                 2017        2016        2015
                                                                              ----------  ----------  ----------
Revenues
Premiums..................................................................... $      710  $      750  $      687
Universal life and investment-type product policy fees.......................         66          64          76
Net investment income........................................................        516         489         507
Other revenues...............................................................          4           7           6
Net investment gains (losses):
Other-than-temporary impairments on fixed maturity securities................         (1)         (3)         (1)
Other-than-temporary impairments on fixed maturity securities transferred to
  other comprehensive income (loss)..........................................         --          --          (1)
Other net investment gains (losses)..........................................         (9)         (7)         (6)
                                                                              ----------  ----------  ----------
 Total net investment gains (losses).........................................        (10)        (10)         (8)
Net derivative gains (losses)................................................       (109)        (30)        219
                                                                              ----------  ----------  ----------
 Total revenues..............................................................      1,177       1,270       1,487
                                                                              ----------  ----------  ----------
Expenses
Policyholder benefits and claims.............................................        725         865         763
Interest credited to policyholder account balances...........................        128         131         133
Policyholder dividends.......................................................        146         148         140
Other expenses...............................................................         53         143         153
                                                                              ----------  ----------  ----------
 Total expenses..............................................................      1,052       1,287       1,189
                                                                              ----------  ----------  ----------
Income (loss) before provision for income tax................................        125         (17)        298
Provision for income tax expense (benefit)...................................        (71)        (20)        103
                                                                              ----------  ----------  ----------
 Net income (loss)........................................................... $      196  $        3  $      195
                                                                              ==========  ==========  ==========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

            Consolidated Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                               2017      2016     2015
                                                                             --------  -------  --------
Net income (loss)........................................................... $    196  $     3  $    195
Other comprehensive income (loss):
Unrealized investment gains (losses), net of related offsets................      251       87      (473)
Unrealized gains (losses) on derivatives....................................      (40)       7        18
Foreign currency translation adjustments....................................        2       (2)       (3)
Defined benefit plans adjustment............................................       --       --         1
                                                                             --------  -------  --------
  Other comprehensive income (loss), before income tax......................      213       92      (457)
Income tax (expense) benefit related to items of other comprehensive income
  (loss)....................................................................      (70)     (32)      161
                                                                             --------  -------  --------
  Other comprehensive income (loss), net of income tax......................      143       60      (296)
                                                                             --------  -------  --------
  Comprehensive income (loss)............................................... $    339  $    63  $   (101)
                                                                             ========  =======  ========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Stockholder's Equity
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                 Accumulated
                                                            Additional              Other         Total
                                                   Common    Paid-in   Retained Comprehensive Stockholder's
                                                   Stock     Capital   Earnings Income (Loss)    Equity
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2014.....................  $      3  $    853  $    347  $      477    $    1,680
Net income (loss)................................                           195                       195
Other comprehensive income (loss), net of income
  tax............................................                                      (296)         (296)
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2015.....................         3       853       542         181         1,579
Return of capital................................                  (1)                                 (1)
Net income (loss)................................                             3                         3
Other comprehensive income (loss), net of income
  tax............................................                                        60            60
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2016.....................         3       852       545         241         1,641
Net income (loss)................................                           196                       196
Other comprehensive income (loss), net of income
  tax............................................                                       143           143
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2017.....................  $      3  $    852  $    741  $      384    $    1,980
                                                  ========= ========== ======== ============= =============

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                2017       2016       2015
                                                             ---------  ---------  ---------
Cash flows from operating activities
Net income (loss)........................................... $     196  $       3  $     195
Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
Depreciation and amortization expenses......................         1          1          2
Amortization of premiums and accretion of discounts
 associated with investments, net...........................       (36)       (38)       (37)
(Gains) losses on investments, net..........................        10         10          8
(Gains) losses on derivatives, net..........................       122         43       (207)
(Income) loss from equity method investments, net of
 dividends or distributions.................................        (2)        (1)        25
Interest credited to policyholder account balances..........       128        131        133
Interest (income) expense on equity-linked notes............       (16)        (7)         1
Universal life and investment-type product policy fees......       (66)       (64)       (76)
Change in premiums, reinsurance and other receivables.......      (116)        16        (39)
Change in deferred policy acquisition costs and value of
 business acquired, net.....................................       (81)       (48)       (67)
Change in income tax........................................       (80)       (30)        51
Change in other assets......................................         1          1         12
Change in insurance-related liabilities and policy-related
 balances...................................................       359        284        304
Change in other liabilities.................................         5         (8)       (39)
Other, net..................................................         1          2          4
                                                             ---------  ---------  ---------
 Net cash provided by (used in) operating activities........       426        295        270
                                                             ---------  ---------  ---------
Cash flows from investing activities
Sales, maturities and repayments of:
 Fixed maturity securities..................................     2,254      2,231      2,417
 Equity securities..........................................         3         10         16
 Mortgage loans.............................................       112        229        196
 Real estate and real estate joint ventures.................        --          3         49
 Other limited partnership interests........................        21         42         68
Purchases of:
 Fixed maturity securities..................................    (2,407)    (2,400)    (2,467)
 Equity securities..........................................        (2)        (1)        (5)
 Mortgage loans.............................................      (207)      (194)      (308)
 Real estate and real estate joint ventures.................       (29)        (3)        (2)
 Other limited partnership interests........................       (39)       (39)       (37)
Cash received in connection with freestanding derivatives...        46         91        131
Cash paid in connection with freestanding derivatives.......       (85)       (83)       (23)
Net change in policy loans..................................        16         52         17
Net change in short-term investments........................       102         57         13
Net change in other invested assets.........................        (1)        (8)       (22)
                                                             ---------  ---------  ---------
  Net cash provided by (used in) investing activities....... $    (216) $     (13) $      43
                                                             ---------  ---------  ---------

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (continued)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                         2017        2016        2015
                                                                                      ----------  ----------  ----------
Cash flows from financing activities
Policyholder account balances:
  Deposits........................................................................... $    1,340  $      427  $      453
  Withdrawals........................................................................     (1,445)       (598)       (739)
Net change in payables for collateral under securities loaned and other transactions.         39        (117)         12
Return of capital....................................................................         --          (1)         --
Other, net...........................................................................         (3)         (2)         (1)
                                                                                      ----------  ----------  ----------
  Net cash provided by (used in) financing activities................................        (69)       (291)       (275)
                                                                                      ----------  ----------  ----------
  Change in cash and cash equivalents................................................        141          (9)         38
Cash and cash equivalents, beginning of year.........................................        130         139         101
                                                                                      ----------  ----------  ----------
  Cash and cash equivalents, end of year............................................. $      271  $      130  $      139
                                                                                      ==========  ==========  ==========
Supplemental disclosures of cash flow information
Net cash paid (received) for:
Interest............................................................................. $        8  $        8  $        8
                                                                                      ==========  ==========  ==========
Income tax........................................................................... $       15  $        6  $       53
                                                                                      ==========  ==========  ==========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

   General American Life Insurance Company ("General American") and its subsidiary (collectively, the "Company") is a wholly-owned subsidiary of MetLife, Inc. General American is a Missouri corporation incorporated in 1933. In December 2016, the Company was distributed as a non-cash extraordinary dividend from Metropolitan Life Insurance Company ("MLIC") to MetLife, Inc.

   The Company is licensed to conduct business in 49 states, the District of Columbia and Puerto Rico. The Company provides annuities and universal, variable and traditional life insurance, although not marketing these products. The Company actively sells separate account contracts for the investment management of defined benefit and contribution plan assets. This business includes certain products to fund corporate-owned life insurance used to finance nonqualified benefit programs for executives.

Basis of Presentation

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from these estimates.

  Consolidation

     The accompanying consolidated financial statements include the accounts of General American and its subsidiary. Intercompany accounts and transactions have been eliminated.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws. Generally, the assets of the separate accounts cannot be used to settle the liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

   .  such separate accounts are legally recognized;

   . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;

   .  investments are directed by the contractholder; and

   . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

     The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line on the statements of operations.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees on the statements of operations.

  Reclassifications

     Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Summary of Significant Accounting Policies

   The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

     ----------------------------------------------------------------------
     Accounting Policy                                                 Note
     ----------------------------------------------------------------------
     Insurance                                                          2
     ----------------------------------------------------------------------
     Deferred Policy Acquisition Costs and Value of Business Acquired   3
     ----------------------------------------------------------------------
     Reinsurance                                                        4
     ----------------------------------------------------------------------
     Investments                                                        5
     ----------------------------------------------------------------------
     Derivatives                                                        6
     ----------------------------------------------------------------------
     Fair Value                                                         7
     ----------------------------------------------------------------------
     Income Tax                                                         11
     ----------------------------------------------------------------------
     Litigation Contingencies                                           12
     ----------------------------------------------------------------------

  Insurance

   Future Policy Benefit Liabilities and Policyholder Account Balances

      The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long-duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

      Premium deficiency reserves may also be established for short-duration contracts to provide for expected future losses. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. The provisions for unreported claims are calculated using studies that measure the historical length of time between the incurred date of a claim and its eventual reporting to the Company. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts.

      Liabilities for universal life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

      The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

      Policyholder account balances relate to contracts or contract features where the Company has no significant insurance risk.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Other Policy-Related Balances

      Other policy-related balances include policy and contract claims, policyholder dividends left on deposit, unearned revenue liabilities, policyholder dividends due and unpaid and premiums received in advance.

      The liability for policy and contract claims generally relates to incurred but not reported ("IBNR") death and disability claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of IBNR claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

      The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

      The Company accounts for the prepayment of premiums on its individual life and health contracts as premiums received in advance and applies the cash received to premiums when due.

   Recognition of Insurance Revenues and Deposits

      Premiums related to traditional life and annuity contracts with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

      Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

      Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related policyholder account balances.

      All revenues and expenses are presented net of reinsurance, as applicable.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

   .  incremental direct costs of contract acquisition, such as commissions;

   . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and

   . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

     All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

     Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

     DAC and VOBA are amortized as follows:

 ------------------------------------------------------------------------------
                                        In proportion to the following over
 Products:                              estimated lives of the contracts:
 ------------------------------------------------------------------------------
 .  Nonparticipating and                  Actual and expected future gross
    non-dividend-paying   traditional     premiums.
    contracts:
  . Term insurance
  . Nonparticipating whole life
    insurance
 ------------------------------------------------------------------------------
 .  Participating, dividend-paying        Actual and expected future gross
    traditional contracts                 margins.
 ------------------------------------------------------------------------------
 .  Fixed and variable universal life     Actual and expected future gross
    contracts                             profits.
 .  Fixed and variable deferred
    annuity contracts
 ------------------------------------------------------------------------------

     See Note 3 for additional information on DAC and VOBA amortization. Amortization of DAC and VOBA is included in other expenses.

     The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated on the financial statements for reporting purposes.

  Reinsurance

     For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums; and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums. Unearned premiums are reflected as a component of premiums, reinsurance and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of insurance protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of the related insurance liabilities ceded (assumed) are recognized immediately as a loss and are reported in the appropriate line item within the statement of operations. Any gain on such retroactive agreement is deferred and is amortized as part of DAC, primarily using the recovery method.

     Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


     The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

  Investments

   Net Investment Income and Net Investment Gains (Losses)

      Income from investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

   Fixed Maturity and Equity Securities

      The Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policy-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

      Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts, and is based on the estimated economic life of the securities, which for mortgage-backed and asset-backed securities considers the estimated timing and amount of prepayments of the underlying loans. See Note 5 "-- Fixed Maturity and Equity Securities AFS -- Methodology for Amortization of Premium and Accretion of Discount on Structured Securities." The amortization of premium and accretion of discount of fixed maturity securities also takes into consideration call and maturity dates. Dividends on equity securities are recognized when declared.

      The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 5 "-- Fixed Maturity and Equity Securities AFS -- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

      For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
   (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exists, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

   Mortgage Loans

      The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to both portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 5. Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

   Policy Loans

      Policy loans are stated at unpaid principal balances. Interest income is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

   Real Estate

      Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

      Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held-for-sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

   Real Estate Joint Ventures and Other Limited Partnership Interests

      The Company uses the equity method of accounting for equity securities when it has significant influence or at least 20% interest and for real estate joint ventures and other limited partnership interests ("investees") when it has more than a minor ownership interest or more than a minor influence over the investee's operations. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

      The Company routinely evaluates its equity method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred.

   Short-term Investments

      Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Other Invested Assets

      Other invested assets consist principally of the following:

   . Loans to affiliates, which are stated at unpaid principal balance and adjusted for any unamortized premium or discount.

   . Freestanding derivatives with positive estimated fair values which are described in "-- Derivatives" below.

   . Tax credit partnerships which derive a significant source of investment return in the form of income tax credits or other tax incentives. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method. See Note 11.

   Securities Lending Program

      Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or re-pledged by the transferee. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with securities lending transactions may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the Company's financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary throughout the duration of the loan. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

  Derivatives

   Freestanding Derivatives

      Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the estimated fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

      Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivative's carrying value in other invested assets or other liabilities.

      If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

   Hedge Accounting

      To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

   . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) - in net derivative gains (losses), consistent with the change in estimated fair value of the hedged item attributable to the designated risk being hedged.

   . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) - effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported on the statement of operations within interest income or interest expense to match the location of the hedged item.

      In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

      The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

      When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

      When hedge accounting is discontinued because it is no longer probable that the forecasted transaction will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

      In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

   Embedded Derivatives

      The Company is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at estimated fair value with changes in estimated fair value recorded in earnings;

   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and

   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

      Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

   the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation.

  Fair Value

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

     Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management's judgment are used to determine the estimated fair value of assets and liabilities.

  Income Tax

     General American joins with MetLife, Inc. and its includable subsidiaries in filing a consolidated U.S. life insurance and non-life insurance federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to General American under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife, Inc. has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife, Inc. to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pays to MetLife, Inc. the federal income tax which it would have paid based upon that year's taxable income. If General American has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by General American when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if General American would not have realized the attributes on a stand-alone basis under a "wait and see" method.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

    . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

    .  the jurisdiction in which the deferred tax asset was generated;

    . the length of time that carryforward can be utilized in the various taxing jurisdictions;

    . future taxable income exclusive of reversing temporary differences and carryforwards;

    .  future reversals of existing taxable temporary differences;

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    .  taxable income in prior carryback years; and

    .  tax planning strategies.

     The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

     The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax expense.

     On December 22, 2017, President Trump signed into law H.R.1, commonly referred to as the Tax Cuts and Jobs Act of 2017 ("U.S. Tax Reform"). See
  Note 11 for additional information on U.S. Tax Reform and related Staff Accounting Bulletin ("SAB") 118 provisional amounts.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected on the Company's financial statements.

  Other Accounting Policies

   Cash and Cash Equivalents

      The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

   Policyholder Dividends

      Policyholder dividends are approved annually by General American's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by General American.

   Foreign Currency

      Assets, liabilities and operations of foreign affiliates are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. The local currencies of foreign operations are the functional currencies. Assets and liabilities of foreign affiliates are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and revenues and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Employee Benefit Plans

      Eligible employees and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by MLIC. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

Adoption of New Accounting Pronouncements

   Effective January 1, 2017, the Company early adopted guidance relating to business combinations. The new guidance clarifies the definition of a business and requires that an entity apply certain criteria in order to determine when a set of assets and activities qualifies as a business. The adoption of this standard will result in fewer acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that do not qualify as businesses will be capitalized rather than expensed. The adoption did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2017, the Company retrospectively adopted guidance relating to consolidation. The new guidance does not change the characteristics of a primary beneficiary under current GAAP. It changes how a reporting entity evaluates whether it is the primary beneficiary of a variable interest entity ("VIE") by changing how a reporting entity that is a single decisionmaker of a VIE handles indirect interests in the entity held through related parties that are under common control with the reporting entity. The adoption did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2016, the Company retrospectively adopted guidance relating to short-duration contracts. The new guidance requires insurance entities to provide users of financial statements with more transparent information about initial claim estimates and subsequent adjustments to these estimates, including information on: (i) reconciling from the claim development table to the balance sheet liability, (ii) methodologies and judgments in estimating claims, and (iii) the timing, and frequency of claims. The adoption did not have an impact on the Company's consolidated financial statements other than expanded disclosures in Note 2.

   Effective January 1, 2016, the Company retrospectively adopted new guidance relating to the consolidation of certain entities. The objective of the new standard is to improve targeted areas of the consolidation guidance and to reduce the number of consolidation models. The new consolidation standard provides guidance on how a reporting entity (i) evaluates whether the entity should consolidate limited partnerships and similar entities, (ii) assesses whether the fees paid to a decisionmaker or service provider are variable interests in a VIE, and (iii) assesses the variable interests in a VIE held by related parties of the reporting entity. The new guidance also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The adoption did not impact which entities are consolidated by the Company. The consolidated VIE assets and liabilities and unconsolidated VIE carrying amounts and maximum exposure to loss as of December 31, 2016, disclosed in Note 5, reflect the application of the new guidance.

Other

   Effective January 3, 2017, the Chicago Mercantile Exchange ("CME") amended its rulebook, resulting in the characterization of variation margin transfers as settlement payments, as opposed to adjustments to collateral. These amendments impacted the accounting treatment of the Company's centrally cleared derivatives for which the CME serves as the central clearing party. As of the effective date, the application of the amended rulebook did not have a material impact on the Company's consolidated financial statements.

Future Adoption of New Accounting Pronouncements

   In February 2018, the Financial Accounting Standards Board ("FASB") issued new guidance on reporting comprehensive income (Accounting Standards Update ("ASU") 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220):
Reclassification of Certain Tax Effects from AOCI). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate or law in U.S. Tax Reform is recognized. Early adoption is permitted. Current GAAP guidance requires that the effect of a change in tax laws or rates on deferred tax liabilities or assets to be included in income from

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

continuing operations in the reporting period that includes the enactment date, even if the related income tax effects were originally charged or credited directly to accumulated OCI ("AOCI"). The new guidance allows a reclassification of AOCI to retained earnings for stranded tax effects resulting from U.S. Tax Reform. Also, the new guidance requires certain disclosures about stranded tax effects. The Company will early adopt the new guidance in 2018. The Company expects the impact of the new guidance at adoption will be a decrease to retained earnings as of January 1, 2018 of $79 million with a corresponding increase to AOCI.

   In August 2017, the FASB issued new guidance on hedging activities
(ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The new guidance simplifies the application of hedge accounting in certain situations and amends the hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

   In March 2017, the FASB issued new guidance on purchased callable debt securities (ASU 2017-08, Receivables -Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The ASU shortens the amortization period for certain callable debt securities held at a premium and requires the premium to be amortized to the earliest call date. However, the new guidance does not require an accounting change for securities held at a discount whose discount continues to be amortized to maturity. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

   In February 2017, the FASB issued new guidance on derecognition of nonfinancial assets (ASU 2017-05, Other Income -Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted for interim or annual reporting periods beginning after December 15, 2016. The guidance may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment to retained earnings at the date of adoption. The new guidance clarifies the scope and accounting of a financial asset that meets the definition of an "in-substance nonfinancial asset" and defines the term, "in-substance nonfinancial asset." The ASU also adds guidance for partial sales of nonfinancial assets. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In November 2016, the FASB issued new guidance on restricted cash
(ASU 2016-18, Statement of Cash Flows (Topic 230): A consensus of the FASB Emerging Issues Task Force). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, the new guidance requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance does not provide a definition of restricted cash or restricted cash equivalents. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In October 2016, the FASB issued new guidance on tax accounting for intra-entity transfers of assets (ASU 2016-16, Income Taxes (Topic 740):
Intra-Entity Transfers of Assets Other Than Inventory). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a modified retrospective basis. The Company will apply the guidance as of January 1, 2018. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Based on the Company's assessment of the intra-entity asset transfers and related deferred income taxes that are in scope, the Company expects the adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   In August 2016, the FASB issued new guidance on cash flow statement presentation (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Early adoption is permitted in any interim or annual period. The new guidance addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In June 2016, the FASB issued new guidance on measurement of credit losses on financial instruments (ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments). The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This ASU replaces the incurred loss impairment methodology with one that reflects expected credit losses. The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts. The new guidance requires that an OTTI on a debt security will be recognized as an allowance going forward, such that improvements in expected future cash flows after an impairment will no longer be reflected as a prospective yield adjustment through net investment income, but rather a reversal of the previous impairment and recognized through realized investment gains and losses. The guidance also requires enhanced disclosures. The Company has assessed the asset classes impacted by the new guidance and is currently assessing the accounting and reporting system changes that will be required to comply with the new guidance. The Company believes that the most significant impact upon adoption will be to its mortgage loan investments. The Company is continuing to evaluate the overall impact of the new guidance on its consolidated financial statements.

   In January 2016, the FASB issued new guidance (ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, as amended by ASU 2018-03, Financial Instruments
Overall: Technical Corrections and Improvements, issued in February 2018) on the recognition and measurement of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. Additionally, there will no longer be a requirement to assess equity securities for impairment since such securities will be measured at fair value through net income. The Company has assessed the population of financial instruments that are subject to the new guidance and has determined that the most significant impact will be the requirement to report changes in fair value in net income each reporting period for all equity securities currently classified as AFS. The Company will utilize a modified retrospective approach to adopt the new guidance effective January 1, 2018. The expected impact related to the change in accounting for equity securities AFS will be $2 million of net unrealized investment gains, net of income tax, which will be reclassified from AOCI to retained earnings.

   In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers - Topic 606), effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply the guidance retrospectively with a cumulative-effect adjustment as of January 1, 2018. The new guidance supersedes nearly all existing revenue recognition guidance under U.S. GAAP. However, it does not impact the accounting for insurance and investment contracts within the scope of Accounting Standards Codification
(ASC) Topic 944, Financial Services - Insurance, leases, financial instruments and certain guarantees. For those contracts that are impacted, the new guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The Company identified revenue streams within the scope of the guidance that are all included within other revenues in the consolidated statements of operations and evaluated the related contracts, primarily consisting of distribution and administrative services fees. As other revenues represents less than 1% of consolidated total revenues for the year ended December 31, 2017, the modified retrospective adoption as of January 1, 2018, did not have a material impact on the Company's consolidated financial position and the Company has not identified any material prospective changes in the recognition and measurement of other revenue.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



2. Insurance

Insurance Liabilities

   Future policy benefits are measured as follows:

    -----------------------------------------------------------------------
    Product Type:                Measurement Assumptions:
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Participating life           Aggregate of (i) net level premium
                                   reserves for death and endowment policy
                                   benefits (calculated based upon the
                                   non-forfeiture interest rate, ranging
                                   from 3% to 6%, and mortality rates
                                   guaranteed in calculating the cash
                                   surrender values described in such
                                   contracts); and (ii) the liability for
                                   terminal dividends.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Nonparticipating life        Aggregate of the present value of future
                                   expected benefit payments and related
                                   expenses less the present value of
                                   future expected net premiums.
                                   Assumptions as to mortality and
                                   persistency are based upon the
                                   Company's experience when the basis of
                                   the liability is established. Interest
                                   rate assumptions for the aggregate
                                   future policy benefit liabilities range
                                   from 3% to 8%.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Individual and group         Present value of future expected
    traditional fixed annuities    payments. Interest rate assumptions
    after annuitization            used in establishing such liabilities
                                   range from 3% to 8%.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Non-medical health           The net level premium method and
    insurance                      assumptions as to future morbidity,
                                   withdrawals and interest, which provide
                                   a margin for adverse deviation. The
                                   interest rate assumption used in
                                   establishing such liabilities is 5%.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Disabled lives               Present value of benefits method and
                                   experience assumptions as to claim
                                   terminations, expenses and interest.
                                   Interest rate assumptions used in
                                   establishing such liabilities range
                                   from 3% to 7%.
    -----------------------------------------------------------------------

   Participating business represented 38% and 34% of the Company's life insurance in-force at December 31, 2017 and 2016, respectively. Participating policies represented 94%, 94% and 93% of gross traditional life insurance premiums for the years ended December 31, 2017, 2016 and 2015, respectively.

   Policyholder account balances are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 6%, less expenses, mortality charges and withdrawals.

Guarantees

   The Company issued annuity contracts that apply a lower rate on funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize. These guarantees include benefits that are payable in the event of death, maturity or at annuitization. Additionally, the Company issued universal life contracts where the Company contractually guarantees to the contractholder a secondary guarantee benefit.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)

   Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal life contracts was as follows:

                                        Annuity    Universal Life
                                       Contracts     Contracts
                                     ------------- --------------
                                      Guaranteed
                                     Annuitization   Secondary
                                       Benefits      Guarantees    Total
                                     ------------- --------------  -----
                                                (In millions)
       Direct:
       Balance at January 1, 2015...           $ 6           $121   $127
       Incurred guaranteed benefits.            --             10     10
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2015.             6            131    137
       Incurred guaranteed benefits.            --            (31)   (31)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2016.             6            100    106
       Incurred guaranteed benefits.            --             13     13
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2017.           $ 6           $113   $119
                                     ============= ==============  =====
       Ceded:
       Balance at January 1, 2015...           $--           $117   $117
       Incurred guaranteed benefits.            --             11     11
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2015.            --            128    128
       Incurred guaranteed benefits.            --            (30)   (30)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2016.            --             98     98
       Incurred guaranteed benefits.            --             15     15
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2017.           $--           $113   $113
                                     ============= ==============  =====
       Net:
       Balance at January 1, 2015...           $ 6           $  4   $ 10
       Incurred guaranteed benefits.            --             (1)    (1)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2015.             6              3      9
       Incurred guaranteed benefits.            --             (1)    (1)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2016.             6              2      8
       Incurred guaranteed benefits.            --             (2)    (2)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2017.           $ 6           $ --   $  6
                                     ============= ==============  =====

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


     Information regarding the Company's guarantee exposure, which includes direct business, but excludes offsets from hedging or reinsurance, if any, was as follows at:

                                                               December 31,
                                                           ---------------------
                                                              2017       2016
                                                           ---------- ----------
                                                                    At
                                                               Annuitization
                                                           ---------------------
                                                           (Dollars in millions)
Annuity Contracts:
Other Annuity Guarantees:
  Total account value (1)................................. $      259 $      262
  Net amount at risk (2).................................. $       47 $       47
Average attained age of contractholders...................   68 years   67 years

                                                                    December 31,
                                                           -------------------------------
                                                                2017            2016
                                                           --------------- ---------------
                                                                      Secondary
                                                                     Guarantees
                                                           -------------------------------
                                                                (Dollars in millions)
Universal Life Contracts:
  Total account value (1)................................. $         1,756 $         1,757
  Net amount at risk (3).................................. $        11,455 $        11,999
Average attained age of policyholders.....................        67 years        66 years

-----------

(1)Includes the contractholder's investments in the general account and separate account, if applicable.

(2)Defined as either the excess of the upper tier, adjusted for a profit margin, less the lower tier, as of the balance sheet date or the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. These amounts represent the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date.

(3)Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

  Account balances of contracts with guarantees were invested in separate account asset classes as follows at:

                                                               December 31,
                                                              ---------------
                                                               2017    2016
                                                              ------- -------
                                                               (In millions)
   Fund Groupings:
   Equity.................................................... $    24 $    21
   Bond......................................................       3       2
   Balanced..................................................       2       2
   Money Market..............................................       1      --
                                                              ------- -------
     Total................................................... $    30 $    25
                                                              ======= =======

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)

Obligations Under Funding Agreements

   General American is a member of the Federal Home Loan Bank ("FHLB") of Des Moines. Holdings of common stock of the FHLB of Des Moines, included in equity securities, were $35 million at both December 31, 2017 and 2016.

   The Company has also entered into funding agreements with the FHLB of Des Moines. The liability for such funding agreements is included in policyholder account balances. Information related to such funding agreements was as follows at:

                                                                 Liability          Collateral (2)
                                                           --------------------- ---------------------
                                                                          December 31,
                                                           -------------------------------------------
                                                              2017       2016       2017       2016
                                                           ---------- ---------- ---------- ----------
                                                                          (In millions)
FHLB of Des Moines (1)....................................  $     625  $     625  $     701  $     811

-----------

(1) Represents funding agreements issued to the FHLB of Des Moines in exchange for cash and for which the FHLB of Des Moines has been granted a lien on certain assets, some of which are in the custody of the FHLB of Des Moines, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB of Des Moines as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB of Des Moines' recovery on the collateral is limited to the amount of the Company's liability to the FHLB of Des Moines.

(2) Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Liabilities for Unpaid Claims and Claim Expenses

   Information regarding the liabilities for unpaid claims and claim adjustment expenses was as follows:

                                                                           Years Ended December 31,
                                                                      ----------------------------------
                                                                         2017      2016 (1)    2015 (1)
                                                                      ----------  ----------  ----------
                                                                                 (In millions)
Balance at January 1,................................................ $      241  $      271  $      251
 Less: Reinsurance recoverables......................................        161         184         183
                                                                      ----------  ----------  ----------
Net balance at January 1,............................................         80          87          68
                                                                      ----------  ----------  ----------
Incurred related to:
 Current year........................................................        248         297         247
 Prior years (2).....................................................         30          46          42
                                                                      ----------  ----------  ----------
   Total incurred....................................................        278         343         289
                                                                      ----------  ----------  ----------
Paid related to:
 Current year........................................................       (241)       (297)       (228)
 Prior years.........................................................        (32)        (53)        (42)
                                                                      ----------  ----------  ----------
   Total paid........................................................       (273)       (350)       (270)
                                                                      ----------  ----------  ----------
Net balance at December 31,..........................................         85          80          87
 Add: Reinsurance recoverables.......................................        142         161         184
                                                                      ----------  ----------  ----------
Balance at December 31 (included in future policy benefits and other
  policy-related balances),.......................................... $      227  $      241  $      271
                                                                      ==========  ==========  ==========

-----------

(1) At December 31, 2016 and 2015, the Net balance decreased by $16 million and $28 million, respectively, and the Reinsurance recoverables increased by $16 million and $21 million, respectively, from those amounts previously reported primarily to correct for the improper classification of reinsurance recoverables.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


(2)During 2017, 2016 and 2015, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years increased due to events incurred in prior years, but reported during the current year.

Separate Accounts

   Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $1.7 billion and $737 million at December 31, 2017 and 2016, respectively, for which the policyholder assumes all investment risk, and separate accounts for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $127 million and $87 million at December 31, 2017 and 2016, respectively. The latter category consisted primarily of bank-owned life insurance. The average interest rate credited on these contracts was 3.72% and 1.88% at December 31, 2017 and 2016, respectively.

   For each of the years ended December 31, 2017, 2016 and 2015, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

3. Deferred Policy Acquisition Costs and Value of Business Acquired

   See Note 1 for a description of capitalized acquisition costs.

Nonparticipating and Non-Dividend-Paying Traditional Contracts

   The Company amortizes DAC and VOBA related to these contracts (term insurance and nonparticipating whole life insurance) over the appropriate premium paying period in proportion to the actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Participating, Dividend-Paying Traditional Contracts

   The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs and Value of Business Acquired (continued)


Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

   The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to significantly impact the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

   Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

   The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, policyholder behavior and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

   Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

   Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs and Value of Business Acquired (continued)


   Information regarding DAC and VOBA was as follows:

                                                                      Years Ended December 31,
                                                                 ----------------------------------
                                                                    2017        2016        2015
                                                                 ----------  ----------  ----------
                                                                            (In millions)
DAC:
Balance at January 1,........................................... $      481  $      445  $      345
Capitalizations.................................................         81         128         143
Amortization related to:
Net investment gains (losses) and net derivative gains (losses).          3           2          (6)
Other expenses..................................................         (2)        (81)        (64)
                                                                 ----------  ----------  ----------
 Total amortization.............................................          1         (79)        (70)
                                                                 ----------  ----------  ----------
Unrealized investment gains (losses)............................        (20)        (13)         27
                                                                 ----------  ----------  ----------
Balance at December 31,.........................................        543         481         445
                                                                 ----------  ----------  ----------
VOBA:
Balance at January 1,...........................................         42          36          41
Amortization related to:
Other expenses..................................................         (2)         (2)         (6)
                                                                 ----------  ----------  ----------
 Total amortization.............................................         (2)         (2)         (6)
                                                                 ----------  ----------  ----------
Unrealized investment gains (losses)............................         (1)          8           1
                                                                 ----------  ----------  ----------
Balance at December 31,.........................................         39          42          36
                                                                 ----------  ----------  ----------
Total DAC and VOBA:
Balance at December 31,......................................... $      582  $      523  $      481
                                                                 ==========  ==========  ==========

   The estimated future amortization expense to be reported in other expenses for the next five years was as follows:

                                                      VOBA
                                                    ----------
                                                    (In millions)
                     2018.......................... $       4
                     2019.......................... $       4
                     2020.......................... $       4
                     2021.......................... $       4
                     2022.......................... $       4

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



4. Reinsurance

   The Company enters into reinsurance agreements as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses and minimize exposure to significant risks.

   Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

   For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company also reinsures portions of certain level premium term and universal life policies with secondary death benefit guarantees to a former affiliate. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

   The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

   The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at both December 31, 2017 and 2016, were not significant.

   The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and funds withheld accounts. The Company had $398 million and $369 million of unsecured unaffiliated reinsurance recoverable balances at December 31, 2017 and 2016, respectively.

   At December 31, 2017, the Company had $656 million of net unaffiliated ceded reinsurance recoverables. Of this total, $526 million, or 80%, were with the Company's five largest unaffiliated ceded reinsurers, including $269 million of net unaffiliated ceded reinsurance recoverables which were unsecured. At December 31, 2016, the Company had $582 million of net unaffiliated ceded reinsurance recoverables. Of this total, $478 million, or 82%, were with the Company's five largest unaffiliated ceded reinsurers, including $266 million of net unaffiliated ceded reinsurance recoverables which were unsecured.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The amounts on the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                       Years Ended December 31,
                                                               ---------------------------------------
                                                                   2017         2016          2015
                                                               -----------  ------------  ------------
                                                                            (In millions)
Premiums
Direct premiums............................................... $       219  $        228  $        238
Reinsurance assumed...........................................         754           775           706
Reinsurance ceded.............................................        (263)         (253)         (257)
                                                               -----------  ------------  ------------
 Net premiums................................................. $       710  $        750  $        687
                                                               ===========  ============  ============
Universal life and investment-type product policy fees
Direct universal life and investment-type product policy fees. $       288  $        290  $        306
Reinsurance assumed...........................................          --            --            --
Reinsurance ceded.............................................        (222)         (226)         (230)
                                                               -----------  ------------  ------------
 Net universal life and investment-type product policy fees... $        66  $         64  $         76
                                                               ===========  ============  ============
Policyholder benefits and claims
Direct policyholder benefits and claims....................... $       575  $        537  $        564
Reinsurance assumed...........................................         606           590           529
Reinsurance ceded.............................................        (456)         (262)         (330)
                                                               -----------  ------------  ------------
 Net policyholder benefits and claims......................... $       725  $        865  $        763
                                                               ===========  ============  ============
Interest credited to policyholder account balances
Direct interest credited to policyholder account balances..... $       210  $        215  $        219
Reinsurance assumed...........................................          --            --            --
Reinsurance ceded.............................................         (82)          (84)          (86)
                                                               -----------  ------------  ------------
 Net interest credited to policyholder account balances....... $       128  $        131  $        133
                                                               ===========  ============  ============
Other expenses
Direct other expenses......................................... $         9  $         58  $         93
Reinsurance assumed...........................................          56           139           132
Reinsurance ceded.............................................         (12)          (54)          (72)
                                                               -----------  ------------  ------------
 Net other expenses........................................... $        53  $        143  $        153
                                                               ===========  ============  ============

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The amounts on the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                                 December 31,
                                   -------------------------------------------------------------------------
                                                   2017                                 2016
                                   ------------------------------------ ------------------------------------
                                                                Total                                Total
                                                               Balance                              Balance
                                    Direct  Assumed    Ceded    Sheet    Direct  Assumed    Ceded    Sheet
                                   -------- -------- --------  -------- -------- -------- --------  --------
                                                                 (In millions)
Assets
Premiums, reinsurance and other
 receivables...................... $     16 $    151 $  2,854  $  3,021 $     38 $    158 $  2,731  $  2,927
Deferred policy acquisition costs
 and value of business acquired...      170      498      (86)      582      162      449      (88)      523
                                   -------- -------- --------  -------- -------- -------- --------  --------
  Total assets.................... $    186 $    649 $  2,768  $  3,603 $    200 $    607 $  2,643  $  3,450
                                   ======== ======== ========  ======== ======== ======== ========  ========
Liabilities
Future policy benefits............ $  4,699 $  1,894 $     --  $  6,593 $  4,625 $  1,553 $     (3) $  6,175
Other policy-related balances.....      133       77       28       238      165       67       27       259
Other liabilities.................      174       40      680       894      130       48      578       756
                                   -------- -------- --------  -------- -------- -------- --------  --------
  Total liabilities............... $  5,006 $  2,011 $    708  $  7,725 $  4,920 $  1,668 $    602  $  7,190
                                   ======== ======== ========  ======== ======== ======== ========  ========

   Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $327 million and $325 million at December 31, 2017 and 2016, respectively. There were no deposit liabilities on reinsurance at both December 31, 2017 and 2016.

Related Party Reinsurance Transactions

   The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including MLIC, which is a related party. Additionally, the Company has reinsurance agreements with Brighthouse Life Insurance Company, a former subsidiary of MetLife, Inc.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   Information regarding the significant effects of affiliated reinsurance included on the consolidated statements of operations was as follows:

                                                                    Years Ended December 31,
                                                             -------------------------------------
                                                                 2017         2016         2015
                                                             -----------  -----------  -----------
                                                                         (In millions)
Premiums
Reinsurance assumed......................................... $       542  $       574  $       503
Reinsurance ceded...........................................         (11)          (9)          (9)
                                                             -----------  -----------  -----------
 Net premiums............................................... $       531  $       565  $       494
                                                             ===========  ===========  ===========
Universal life and investment-type product policy fees
Reinsurance assumed......................................... $        --  $        --  $        --
Reinsurance ceded...........................................         (99)        (102)        (115)
                                                             -----------  -----------  -----------
 Net universal life and investment-type product policy fees. $       (99) $      (102) $      (115)
                                                             ===========  ===========  ===========
Policyholder benefits and claims
Reinsurance assumed......................................... $       430  $       469  $       388
Reinsurance ceded...........................................         (39)         (25)         (33)
                                                             -----------  -----------  -----------
 Net policyholder benefits and claims....................... $       391  $       444  $       355
                                                             ===========  ===========  ===========
Interest credited to policyholder account balances
Reinsurance assumed......................................... $        --  $        --  $        --
Reinsurance ceded...........................................         (82)         (84)         (86)
                                                             -----------  -----------  -----------
 Net interest credited to policyholder account balances..... $       (82) $       (84) $       (86)
                                                             ===========  ===========  ===========
Other expenses
Reinsurance assumed......................................... $        24  $       109  $       101
Reinsurance ceded...........................................         (21)         (29)         (45)
                                                             -----------  -----------  -----------
 Net other expenses......................................... $         3  $        80  $        56
                                                             ===========  ===========  ===========

   Information regarding the significant effects of affiliated reinsurance included on the consolidated balance sheets was as follows at:

                                                                         December 31,
                                                         --------------------------------------------
                                                                  2017                   2016
                                                         ---------------------  ---------------------
                                                          Assumed      Ceded     Assumed      Ceded
                                                         ---------- ----------  ---------- ----------
                                                                         (In millions)
Assets
Premiums, reinsurance and other receivables............. $      151 $    2,143  $      158 $    2,119
Deferred policy acquisition costs and value of business
  acquired..............................................        498        (40)        449        (71)
                                                         ---------- ----------  ---------- ----------
 Total assets........................................... $      649 $    2,103  $      607 $    2,048
                                                         ========== ==========  ========== ==========
Liabilities
Future policy benefits.................................. $    1,807 $       --  $    1,470 $       (3)
Other policy-related balances...........................         23         28          18         27
Other liabilities.......................................         40         18          48         19
                                                         ---------- ----------  ---------- ----------
 Total liabilities...................................... $    1,870 $       46  $    1,536 $       43
                                                         ========== ==========  ========== ==========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The Company may secure certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $346 million and $2.1 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2017 and 2016, respectively.

   Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $326 million and $324 million at December 31, 2017 and 2016, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2017 and 2016.

5. Investments

   See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

   Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

   The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

   The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

  Fixed Maturity and Equity Securities AFS by Sector

     The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities ("CMBS") and ABS (collectively, "Structured Securities").

                                         December 31, 2017                               December 31, 2016
                          ----------------------------------------------- ------------------------------------------------
                                         Gross Unrealized                                 Gross Unrealized
                           Cost or  --------------------------  Estimated  Cost or  ---------------------------- Estimated
                          Amortized        Temporary    OTTI      Fair    Amortized         Temporary    OTTI      Fair
                            Cost    Gains   Losses   Losses (1)   Value     Cost     Gains   Losses   Losses (1)   Value
                          --------- ------ --------- ---------- --------- --------- ------- --------- ---------- ---------
                                                                   (In millions)
Fixed maturity
 securities:
U.S. corporate........... $  2,896  $  260  $    11    $    --  $  3,145  $  2,942  $   214 $     34    $    --  $  3,122
Foreign corporate........    1,514     164       25         --     1,653     1,364       85       84         --     1,365
Foreign government.......    1,067     236       12         --     1,291     1,059      186       36         --     1,209
U.S. government and
 agency..................      934      81        4         --     1,011       720       68        6         --       782
RMBS.....................      640      31        3         (1)      669       672       31        9         --       694
CMBS.....................      286       7        1         --       292       318        8        2         --       324
ABS......................      174       1       --         --       175       180        2        2         --       180
State and political
 subdivision.............      106      15       --          1       120       123       12        3         --       132
                          --------  ------  -------   --------  --------  --------  ------- --------   --------  --------
 Total fixed maturity
   securities............ $  7,617  $  795  $    56    $    --  $  8,356  $  7,378  $   606 $    176    $    --  $  7,808
                          ========  ======  =======   ========  ========  ========  ======= ========   ========  ========
Equity securities:
Common stock............. $     49  $    3  $     1    $    --  $     51  $     49  $     4 $     --    $    --  $     53

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


(1) Noncredit OTTI losses included in AOCI in an unrealized gain position are due to increases in estimated fair value subsequent to initial recognition of noncredit losses on such securities. See also "-- Net Unrealized Investment Gains (Losses)."

     The Company held non-income producing fixed maturity securities with an estimated fair value of $1 million and less than $1 million with unrealized gains (losses) of ($1) million and less than ($1) million at December 31, 2017 and 2016, respectively.

  Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

     Amortization of premium and accretion of discount on Structured Securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for Structured Securities are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive Structured Securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other Structured Securities, the effective yield is recalculated on a retrospective basis.

  Maturities of Fixed Maturity Securities

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at December 31, 2017:

                                                    Due After Five
                                     Due After One      Years                                Total Fixed
                       Due in One    Year Through    Through Ten    Due After Ten Structured  Maturity
                       Year or Less   Five Years        Years          Years      Securities Securities
                      ------------- -------------- --------------- -------------- ---------- -----------
                                                        (In millions)
Amortized cost.......   $    265      $    1,378     $    2,164      $    2,710   $    1,100 $    7,617
Estimated fair value.   $    271      $    1,470     $    2,348      $    3,131   $    1,136 $    8,356

     Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. Structured Securities are shown separately, as they are not due at a single maturity.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

     The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position at:

                                                     December 31, 2017                          December 31, 2016
                                         ------------------------------------------ ------------------------------------------
                                                               Equal to or Greater                        Equal to or Greater
                                          Less than 12 Months     than 12 Months     Less than 12 Months     than 12 Months
                                         --------------------- -------------------- --------------------- --------------------

                                         Estimated    Gross    Estimated   Gross    Estimated    Gross    Estimated   Gross
                                           Fair     Unrealized   Fair    Unrealized   Fair     Unrealized   Fair    Unrealized
                                           Value      Losses     Value     Losses     Value      Losses     Value     Losses
                                         ---------- ---------- --------- ---------- ---------- ---------- --------- ----------
                                                                         (Dollars in millions)
Fixed maturity securities:
U.S. corporate.......................... $      235  $     3   $    139  $       8  $      595  $     18  $    144  $       16
Foreign corporate.......................        138        1        255         24         333        19       281          65
Foreign government......................         40        1        157         11         266        15       102          21
U.S. government and agency..............        525        2         20          2         189         6        --          --
RMBS....................................        120        1         39          1         149         6        51           3
CMBS....................................         43       --          7          1          59         2         7          --
ABS.....................................         14       --          5         --          17         1        42           1
State and political subdivision.........          6        1          6         --          41         2         1           1
                                         ----------  -------   --------  ---------  ----------  --------  --------  ----------
 Total fixed maturity securities........ $    1,121  $     9   $    628  $      47  $    1,649  $     69  $    628  $      107
                                         ==========  =======   ========  =========  ==========  ========  ========  ==========
Equity securities:
Common stock............................ $        4  $     1   $     --  $      --  $        3  $     --  $     --  $       --
Total number of securities in an
 unrealized loss position...............        214                 206                    500                 257
                                         ==========            ========             ==========            ========

  Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

   Evaluation and Measurement Methodologies

      Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
   (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers;
   (vii) with respect to Structured Securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security;
   (viii) the potential for impairments due to weakening of foreign currencies on non-functional currency denominated fixed maturity securities that are near maturity; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain Structured Securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

      With respect to securities that have attributes of debt and equity ("perpetual hybrid securities"), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

      The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

      In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

   Current Period Evaluation

      Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company concluded that these securities were not other-than-temporarily impaired at December 31, 2017. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      Gross unrealized losses on fixed maturity securities decreased
   $120 million during the year ended December 31, 2017 to $56 million. The decrease in gross unrealized losses for the year ended December 31, 2017, was primarily attributable to narrowing credit spreads and strengthening foreign currencies on non-functional currency denominated fixed maturity securities.

      At December 31, 2017, $1 million of the total $56 million of gross unrealized losses were from three below investment grade fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater. Unrealized losses on below investment grade fixed maturity securities are principally related to state and political subdivision securities and U.S. corporate securities (primarily financial industry securities) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, in part due to economic and market uncertainties. Management evaluates state and political subdivision securities and U.S. corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuers.

Mortgage Loans

  Mortgage Loans by Portfolio Segment

     Mortgage loans are summarized as follows at:

                                                December 31,
                                --------------------------------------------
                                         2017                   2016
                                ---------------------  ---------------------
                                 Carrying     % of      Carrying     % of
                                  Value       Total      Value       Total
                                ----------  ---------  ----------  ---------
                                            (Dollars in millions)
   Mortgage loans:
   Commercial.................. $      852       86.9% $      772       90.1%
   Agricultural................        133       13.6          89       10.4
                                ----------  ---------  ----------  ---------
     Subtotal..................        985      100.5         861      100.5
   Valuation allowances........         (5)      (0.5)         (4)      (0.5)
                                ----------  ---------  ----------  ---------
     Total mortgage loans, net. $      980      100.0% $      857      100.0%
                                ==========  =========  ==========  =========

     The Company purchases unaffiliated mortgage loans under a master participation agreement, from an affiliate, simultaneously with the affiliate's origination or acquisition of mortgage loans. The aggregate amount of unaffiliated mortgage loan participation interests purchased by the Company from an affiliate during the years ended December 31, 2017, 2016 and 2015 were $216 million, $158 million and $287 million, respectively. In connection with the mortgage loan participations, the affiliate collected mortgage loan principal and interest payments on the Company's behalf and the affiliate remitted such payments to the Company in the amount of $85 million, $263 million and $138 million during the years ended December 31, 2017, 2016 and 2015, respectively.

     See "-- Related Party Investment Transactions" for additional discussion of related party mortgage loans.

  Mortgage Loans, Valuation Allowance and Impaired Loans by Portfolio Segment

     All mortgage loans were evaluated collectively for credit losses and the related valuation allowances were maintained primarily for commercial mortgage loans. The Company had no impaired mortgage loans during each of the years ended December 31, 2017, 2016 and 2015.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Valuation Allowance Rollforward by Portfolio Segment

     The changes in the valuation allowance, by portfolio segment, were as follows:

                                    Commercial  Agricultural     Total
                                   ------------ ------------- ------------
                                                (In millions)
     Balance at January 1, 2015... $          3 $          -- $          3
     Provision (release)..........            1            --            1
                                   ------------ ------------- ------------
     Balance at December 31, 2015.            4            --            4
     Provision (release)..........           --            --           --
                                   ------------ ------------- ------------
     Balance at December 31, 2016.            4            --            4
     Provision (release)..........            1            --            1
                                   ------------ ------------- ------------
     Balance at December 31, 2017. $          5 $          -- $          5
                                   ============ ============= ============

   Valuation Allowance Methodology

      Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

   Commercial and Agricultural Mortgage Loan Portfolio Segments

      The Company typically uses several years of historical experience in establishing non-specific valuation allowances which capture multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

      All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and the values utilized in calculating the ratio are updated annually on a rolling basis, with a portion of the portfolio updated each quarter. In addition, the loan-to-value ratio is routinely updated for all but the lowest risk loans as part of the Company's ongoing review of its commercial mortgage loan portfolio.

      For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

  Credit Quality of Commercial Mortgage Loans

     The credit quality of commercial mortgage loans was as follows at:

                                          Recorded Investment
                           ------------------------------------------------
                            Debt Service Coverage Ratios
                           -------------------------------           % of
                           > 1.20x  1.00x - 1.20x < 1.00x   Total    Total
                           -------- ------------- -------- -------- -------
                                         (Dollars in millions)
    December 31, 2017
    Loan-to-value ratios:
    Less than 65%......... $    698   $      58   $      2 $    758    89.0%
    65% to 75%............       81           2          2       85    10.0
    76% to 80%............        9          --         --        9     1.0
                           --------   ---------   -------- -------- -------
      Total............... $    788   $      60   $      4 $    852   100.0%
                           ========   =========   ======== ======== =======
    December 31, 2016
    Loan-to-value ratios:
    Less than 65%......... $    671   $      41   $     14 $    726    94.0%
    65% to 75%............       44          --          2       46     6.0
    76% to 80%............       --          --         --       --      --
                           --------   ---------   -------- -------- -------
      Total............... $    715   $      41   $     16 $    772   100.0%
                           ========   =========   ======== ======== =======

  Credit Quality of Agricultural Mortgage Loans

     The credit quality of agricultural mortgage loans was as follows at:

                                             December 31,
                         ---------------------------------------------------
                                    2017                      2016
                         -------------------------  ------------------------
                           Recorded       % of       Recorded       % of
                          Investment      Total     Investment      Total
                         ------------ ------------  ----------- ------------
                                        (Dollars in millions)
  Loan-to-value ratios:
  Less than 65%......... $        107         80.5% $        77         86.5%
  65% to 75%............           26         19.5           12         13.5
                         ------------ ------------  ----------- ------------
    Total............... $        133        100.0% $        89        100.0%
                         ============ ============  =========== ============

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Past Due and Nonaccrual Mortgage Loans

     The Company has a high quality, well performing mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2017 and 2016. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans - 60 days and agricultural mortgage loans - 90 days. The Company had no mortgage loans past due and no nonaccrual mortgage loans at both December 31, 2017 and 2016.

  Mortgage Loans Modified in a Troubled Debt Restructuring

     The Company may grant concessions related to borrowers experiencing financial difficulties, which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concessions granted are considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. There were no mortgage loans modified in a troubled debt restructuring for both the years ended December 31, 2017 and 2016.

Cash Equivalents

   The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $136 million and $39 million at December 31, 2017 and 2016, respectively.

Net Unrealized Investment Gains (Losses)

   Unrealized investment gains (losses) on fixed maturity and equity securities AFS and the effect on DAC, VOBA and future policy benefits, that would result from the realization of the unrealized gains (losses), are included in net unrealized investment gains (losses) in AOCI.

   The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                            Years Ended December 31,
                                                                       ----------------------------------
                                                                          2017        2016        2015
                                                                       ----------  ----------  ----------
                                                                                  (In millions)
Fixed maturity securities............................................. $      739  $      430  $      340
Fixed maturity securities with noncredit OTTI losses included in AOCI.         --          --          --
                                                                       ----------  ----------  ----------
  Total fixed maturity securities.....................................        739         430         340
Equity securities.....................................................          2           4          (3)
Derivatives...........................................................        (12)         28          21
Other.................................................................          2          (3)         (2)
                                                                       ----------  ----------  ----------
  Subtotal............................................................        731         459         356
                                                                       ----------  ----------  ----------
Amounts allocated from:
Future policy benefits................................................        (44)         (4)         --
DAC and VOBA..........................................................        (73)        (52)        (47)
                                                                       ----------  ----------  ----------
  Subtotal............................................................       (117)        (56)        (47)
                                                                       ----------  ----------  ----------
Deferred income tax benefit (expense).................................       (210)       (141)       (109)
                                                                       ----------  ----------  ----------
  Net unrealized investment gains (losses)............................ $      404  $      262  $      200
                                                                       ==========  ==========  ==========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


   The changes in net unrealized investment gains (losses) were as follows:

                                                                                    Years Ended December 31,
                                                                               ----------------------------------
                                                                                  2017        2016        2015
                                                                               ----------  ----------  ----------
                                                                                          (In millions)
Balance at January 1,......................................................... $      262  $      200  $      497
Fixed maturity securities on which noncredit OTTI losses have been recognized.         --          --           1
Unrealized investment gains (losses) during the year..........................        272         103        (486)
Unrealized investment gains (losses) relating to:
Future policy benefits........................................................        (40)         (4)          2
DAC and VOBA..................................................................        (21)         (5)         28
Deferred income tax benefit (expense).........................................        (69)        (32)        158
                                                                               ----------  ----------  ----------
Balance at December 31,....................................................... $      404  $      262  $      200
                                                                               ==========  ==========  ==========
  Change in net unrealized investment gains (losses).......................... $      142  $       62  $     (297)
                                                                               ==========  ==========  ==========

Concentrations of Credit Risk

   Investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, were in fixed income securities of the Canadian federal and provincial governments with an estimated fair value of $1.2 billion and $1.1 billion at December 31, 2017 and 2016, respectively.

Securities Lending

   Elements of the securities lending program are presented below at:

                                                            December 31,
                                                      -------------------------
                                                          2017         2016
                                                      ------------ ------------
                                                            (In millions)
Securities on loan: (1)
  Amortized cost..................................... $        328 $        246
  Estimated fair value............................... $        365 $        281
Cash collateral received from counterparties (2)..... $        373 $        286
Security collateral received from counterparties (3). $         -- $          1
Reinvestment portfolio -- estimated fair value....... $        375 $        286

-----------
(1) Included within fixed maturity securities.

(2) Included within payables for collateral under securities loaned and other transactions.

(3) Security collateral received from counterparties may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


   The cash collateral liability by loaned security type and remaining tenor of the agreements was as follows at:

                                               December 31, 2017                    December 31, 2016
                                         ------------------------------------ ------------------------------------
                                         Remaining Tenor of Securities        Remaining Tenor of Securities
                                           Lending Agreements                   Lending Agreements
                                         -----------------------------        -----------------------------
                                                               Over                                 Over
                                                    1 Month   1 to 6                     1 Month   1 to 6
                                         Open (1)   or Less   Months   Total  Open (1)   or Less   Months   Total
                                         --------   -------   ------   ------ --------   -------   ------   ------
                                                                 (In millions)
Cash collateral liability by loaned
 security type:
U.S. government and agency.............. $   158    $   66    $  149   $  373  $   43    $   64    $  136   $  243
All other securities....................      --        --        --       --      --        43        --       43
                                         -------    ------     ------  ------  ------    ------     ------  ------
 Total.................................. $   158    $   66    $  149   $  373  $   43    $  107    $  136   $  286
                                         =======    ======     ======  ======  ======    ======     ======  ======

-----------
(1) The related loaned security could be returned to the Company on the next business day, which would require the Company to immediately return the cash collateral.

   If the Company is required to return significant amounts of cash collateral on short notice and is forced to sell securities to meet the return obligation, it may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than what otherwise would have been realized under normal market conditions, or both. The estimated fair value of the securities on loan related to the cash collateral on open at December 31, 2017 was $155 million, all of which were U.S. government and agency securities which, if put back to the Company, could be immediately sold to satisfy the cash requirement.

   The reinvestment portfolio acquired with the cash collateral consisted principally of fixed maturity securities (including U.S. government and agency securities, agency RMBS, ABS) short-term investments and cash equivalents with 66% invested in cash equivalents, U.S. government and agency securities, agency RMBS, short-term investments, or held in cash. If the securities on loan or the reinvestment portfolio become less liquid, the Company has the liquidity resources of most of its general account available to meet any potential cash demands when securities on loan are put back to the Company.

Invested Assets on Deposit and Pledged as Collateral

   Invested assets on deposit and pledged as collateral are presented below at estimated fair value for all asset classes except mortgage loans, which are presented at carrying value, at:

                                                                   December 31,
                                                             -------------------------
                                                                 2017            2016
                                                             ------------    ------------
                                                                   (In millions)
Invested assets on deposit (regulatory deposits)............ $      1,445    $      1,288
Invested assets held in trust (reinsurance agreements)......          329              --
Invested assets pledged as collateral (1)...................          730             715
                                                             ------------    ------------
 Total invested assets on deposit and pledged as collateral. $      2,504    $      2,003
                                                             ============    ============

-----------
(1) The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 2), and derivative transactions (see Note 6).

    See "-- Securities Lending" for information regarding securities on loan.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Collectively Significant Equity Method Investments

   The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $273 million at December 31, 2017. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $95 million at December 31, 2017. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

   As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company's consolidated pre-tax income (loss) for two of the three most recent annual periods: 2017 and 2016. The Company is providing the following aggregated summarized financial data for such equity method investments, for the most recent annual periods, in order to provide comparative information. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

   The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for the years ended
December 31, 2017, 2016 and 2015. Aggregate total assets of these entities totaled $119.9 billion and $113.8 billion at December 31, 2017 and 2016, respectively. Aggregate total liabilities of these entities totaled
$11.1 billion and $8.4 billion at December 31, 2017 and 2016, respectively. Aggregate net income (loss) of these entities totaled $11.4 billion, $7.4 billion and $10.0 billion for the years ended December 31, 2017, 2016 and 2015, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

   The Company has invested in legal entities that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, would be deemed the primary beneficiary or consolidator of the entity. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity.

  Consolidated VIEs

     There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at both December 31, 2017 and 2016.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Unconsolidated VIEs

     The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                        December 31,
                                     ---------------------------------------------------
                                               2017                      2016
                                     ------------------------- -------------------------
                                                    Maximum                   Maximum
                                       Carrying    Exposure      Carrying    Exposure
                                        Amount    to Loss (1)     Amount    to Loss (1)
                                     ------------ ------------ ------------ ------------
                                                        (In millions)
Fixed maturity securities AFS:
  Structured Securities (2)......... $      1,136 $      1,136 $      1,198 $      1,198
  U.S. and foreign corporate........          105          105           42           42
Other limited partnership interests.          192          282          181          289
Real estate joint ventures..........           63           63           --           --
Other invested assets...............            1            1            1            1
                                     ------------ ------------ ------------ ------------
  Total............................. $      1,497 $      1,587 $      1,422 $      1,530
                                     ============ ============ ============ ============

-----------
(1) The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments. For certain of its investments in other invested assets, the Company's return is in the form of income tax credits which are guaranteed by creditworthy third parties. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by income tax credits guaranteed by third parties of less than $1 million at both December 31, 2017 and 2016. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2) For these variable interests, the Company's involvement is limited to that of a passive investor in mortgage-backed or asset-backed securities issued by trusts that do not have substantial equity.

    As described in Note 12, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during each of the years ended December 31, 2017, 2016 and 2015.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Net Investment Income

    The components of net investment income were as follows:

                                                          Years Ended December 31,
                                                   --------------------------------------
                                                       2017            2016            2015
                                                   ------------    ------------    ------------
                                                               (In millions)
Investment income:
Fixed maturity securities......................... $        365    $        349    $        344
Equity securities.................................            2               2               3
Mortgage loans....................................           41              47              60
Policy loans......................................           86              87              91
Real estate and real estate joint ventures........            3               3              13
Other limited partnership interests...............           29              15              12
Cash, cash equivalents and short-term investments.            2               1              --
Other.............................................            4               2               1
                                                   ------------    ------------    ------------
 Subtotal.........................................          532             506             524
Less: Investment expenses.........................           16              17              17
                                                   ------------    ------------    ------------
 Net investment income............................ $        516    $        489    $        507
                                                   ============    ============    ============

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Net Investment Gains (Losses)

  Components of Net Investment Gains (Losses)

     The components of net investment gains (losses) were as follows:

                                                                                Years Ended December 31,
                                                                        ----------------------------------------
                                                                            2017            2016            2015
                                                                        ------------    ------------    ------------
                                                                                      (In millions)
Total gains (losses) on fixed maturity securities:
Total OTTI losses recognized -- by sector and industry:
U.S. and foreign corporate securities -- by industry:
Industrial............................................................. $         --    $         (3)   $         --
                                                                        ------------    ------------    ------------
  Total U.S. and foreign corporate securities..........................           --              (3)             --
RMBS...................................................................           --              --              (1)
State and political subdivision........................................           (1)             --              (1)
                                                                        ------------    ------------    ------------
  OTTI losses on fixed maturity securities recognized in earnings......           (1)             (3)             (2)
Fixed maturity securities -- net gains (losses) on sales and disposals.           (2)             --               1
                                                                        ------------    ------------    ------------
  Total gains (losses) on fixed maturity securities....................           (3)             (3)             (1)
Total gains (losses) on equity securities:
Total OTTI losses recognized -- by sector:
Common stock...........................................................           --              (3)             (3)
                                                                        ------------    ------------    ------------
  OTTI losses on equity securities recognized in earnings..............           --              (3)             (3)
Equity securities -- net gains (losses) on sales and disposals.........           --              (2)             (1)
                                                                        ------------    ------------    ------------
  Total gains (losses) on equity securities............................           --              (5)             (4)
                                                                        ------------    ------------    ------------
Mortgage loans.........................................................           (1)             --              (1)
Real estate and real estate joint ventures.............................           --              --              10
Other limited partnership interests....................................           (4)             --               1
Other..................................................................           (2)             (2)            (13)
                                                                        ------------    ------------    ------------
  Total net investment gains (losses).................................. $        (10)   $        (10)   $         (8)
                                                                        ============    ============    ============

     Gains (losses) from foreign currency transactions included within net investment gains (losses) were ($5) million, ($7) million and ($30) million for the years ended December 31, 2017, 2016 and 2015, respectively.

  Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

     Investment gains and losses on sales of securities are determined on a specific identification basis. Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) were as shown in the table below.

                                                        Years Ended December 31,
                                 ---------------------------------------------------------------------
                                    2017        2016        2015        2017       2016        2015
                                 ----------  ----------  ----------  ---------- ----------  ----------
                                      Fixed Maturity Securities              Equity Securities
                                 ----------------------------------  ---------------------------------
                                                             (In millions)
Proceeds........................ $    1,803  $    1,604  $    1,853  $        3 $        6  $        5
                                 ==========  ==========  ==========  ========== ==========  ==========
Gross investment gains.......... $       13  $       31  $       25  $       -- $       --  $        1
Gross investment losses.........        (15)        (31)        (24)         --         (2)         (2)
OTTI losses.....................         (1)         (3)         (2)         --         (3)         (3)
                                 ----------  ----------  ----------  ---------- ----------  ----------
  Net investment gains (losses). $       (3) $       (3) $       (1) $       -- $       (5) $       (4)
                                 ==========  ==========  ==========  ========== ==========  ==========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Credit Loss Rollforward

     The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                                                   Years Ended December 31,
                                                                                                  --------------------------
                                                                                                      2017          2016
                                                                                                  ------------  ------------
                                                                                                        (In millions)
Balance at January 1,............................................................................ $          4  $          4
Reductions:
  Sales (maturities, pay downs or prepayments) of securities previously impaired as credit loss
   OTTI..........................................................................................           (1)           --
                                                                                                  ------------  ------------
Balance at December 31,.......................................................................... $          3  $          4
                                                                                                  ============  ============

  Related Party Investment Transactions

   The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates were as follows:

                                                                          Years Ended December 31,
                                                                     -----------------------------------
                                                                        2017        2016        2015
                                                                     ----------- ----------- -----------
                                                                                (In millions)
Estimated fair value of invested assets transferred to affiliates...  $       --  $       97  $       --
Amortized cost of invested assets transferred to affiliates.........  $       --  $       85  $       --
Net investment gains (losses) recognized on transfers...............  $       --  $       12  $       --
Estimated fair value of invested assets transferred from affiliates.  $      341  $      102  $       --

   The unpaid principal balance of affiliated loans to MetLife, Inc. held by the Company totals $100 million, bear interest at the following fixed rates, payable semiannually, and are due as follows: $87 million at 5.64% due July 15, 2021 and $13 million at 5.86% due December 16, 2021. The carrying value of these affiliated loans totaled $103 million at both December 31, 2017 and 2016, and are included in other invested assets. Net investment income from these affiliated loans was $5 million for each of the years ended December 31, 2017, 2016 and 2015.

   In August 2015, an affiliated loan with a carrying value of $75 million was repaid in cash prior to maturity. This affiliated loan was secured by interests in real estate subsidiaries, which owned operating real estate with an estimated fair value in excess of the affiliated loan. Net investment income from this affiliated loan was $4 million for the year ended December 31, 2015. In addition, mortgage loan prepayment income earned from the repayment prior to maturity in August 2015 described above was $18 million for the year ended December 31, 2015.

   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $11 million, $13 million and $11 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   See "-- Mortgage Loans -- Mortgage Loans by Portfolio Segment" for discussion of mortgage loan participation agreements with affiliate.

6. Derivatives

Accounting for Derivatives

   See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

   The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   Derivatives are financial instruments with values derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash markets.

  Interest Rate Derivatives

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value and nonqualifying hedging relationships.

  Foreign Currency Exchange Rate Derivatives

     The Company uses foreign currency exchange rate derivatives, including foreign currency swaps and foreign currency forwards, to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and nonqualifying hedging relationships.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company utilizes foreign currency forwards in nonqualifying hedging relationships.

  Credit Derivatives

     The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional amount in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations and involuntary restructuring for corporate obligors, as well as repudiation, moratorium or governmental intervention for sovereign obligors. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in nonqualifying hedging relationships.

     The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. government and agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

  Equity Derivatives

     To a lesser extent, the Company uses equity index options in nonqualifying hedging relationships.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


Primary Risks Managed by Derivatives

   The following table presents the primary underlying risk exposure, gross notional amount and estimated fair value of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                         December 31,
                                                                  --------------------------------------------------------------
                                                                              2017                             2016
                                                                  -------------------------------- -----------------------------
                                                                              Estimated Fair Value           Estimated Fair Value
                                                                            ----------------------           -------------------
                                                                   Gross                            Gross
                                                                  Notional                         Notional
                                 Primary Underlying Risk Exposure  Amount   Assets   Liabilities    Amount   Assets   Liabilities
                                 -------------------------------- --------- ------   -----------   --------- -------  -----------
                                                                                        (In millions)
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Interest rate swaps.............      Interest rate.............. $       7 $   --     $   --      $      12 $    --    $    --
Foreign currency swaps..........      Foreign currency
                                       exchange rate.............         9     --         --             --      --         --
                                                                  ---------  ------    ------      --------- -------    -------
 Subtotal.......................................................         16     --         --             12      --         --
                                                                  ---------  ------    ------      --------- -------    -------
Cash flow hedges:
Foreign currency swaps..........      Foreign currency
                                       exchange rate.............       593     13         24            352      34          3
                                                                  ---------  ------    ------      --------- -------    -------
 Total qualifying hedges........................................        609     13         24            364      34          3
                                                                  ---------  ------    ------      --------- -------    -------
Derivatives Not Designated or Not Qualifying as Hedging Instruments:
Interest rate swaps.............      Interest rate..............       300     36          7            310      44          6
Foreign currency swaps..........      Foreign currency
                                       exchange rate.............       167     11          8            150      19         --
Foreign currency forwards.......      Foreign currency
                                       exchange rate.............       628     --         13            679       1          8
Credit default swaps --               Credit.....................
 purchased......................                                          5     --         --              5       1         --
Credit default swaps -- written.      Credit.....................       193      5         --            193       3         --
Equity index options............      Equity market..............        12     --         --             35      --         --
                                                                  ---------  ------    ------      --------- -------    -------
 Total non-designated or nonqualifying derivatives..............      1,305     52         28          1,372      68         14
                                                                  ---------  ------    ------      --------- -------    -------
 Total..........................................................  $   1,914 $   65     $   52      $   1,736 $   102    $    17
                                                                  =========  ======    ======      ========= =======    =======

   Based on gross notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2017 and 2016. The Company's use of derivatives includes (i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules;
(ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these nonqualified derivatives, changes in market factors can lead to the recognition of fair value changes on the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

   The components of net derivative gains (losses) were as follows:

                                                              Years Ended December 31,
                                                         -----------------------------------
                                                             2017        2016        2015
                                                         -----------  ----------  ----------
                                                                    (In millions)
Freestanding derivatives and hedging gains (losses) (1). $       (54) $      (11) $      139
Embedded derivatives gains (losses).....................         (55)        (19)         80
                                                         -----------  ----------  ----------
 Total net derivative gains (losses).................... $      (109) $      (30) $      219
                                                         ===========  ==========  ==========

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


(1) Includes foreign currency transaction gains (losses) on hedged items in cash flow and nonqualifying hedging relationships, which are not presented elsewhere in this note.

   The Company recognized net investment income from settlement payments related to qualifying hedges of $5 million, $4 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   The Company recognized net derivative gains (losses) from settlement payments related to nonqualifying hedges of $11 million, $12 million and $11 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Nonqualifying Derivatives and Derivatives for Purposes Other Than Hedging

   The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or not qualifying as hedging instruments:

                                                                       Net
                                                                    Derivative
                                                                  Gains (Losses)
                                                                  --------------
                                                                  (In millions)
Year Ended December 31, 2017
Interest rate derivatives........................................  $         (8)
Foreign currency exchange rate derivatives.......................           (60)
Credit derivatives -- written....................................             2
                                                                   ------------
  Total..........................................................  $        (66)
                                                                   ============
Year Ended December 31, 2016
Interest rate derivatives........................................  $         (9)
Foreign currency exchange rate derivatives.......................           (10)
Credit derivatives -- written....................................             1
                                                                   ------------
  Total..........................................................  $        (18)
                                                                   ============
Year Ended December 31, 2015
Interest rate derivatives........................................  $         (7)
Foreign currency exchange rate derivatives.......................           141
Credit derivatives -- written....................................            (2)
                                                                   ------------
  Total..........................................................  $        132
                                                                   ============

Fair Value Hedges

   The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets to floating rate assets; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated assets.

   The amounts recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges were less than $1 million for both the years ended December 31, 2017 and 2016. The amount recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges was ($1) million for the year ended December 31, 2015. Changes in the estimated fair value of the derivatives were less than ($1) million, less than $1 million and less than ($1) million for the years ended December 31, 2017, 2016 and 2015, respectively. Changes in the estimated fair value of the hedged items were less than $1 million for both the years ended December 31, 2017 and 2016. Change in the estimated fair value of the hedged items was ($1) million for the year ended December 31, 2015.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

   The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets, as cash flow hedges, when they have met the requirements of cash flow hedging.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified amounts from AOCI into net derivative gains (losses). For both the years ended December 31, 2017 and 2016, there were no amounts reclassified into net derivative gains (losses) related to discontinued cash flow hedges. For the year ended December 31, 2015, the amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges were not significant.

   There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for each of the years ended December 31, 2017, 2016 and 2015.

   At December 31, 2017 and 2016, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges was ($12) million and $28 million, respectively.

   For the years ended December 31, 2017, 2016 and 2015, there were ($42) million, $7 million and $18 million of gains (losses) deferred in AOCI related to foreign currency swaps, respectively. For the year ended December 31, 2017, the amount reclassified to net derivative gains (losses) related to foreign currency swaps was ($2) million. For the years ended December 31, 2016 and 2015, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were not significant. For the years ended December 31, 2017, 2016 and 2015, there were no amounts reclassified to net investment income related to foreign currency swaps and the amount of net derivative gains (losses) which represented the ineffective portion of all cash flow hedges were not significant.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

   At December 31, 2017, the Company expected to reclassify ($1) million of deferred net gains (losses) on derivatives in AOCI to earnings within the next 12 months.

Credit Derivatives

   In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the nonqualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $193 million at both December 31, 2017 and 2016. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current estimated fair value of the credit default swaps. At
December 31, 2017 and 2016, the Company would have received $5 million and $3 million, respectively, to terminate all of these contracts.

   The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                     December 31,
                                    -------------------------------------------------------------------------------
                                                     2017                                    2016
                                    --------------------------------------- ---------------------------------------
                                                  Maximum                                 Maximum
                                    Estimated    Amount of                  Estimated    Amount of
                                    Fair Value     Future       Weighted    Fair Value     Future       Weighted
Rating Agency Designation of        of Credit  Payments under    Average    of Credit  Payments under    Average
Referenced                           Default   Credit Default   Years to     Default   Credit Default   Years to
Credit Obligations (1)                Swaps        Swaps       Maturity (2)   Swaps        Swaps       Maturity (2)
----------------------------------  ---------- -------------- ------------- ---------- -------------- -------------
                                                                 (Dollars in millions)
Baa
Credit default swaps referencing
 indices...........................  $      5   $       193           5.0    $      3    $       193          5.0

-----------

(1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), Standard & Poor's Global Ratings ("S&P") and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


(2) The weighted average years to maturity of the credit default swaps is calculated based on weighted average gross notional amounts.

Credit Risk on Freestanding Derivatives

   The Company may be exposed to credit-related losses in the event of nonperformance by its counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

   The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set-off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

   The Company's OTC-cleared derivatives are effected through central clearing counterparties. Such positions are marked to market and margined on a daily basis (both initial margin and variation margin), and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

   See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

   The estimated fair values of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

                                                                               December 31,
                                                             ------------------------------------------------
                                                                       2017                        2016
                                                             -----------------------     -----------------------
Derivatives Subject to a Master Netting Arrangement or a
Similar Arrangement                                            Assets       Liabilities    Assets       Liabilities
------------------------------------------------------------ ----------    ------------  ----------    ------------
                                                                               (In millions)
Gross estimated fair value of derivatives:
OTC-bilateral (1)........................................... $       62     $       51   $      100     $       16
OTC-cleared (1), (5)........................................          5             --            4             --
                                                             ----------     ----------   ----------     ----------
 Total gross estimated fair value of derivatives (1)........         67             51          104             16
Amounts offset on the consolidated balance sheets...........         --             --           --             --
                                                             ----------     ----------   ----------     ----------
 Estimated fair value of derivatives presented on the
   consolidated balance sheets (1), (5).....................         67             51          104             16
Gross amounts not offset on the consolidated balance sheets:
Gross estimated fair value of derivatives: (2)
OTC-bilateral...............................................        (22)           (22)          (7)            (7)
OTC-cleared.................................................         --             --           --             --
Cash collateral: (3)
OTC-bilateral...............................................        (40)            --          (85)            --
OTC-cleared.................................................         (5)            --           (4)            --
Securities collateral: (4)
OTC-bilateral...............................................         --            (21)          (5)            (5)
OTC-cleared.................................................         --             --           --             --
                                                             ----------     ----------   ----------     ----------
 Net amount after application of master netting agreements
   and collateral........................................... $       --     $        8   $        3     $        4
                                                             ==========     ==========   ==========     ==========

-----------
(1) At both December 31, 2017 and 2016, derivative assets included income or (expense) accruals reported in accrued investment income or in other liabilities of $2 million. At both December 31, 2017 and 2016, derivative liabilities included (income) or expense accruals reported in accrued investment income or in other liabilities of ($1) million.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


(2) Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3) Cash collateral received is included in cash and cash equivalents, short-term investments or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions on the balance sheet. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on OTC-cleared derivatives and is included in premiums, reinsurance and other receivables on the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2017 and 2016, the Company received excess cash collateral of $2 million and $6 million, respectively, which is not included in the table above due to the foregoing limitation. At both December 31, 2017 and 2016, the Company did not provide any excess cash collateral.

(4) Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but at December 31, 2017, none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities on the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At
    December 31, 2017 and 2016, the Company received excess securities collateral with an estimated fair value of $5 million and $8 million, respectively, for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At December 31, 2017 and 2016, the Company provided excess securities collateral with an estimated fair value of $3 million and $0, respectively, for its OTC-bilateral derivatives. At both December 31, 2017 and 2016, the Company provided excess securities collateral with an estimated fair value of $5 million, for its OTC-cleared derivatives, which are not included in the table above due to the foregoing limitation.

(5) Effective January 3, 2017, the CME amended its rulebook, resulting in the characterization of variation margin transfers as settlement payments, as opposed to adjustments to collateral. See Note 1 for further information on the CME amendments.

   The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the estimated fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of General American and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both General American and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that were in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that General American would be required to provide if there was a one-notch downgrade in its financial strength rating at the reporting date or if its financial strength rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                                                                                         December 31,
                                                                                                  --------------------------
                                                                                                      2017          2016
                                                                                                  ------------- ------------
                                                                                                        (In millions)
Estimated Fair Value of Derivatives in a Net Liability Position (1).............................. $          29 $          9
Estimated Fair Value of Collateral Provided:
Fixed maturity securities........................................................................ $          24 $          5
Cash............................................................................................. $          -- $         --
Estimated Fair Value of Incremental Collateral Provided Upon:
One-notch downgrade in financial strength rating................................................. $          -- $         --
Downgrade in financial strength rating to a level that triggers full overnight collateralization
 or termination of the derivative position....................................................... $           5 $          4

-----------
(1) After taking into consideration the existence of netting agreements.

Embedded Derivatives

   The Company issues certain products that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts are funds withheld on ceded reinsurance.

   The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                                        December 31,
                                                                                 -------------------------
                                                         Balance Sheet Location      2017            2016
                                                       ------------------------  ------------    ------------
                                                                                       (In millions)
Embedded derivatives within liability host contracts:
Funds withheld on ceded reinsurance...................    Other liabilities      $         25    $        (30)

   The following table presents changes in estimated fair value related to embedded derivatives:

                                           Years Ended December 31,
                                    ---------------------------------------
                                        2017          2016         2015
                                    ------------- ------------- -----------
                                                 (In millions)
     Net derivative gains (losses). $        (55) $        (19) $        80

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


7. Fair Value

   When developing estimated fair values, the Company considers three broad valuation approaches: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation approach to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

   Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

   Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)

Recurring Fair Value Measurements

   The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below at:

                                                                          December 31, 2017
                                                          --------------------------------------------------
                                                                  Fair Value Hierarchy
                                                          ------------------------------------
                                                                                                  Total
                                                                                                Estimated
                                                            Level 1     Level 2      Level 3    Fair Value
                                                          ----------- ------------ ----------- -------------
                                                                            (In millions)
Assets
Fixed maturity securities:
U.S. corporate........................................... $        -- $      2,907 $       238 $       3,145
Foreign corporate........................................          --        1,335         318         1,653
Foreign government.......................................          --        1,248          43         1,291
U.S. government and agency...............................         728          283          --         1,011
RMBS.....................................................          --          580          89           669
CMBS.....................................................          --          287           5           292
ABS......................................................          --          161          14           175
State and political subdivision..........................          --          120          --           120
                                                          ----------- ------------ ----------- -------------
  Total fixed maturity securities........................         728        6,921         707         8,356
                                                          ----------- ------------ ----------- -------------
Equity securities........................................          16           35          --            51
Short-term investments...................................          53           13           5            71
Derivative assets: (1)
Interest rate............................................          --           36          --            36
Foreign currency exchange rate...........................          --           24          --            24
Credit...................................................          --            5          --             5
                                                          ----------- ------------ ----------- -------------
  Total derivative assets................................          --           65          --            65
                                                          ----------- ------------ ----------- -------------
Separate account assets (2)..............................          94        1,734          --         1,828
                                                          ----------- ------------ ----------- -------------
  Total assets........................................... $       891 $      8,768 $       712 $      10,371
                                                          =========== ============ =========== =============
Liabilities
Derivative liabilities: (1)
Interest rate............................................ $        -- $          7 $        -- $           7
Foreign currency exchange rate...........................          --           45          --            45
                                                          ----------- ------------ ----------- -------------
  Total derivative liabilities...........................          --           52          --            52
                                                          ----------- ------------ ----------- -------------
Embedded derivatives within liability host contracts (3).          --           --          25            25
                                                          ----------- ------------ ----------- -------------
  Total liabilities...................................... $        -- $         52 $        25 $          77
                                                          =========== ============ =========== =============

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


                                                                            December 31, 2016
                                                          ----------------------------------------------------
                                                                   Fair Value Hierarchy
                                                          --------------------------------------
                                                                                                             Total
                                                                                                           Estimated
                                                            Level 1         Level 2          Level 3       Fair Value
                                                          ------------    ------------    ------------    ------------
                                                                              (In millions)
Assets
Fixed maturity securities:
U.S. corporate........................................... $         --    $      2,940    $        182    $      3,122
Foreign corporate........................................           --           1,162             203           1,365
Foreign government.......................................           --           1,171              38           1,209
U.S. government and agency...............................          523             259              --             782
RMBS.....................................................           --             600              94             694
CMBS.....................................................           --             319               5             324
ABS......................................................           --             168              12             180
State and political subdivision..........................           --             132              --             132
                                                          ------------    ------------    ------------    ------------
  Total fixed maturity securities........................          523           6,751             534           7,808
                                                          ------------    ------------    ------------    ------------
Equity securities........................................           18              35              --              53
Short-term investments...................................           61             108              --             169
Derivative assets: (1)
Interest rate............................................           --              44              --              44
Foreign currency exchange rate...........................           --              54              --              54
Credit...................................................           --               4              --               4
                                                          ------------    ------------    ------------    ------------
  Total derivative assets................................           --             102              --             102
                                                          ------------    ------------    ------------    ------------
Separate account assets (2)..............................           23             801              --             824
                                                          ------------    ------------    ------------    ------------
  Total assets........................................... $        625    $      7,797    $        534    $      8,956
                                                          ============    ============    ============    ============
Liabilities
Derivative liabilities: (1)
Interest rate............................................ $         --    $          6    $         --    $          6
Foreign currency exchange rate...........................           --              11              --              11
                                                          ------------    ------------    ------------    ------------
  Total derivative liabilities...........................           --              17              --              17
                                                          ------------    ------------    ------------    ------------
Embedded derivatives within liability host contracts (3).           --              --             (30)            (30)
                                                          ------------    ------------    ------------    ------------
  Total liabilities...................................... $         --    $         17    $        (30)   $        (13)
                                                          ============    ============    ============    ============

-----------
(1) Derivative assets are presented within other invested assets on the consolidated balance sheets and derivative liabilities are presented within other liabilities on the consolidated balance sheets.

(2) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

(3) Embedded derivatives within liability host contracts are presented within other liabilities on the consolidated balance sheets.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


   The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

  Investments

   Valuation Controls and Procedures

      On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third-party pricing providers and the controls and procedures to evaluate third-party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

      The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities at December 31, 2017.

      The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

   Securities and Short-term Investments

      When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


      When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


      The valuation of most instruments listed below is determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

                                 Level 2                                            Level 3
Instrument                  Observable Inputs                                 Unobservable Inputs
-----------------------------------------------------------------------------------------------------------------
Fixed maturity securities
-----------------------------------------------------------------------------------------------------------------
 U.S. corporate and Foreign corporate securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market
            income approaches.                                 approach.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . illiquidity premium
            . benchmark yields; spreads off benchmark yields;  . delta spread adjustments to reflect specific
              new issuances; issuer rating                       credit-related issues
            . trades of identical or comparable securities;
              duration                                         . credit spreads
            . Privately-placed securities are valued using     . quoted prices in markets that are not active
              the additional key inputs:                         for identical or similar securities that are
             . market yield curve; call provisions               less liquid and based on lower levels of
             . observable prices and spreads for similar         trading activity than securities classified in
               public or private securities that incorporate     Level 2
               the credit quality and industry sector of the   . independent non-binding broker quotations
               issuer
             . delta spread adjustments to reflect specific
               credit-related issues
-----------------------------------------------------------------------------------------------------------------
 Foreign government, U.S. government and agency and State and political subdivision securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market       Valuation Approaches: Principally the market
            approach.                                          approach.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . independent non-binding broker quotations
            . benchmark U.S. Treasury yield or other yields    . quoted prices in markets that are not active
                                                                 for identical or similar securities that are
            . the spread off the U.S. Treasury yield curve       less liquid and based on lower levels of
              for the identical security                         trading activity than securities classified in
            . issuer ratings and issuer spreads;                 Level 2
              broker-dealer quotes                             . credit spreads
            . comparable securities that are actively traded
-----------------------------------------------------------------------------------------------------------------
 Structured Securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market and
            income approaches.                                 income approaches.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . credit spreads
            . spreads for actively traded securities; spreads  . quoted prices in markets that are not active
              off benchmark yields                               for identical or similar securities that are
            . expected prepayment speeds and volumes             less liquid and based on lower levels of
            . current and forecasted loss severity; ratings;     trading activity than securities classified in
              geographic region                                  Level 2
            . weighted average coupon and weighted average     . independent non-binding broker quotations
              maturity
            . average delinquency rates; debt-service
              coverage ratios
            . issuance-specific information, including, but
              not limited to:
             . collateral type; structure of the security;
               vintage of the loans
             . payment terms of the underlying assets
             . payment priority within the tranche; deal
               performance
-----------------------------------------------------------------------------------------------------------------
Equity securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market
            approach.                                          . N/A
            Key Input:
            . quoted prices in markets that are not
              considered active
-----------------------------------------------------------------------------------------------------------------
Short-term investments
-----------------------------------------------------------------------------------------------------------------
            . Short-term investments are of a similar nature   . Short-term investments are of a similar nature
              and class to the fixed maturity and equity         and class to the fixed maturity securities
              securities described above; accordingly, the       described above; accordingly, the valuation
              valuation techniques and observable inputs used    techniques and unobservable inputs used in
              in their valuation are also similar to those       their valuation are also similar to those
              described above.                                   described above.
-----------------------------------------------------------------------------------------------------------------
Separate account assets (1)
-----------------------------------------------------------------------------------------------------------------
 Mutual funds and hedge funds without readily determinable fair values as prices are not published publicly
-----------------------------------------------------------------------------------------------------------------
            Key Input:                                         .  N/A
            . quoted prices or reported net asset value
              provided by the fund managers

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)

    (1)Estimated fair value equals carrying value, based on the value of the underlying assets, including: mutual fund interests, fixed maturity securities, equity securities, derivatives, hedge funds, short-term investments and cash and cash equivalents.

  Derivatives

     The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

     The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

     Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

   Freestanding Derivatives Valuation Approaches and Key Inputs:

      Level 2 includes all types of derivatives utilized by the Company.

      Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques. Key inputs are as follows:

                                                                                    Foreign Currency
             Instrument                            Interest Rate                      Exchange Rate                Credit
---------------------------------------------------------------------------------------------------------------------------------
Inputs common to Level 2 by            . swap yield curves                    . swap yield curves            . swap yield curves
 instrument type                       . basis curves                         . basis curves                 . credit curves
                                                                              . currency spot rates          . recovery rates
                                                                              . cross currency basis curves

  Embedded Derivatives

     Embedded derivatives are included within funds withheld on ceded reinsurance. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


     The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as described in "-- Investments -- Securities and Short-term Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities on the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

   Embedded Derivatives Within Liability Host Contracts

     Level 3 Valuation Approaches and Key Inputs:

       Embedded derivatives within funds withheld on ceded reinsurance

          These embedded derivatives are principally valued using the income approach. The valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curves and the fair value of assets within the reference portfolio. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include the fair value of certain assets within the reference portfolio which are not observable in the market and cannot be derived principally from, or corroborated by, observable market data.

  Transfers between Levels

     Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

   Transfers between Levels 1 and 2:

      There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at both December 31, 2017 and 2016.

   Transfers into or out of Level 3:

      Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

     The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

                                                            December 31, 2017                     December 31, 2016
                                                        --------------------------            -------------------------

                                     Significant                               Weighted                              Weighted
            Valuation Techniques  Unobservable Inputs       Range             Average (1)         Range             Average (1)
            -------------------- ---------------------- -------------         ------------    -------------         -----------

 Fixed
 maturity
 securities
 (3)

 U.S.
 corporate
 and
 foreign
 corporate. . Matrix pricing      . Offered quotes (4)   93      -    124         108          94      -    126         106
            . Market pricing      . Quoted prices (4)    65      -    374         184           6      -    305         195
            ------------------------------------------------------------------------------------------------------------------
            . Consensus pricing   . Offered quotes (4)                                         117     -    117         117
 Foreign
 government
            . Market pricing      . Quoted prices (4)    106     -    131         131
            ------------------------------------------------------------------------------------------------------------------
RMBS....... . Market pricing      . Quoted prices (4)    70      -    101          95          61      -    137         91
            ------------------------------------------------------------------------------------------------------------------
ABS........ . Market pricing      . Quoted prices (4)    90      -    103          98          99      -    100         99
            ------------------------------------------------------------------------------------------------------------------

               Impact of
            Increase in Input
              on Estimated
             Fair Value (2)
            -----------------

 Fixed
 maturity
 securities
 (3)

 U.S.
 corporate
 and
 foreign
 corporate.    Increase
               Increase

               Increase
 Foreign
 government
               Increase

RMBS.......    Increase (5)

ABS........    Increase (5)

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)

(1) The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2) The impact of a decrease in input would have the opposite impact on estimated fair value.

(3) Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4) Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(5) Changes in the assumptions used for the probability of default are accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

     The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including embedded derivatives within funds withheld on ceded reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


     The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                            Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         ----------------------------------------------------------------------------
                                                     Fixed Maturity Securities
                                         ------------------------------------------------
                                                                                   State and
                                                         Foreign      Structured   Political    Short-term     Net Embedded
                                         Corporate (1)  Government    Securities  Subdivision   Investments   Derivatives (2)
                                         -------------  ----------    ----------  -----------   -----------   ---------------
                                                                         (In millions)
Balance, January 1, 2016................  $       285   $      147    $      100  $        2    $        2      $       50
Total realized/unrealized gains
 (losses) included in net income
 (loss) (3) (4).........................            2           --             3          --            --             (20)
Total realized/unrealized gains
 (losses) included in AOCI..............            7           --             1          --            --              --
Purchases (5)...........................          106           --            29          --            --              --
Sales (5)...............................          (10)          --           (14)         --            --              --
Issuances (5)...........................           --           --            --          --            --              --
Settlements (5).........................           --           --            --          --            --              --
Transfers into Level 3 (6)..............           25           --            --          --            --              --
Transfers out of Level 3 (6)............          (30)        (109)           (8)         (2)           (2)             --
                                          -----------   ----------    ----------  ----------    ----------      ----------
Balance, December 31, 2016..............          385           38           111          --            --              30
Total realized/unrealized gains
 (losses) included in net income
 (loss) (3) (4).........................            2           (1)            2          --            --             (55)
Total realized/unrealized gains
 (losses) included in AOCI..............           89            5             4          --            --              --
Purchases (5)...........................          211            1            23          --             5              --
Sales (5)...............................          (76)          --           (29)         --            --              --
Issuances (5)...........................           --           --            --          --            --              --
Settlements (5).........................           --           --            --          --            --              --
Transfers into Level 3 (6)..............            2           --             3          --            --              --
Transfers out of Level 3 (6)............          (57)          --            (6)         --            --              --
                                          -----------   ----------    ----------  ----------    ----------      ----------
Balance, December 31, 2017..............  $       556   $       43    $      108  $       --    $        5      $      (25)
                                          ===========   ==========    ==========  ==========    ==========      ==========
Changes in unrealized gains (losses)
 included in net income (loss) for the
 instruments still held at December 31,
 2015 (7)...............................  $         1   $        1    $        3  $       --    $       --      $       80
                                          ===========   ==========    ==========  ==========    ==========      ==========
Changes in unrealized gains (losses)
 included in net income (loss) for the
 instruments still held at December 31,
 2016: (7)..............................  $         2   $       --    $        2  $       --    $       --      $      (19)
                                          ===========   ==========    ==========  ==========    ==========      ==========
Changes in unrealized gains (losses)
 included in net income (loss) for the
 instruments still held at December 31,
 2017: (7)..............................  $         2   $       --    $        2  $       --    $       --      $      (55)
                                          ===========   ==========    ==========  ==========    ==========      ==========
Gains (Losses) Data for the year ended
 December 31, 2015:
Total realized/unrealized gains
 (losses) included in net income
 (loss) (3) (4).........................  $         3   $        1    $        3  $       --    $       --      $       80
Total realized/unrealized gains
 (losses) included in AOCI..............  $       (10)  $        9    $       (2) $       --    $       --      $       --

-----------
(1) Comprised of U.S. and foreign corporate securities.

(2) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(3) Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses). Substantially all realized/unrealized gains (losses) included in net income
    (loss) for net embedded derivatives are reported in net derivative gains (losses).

(4) Interest accruals, as well as cash interest coupons received, are excluded from the rollforward.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


(5) Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(6) Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(7) Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods. Substantially all changes in unrealized gains (losses) included in net income (loss) for net embedded derivatives are reported in net derivative gains (losses).

Fair Value of Financial Instruments Carried at Other Than Fair Value

   The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under securities loaned and other transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the tables below are not considered financial instruments subject to this disclosure.

   The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                               December 31, 2017
                                             ------------------------------------------------------
                                                                 Fair Value Hierarchy
                                                           --------------------------------      Total
                                              Carrying                                         Estimated
                                               Value        Level 1       Level 2    Level 3   Fair Value
                                             ----------    ----------    ---------- ---------- ----------
                                                                 (In millions)
Assets
Mortgage loans.............................. $      980    $       --    $       -- $    1,033 $    1,033
Policy loans................................ $    1,664    $       --    $       44 $    2,133 $    2,177
Other invested assets....................... $      103    $       --    $      110 $       -- $      110
Premiums, reinsurance and other receivables. $      331    $       --    $        4 $      337 $      341
Liabilities
Policyholder account balances............... $    1,713    $       --    $       -- $    1,883 $    1,883
Long-term debt.............................. $      104    $       --    $      130 $       -- $      130
Other liabilities........................... $       26    $       --    $       26 $       -- $       26
Separate account liabilities................ $       61    $       --    $       61 $       -- $       61

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


                                                               December 31, 2016
                                             ------------------------------------------------------
                                                                 Fair Value Hierarchy
                                                           --------------------------------
                                                                                                    Total
                                              Carrying                                            Estimated
                                               Value        Level 1       Level 2       Level 3   Fair Value
                                             ----------    ----------    ----------    ---------- ----------
                                                                 (In millions)
Assets
Mortgage loans.............................. $      857    $       --    $       --    $      870 $      870
Policy loans................................ $    1,680    $       --    $       45    $    2,090 $    2,135
Other invested assets....................... $      103    $       --    $      110    $       -- $      110
Premiums, reinsurance and other receivables. $      353    $       --    $       28    $      329 $      357
Liabilities
Policyholder account balances............... $    1,718    $       --    $       --    $    1,891 $    1,891
Long-term debt.............................. $      104    $       --    $      126    $       -- $      126
Other liabilities........................... $        4    $       --    $        4    $       -- $        4
Separate account liabilities................ $       56    $       --    $       56    $       -- $       56

   The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

  Mortgage Loans

     The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

  Policy Loans

     Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk, as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

  Other Invested Assets

     These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

  Premiums, Reinsurance and Other Receivables

     Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements and amounts receivable for securities sold but not yet settled.

     Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

     The amounts due for securities sold, classified within Level 2, are generally received over short periods such that the estimated fair value approximates carrying value.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


  Policyholder Account Balances

     These policyholder account balances include investment contracts which primarily include certain funding agreements, fixed deferred annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

  Long-term Debt

     The estimated fair value of long-term debt is principally determined using market standard valuation methodologies. Valuations of instruments are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

  Other Liabilities

     Other liabilities consist primarily of interest payable and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

  Separate Account Liabilities

     Separate account liabilities represent those balances due to policyholders under contracts that are classified as investment contracts.

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding.

     Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

8. Long-term Debt

   The Company's long-term debt outstanding is comprised of a surplus note due in January 2024, which bears interest at a fixed rate of 7.63%. The outstanding balance of the surplus note was $104 million at both December 31, 2017 and 2016.

   Payments of interest and principal on the Company's surplus note are subordinate to all other obligations and may be made only with the prior approval of the insurance department of the state of domicile.

   Interest expense related to the surplus note, included in other expenses, was $9 million for each of the years ended December 31, 2017, 2016 and 2015.

Letters of Credit

   The Company had access to credit facilities from various banks indirectly through letters of credit available to MetLife, Inc. for the benefit of the Company and certain other affiliates of MetLife, Inc. These facilities were used for collateral for certain of the Company's affiliated reinsurance liabilities. Total fees associated with letters of credit were $3 million, $2 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively, and were included in other expenses. At December 31, 2017, the Company had $25 million in letters of credit outstanding.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



9. Equity

Statutory Equity and Income

   The state of domicile of General American imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"), based on the statutory-based filed financial statements. Companies below specific trigger levels or ratios are classified by their respective levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("CAL RBC"). The CAL RBC ratio for General American was in excess of 500% for all periods presented.

   General American prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the Missouri Department of Insurance. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the state insurance department may impact the effect of Statutory Codification on the statutory capital and surplus of General American.

   Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

   In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by General American are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

   The tables below present amounts from General American, which are derived from the statutory-basis financial statements as filed with the Missouri Department of Insurance.

   Statutory net income (loss) was as follows:

                                                          Years Ended December 31,
                                                     -----------------------------------
 Company                           State of Domicile    2017       2016         2015
--------------------------------- ------------------ ---------- --------    ------------
                                                                (In millions)
 General American Life Insurance
  Company........................      Missouri      $       90 $       (2)  $       204

   Statutory capital and surplus was as follows at:

                                                       December 31,
                                                  ----------------------
         Company                                    2017        2016
        ----------------------------------------- --------- ------------
                                                      (In millions)
         General American Life Insurance Company. $     988  $       923

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

9. Equity (continued)


Dividend Restrictions

   The table below sets forth the dividends permitted to be paid by General American to MetLife, Inc. without insurance regulatory approval and dividends paid:

                                                2018            2017         2016
                                          ----------------- ------------ -------------
                                          Permitted Without
 Company                                    Approval (1)        Paid         Paid
----------------------------------------- ----------------- ------------ -------------
                                                         (In millions)
 General American Life Insurance Company.  $            118 $          1 $          --

-----------

(1) Reflects dividend amounts that may be paid during 2018 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over a rolling 12-month period, if paid before a specified date during 2017, some or all of such dividends may require regulatory approval.

   Under Missouri State Insurance Law, General American is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the amount of such dividend when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding net realized capital gains). General American will be permitted to pay a dividend to MetLife, Inc. in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Missouri Director of Insurance (the "Missouri Director") and the Missouri Director either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined by the Company as "unassigned funds (surplus)") as of the last filed annual statutory statement requires insurance regulatory approval. Under Missouri State Insurance Law, the Missouri Director has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

9. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

   Information regarding changes in the balances of each component of AOCI was as follows:

                                              Unrealized                             Foreign      Defined
                                           Investment Gains     Unrealized Gains    Currency      Benefit
                                           (Losses), Net of       (Losses) on      Translation     Plans
                                          Related Offsets (1)     Derivatives      Adjustments   Adjustment       Total
                                         --------------------  -----------------  ------------  ------------  ------------
                                                                           (In millions)
Balance at December 31, 2014............        $         496       $          1  $        (11) $         (9) $        477
OCI before reclassifications............                 (471)                18            (3)           --          (456)
Deferred income tax benefit (expense)...                  164                 (7)            3            --           160
                                         --------------------  -----------------  ------------  ------------  ------------
  AOCI before reclassifications, net of
   income tax...........................                  189                 12           (11)           (9)          181
Amounts reclassified from AOCI..........                   (2)                --            --             1            (1)
Deferred income tax benefit (expense)...                    1                 --            --            --             1
                                         --------------------  -----------------  ------------  ------------  ------------
  Amounts reclassified from AOCI, net
   of income tax........................                   (1)                --            --             1            --
                                         --------------------  -----------------  ------------  ------------  ------------
Balance at December 31, 2015............                  188                 12           (11)           (8)          181
OCI before reclassifications............                   79                  7            (2)           (1)           83
Deferred income tax benefit (expense)...                  (28)                (2)           --            --           (30)
                                         --------------------  -----------------  ------------  ------------  ------------
  AOCI before reclassifications, net of
   income tax...........................                  239                 17           (13)           (9)          234
Amounts reclassified from AOCI..........                    8                 --            --             1             9
Deferred income tax benefit (expense)...                   (2)                --            --            --            (2)
                                         --------------------  -----------------  ------------  ------------  ------------
  Amounts reclassified from AOCI, net
   of income tax........................                    6                 --            --             1             7
                                         --------------------  -----------------  ------------  ------------  ------------
Balance at December 31, 2016............                  245                 17           (13)           (8)          241
OCI before reclassifications............                  245                (42)            2            (1)          204
Deferred income tax benefit (expense)...                  (81)                15            (1)            1           (66)
                                         --------------------  -----------------  ------------  ------------  ------------
  AOCI before reclassifications, net of
   income tax...........................                  409                (10)          (12)           (8)          379
Amounts reclassified from AOCI..........                    6                  2            --             1             9
Deferred income tax benefit (expense)...                   (2)                (1)           --            (1)           (4)
                                         --------------------  -----------------  ------------  ------------  ------------
  Amounts reclassified from AOCI, net
   of income tax........................                    4                  1            --            --             5
                                         --------------------  -----------------  ------------  ------------  ------------
Balance at December 31, 2017............        $         413       $         (9) $        (12) $         (8) $        384
                                         ====================  =================  ============  ============  ============

-------------
(1) See Note 5 for information on offsets to investments related to future policy benefits and DAC and VOBA.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

9. Equity (continued)


   Information regarding amounts reclassified out of each component of AOCI was as follows:

                                                                                               Consolidated Statements of
 AOCI Components                                        Amounts Reclassified from AOCI             Operations Locations
--------------------------------------------------  -------------------------------------     ------------------------------
                                                           Years Ended December 31,
                                                    -------------------------------------
                                                        2017          2016          2015
                                                    -----------   -----------   -----------
                                                                (In millions)
Net unrealized investment gains (losses):
Net unrealized investment gains (losses)........... $        (7)  $        (7)  $         3   Net investment gains (losses)
Net unrealized investment gains (losses)...........           1            --            --   Net investment income
Net unrealized investment gains (losses)...........          --            (1)           (1)  Net derivative gains (losses)
                                                    -----------   -----------   -----------
 Net unrealized investment gains (losses), before
  income tax.......................................          (6)           (8)            2
Income tax (expense) benefit.......................           2             2            (1)
                                                    -----------   -----------   -----------
 Net unrealized investment gains (losses), net of
  income tax.......................................          (4)           (6)            1
                                                    -----------   -----------   -----------
Unrealized gains (losses) on derivatives - cash
 flow hedges:
Foreign currency swaps.............................          (2)           --            --   Net derivative gains (losses)
                                                    -----------   -----------   -----------
 Gains (losses) on cash flow hedges, before
  income tax.......................................          (2)           --            --
 Income tax (expense) benefit......................           1            --            --
                                                    -----------   -----------   -----------
 Gains (losses) on cash flow hedges, net of
  income tax.......................................          (1)           --            --
                                                    -----------   -----------   -----------
Defined benefit plans adjustment: (1)
Amortization of net actuarial gains (losses).......          (1)           (1)           (1)
Amortization of prior service (costs) credit.......          --            --            --
                                                    -----------   -----------   -----------
 Amortization of defined benefit plan items,
  before income tax................................          (1)           (1)           (1)
Income tax (expense) benefit.......................           1            --            --
                                                    -----------   -----------   -----------
  Amortization of defined benefit plan items, net
   of income tax...................................          --            (1)           (1)
                                                    -----------   -----------   -----------
  Total reclassifications, net of income tax....... $        (5)  $        (7)  $        --
                                                    ===========   ===========   ===========

-----------
(1) These AOCI components are included in the computation of net periodic benefit costs.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



10. Other Expenses

   Information on other expenses was as follows:

                                                               Years Ended December 31,
                                                          ----------------------------------
                                                             2017        2016        2015
                                                          ----------  ----------  ----------
                                                                     (In millions)
General and administrative expenses...................... $       19  $       10  $       27
Pension, postretirement and postemployment benefit costs.          3           3           3
Premium taxes, other taxes, and licenses & fees..........         15           4           6
Commissions and other variable expenses..................         87         164         175
Capitalization of DAC....................................        (81)       (128)       (143)
Amortization of DAC and VOBA.............................          1          81          76
Interest expense on debt.................................          9           9           9
                                                          ----------  ----------  ----------
 Total other expenses.................................... $       53  $      143  $      153
                                                          ==========  ==========  ==========

   Certain prior year amounts have been reclassified to conform to the current year presentation, which has been revised to align the expense categories with the Company's businesses. The reclassifications did not result in a change to total other expenses.

Capitalization of DAC and Amortization of DAC and VOBA

   See Note 3 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Interest Expense on Debt

   See Note 8 for additional information on interest expense on debt.

Affiliated Expenses

   Commissions and other variable expenses, capitalization of DAC and amortization of DAC and VOBA include the impact of affiliated reinsurance transactions. See Notes 4 and 13 for a discussion of affiliated expenses included in the table above.

11. Income Tax

   On December 22, 2017, President Trump signed into law U.S. Tax Reform. U.S. Tax Reform includes numerous changes in tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%, which took effect for taxable years beginning on or after January 1, 2018, and a territorial international tax system which generally eliminates U.S. federal income tax on dividends received from foreign subsidiaries.

   The incremental financial statement impact related to U.S. Tax Reform was as follows:

                                                                                      U.S. Tax Reform
                                                                                    ------------------
                                                                                       (In millions)
Income (loss) before provision for income tax...................................... $               --
Provision for income tax expense (benefit):
Deferred tax revaluation...........................................................               (103)
                                                                                    ------------------
 Total provision for income tax expense (benefit)..................................               (103)
                                                                                    ------------------
Income (loss), net of income tax...................................................                103
Income tax (expense) benefit related to items of other comprehensive income (loss).                  5
                                                                                    ------------------
Increase to net equity from U.S. Tax Reform........................................ $              108
                                                                                    ==================

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Income Tax (continued)


   In accordance with SAB 118 issued by the U.S. Securities and Exchange Commission ("SEC") in December 2017, the Company has recorded provisional amounts for certain items for which the income tax accounting is not complete. For these items, the Company has recorded a reasonable estimate of the tax effects of U.S. Tax Reform. The estimates will be reported as provisional amounts during a measurement period, which will not exceed one year from the date of enactment of U.S. Tax Reform. The Company may reflect adjustments to its provisional amounts upon obtaining, preparing, or analyzing additional information about facts and circumstances that existed as of the enactment date that, if known, would have affected the income tax effects initially reported as provisional amounts.

   The following item is considered a provisional estimate due to complexities and ambiguities in U.S. Tax Reform which resulted in incomplete accounting for the tax effects of these provisions. Further guidance, either legislative or interpretive, and analysis will be required to complete the accounting for this item:

   . Alternative Minimum Tax Credits - U.S. Tax Reform eliminates the corporate alternative minimum tax and allows for minimum tax credit carryforwards to be used to offset future regular tax or to be refunded over the next few years. However, pursuant to the requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended, refund payments issued for corporations claiming refundable prior year alternative minimum tax credits are subject to a sequestration rate of 6.6%. The application of this fee to refunds in future years is subject to further guidance. Additionally, the sequestration reduction rate in effect at the time is subject to uncertainty. The Company has recorded a less than $1 million tax charge included within the deferred tax revaluation.

   The provision for income tax was as follows:

                                                  Years Ended December 31,
                                            ------------------------------------
                                               2017        2016         2015
                                            ----------  ----------  ------------
                                                       (In millions)
Current:
Federal.................................... $      (21) $       18  $          7
Foreign....................................         --          --            20
                                            ----------  ----------  ------------
Subtotal...................................        (21)         18            27
                                            ----------  ----------  ------------
Deferred:
Federal....................................        (50)        (38)           76
                                            ----------  ----------  ------------
Provision for income tax expense (benefit). $      (71) $      (20) $        103
                                            ==========  ==========  ============

   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                    Years Ended December 31,
                                             --------------------------------------
                                                 2017          2016         2015
                                             ------------  -----------  -----------
                                                          (In millions)
Tax provision at U.S. statutory rate........ $         44  $        (6) $       104
Tax effect of:..............................
Tax-exempt income...........................           (3)          (5)          --
Prior year tax..............................           (7)          (8)          --
U.S. Tax Reform impact......................         (103)          --           --
Dividend received deduction.................           (1)          (1)          (1)
Other, net..................................           (1)          --           --
                                             ------------  -----------  -----------
 Provision for income tax expense (benefit). $       (71)  $      (20)  $       103
                                             ============  ===========  ===========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Income Tax (continued)


   Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                       December 31,
                                                  ----------------------
                                                     2017        2016
                                                  ----------  ----------
                                                       (In millions)
       Deferred income tax assets:
       Tax credit carryforwards.................. $       26  $       55
       Policyholder liabilities and receivables..          8          45
       Employee benefits.........................          7          12
       Investments, including derivatives........         36          71
       Other.....................................          9          --
                                                  ----------  ----------
       Total deferred income tax assets..........         86         183
                                                  ----------  ----------
       Deferred income tax liabilities:
       Net unrealized investment gains...........        129         141
       DAC.......................................         85         131
       Intangibles...............................          9          17
       Other.....................................         --          11
                                                  ----------  ----------
       Total deferred income tax liabilities.....        223         300
                                                  ----------  ----------
       Net deferred income tax asset (liability). $     (137) $     (117)
                                                  ==========  ==========

   Tax credit carryforwards of $28 million at December 31, 2017 will expire beginning in 2022.

   The Company participates in a tax sharing agreement with MetLife, Inc., as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates included $26 million and $1 million for the years ended December 31, 2017 and 2016, respectively.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state, or local income tax examinations in major taxing jurisdictions for years prior to 2007, except for 2006 where the IRS disallowance relates to policyholder liability deductions and the Company is engaged with IRS Appeals. Management believes it has established adequate tax liabilities and final resolution for the year 2006 is not expected to have a material impact on the Company's consolidated financial statements.

   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. For example, federal tax legislation could impact unrecognized tax benefits. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

   The Company had no unrecognized tax benefits for the year ended December 31, 2017. Unrecognized tax benefits were $7 million for both of the years ended December 31, 2016 and 2015. Unrecognized tax benefits, that if recognized, would impact the effective tax rate were $7 million for both of the years ended December 31, 2016 and 2015.

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Income Tax (continued)


   Interest recognized on the consolidated statements of operations was ($2) million for the year ended December 31, 2017. The Company had no interest recognized on the consolidated statements of operations for both of the years ended December 31, 2016 and 2015. There was no interest included in other liabilities on the consolidated balance sheet at December 31, 2017. The Company had $2 million of interest included in other liabilities on the consolidated balance sheet at December 31, 2016.

   The Company had no penalties for the years ended December 31, 2017, 2016 and 2015.

   Prior to U.S. Tax Reform, the dividends received deduction ("DRD") related to variable life insurance and annuity contracts was generally based on a company specific percentage referred to as the company's share. The calculation of this amount was subject to significant dispute between taxpayers and the IRS. U.S. Tax Reform eliminated this dispute by fixing the calculation to a specific percentage subsequent to 2017.

   The Company recognized an income tax benefit of $1 million related to the separate account DRD for each of the years ended December 31, 2017, 2016 and 2015.

12. Contingencies, Commitments and Guarantees

Contingencies

  Litigation

   Sales Practices Claims

      The Company and certain of its affiliates have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Regulatory authorities in a small number of states and the Financial Industry Regulatory Authority, and occasionally the SEC, have also conducted investigations or inquiries relating to sales of individual life insurance policies or annuities or other products issued by the Company. These investigations often focus on the conduct of particular financial services representatives and the sale of unregistered or unsuitable products or the misuse of client assets. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief, including restitution payments. The Company may continue to resolve investigations in a similar manner.

   Summary

      Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, investor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

      It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular annual periods.

  Insolvency Assessments

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

12. Contingencies, Commitments and Guarantees (continued)

  premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

   Assets and liabilities held for insolvency assessments were as follows:

                                                                           December 31,
                                                                       ---------------------
                                                                          2017       2016
                                                                       ---------- ----------
                                                                           (In millions)
Other Assets:
Premium tax offset for future discounted and undiscounted assessments. $        3 $        4
Premium tax offset currently available for paid assessments...........          1         --
                                                                       ---------- ----------
Total................................................................. $        4 $        4
                                                                       ========== ==========
Other Liabilities:
Insolvency assessments................................................ $        4 $        5
                                                                       ========== ==========

Commitments

  Mortgage Loan Commitments

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $4 million and $19 million at December 31, 2017 and 2016, respectively.

  Commitments to Fund Partnership Investments, Bank Credit Facilities and Private Corporate Bond Investments

     The Company commits to fund partnership investments and to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $112 million and $160 million at December 31, 2017 and 2016, respectively.

Guarantees

   In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation of less than $1 million, with a cumulative maximum of less than $1 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

   In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

   The Company had no liability for indemnities, guarantees and commitments at both December 31, 2017 and 2016.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



13. Related Party Transactions

Service Agreements

   The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include personnel, policy administrative functions and distribution services. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $36 million, $29 million and $31 million for the years ended December 31, 2017, 2016 and 2015, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $1 million, $1 million and $2 million for the years ended
December 31, 2017, 2016 and 2015, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $0, $1 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   The Company had net receivables from affiliates, related to the items discussed above, of $4 million and $5 million at December 31, 2017 and 2016, respectively.

   See Notes 4 and 5 for additional information on related party transactions.

14. Subsequent Event

   The Company has evaluated events subsequent to December 31, 2017, through April 12, 2018, which is the date these consolidated financial statements were available to be issued.

Merger

   In February 2018, the Company's Board of Directors approved the merger of General American and Metropolitan Tower Life Insurance Company ("MTL"), a wholly-owned subsidiary of MetLife, Inc. MTL will be the surviving entity and expects to redomicile from Delaware to Nebraska. The Company expects the completion of the merger in the first half of 2018, subject to certain regulatory approvals.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Unaudited Pro Forma Financial Statement Narrative
                As of and for the Year Ended December 31, 2017

On April 27, 2018, Metropolitan Tower Life Insurance Company ("MTL") merged with General American Life Insurance Company ("General American"), both of which are wholly-owned subsidiaries of MetLife, Inc. The surviving entity of the merger is MTL. The merger represents a transaction among entities under common control, which will be accounted for in a manner similar to the pooling-of-interests method and presented as if the transaction occurred at the beginning of the earliest date for which the financial statements are presented and prior periods will be retrospectively adjusted to furnish comparative information.

Had the transaction occurred on December 31, 2017, the unaudited pro forma consolidated balance sheet combines the audited historical consolidated balance sheet of Metropolitan Tower Life Insurance Company and Subsidiaries (the "Company") and the audited historical consolidated balance sheet of General American and its subsidiary. There are no pro forma balance sheet adjustments. As of December 31, 2017, pro forma total assets and total stockholder's equity would have been $28,062 million and $3,097 million, respectively.

Had the transaction occurred on January 1, 2015, the unaudited pro forma consolidated statement of operations combines the audited historical consolidated statement of operations of the Company and the audited historical consolidated statement of operations of General American and its subsidiary. The Company's unaudited pro forma statement of operations would have reflected a pro forma adjustment to eliminate $12 million for non-recurring expenses recorded during 2017 in connection with completing the merger. The Company's pro forma net income (loss) would have been $341 million, $11 million and $210 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The unaudited pro forma narrative description of the Merger of MTL and GALIC
(i) is presented based on information currently available, (ii) is intended for informational purposes only, and (iii) is not intended to reflect the results of operations or the financial position of the Company that would have resulted had the Merger been effective as of and during the periods presented or the results that may be obtained by the Company in the future. There are no estimates that need to be made.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                        AMERICAN VISION SERIES VUL 2002

                               FLEXIBLE PREMIUM
                       VARIABLE LIFE INSURANCE POLICIES
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
               ISSUED BY GENERAL AMERICAN LIFE INSURANCE COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION
                                   (PART B)

                                APRIL 28, 2008

      This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated April 28, 2008 and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614.

GENERAL INFORMATION AND HISTORY............................................. 1
       The Company.......................................................... 1
       The Separate Account................................................. 1
DISTRIBUTION OF THE POLICIES................................................ 2
ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES.................. 2
       Dollar Cost Averaging................................................ 2
       Portfolio Rebalancing................................................ 3
       Payment of Proceeds.................................................. 4
       Payment Options...................................................... 4
ADDITIONAL INFORMATION ABOUT CHARGES........................................ 5
       Group or Sponsored Arrangements...................................... 5
LOANS....................................................................... 6
POTENTIAL CONFLICTS OF INTEREST............................................. 6
LIMITS TO GENERAL AMERICAN'S RIGHT TO CHALLENGE THE POLICY.................. 6
MISSTATEMENT OF AGE OR SEX.................................................. 7
REPORTS..................................................................... 7
PERSONALIZED ILLUSTRATIONS.................................................. 7
PERFORMANCE DATA............................................................ 8
INVESTMENT ADVICE........................................................... 8
REGISTRATION STATEMENT...................................................... 10
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM............................... 10
EXPERTS..................................................................... 11

                        GENERAL INFORMATION AND HISTORY

The Company

      General American Life Insurance Company ("General American") was originally incorporated as a stock company in 1933. In 1936, General American initiated a program to convert to a mutual life insurance company. In 1997, General American's policyholders approved a reorganization of the Company into a mutual holding company structure under which General American became a stock company wholly owned by GenAmerica Corporation, an intermediate stock holding company. On January 6, 2000 Metropolitan Life Insurance Company of New York ("MetLife") acquired GenAmerica Corporation, which became GenAmerica Financial Corporation. As a result of that transaction, General American became an indirect, wholly-owned subsidiary of MetLife. MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company.

      In connection with its acquisition of GenAmerica Corporation, MetLife entered into a net worth maintenance agreement with General American. Under the agreement, as subsequently amended, MetLife agreed, without limitation as to amount, to cause General American to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. As of December 31, 2007, the capital and surplus of General American was in excess of these minimum capital and surplus levels. MetLife and General American entered into the agreement in part to enhance and maintain the financial strength of General American as set forth in the agreement. Creditors of General American (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of General American with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to General American. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if General American attains a financial strength rating from each of Standard & Poor's Corp., Moody's Investors Service, Inc., A.M. Best Company and Duff & Phelps Credit Rating Co., without giving weight to the support of the agreement, that is the same as or better than its rating from such agency with such support.

The Separate Account

      We established the Separate Account as a separate investment account on January 24, 1985 under Missouri law. The Separate Account is the funding vehicle for the Policies, and other General American variable life insurance policies; these other policies impose different costs, and provide different benefits, from the Policies. The Separate Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve SEC supervision of the Separate Account's management or investments. However, the Missouri Insurance Commissioner regulates General American and the Separate Account, which are also subject to the insurance laws and regulations where the Policies are sold.

                         DISTRIBUTION OF THE POLICIES

      The Policies are offered to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

      MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the Policies. Distributor is a Missouri corporation organized in 2000 and its principal office is located at 5 Park Plaza, Suite 1900, Irvine, California 92614. Distributor is an indirect wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Sales representatives are appointed as our insurance agents.

    Distributor received sales compensation with respect to the Policies in the following amounts during the periods indicated:

                                              Aggregate Amount of
                      Aggregate Amount of   Commissions Retained by
                      Commissions Paid to  Distributor After Payments
         Fiscal Year     Distributor           to Selling Firms
         -----------  -------------------  --------------------------
         2007             $1,526,862                  $0
         2006             $2,065,187                  $0
         2005             $1,602,220                  $0

      Registered representatives of affiliated selling firms who are also agents of the Company are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

          ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

Dollar Cost Averaging

      You may select an automated transfer privilege called dollar cost averaging, under which the same dollar amount is transferred from the BlackRock Money Market Division to other selected Divisions on a monthly basis. Over time, more purchases of Eligible Fund shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. This plan of investing allows you to take advantage of investment fluctuations, but does not assure a profit or protect against a loss in declining markets.

      Under this feature, you may request that a certain amount of your cash value be transferred on each monthly anniversary from the BlackRock Money Market Division to one or more of the other Divisions. You must transfer a minimum of $100 under this feature, and each selected Division must receive at least 1% of the total amount of each monthly transfer. Fractional percentages may not be used. If we exercise our right to limit the number of transfers in the future, or to impose a charge for transfers in excess of 12 per Policy year, transfers made under the dollar cost averaging program will not count against the total number of transfers allowed in a Policy year nor be subject to any charge. You can select a dollar cost averaging program when you apply for the Policy or at a later date by contacting our Administrative Office. You may not participate in the dollar cost averaging program while you are participating in the portfolio rebalancing program. (See "Portfolio Rebalancing" below). You can cancel your use of the dollar cost averaging program at any time before a transfer date. Transfers will continue until you notify us to stop. There is no extra charge for this feature. We reserve the right to suspend dollar cost averaging at any time.

Portfolio Rebalancing

      You can select a portfolio rebalancing program for your cash value. Cash value allocated to the Divisions can be expected to increase or decrease at different rates. A portfolio rebalancing program automatically reallocates your cash value among the Divisions and the General Account periodically to return the allocation to the allocation percentages you specify. Portfolio rebalancing is intended to transfer cash value from those accounts that have increased in value to those that have declined, or not increased as much, in value. Portfolio rebalancing does not guarantee profits, nor does it assure that you will not have losses.

      There are two methods of rebalancing available--periodic and variance.

      Periodic Rebalancing. Under this option you elect a frequency (monthly, quarterly, semi-annually or annually), measured from the Policy anniversary. On each date elected, we will rebalance the accounts by generating transfers to reallocate the cash value according to the investment percentages elected. You can exclude specific accounts from being rebalanced.

      Variance Rebalancing. Under this option you elect a specific allocation percentage for the General Account and each Division of the Separate Account. For each such account, the allocation percentage (if not zero) must be a whole percentage. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific accounts from being rebalanced. On each monthly anniversary we will review the current account balances to determine whether any balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage for that fund. If any account is outside of the variance range, we will generate transfers to rebalance all of the specified accounts back to the predetermined percentages.

      If we exercise our right to limit the number of transfers in the future, or to impose a charge for transfers in excess of 12 per policy year, transfers resulting from portfolio rebalancing will not count against the total number of transfers allowed in a Policy year, nor be subject to any charge.

      You may elect either form of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in-force Policy, or may cancel it, by submitting a change form acceptable to us under our administrative rules.

      Only one form of portfolio rebalancing may be elected at any one time, and portfolio rebalancing may not be used in conjunction with dollar cost averaging. (See "Dollar Cost Averaging".) We reserve the right to suspend portfolio rebalancing at any time. There is no charge for this feature.

Payment of Proceeds

      We may withhold payment of surrender or loan proceeds if those proceeds are coming from a Policy Owner's check, or from a Pre-Authorized Checking premium transaction, which has not yet cleared. We may also delay payment while we consider whether to contest the Policy. We pay interest on the death benefit proceeds from the date they become payable to the date we pay them.

      Normally we promptly make payments of cash value, or of any loan value available, from cash value in the General Account. However, we may delay those payments for up to six months. We pay interest in accordance with state insurance law requirements on delayed payments.

Payment Options

      We pay the Policy's death benefit and cash surrender value in one sum unless you or the payee choose a payment option for all or part of the proceeds. You can choose a combination of payment options. You can make, change or revoke the selection of payee or payment option before the death of the insured. You can contact your registered representative or our Administrative Office for the procedure to follow. (See "Receipt of Communications and Payments at General American's Administrative Office".) The payment options available are fixed benefit options only and are not affected by the investment experience of the Separate Account. Once payments under an option begin, withdrawal rights may be restricted.

      Even if the death benefit under the Policy is excludible from income, payments under Payment Options may not be excludible in full. This is because earnings on the death benefit after the insured's death are taxable and payments under the Payment Options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under Payment Options.

     The following payment options are available:

      (i) Income for a Specified Number of Years. We pay proceeds in equal monthly installments for up to 30 years, with interest at a rate not less than 3.0% a year, compounded yearly. Additional interest that we pay for any year is added to the monthly payments for that year.

      (ii)    Life Income. We pay proceeds in equal monthly installments
(i) for the longer of the life of the payee or 10 years, (ii) for the longer of the life of the payee or 15 years, or (iii) for the longer of the life of the payee or 20 years.

      (iii) Life Income with Refund. We pay proceeds in equal monthly installments during the life of the payee. At the payee's death, we pay any remaining proceeds in one sum.

     (iv) Interest. We hold proceeds and pay interest of at least 3.0% a year monthly or add it to the principal annually. Withdrawals of at least $500 may be made at any time by written request.

     (v) Life Income for Two Lives. We pay proceeds in equal monthly installments (i) while either of two payees is living, but for at least 10 years, or (ii) while the two payees are living and, after the death of one payee, we pay two-thirds of the monthly amount for the life of the surviving payee.

     (vi) Specified Amount of Income. We make monthly payments of a chosen amount until the entire proceeds, with interest, are paid.

     You need our consent to use an option if the installment payments would be less than $50.

                     ADDITIONAL INFORMATION ABOUT CHARGES

Group or Sponsored Arrangements

     We may issue the Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a situation where a trustee, employer or similar entity purchases individual Policies covering a group of individuals. Examples of such arrangements are non-tax qualified deferred compensation plans. A "sponsored arrangement" includes a situation where an employer or an association permits group solicitation of its employees or members for the purchase of individual Policies.

     We may waive, reduce or vary any Policy charges under Policies sold to a group or sponsored arrangement. We may also raise the interest rate credited to loaned amounts under these Policies. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability, the purpose of the funding arrangement and characteristics of the group members. Consult your registered representative for any variations that may be available and appropriate for your case.

     We may also waive, reduce or vary charges on policies sold to individuals in situations where we can expect economies resulting from a significantly higher amount of initial or projected premium payments, or in those circumstances where a reasonable expectation of a reduction in expenses is warranted.

     The United States Supreme Court has ruled that insurance policies with values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, we offer Policies that do not vary based on the sex of the insured to certain employee benefit programs. We recommend that employers consult an attorney before offering or purchasing the Policies in connection with an employee benefit program.

                                     LOANS

   You may borrow all or part of the Policy's loan value. The Policy's loan value equals:

     (i)    the Policy's cash value; minus

     (ii)   the Policy's Surrender Charge; minus

     (iii) the amount of the most recent Monthly Deduction, times the number of Policy months to the earlier of the next Planned Premium due date and the next Policy anniversary; plus

     (iv) interest on the amount determined in (iii) at an annual rate of 3% to the next Policy anniversary; minus

     (v)    loan interest to the next Policy anniversary; minus

     (vi)   any outstanding Policy loans.

                        POTENTIAL CONFLICTS OF INTEREST

     The Eligible Funds' Boards of Trustees monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies and qualified plans. Conflicts could result from changes in state insurance law or Federal income tax law, changes in investment management of an Eligible Fund, or differences in voting instructions given by variable life and variable annuity contract owners and qualified plans, if applicable. If there is a material conflict, the Board of Trustees will determine what action should be taken, including the removal of the affected Divisions from the Eligible Fund(s), if necessary. If we believe any Eligible Fund action is insufficient, we will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Separate Account that we may be unable to remedy.

          LIMITS TO GENERAL AMERICAN'S RIGHT TO CHALLENGE THE POLICY

     Generally, we can challenge the validity of your Policy or a rider during the insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. We can challenge the portion of the death benefit resulting from an underwritten premium payment for two years during the insured's lifetime from receipt of the premium payment. However, if the insured dies within two years of the date of issue, we can challenge all or part of the Policy at any time based on misrepresentations in the application. We can challenge an increase in face amount, with regard to material misstatements concerning such increase, for two years during the insured's lifetime from its effective date.

                          MISSTATEMENT OF AGE OR SEX

     If the application misstates the insured's age or sex, the Policy's death benefit is the amount that the most recent Monthly Deduction which was made would provide, based on the insured's correct age and, if the Policy is sex-based, correct sex.

                                    REPORTS

     We will send you an annual statement showing your Policy's death benefit, cash value and any outstanding Policy loan principal. We will also confirm Policy loans, account transfers, lapses, surrenders and other Policy transactions when they occur.

     You will be sent periodic reports containing the financial statements of the Eligible Funds.

                          PERSONALIZED ILLUSTRATIONS

     We may provide personalized illustrations showing how the Policies work based on assumptions about investment returns and the Policy Owner's and/or insured's characteristics. The illustrations are intended to show how the death benefit, cash surrender value, and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to specified constant after-tax rates of return. One of the gross rates of return will be 0%. Gross rates of return do not reflect the deduction of any charges and expenses. The illustrations will be based on specified assumptions, such as face amount, premium payments, insured, underwriting class, and death benefit option. Illustrations will disclose the specific assumptions upon which they are based. Values will be given based on guaranteed mortality and expense risk and other charges and may also be based on current mortality and expense risk and other charges.

     The illustrated death benefit, cash surrender value, and cash value for a hypothetical Policy would be different, either higher or lower, from the amounts shown in the illustration if the actual gross rates of return averaged the gross rates of return upon which the illustration is based, but varied above and below the average during the period, or if premiums were paid on other amounts or at other than annual intervals. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown in particular illustrations even if the average rate of return is realized.

     Illustrations may also show the internal rate of return on the cash surrender value and the death benefit. The internal rate of return on the cash surrender value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the cash surrender value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. Illustrations may also show values based on the historical performance of the Divisions of the Separate Account.

                               PERFORMANCE DATA

     We may provide information concerning the historical investment experience of the Divisions, including average annual net rates of return for periods of one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Eligible Funds. These net rates of return represent past performance and are not an indication of future performance. Insurance, sales, premium tax, asset (mortality and expense risk) and administration and issue expense charges, which can significantly reduce the return to the Policy Owner, are not reflected in these rates. The rates of return reflect only the fees and expenses of the underlying Eligible Funds. The net rates of return show performance from the inception of the Eligible Funds, which in some instances, may precede the inception date the corresponding Division.

                               INVESTMENT ADVICE

     The Separate Account invests in the Portfolios of the Metropolitan Series Fund, Inc. ("Met Series Fund"), the Met Investors Series Trust, and other unaffiliated open-end management investment companies that serve as investment vehicles for variable life and variable annuity separate accounts. MetLife Advisers, LLC ("MetLife Advisers") and Met Investors Advisory LLC ("Met Investors Advisory"), as the advisers to the Met Series Fund and the Met Investors Series Trust, respectively, may, from time to time, replace the sub-adviser of a Portfolio with a new sub-adviser. A number of sub-adviser changes have been made with respect to the Portfolios in which the Separate Account invests.

     MetLife Advisers (formerly known as New England Investment Management, Inc. which was formerly known as TNE Advisers, Inc.) became the investment adviser to the Portfolios of the Met Series Fund on May 1, 2001. Prior to
May 1, 2001, Metropolitan Life Insurance Company was the investment adviser for all Portfolios of the Met Series Fund.

     MetLife Advisers was also the investment adviser to each of the Series of the New England Zenith Fund ("Zenith Fund") until May 1, 2003, the date on which each Series became a Portfolio of the Met Series Fund. MetLife Advisers had been the adviser to all Series of the Zenith Fund since 1994, with the exception of certain Series, including the Back Bay Advisors Money Market Series (currently, the BlackRock Money Market Portfolio), the Back Bay Advisors Bond Income Series (currently, the BlackRock Bond Income Portfolio) and the Loomis Sayles Avanti Growth Series (currently, the Harris Oakmark Focused Value Portfolio), of which MetLife Advisers became the adviser on May 1, 1995.

     Met Investors Advisory (formerly known as Met Investors Advisory Corp. which was formerly known as Security First Investment Management) became the investment adviser for the Portfolios of the Met Investors Series Trust on February 12, 2001.

   The following is the sub-adviser history of the Met Series Fund Portfolios that, prior to May 1, 2003, were Series of the Zenith Fund:

     The sub-adviser to the BlackRock Money Market Portfolio (formerly, the State Street Research Money Market Portfolio which was formerly the Back Bay Advisors Money Market Series) and the BlackRock Bond Income Portfolio (formerly, the State Street Research Bond Income Portfolio which was formerly the Back Bay Advisors Bond Income Series) was Back Bay Advisors, L.P. until July 1, 2001, when State Street Research & Management Company became the sub-adviser; BlackRock Advisors, Inc. became the sub-adviser to these Portfolios on January 31, 2005. The sub-adviser to the Harris Oakmark Focused Value Portfolio (formerly, the Harris Oakmark Mid Cap Value Series which was formerly the Goldman Sachs Midcap Value Series which was formerly the Loomis Sayles Avanti Growth Series) was Loomis, Sayles and Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the sub-adviser; Harris Associates L.P. became the sub-adviser on May 1, 2000.

     The sub-adviser to the BlackRock Legacy Large Cap Growth Portfolio (formerly, the State Street Research Large Cap Growth Portfolio which was formerly the Alger Equity Growth Portfolio) was Fred Alger Management, Inc. until May 1, 2004, when State Street Research & Management Company became the sub-adviser; BlackRock Advisors, Inc. became the sub-adviser on January 31, 2005. On May 1, 2004, the MFS Total Return Portfolio of the Met Series Fund replaced the VIP Asset Manager Portfolio of Fidelity(R) Variable Insurance Products.

   The following is the sub-adviser history of the remaining Met Series Fund
Portfolios:

     On April 28, 2007 MetLife Investment Advisors Company, LLC replaced Metropolitan Life Insurance Company as the sub-adviser of the Lehman Brothers(R) Aggregate Bond Index Portfolio, the MetLife Stock Index Portfolio, the MetLife Mid Cap Stock Index Portfolio, the Morgan Stanley EAFE(R) Index Portfolio and the Russell 2000(R) Index Portfolio; Metropolitan Life Insurance Company became the sub-adviser to these Portfolios on May 1, 2001. On April 28, 2003, the Janus Growth Portfolio, formerly a Portfolio of the Met Series Fund, merged with and into the Janus Aggressive Growth Portfolio of the Met Investors Series Trust.

     The sub-adviser to the Julius Baer International Stock Portfolio
(formerly, the FI International Stock Portfolio which was formerly the Putnam International Stock Portfolio) was Putnam Investment Management, LLC until December 16, 2003 when Fidelity Management & Research Company became the sub-adviser; Julius Baer Investment Management LLC became the sub-adviser on January 7, 2008. The sub-adviser to the FI Mid Cap Opportunities Portfolio (formerly, the Janus Mid Cap Portfolio) was Janus Capital Management LLC until May 1, 2004, when Fidelity Management & Research Company became the sub-adviser.

     The sub-adviser to the BlackRock Aggressive Growth Portfolio (formerly, the State Street Research Aggressive Growth Portfolio), the BlackRock Strategic Value Portfolio (formerly, the State Street Research Aurora Portfolio), the BlackRock Diversified Portfolio (formerly, the State Street Research Diversified Portfolio) and the BlackRock Large Cap Value Portfolio (formerly, the State Street Research Large Cap Value Portfolio) was State Street
Research & Management Company until January 31, 2005, when BlackRock Advisors, Inc. became the sub-adviser.

     On January 7, 2008, Massachusetts Financial Services Company succeeded Harris Associates L.P. as sub-adviser to the Harris Oakmark Large Cap Value Portfolio, which then changed its name to the MFS Value Portfolio.

   The following is the sub-adviser history of the Met Investors Series Trust:

     The sub-adviser to the T. Rowe Price Mid Cap Growth Portfolio (formerly the MFS Mid Cap Growth Portfolio) was Massachusetts Financial Services Company until T. Rowe Price Associates, Inc. became the sub-adviser effective
January 1, 2003. The sub-adviser to the Harris Oakmark International Portfolio (formerly, State Street Research Concentrated International Portfolio) was State Street Research & Management Company until Harris Associates L.P. became the sub-adviser effective January 1, 2003.

     The sub-adviser to the RCM Technology Portfolio (formerly, the PIMCO PEA Innovation Portfolio) was PEA Capital LLC until January 15, 2005 when RCM Capital Management LLC became the sub-adviser. On May 1, 2005, the Lord Abbett Bond Debenture Portfolio replaced the VIP High Income Portfolio of Fidelity Variable Insurance Products.

     The sub-adviser to the Lazard Mid Cap Portfolio was AIM Capital Management, Inc. until December 19, 2005 when Lazard Asset Management LLC became the sub-adviser.

     On May 1, 2006 Western Asset Management Company succeeded Salomon Brothers Asset Management Inc as sub-adviser to the Salomon Brothers U.S. Government Portfolio, which then changed its name to Western Asset Management U.S. Government Portfolio.

     On October 1, 2006 ClearBridge Advisors, LLC succeeded Janus Capital Management LLC as sub-adviser to the Janus Aggressive Growth Portfolio, which then changed its name to the Legg Mason Aggressive Growth Portfolio.

     On April 28, 2008, ING Clarion Real Estate Securities, L.P. succeeded Neuberger Berman Management, Inc. as sub-adviser to the Neuberger Berman Real Estate Portfolio, which then changed its name to Clarion Global Real Estate Portfolio.

                            REGISTRATION STATEMENT

     This Statement of Additional Information and the prospectus omit certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consolidated financial statements of General American Life Insurance Company (the "Company") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for deferred acquisition costs, and for income taxes, as required by accounting guidance adopted on January 1, 2007, and changed its method of accounting for defined benefit pension and other postretirement plans, as required by accounting guidance adopted on December 31, 2006), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touch LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                                    EXPERTS

     James J. Reilly, FSA, MAAA, Vice President of General American has examined actuarial matters included in the Registration Statement, as stated in his opinion filed as an exhibit to the Registration Statement.

PART C. OTHER INFORMATION

ITEM 26. EXHIBITS

(a)  (i)    Resolution of the Board of Directors of General American
            authorizing the establishment of the Separate Account
            (Incorporated by reference to the Post-Effective Amendment No. 16 to the Registration Statement, File No. 33-10146, (VUL 95),
            April 28, 2000.)

     (ii) Resolutions of the Board of Directors of General American (including Agreement and Plan of Merger attached as Exhibit A to the resolutions) (adopted February 7, 2018) (Filed herewith)

     (iii) Resolutions of the Board of Directors of the Company authorizing acceptance of the Separate Account (adopted February 7, 2018) (Filed herewith)

(b)         None


(c)  (i)    Principal Underwriting Agreement between General American
            Distributors, Inc. and General American Life Insurance Company.
            Incorporated by reference to the Registration Statement, File No.
            333-64216 (EBVUL), filed June 29, 2001.

     (ii) Form of Amended and Restated Principal Underwriting Agreement between Metropolitan Tower Life Insurance Company and MetLife Investors Distribution Company (Filed herewith.)

     (iii) Form of Selling Agreement Incorporated by reference to Post-Effective Amendment No. 16 to the Registration Statement, File No. 033-10146 (VUL 95) filed on April 28, 2000.


(d)  (i)    Specimen of Policy (Incorporated by reference to Pre-Effective
            Amendment No. 1 to the Registration Statement, File No. 333-73672, filed May 1, 2002).

     (ii) Riders to the Policy (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-73672, filed May 1, 2002).


     (iii)  Merger endorsement (Filed herewith.)


(e)  (i)    Specimen of Application for Policy (Incorporated by reference to the Registration Statement, File No. 333-73672, filed November 19,
            2001.)

     (ii) Form of Application for Enterprise Application for Policy (Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement, File No. 333-73672, filed April 29, 2004.)

     (iii) Updated Enterprise Application of Policy (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement, File No. 333-73672, filed April 28, 2005.)

(f)  (i)    Copy of the Certificate of Incorporate and Certificate of
            Amendment of the Company (Filed herewith.)

     (ii)   Copy of the By-laws of the Company (Filed herewith.)

(g)  None


(h)  (i)    Participation Agreement with Variable Insurance Products Fund
            (Incorporated by reference Post-Effective Amendment No. 3 to the
            Registration Statement, File No. 333-53477 (VUL 98) filed on
            April 28, 2000.)

     (ii) Form of Participation Agreement with Van Eck Investment Trust (Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement File No. 033-84104 (VUL 100), filed on
            April 28, 2000.)

     (iii) Participation Agreement with Variable Insurance Products Fund II (Incorporated by reference Post-Effective Amendment No. 3 to the Registration Statement, File No. 333-53477 (VUL 98) filed on April 28, 2000.)

     (iv) Form of Participation Agreement with American Funds Insurance Series, Capital Research and Management Company, General American Distributors, Inc. and General American Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form S-6, File No. 333-53477 filed on April 30, 2002.)

     (v) Amended and Restated Participation Agreement dated January 24, 2018 Among Variable Insurance Products Fund, Fidelity Distributors Corporation and General American Life Insurance Company (Filed herewith.)

     (vi) Participation Agreement dated March 6, 2017 by and among Brighthouse Funds Trust I, General American Life Insurance Company, Brighthouse Investment Advisers, LLC and Brighthouse Securities, LLC (Filed with Post-Effective Amendment No. 64 to the Registration Statement filed on Form N-4, File Nos. 002-39272/811-02162 filed on April 27, 2017 and hereby incorporated by reference.)

     (vii) Participation Agreement dated March 6, 2017 by and among Brighthouse Funds Trust II, General American Life Insurance Company, Brighthouse Investment Advisers, LLC and Brighthouse Securities, LLC (Filed with Post-Effective Amendment No. 64 to the Registration Statement filed on Form N-4, File Nos. 002-39272/811-02162 filed on April 27, 2017 and hereby incorporated by reference.)

     (viii) Form of Fund Participation Agreement between General American Life Insurance Company and JPMorgan Series Trust II (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-53477 (VUL 98) filed on July 31, 1998.

     (ix) Participation Agreement with Russell Insurance Funds, Inc. and General American Life Insurance Company. Filed with Post-Effective Amendment No. 12 to the Registration Statement on Form S-6 (Filed No. 033-48550) filed on April 28, 2000 and is hereby incorporated by reference.


(i)  None

(j)  None


(k) Opinion and Consent of Marie C. Swift, Esquire, as to legality of securities being registered. Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement, File No. 333-73672, filed April 29, 2004.


(l) Actuarial Opinion and Consent. (Incorporated herein by reference to Exhibit (l) of Post-Effective Amendment No. 10 to Registrant's Registration Statement on Form N-6 (File No. 333-73672) filed
     April 22, 2008.)

(m)  Calculation Exhibit. (Incorporated herein by reference to Exhibit
     (l) of Post-Effective Amendment No. 10 to Registrant's Registration Statement on Form N-6 (File No. 333-73672) filed April 22, 2008.)

(n) Consent of Independent Registered Public Accounting Firm (Filed herewith.)

(o)  None

(p)  None


(q) Memorandum describing the Company's issuance, transfer, and redemption procedures for the Policies and the Company's procedure for conversion to a fixed benefit policy Incorporated by reference to Post-Effective Amendment No. 16 to the Registration Statement, File 033-10146 (VUL 95) filed on April 28, 2000.


(r)  Powers of Attorney (Filed herewith.)

ITEM 27. DIRECTORS AND OFFICERS OF DEPOSITOR

The following are the officers and directors who are engaged directly or indirectly in activities relating to the Registrant or the variable life insurance policies offered by the Registrant and the executive officers of the
Company:


Marlene Debel                      President, Presiding Officer of the Board and Director
200 Park Avenue
New York, NY 10166

Richard Leist                      Executive Vice President, Executive Investment Officer and Director
One MetLife Way
Whippany, NJ 07981

John McCallion                     Executive Vice President, Treasurer and Director
200 Park Avenue
New York, NY 10166

Michael Borowski                   Director
200 Park Avenue
New York, NY 10166

Frank Cassandra                    Director
200 Park Avenue
New York, NY 10166

Andrew Kaniuk                      Director
501 Route 22
Bridgewater, NJ 08807

Alessandro Papa                    Director
200 Park Avenue
New York, NY 10166

Michael Zarcone                    Director
111 Washington Avenue, Suite 300
Albany, NY 12210

Jason Manske                       Executive Vice President and Chief Hedging Officer
One MetLife Way
Whippany, NJ 07981

William O'Donnell                  Executive Vice President and Chief Accounting Officer
200 Park Avenue
New York, NY 10166

Darrell Hall                       Senior Vice President and Chief Legal Officer
200 Park Avenue
New York, NY 10166

Zulfi Ahmed                        Senior Vice President and Chief Information Security Officer
200 Park Avenue
New York, NY 10166

Anne Belden                        Vice President and Chief Financial Officer
200 Park Avenue
New York, NY 10166

Jeannette Pina                     Vice President and Secretary
200 Park Avenue
New York, NY 10166


ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT.

The Registrant is a separate account of Metropolitan Tower Life Insurance Company under Nebraska law. Metropolitan Tower Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                             AS OF December 31, 2017

The following is a list of subsidiaries of MetLife, Inc. updated as of December 31, 2017. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Home Loans, LLC (DE)

C.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

     4.     MetLife Assignment Company, Inc. (DE)

D. MetLife Chile Inversiones Limitada (Chile) - 72.35109659% is owned by MetLife, Inc., 24.8823628% by American Life Insurance Company ("ALICO"), 2.76654057% is owned by Inversiones MetLife Holdco Dos Limitada and 0.00000004% is owned by Natiloportem Holdings, LLC.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.996% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.003% by International Technical and Advisory Services Limited ("ITAS") and the rest by third parties.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.9% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is held by MetLife Chile Seguros de Vida S.A. and 0.1% is held by MetLife Chile Inversiones Limitada.

      2. Inversiones MetLife Holdco Tres Limitada (Chile) - 97.13% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 2.87% is owned by Inversiones MetLife Holdco Dos Limitada.

            a) AFP Provida S.A. (Chile) - 42.3815% of AFP Provida S.A. is owned by Inversiones MetLife Holdco Dos Limitada., 42.3815% is owned by Inversiones MetLife Holdco Tres Limitada, 10.9224% is owned by MetLife Chile Inversiones Limitada and the remainder is owned by the public.

                  i) Provida Internacional S.A. (Chile) - 99.99% of Provida Internacional S.A. is owned by AFP Provida S.A and 0.01% is owned by MetLife Chile Inversiones Limitada.

                        1) AFP Genesis Administradora de Fondos y Fidecomisos S.A. (Ecuador) - 99.9% of AFP Genesis Administradora de Fondos y Fidecomisos S.A. is owned by Provida Internacional S.A. and 0.1% by AFP Provida S.A.

            MetLife Chile Seguros Generales S.A. (Chile) - 99.98% of MetLife Chile Seguros Generales, S.A. is owned by MetLife Chile Inversiones Limitada and 0.02% is owned by Inversiones MetLife Holdco Dos Limitada.

E.    Enterprise General Insurance Agency, Inc. (DE)

F.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      5.    Metropolitan Group Property and Casualty Insurance Company (RI)

      6.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      7.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

G.    Newbury Insurance Company, Limited (DE)

H.    MetLife Investors Group, LLC (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Investments Securities, LLC (DE)

I.    Metropolitan Life Insurance Company ("MLIC") (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        1)     OMI MLIC Investments Limited (Cayman Islands)

      3.    Sandpiper Cove Associates II, LLC (DE)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

      5.    CC Holdco Manager, LLC (DE)

      6.    Alternative Fuels I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    HPZ Assets LLC (DE)

      9.    Missouri Reinsurance, Inc. (Cayman Islands)

      10.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      11.   ML New River Village III, LLC (DE)

      12.   MetLife RC SF Member, LLC (DE)

      13.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC ("LISF")(DE) - 9.61% membership interest is held by Brighthouse Renewables Holding, LLC and 90.39% membership interest is held by LISF Solar Trust in which MetLife Capital Limited Partnership has 100% beneficial interest.

                  ii)   Met Canada Solar ULC (Canada)

      14.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      15.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      16. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      17. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      18.   Corporate Real Estate Holdings, LLC (DE)

      19.   MetLife Tower Resources Group, Inc. (DE)

      20.   ML Sentinel Square Member, LLC (DE)

      21.   MetLife Securitization Depositor LLC (DE)

      22.   WFP 1000 Holding Company GP, LLC (DE)

      23.   White Oak Royalty Company (OK)

      24.   500 Grant Street GP LLC (DE)

      25. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      26. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      27.   MetLife Retirement Services LLC (NJ)

      28.   Euro CL Investments, LLC (DE)

      29.   MEX DF Properties, LLC (DE)

            a)   MPLife, S. de R.L. de C.V. (Mexico) - 99.99% of MPLife,
                 S. de R.L. de C.V. is owned by MEX DF Properties, LLC and 0.01% is owned by Euro CL Investments LLC.

      30. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company.

      31.   MetLife Properties Ventures, LLC (DE)

      32.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      33.   MLIC Asset Holdings LLC (DE)

      34.   85 Broad Street Mezzanine LLC (DE)

      35.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth Retail Holding LLC (DE)

                 i)   The Building at 575 Fifth Retail Owner LLC (DE)

      36.   ML Bridgeside Apartments LLC (DE)

      37.   MetLife Chino Member, LLC (DE)

      38.   MLIC CB Holdings LLC (DE)

      39. MetLife CC Member, LLC (DE) - 95.122% of MetLife CC Member, LLC is owned by Metropolitan Life Insurance Company and 4.878% is owned by General American Life Insurance Company.

      40.   Oconee Hotel Company, LLC (DE)

      41.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      42.   1201 TAB Manager, LLC (DE)

      43. MetLife 1201 TAB Member, LLC (DE) - 96.9% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company and 3.1% is owned by Metropolitan Property and Casualty Insurance Company.

      44. MetLife LHH Member, LLC (DE) - 99% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, and 1% is owned by General American Life Insurance Company.

      45.   1001 Properties, LLC (DE)

      46.   6104 Hollywood, LLC (DE)

      47.   Boulevard Residential, LLC (DE)

      48.   ML-AI MetLife Member 3, LLC (DE)

      49. Sandpiper Cove Associates, LLC (DE) - 90.59% membership interest of Sandpiper Cove Associates, LLC is owned by MLIC and 9.41% is owned by Metropolitan Tower Realty Company.

      50.   Marketplace Residences, LLC (DE)

      51.   ML Swan Mezz, LLC (DE)

            a)    ML Swan GP, LLC (DE)

      52.   ML Dolphin Mezz, LLC (DE)

            a)    ML Dolphin GP, LLC (DE)

      53.   Haskell East Village, LLC (DE)

      54.   MetLife Cabo Hilton Member, LLC (DE) - 83.1% of MetLife Cabo
            Hilton Member, LLC is owned by MLIC, 16.9% by General American Life Insurance Company

      55. 150 North Riverside PE Member LLC (DE) - MLIC owns an 81.45% membership interest; General American Life Insurance Company owns a 13.32% membership interest, and Metropolitan Tower Life Insurance Company owns a 5.23% membership interest

      56.   ML Terraces, LLC (DE)

      57.   Chestnut Flats Wind, LLC (DE)

      58.   MetLife 425 MKT Member, LLC (DE)

      59.   MetLife OFC Member, LLC (DE)

      60.   MetLife THR Investor, LLC (DE)

      61. ML Southmore, LLC (DE) - 99% of ML Southmore, LLC is owned by MLIC and 1% by General American Life Insurance Company.

      62. ML - AI MetLife Member 1, LLC (DE) - 95.199% of the membership interest is owned by MLIC and 4.801% by Metropolitan Property and Casualty Insurance Company.

      63.   MetLife CB W/A, LLC (DE)

      64. MetLife Camino Ramon Member, LLC (DE) - 99% of MetLife Camino Ramon Member, LLC is owned by MLIC and 1% by General American Life Insurance Company.

      65.   10700 Wilshire, LLC (DE)

      66.   Viridian Miracle Mile, LLC (DE)

      67. MetLife 555 12th Member, LLC (DE) - 94.6% is owned by MLIC and 5.4% by General American Life Insurance Company

      68.   MetLife OBS Member, LLC (DE)

      69.   MetLife 1007 Stewart, LLC (DE)

      70. ML-AI MetLife Member 2, LLC (DE) - 98.97% of ML-AI MetLife Member 2, LLC's ownership interest is owned by MLIC and 1.03% by General American Life Insurance Company.

      71.   MetLife Treat Towers Member, LLC (DE)

      72.   MetLife FM Hotel Member, LLC (DE)

            a)   LHCW Holdings (U.S.) LLC (DE)

                 i)   LHC Holdings (U.S.) LLC (DE)

                      1)    LHCW Hotel Holding LLC (DE)

                            aa)    LHCW Hotel Holding (2002) LLC (DE)

                            bb)    LHCW Hotel Operating Company (2002) LLC (DE)

      73. ML Mililani Member, LLC (DE)- is owned at 95% by MLIC and 5% by General American Life Insurance Company.

      74.   MetLife SP Holdings, LLC (DE)

            a)   MetLife Private Equity Holdings, LLC (DE)

      75.   Buford Logistics Center, LLC (DE)

      76.   MetLife Park Tower Member, LLC (DE)

            a)   Park Tower REIT, Inc. (DE)

                 i)   Park Tower JV Member, LLC (DE)

      77. MCPP Owners, LLC (DE) - 84.503% is owned by MLIC, 0.603% by General American Life Insurance Company, 1.616% by Metropolitan Tower Life Insurance Company, and 13.278% by MTL Leasing, LLC.

      78.   MetLife HCMJV 1 GP, LLC (DE)

      79.   MetLife ConSquare Member, LLC (DE)

      80.   MetLife Ontario Street Member, LLC (DE)

      81.   1925 WJC Owner, LLC (DE)

      82.   MetLife Member Solaire, LLC (DE)

      83.   Sino-US United MetLife Insurance Company, Ltd. - 50% of
            Sino-US United MetLife Insurance Company, Ltd. Is owned by MLIC and 50% is owned by a third party.

      84.   MetLife Property Ventures Canada ULC (Canada)

      85.   MetLife Canadian Property Ventures, LLC (NY)

J.    MetLife Capital Trust IV (DE)

K.    MetLife Investment Advisors, LLC (DE)

      1.   MetLife Alternatives GP, LLC (DE)

           a) MetLife International PE Fund I, LP (Cayman Islands) - 92.593% of the Limited Partnership interests of this entity is owned by MetLife Insurance K.K., 4.115% is owned by MetLife Mexico S.A., 2.716% is owned by MetLife Limited (Hong Kong) and the remaining 0.576% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           b) MetLife International PE Fund II, LP (Cayman Islands) - 94.54% of the limited partnership interests of MetLife International PE Fund II, LP is owned by MetLife Insurance K.K., 2.77% is owned by MetLife Limited (Hong Kong), 2.1% by MetLife Mexico, S.A. and 0.59% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           c) MetLife International HF Partners, LP (Cayman Islands) - 88.22% of the Limited partnership interests of this entity is owned by MetLife Insurance K.K. and 9.47% is owned by MetLife Insurance Company of Korea Limited, 2.29% is owned by MetLife Limited (Hong Kong) and 0.02% is owned by MetLife Alternatives, GP

           d) MetLife International PE Fund III, LP - 88.93% of the limited partnership interests of MetLife International PE Fund III LP is owned by MetLife Insurance K.K, 7.91% is owned by MetLife Insurance Company of Korea Limited, 2.61% is owned by MetLife Limited (Hong Kong), and 0.55% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           e) MetLife International PE Fund IV, LP (Cayman Islands) - 94.70% of the limited partnership interests of MetLife International PE Fund IV, LP is owned by MetLife Insurance K.K, 3.79% is owned by MetLife Insurance Company of Korea Limited, 1.51% is owned by Metlife Limited (Hong Kong).

           f) MetLife International PE Fund V, LP (Cayman Islands) - MetLife Insurance K.K. (81.699%); MetLife Limited (Hong Kong) (15.033%); MetLife Insurance Company of Korea (3.268%).

           g) MetLife International PE Fund VI, LP (Cayman Islands) - MetLife Insurance K.K. (95.652%); MetLife Insurance Company of
                Korea (4.348%)

      2.   MetLife Loan Asset Management LLC (DE)

      3.   MetLife Core Property Fund GP, LLC (DE)

           a) MetLife Core Property Fund, LP (DE) - MetLife Core Property Fund GP, LLC is the general partner of MetLife Core Property Fund, LP (the "Fund"). A substantial majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund: Metropolitan Life Insurance Company owns 20.06%, Metropolitan Life Insurance Company (on behalf of Separate Account 746) owns 3.24%, MetLife Insurance Company of Korea Limited owns 2.91%, General American Life Insurance Company owns 0.07% and Brighthouse Life Insurance Company owns 0.14%.

                i)   MetLife Core Property REIT, LLC (DE)

                     1) MetLife Core Property Holdings, LLC (DE) - MetLife Core Property Holdings, LLC also holds the following single-property limited liability companies: MCP Alley 24 East, LLC, MCP Block 23 Member, LLC, MCP Denver Pavilions Member, LLC, MCP Seventh and Osborne Retail Member, LLC, MCP Seventh and Osborne MF Member, LLC, MCP SoCal Industrial-Springdale, LLC, MCP SoCal Industrial-Redondo, LLC, MCP SoCal Industrial-Concourse, LLC, MCP SoCal Industrial-Kellwood, LLC, MCP SoCal Industrial-Bernardo, LLC, MCP SoCal Industrial-Anaheim, LLC, MCP SoCal Industrial-LAX, LLC, MCP SoCal Industrial-Fullerton, LLC, MCP SoCal Industrial-Ontario, LLC, MCP SoCal Industrial-Loker, LLC, MCP Paragon Point, LLC, MCP 4600 South Syracuse, LLC, MCP The Palms Doral, LLC, MCP Waterford Atrium, LLC, MCP EnV Chicago, LLC, MCP 100 Congress Member, LLC, MCP 1900 McKinney, LLC, MCP 550 West Washington, LLC, MCP Main Street Village, LLC, MCP Lodge At Lakecrest LLC, MCP Ashton South End, LLC, MCP 3040 Post Oak, LLC, MCP Plaza at Legacy, LLC, MCP VOA Holdings, LLC, MCP VOA I& III, LLC, MCP VOA II, LLC, MCP Highland Park Lender, LLC, MCP One Westside, LLC, MCP 7 Riverway, LLC, MCP Trimble Campus, LLC, MCP 9020 Murphy Road, LLC, MCP Buford Logistics Center 2 Member, LLC, MCP Buford Logistics Center Building B, LLC and MCPF Acquisition, LLC, MCP 60 11th Street Member, LLC, MCP Magnolia Park Member, LLC, and MCP Fife Enterprise Center, LLC, MCP Northyards Holdco, LLC, MCP Northyards Owner, LLC, MCP Northyards Master Lessee, LLC, 60 11th Street, LLC, Magnolia Park GreenvilleVenture, LLC, Magnolia Park Greenville, LLC, MCP 22745 & 22755 Relocation Drive LLC, MCP DMCBP Phase II Member, LLC, MetLife Core Property TRS, LLC, MCP Seattle Gateweay I Member, LLC, and MCP Seattle Gateway II Member, LLC, MCP Mountain Technology TRS, LLC, and MCP Burnside Member, LLC.

                           aa)    MCP Property Management, LLC (DE)

      4.   MIM Property Management, LLC (DE)

      5.   MetLife Commercial Mortgage Income Fund GP, LLC (DE)

           a) MetLife Commercial Mortgage Income Fund, LP (DE) - MetLife Commercial Mortgage Income Fund GP, LLC is the general partner of MetLife Commercial Mortgage Income Fund, LP (the "Fund"). A majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund:
                Metropolitan Life Insurance Company owns 33.20%, Brighthouse Life Insurance Company owns 11.14%, MetLife Insurance Company of Korea, Limited owns 2.96%, MetLife Limited owns 3.54%, and Metropolitan Life Insurance Company of Hong Kong Limited owns 0.41%.


                i)   MetLife Commercial Mortgage REIT, LLC (DE)

                     1)   MetLife Commercial Mortgage Originator, LLC (DE)

                          aa)    MCMIF Holdco I, LLC (DE)

      6.   MLIA SBAF Manager, LLC (DE)

L.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a) MetLife Services East Private Limited (India) - 99.99% is owned by MetLife Solutions Pte. Ltd. and .01% by Natiloportem Holdings, LLC

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, LLC.

M.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

N.    Cova Life Management Company (DE)

O.    MetLife Reinsurance Company of Charleston (SC)

P.    MetLife Reinsurance Company of Vermont (VT)

Q.    Delaware American Life Insurance Company (DE)

R.    Federal Flood Certification LLC (TX)

S.    MetLife Global Benefits, Ltd. (Cayman Islands)

T. Inversiones Metlife Holdco Dos Limitada (Chile) - 99.99946% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 0.000535% is owned by MetLife International Holdings, LLC and 0.0000054% is owned by Natiloportem Holdings, LLC.

Z.    MetLife Consumer Services, Inc. (DE)

AA.   MetLife Global, Inc. (DE)

AB. Brighthouse Financial, Inc. (DE) - On August 4, 2017, MetLife, Inc.("MET") distributed approximately 80.8% of the shares of Brighthouse Financial, Inc.'s ("BHF") common stock to MET's common shareholders. As a result, MET's ownership of the BHF shares of common stock decreased to approximately 19.2%. MET granted BHF an irrevocable proxy to vote all of its remaining shares of BHF's common stock in proportion to the votes of BHF's other common shareholders. Consequently, MET does not have any voting power over any BHF shares that it still owns. Nevertheless, for the BHF subsidiary insurance companies domiciled in Delaware and New York (Brighthouse Life Insurance Company and Brighthouse Life Insurance Company of NY, respectively) BHF and its affiliates (including these insurance companies) are deemed to be affiliates of MET by their domiciliary state insurance regulators. Accordingly, BHF and its affiliates continue to appear on the MET organizational chart.

      1.   Brighthouse Holdings, LLC (DE)

           a.   New England Life Insurance Company (MA)

           b.   Brighthouse Securities, LLC (DE)

           c.   Brighthouse Services, LLC (DE)

           d.   Brighthouse Investment Advisers, LLC (DE)

           e.   Brighthouse Life Insurance Company (DE

                i. Brighthouse Reinsurance Company of Delaware (DE) - 100% is owned in the aggregate by Brighthouse Life Insurance Company.

                ii.    Brighthouse Life Insurance Company of NY (NY)

                iii.   Brighthouse Connecticut Properties Ventures, LLC (DE)

                iv.    Euro TL Investments LLC (DE)

                v.     Euro TI Investments LLC (DE)

                vi.    Brighthouse Assignment Company (CT)

                vii.   TLA Holdings LLC (DE)

                viii.  TLA Holdings II LLC (DE)

                ix.    ML 1065 Hotel, LLC (DE)

                x.     TIC European Real Estate LP, LLC (DE)

                xi.    The Prospect Company (DE)

                xii.   Brighthouse Renewables Holding, LLC (DE)

                       i.  Greater Sandhill I, LLC (DE)

                xiii. Daniel/Brighthouse Midtown Atlanta Master Limited Liability Company (DE)

                       i.  1075 Peachtree, LLC (DE)

AC.   MetLife Insurance Brokerage, Inc. (NY)

AD.   American Life Insurance Company (ALICO) (DE)

      1.    MetLife Insurance K.K. (Japan)

               a)  Communication One Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (SWISS) (Switzerland)

               a) MetLife, Life Insurance Company (Egypt) - 84.125% of MetLife, Life Insurance Company is owned by MetLife Global Holding Company I GmbH and the remaining interests are owned by third parties.

               b)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i) MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.98% of MetLife Emeklilik ve Hayat A.S. is owned by Metlife Global Holding Company II GmbH (Swiss II) and the remainder by third parties.

                   ii)  ALICO European Holdings Limited (Ireland)

                        1)  ZAO Master D (Russia)

                            aa) Joint-Stock Company MetLife Insurance Company (Russia) - 51% of Joint Stock Company MetLife Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding
                                 Company II GmbH.

                   iii) MetLife Asia Holding Company Pte. Ltd. (Singapore)

                       1) MetLife Innovation Centre Pte. Ltd. (Singapore)

                   iv) MetLife Reinsurance Company of Bermuda Ltd. (Bermuda)

                   v)  MetLife Investment Management Limited (United Kingdom)

                   vi) MM Global Operations Support Center, S.A. de C.V.
                       (Mexico) - 99.999509% of MM Global Operations Support Center, S.A. de C.V. is held by MetLife Global Holding Company II GmbH (Swiss) and 0.00049095% is held by MetLife Global Holding Company I GmbH (Swiss).

                       1. Fundacion MetLife Mexico, A.C. (Mexico)

                  vii) MetLife Colombia Seguros de Vida S.A. (Colombia) -
                       89.9999659747771405% of MetLife Colombia Seguros de Vida S.A. is owned by MetLife Global Holding Company II GmbH, 10.0000311579287982% is owned by MetLife Global Holding Company I GmbH, 0.000000955764687% is owned by International Technical and Advisory Services Limited, 0.000000955764687% is owned by Borderland Investments Limited and 0.000000955764687% by Natiloportem Holdings, LLC.

                 viii) PJSC MetLife (Ukraine) - 99.9988% of PJSC MetLife is owned by MetLife Global Holding Company II GmbH, .0006% is owned by ITAS and the remaining .0006% is owned by Borderland Investments Limited.

                   ix) MetLife Innovation Centre Limited (Ireland)

                    x) MetLife EU Holding Company Limited (Ireland)

                       1) MetLife Europe d.a.c (Ireland) - MetLife EU Holding Company Limited holds 96.00315040176985% of this entity. ALICO holds 3.996758255760741% and ITAS holds 0.000091342469407%.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       2)  Agenvita S.r.l. (Italy)

                       3) MetLife Europe Insurance d.a.c (Ireland) - MetLife Europe Insurance d.a.c. is held by MetLife EU Holding Company Limited at 93% and the remaining 7% is held by Alico.

                       4)  MetLife Europe Services Limited (Ireland)

                       5)  MetLife Services, Sociedad Limitada (Spain)

                       6) MetLife Slovakia S.r.o. (Slovakia) - 99.956% of MetLife Slovakia S.r.o. is owned by MetLife EU Holding Company Limited and 0.044% is owned by ITAS.

                       7)  MetLife Solutions S.A.S. (France)

                       8) Metropolitan Life Societate de Administrare a unui
                           Fond de Pensii Administrat Privat S.A. (Romania) - 99.9836% of Metropolitan Life Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by MetLife EU Holding Company Limited and 0.0164% is owned by MetLife Services Sp z.o.o.

                       9) MetLife Towarzystwo Ubiezpieczen na Zycie I Reasekuracji S.A. (Poland)

                           aa) MetLife Services Sp z.o.o. (Poland)

                           bb) MetLife Towarzystwo Funduszy Inwestycyjnych,
                               S.A. (Poland)

                           cc) MetLife Powszechne Towarzystwo Emerytalne S.A.
                               (Poland)

                       10) MetLife Services Cyprus Limited (Cyprus)

                           aa) Hellenic Alico Life Insurance Company, Ltd.
                               (Cyprus) - 27.5% of Hellenic Alico Life
                               Insurance Company, Ltd. Is owned by MetLife
                               Services Cyprus Limited and the remaining is owned by a third party.

                       11) MetLife Services EOOD (Bulgaria)

                       12) MetLife Life Insurance S.A. (Greece)

                           aa) MetLife Mutual Fund Company (Greece) - 90% of
                               MetLife Mutual Fund Company is owned by MetLife Life Insurance S.A. (Greece) and the remaining by a third party.

                       13) First American-Hungarian Insurance Agency Limited
                           (Hungary)

                       14) UBB-MetLife Zhivotozastrahovatelno Drujestvo AD
                           (Bulgaria) - 40% of UBB-MetLife
                           Zhivotozastrahovatelno Drujestvo AD is owned by MetLife EU Holding Company Limited and the rest by third parties.

                    xi) MetLife Investment Management Holdings (Ireland)Limited

                        1) MetLife Investments Asia Limited (Hong Kong)

                        2) MetLife Syndicated Bank Loan Lux GP, S.a.r.l.
                           (Luxembourg)

                           aa) MetLife BL Feeder (Cayman), LP (Cayman Islands)

                           bb) MetLife BL Feeder, LP (DE)

                           cc) MetLife Syndicated Bank Loan Fund, SCSp
                               (Luxembourg)

                   xii) ALICO Operations LLC (DE)

                        1) MetLife Asset Management Corp. (Japan)

                        2) MetLife Seguros S.A. (Uruguay)

                  xiii) MetLife International Holdings, LLC (DE)

                         1)   Natiloportem Holdings, LLC (DE)

                              aa) Excelencia Operativa y Tecnologica, S.A. de C.V. (Mexico) - 99% of Excelencia Operativa y Tecnologica, S.A. de C.V. is held by Natiloportem Holdings, LLC and 1% by MetLife Mexico Servicios S.A. de C.V.

                                   i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Servicios, S.A. de C.V.

                                   ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Servicios, S.A. de C.V.

                         2) PNB MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, LLC and 74% is owned by third parties.

                         3) Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, LLC.

                         4) MetLife Seguros S.A. (Argentina)- 95.5242% is owned by MetLife International Holdings, LLC, 2.6753% is owned by Natiloportem Holdings, LLC and 1.8005% by ITAS.

                         5) Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)-66.662% is owned by MetLife International Holdings, LLC, 33.337% is owned by MetLife Worldwide Holdings, LLC and 0.001% is owned by Natiloportem Holdings, LLC.

                         6) MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, LLC and 0.00002% by Natiloportem Holdings, LLC.

                         7) MetLife Seguros de Retiro S.A. (Argentina) - 96.8897% is owned by MetLife International Holdings, LLC, 3.1102% is owned by Natiloportem Holdings, LLC and 0.0001% by ITAS

                         8) Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, LLC and 95% is owned by MetLife International Holdings, LLC.

                         9) Compania Inversora MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, LLC and 4.54% is owned by Natiloportem Holdings, LLC.

                              aa) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Inversora MetLife S.A., 79.88% is owned by MetLife Seguros S.A.,

                                    .   99% is held by Natiloportem Holdings,
                                        LLC and

                                    .   26% is held by MetLife Seguros de
                                        Retiro S.A.

                       10)    MetLife Worldwide Holdings, LLC (DE)

                              aa)   MetLife Limited (Hong Kong)

                                    i)    BIDV MetLife Life Insurance Limited
                                          Liability Company (Vietnam) - 60% of
                                          BIDV MetLife Life Insurance Limited
                                          Liability Company is held by MetLife
                                          Limited (Hong Kong) and the remainder
                                          by third parties

                       11)    MetLife International Limited, LLC (DE)

                       12) MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, LLC and 0.001% is owned by Natiloportem Holdings, LLC.

                       13)    MetLife Asia Limited (Hong Kong)

                       14) AmMetLife Insurance Berhad (Malaysia) - 50.000001% of AmMetLife Insurance Berhad is owned by MetLife International Holdings, LLC and the remainder is owned by a third party.

                       15) AmMetLife Takaful Berhad (Malaysia) - 49.999999% of AmMetLife Takaful Berhad is owned by MetLife International Holdings, LLC and the remainder is owned by a third party.

                       16) MAXIS GBN S.A.S. (France) - 50% of MAXIS GBN S.A.S. is held by MetLife International Holdings, LLC and the remainder by third parties.

                       17) MetLife Mas S.A. de C.V. (Mexico) - 99.99964399% MetLife Mas, SA de CV is owned by MetLife International Holdings, LLC and .00035601% is owned by International Technical and Advisory Services Limited.

                       18)   MetLife Ireland Holdings One Limited (Ireland)

                             aa) MetLife Global Holdings Corporation S.A. de C.V. (Mexico/Ireland) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                                   i)    MetLife Ireland Treasury d.a.c
                                         (Ireland)

                                         1)    MetLife General Insurance
                                               Limited (Australia)

                                         2)    MetLife Insurance Limited
                                               (Australia) - 91.16468% of
                                               MetLife Insurance Limited
                                               (Australia) is owned by MetLife
                                               Ireland Treasury d.a.c and
                                               8.83532% is owned by MetLife
                                               Global Holdings Corp. S.A. de
                                               C.V.

                                               aaa)  The Direct Call Centre
                                                     PTY Limited (Australia)

                                               bbb)  MetLife Investments PTY
                                                     Limited (Australia)

                                                     i)    MetLife Insurance and
                                                           Investment Trust
                                                           (Australia) -
                                                           MetLife Insurance and
                                                           Investment Trust is
                                                           a trust vehicle, the
                                                           trustee of which is
                                                           MetLife Investments
                                                           PTY Limited ("MIPL").
                                                           MIPL is a wholly
                                                           owned subsidiary of
                                                           MetLife Insurance
                                                           Limited.

                                   ii)   Metropolitan Global Management, LLC
                                         (DE/Ireland) - 99.7% is owned by
                                         MetLife Global Holdings Corporation
                                         S.A. de C.V. and 0.3% is owned by
                                         MetLife International Holdings, LLC.

                                         aaa)  MetLife Mexico Holdings,
                                               S. de R.L. de C.V. (Mexico) -
                                               99.99995% is owned by
                                               Metropolitan Global Management,
                                               LLC, and .00005% is owned by
                                               Excelencia Operativa y
                                               Tecnologica,S.A. de C.V.

                                         bbb)  MetLife Pensiones Mexico S.A.
                                               (Mexico)- 97.5125% is owned by
                                               MetLife Mexico Holdings,
                                               S. de R.L. de C.V. and 2.4875% is
                                               owned by MetLife International
                                               Holdings, LLC.

                                         ccc)  MetLife Mexico Servicios, S.A.
                                               de C.V. (Mexico) - 98% is owned
                                               by MetLife Mexico Holdings,
                                               S. de R.L. de C.V. and 2% is
                                               owned by MetLife International
                                               Holdings, LLC.

                                         ddd)  MetLife Mexico S.A. (Mexico)-
                                               99.050271% is owned by
                                               MetLife Mexico Holdings,
                                               S. de R.L. de C.V. and 0.949729%
                                               is owned by MetLife International
                                               Holdings, LLC.

                                               1)    MetLife Afore, S.A. de C.V.
                                                     (Mexico)- 99.99% is owned
                                                     by MetLife Mexico S.A. and
                                                     0.01% is owned by MetLife
                                                     Pensiones Mexico S.A.

                                                     aaaa)  Met1 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and .01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     bbbb)  Met2 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and .01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     cccc)  MetA SIEFORE
                                                            Adicional, S.A. de
                                                            C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and .01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     dddd)  Met3 SIEFORE Basica,
                                                            S.A. de C.V.
                                                            (Mexico) - 99.99% is
                                                            owned by MetLife
                                                            Afore, S.A. de C.V.
                                                            and .01% is owned
                                                            by MetLife Mexico
                                                            S.A.

                                                     eeee)  Met4 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and .01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     ffff)  Met0 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned
                                                            by MetLife Afore,
                                                            S.A. de C.V. and
                                                            .01% is owned by
                                                            MetLife Mexico
                                                            S.A.

                                               2)    ML Capacitacion Comercial
                                                     S.A. de C.V.(Mexico) - 99%
                                                     is owned by MetLife Mexico
                                                     S.A. and 1% is owned by
                                                     MetLife Mexico Servicios,
                                                     S.A. de C.V.

                                         eee)  MetLife Insurance Company of
                                               Korea Limited (South Korea)-
                                               14.64% is owned by MetLife
                                               Mexico, S.A. and 85.36% is
                                               owned by Metropolitan Global
                                               Management, LLC.

                                               1)    MetLife Financial Services,
                                                     Co., Ltd. (South Korea)


      3.    International Investment Holding Company Limited (Russia)

      4.    Borderland Investments Limited (DE)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      5.    International Technical and Advisory Services Limited ("ITAS") (DE)

      6. ALICO Properties, Inc. (DE) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (DE)

      7. MetLife American International Group and Arab National Bank Cooperative Insurance Company (Saudi Arabia) - 30% of MetLife American International Group and Arab National Bank Cooperative Insurance Company is owned by ALICO and the remaining interest by third parties. The Delaware Department of Insurance approved a disclaimer of affiliation and therefore, this company is not considered an affiliate under Delaware Law.

AF.   General American Life Insurance Company (MO)

      a.    GALIC Holdings LLC (DE)

AG.   MetLife European Holdings, LLC (DE)

AH.   MetLife Investment Management Holdings, LLC (DE)

      a)   Logan Circle Partners GP, LLC (PA)

      b)   Logan Circle Partners, L.P. (PA)

           i)    Logan Circle Partners I LLC (PA)

           ii)   Logan Circle Partners Investment Management, LLC (DE)

      c)   MetLife Real Estate Lending Manager LLC (DE)

      d)   MetLife Real Estate Lending LLC (DE)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 29. INDEMNIFICATION

As described in its governing documents, MetLife, Inc. (the ultimate parent of the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), which is incorporated in the state of Missouri) shall indemnify any person who is made or is threatened to be made a party to any civil or criminal suit, or any administrative or investigative proceeding, by reason of that person's service as a director, officer, or agent of MetLife, Inc., under certain circumstances, against liabilities and expenses incurred by such person.

As described in its governing documents, the Depositor, which is incorporated in the state of Nebraska shall indemnify any person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, by reason of the fact that such person (i) is or was a director or officer of the Depositor (except as described below regarding MetLife Employees serving as directors or officers of the Depositor) or (ii) with respect to acts or omissions prior to the date of domestication of the Depositor to Nebraska as to which any director or officer requested indemnification from the Depositor prior to the date of domestication of the Depositor to Nebraska, (A) is or was an officer or director of the Depositor or (B) is or was serving, in any capacity at the request of the Depositor, as a director, officer, partner, member, trustee, employee or agent of another domestic or foreign corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other entity, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The indemnification provisions set forth herein shall apply to any situation arising before or after the date of domestication of the Depositor to Nebraska.

As described in its governing documents, the Underwriter, which is incorporated in the state of Missouri, may indemnify, under certain circumstances, any person who is made a party to any civil or criminal suit, or made a subject of any administrative or investigative proceeding by reason of the fact that he is or was a director, officer, or agent of the Underwriter. The Underwriter also has such other and further powers of indemnification as are not inconsistent with the laws of Missouri.

MetLife, Inc. also has adopted a policy to indemnify employees ("MetLife Employees") of MetLife, Inc. or its affiliates ("MetLife"), including any MetLife Employees serving as directors or officers of the Depositor or the Underwriter. Under the policy, MetLife, Inc. will, under certain circumstances, indemnify MetLife Employees for losses and expenses incurred in connection with legal actions threatened or brought against them as a result of their service to MetLife. The policy excludes MetLife directors and others who are not MetLife Employees, whose rights to indemnification, if any, are as described in the charter, bylaws or other arrangement of the relevant company. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy under which the Registrant, the Depositor and the Underwriter, as well as certain other subsidiaries of MetLife, are covered.

MetLife, Inc. also has secured a Financial Institutions Bond. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITERS

a. MetLife Investors Distribution Company, which was known as General American Distributors, Inc. prior to December 1, 2004, is the principal underwriter for the following investment companies (other than the Registrant):

General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
Metropolitan Life Variable Annuity Separate Account II
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
New England Life Retirement Investment Account
New England Variable Annuity Fund I
Separate Account No. 13S
Metropolitan Tower Separate Account One
Metropolitan Tower Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D

b. MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 200 Park Avenue, New York, NY 10166.


Elizabeth M. Forget                Chairman of the Board, President, CEO and Director
200 Park Avenue
New York, NY 10166

Todd Nevenhoven                    Vice President and Director
4700 Westwon Pkwy
Suite 200
West Des Moines, IA 50266

Bradd Chignoli                     Director
501 Route 22
Bridgewater, NJ 08807

Derrick Kelson                     Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Thomas A. Schuster                 Director
200 Park Avenue
New York, NY 10166

Todd Katz                          Executive Vice President
501 Route 22
Bridgewater, NJ 08807

Marlene B. Debel                   Executive Vice President
200 Park Avenue
New York, NY 10166

Elisabeth Bedore                   Vice President and Chief Compliance Officer
One MetLife Way
Whippany, NJ 07981

Tyla L. Reynolds                   Vice President and Secretary
600 North King Street
Wilmington, DE 19801

Charles Connery                    Vice President and Treasurer
One MetLife Way
Whippany, NJ 07981

Jamie Zaretsky                     Chief Legal Officer
200 Park Avenue
New York, NY 10166


c. Compensation to the Distributor. The following aggregate amount of commissions and other compensation was received by the Distributor, directly or indirectly, from the Registrant, during their last fiscal year.

                                    NET
                                UNDERWRITING
                                 DISCOUNTS   COMPENSATION
      NAME OF PRINCIPAL             AND           ON       BROKERAGE
         UNDERWRITER            COMMISSIONS   REDEMPTION  COMMISSIONS COMPENSATION

-----------------------------------------------------------------------------------
MetLife Investors Distribution
  Company......................   $928,088        $0          $0           $0

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by


(a) Metropolitan Life Insurance Company, 200 Park Avenue, New York, New York 10166-0188

(b) MetLife, One Financial Center, Boston, MA 02111

(c) MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


ITEM 32. MANAGEMENT SERVICES

Not applicable.

ITEM 33. FEE REPRESENTATION

Metropolitan Tower Life Insurance Company represents that the fees and charges deducted under the Policy described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Tower Life Insurance Company.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, General American Separate Account Eleven, has caused this Registration Statement to be signed on its behalf, in the city of New York, State of New York, on the 27th day of April, 2018.

                                             General American Separate Account
                                             Eleven (Registrant)

                                             By:  Metropolitan Tower Life
                                                  Insurance Company (Depositor)

                                             By:  /s/ Darrell Hall
                                                  -------------------
                                                  Darrell Hall
                                                  Senior Vice President
                                                  Metropolitan Tower
                                                  Life Insurance Company

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, General American Separate Account Eleven, has caused this Registration Statement to be signed on its behalf, in the city of New York, State of New York, on the 27th day of April, 2018.

                                             Metropolitan Tower Life Insurance
                                             Company (Depositor)

                                             By:  /s/ Darrell Hall
                                                  -------------------
                                                  Darrell Hall
                                                  Senior Vice President
                                                  Metropolitan Tower
                                                  Life Insurance Company

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 27, 2018.

*                          President and Presiding officer of the Board
-----------------------
Marlene Debel

*                          Executive Vice President and Chief Accounting Officer
-----------------------
William O'Donnell

*                          Vice President and Chief Financial Officer
-----------------------
Anne Belden

*                          Director
-----------------------
Michael Borowski

*                          Director
-----------------------
Frank Cassandra

*                          Director
-----------------------
Andrew Kaniuk

*                          Director
-----------------------
John McCallion

*                          Director
-----------------------
Richard Leist

*                          Director
-----------------------
Alessandro Papa

*                          Director
-----------------------
Michael Zarcone

By: /s/ Heather Harker
    -----------------------
    Heather Harker
    Attorney-In-Fact
    April 27, 2018

* Metropolitan Tower Life Insurance Company. Executed by Heather Harker, on behalf of those indicated pursuant to powers of attorney filed herewith.

                                 EXHIBIT INDEX

(a)  (ii)   Resolutions of the Board of Directors of General American
            (including Agreement and Plan of Merger attached as Exhibit
            A to the resolutions) (adopted February 7, 2018)

     (iii) Resolutions of the Board of Directors of the Company authorizing acceptance of the Separate Account (adopted February 7, 2018)

(c)  (ii)   Form of Amended and Restated Principal Underwriting Agreement
            between Metropolitan Tower Life Insurance Company and
            MetLife Investors Distribution Company

(d)  (iii)  Merger Endorsement

(f)  (i)    Copy of the Certificate of Incorporate and Certificate of
            Amendment of the Company

     (ii)   Copy of the By-laws of the Company

(h)  (v)    Amended and Restated Participation Agreement dated January 24, 2018
            Among Variable Insurance Products Fund, Fidelity Distributors
            Corporation and General American Life Insurance Company

(n)         Consent of Independent Registered Public Accounting Firm

(r)         Powers of Attorney